Exhibit 1

CERTAIN TECHNICAL TERMS

When used herein, the terms set forth below mean the following:

•

Aggregates are sand and gravel, which are mined from quarries. They give ready-mix concrete its necessary volume and add to its overall strength. Under normal circumstances, one cubic meter of fresh concrete contains two metric tons of gravel and sand.

•	Billion means one thousand million.

•

Clinker is an intermediate cement product made by sintering limestone, clay, and iron oxide in a kiln at around 1,450 degrees Celsius. One metric ton of clinker is used to make approximately 1.1 metric tons of gray Portland cement.

•

Gray cement, used for construction purposes, is a hydraulic binding agent with a composition by weight of at least 95% clinker and 0% to 5% of a minor component (usually calcium sulfate) which, when mixed with sand, stone or other aggregates and water, produces either concrete or mortar.

•	Petroleum coke (petcoke) is a byproduct of the oil refining coking process.

•	Ready-mix concrete is a mixture of cement, aggregates, and water.

•	Tons means metric tons. One metric ton equals 1.102 short tons.

•	White cement is a specialty cement used primarily for decorative purposes.

SUMMARY

Unless the context otherwise requires, references herein to our sales and assets, including percentages, for a country or region are calculated before eliminations resulting from consolidation, and thus include intercompany balances between countries and regions. These intercompany balances are eliminated when calculated on a consolidated basis. References herein to “U.S.$” and “Dollars” are to U.S. Dollars, references to “€” are to Euros, references to “£” and “Pounds” are to British Pounds, and, unless otherwise indicated, references to “Ps,” “Mexican Pesos” and “Pesos” are to Mexican Pesos.

CEMEX

Founded in 1906, CEMEX is one of the largest cement companies in the world, based on annual installed cement production capacity as of December 31, 2012 of approximately 94.8 million tons. We are the largest ready-mix concrete company in the world with annual sales volumes of approximately 55 million cubic meters and one of the largest aggregates companies in the world with annual sales volumes of approximately 159 million tons, in each case based on our annual sales volumes in 2012. We are also one of the world’s largest traders of cement and clinker, having traded approximately 8.8 million tons of cement and clinker in 2012. CEMEX, S.A.B. de C.V. is a holding company primarily engaged, through our operating subsidiaries, in the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates, clinker and other construction materials throughout the world, and that provides reliable construction-related services to customers and communities in more than 50 countries throughout the world.

We operate globally, with operations in Mexico, the United States, Northern Europe, the Mediterranean, South America and the Caribbean and Asia. We had total assets of approximately Ps479 billion (U.S.$37 billion) as of December 31, 2012, and an equity market capitalization of approximately Ps164.2 billion (U.S.$13.2 billion) as of March 12, 2013.

As of December 31, 2012, our main cement production facilities were located in Mexico, the United States, Spain, Egypt, Germany, Colombia, the Philippines, Poland, the Dominican Republic, the United Kingdom, Croatia, Panama, Latvia, Puerto Rico, Thailand, Costa Rica and Nicaragua. As of December 31, 2012, our assets (after eliminations), cement plants and installed capacity, on an unconsolidated basis by region, were as set forth below. Installed capacity, which refers to theoretical annual production capacity, represents gray cement equivalent capacity, which counts each ton of white cement capacity as approximately two tons of gray cement capacity, and includes installed capacity of cement plants that have been temporarily closed.

	As of December 31, 2012
	Assets After Eliminations (in Billions of Pesos)	Number of Cement Plants	Installed Cement Production Capacity (Millions of Tons Per Annum)
Mexico(1)	79	15	29.3
United States(2)	208	13	17.1
Northern Europe
United Kingdom	29	2	2.4
Germany	13	2	4.9
France	14	—	—
Rest of Northern Europe(3)	18	3	4.6
The Mediterranean
Spain(4)	22	8	11.0
Egypt	7	1	5.4
Rest of the Mediterranean(5)	10	3	2.4
South America and the Caribbean
Colombia	16	2	4.0
Rest of South America and the Caribbean(6)	17	5	8.0
Asia
Philippines	8	2	4.5
Rest of Asia(7)	3	1	1.2
Corporate and Other Operations	35	—	—

Total	479	57	94.8

The above table includes our proportional interest in the installed capacity of companies in which we hold a non-controlling interest.

(1)	“Number of cement plants” and “installed cement production capacity” includes two cement plants that have been temporarily closed with an aggregate annual installed capacity of 2.7 million tons of cement.

(2)	“Number of cement plans” and “installed cement production capacity” includes two cement plants that have been temporarily closed with an aggregate annual installed capacity of 2.1 million tons of cement.
(3)	Refers primarily to our operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland. For purposes of the columns labeled “Assets after eliminations” and “Installed cement production capacity,” includes our approximate 33% interest, as of December 31, 2012, in a Lithuanian cement producer that operated one cement plant with an annual installed capacity of 1.3 million tons of cement as of December 31, 2012. For purposes of “number of cement plants” and “installed cement production capacity” includes one cement plant that has been temporarily closed with an aggregate annual installed capacity of 1.5 million tons of cement.
(4)	For purposes of “number of cement plants” and “installed cement production capacity” includes one cement plant that has been temporarily closed with an aggregate annual installed capacity of 0.1 million tons of cement.
(5)	Refers primarily to our operations in Croatia, the United Arab Emirates (“UAE”) and Israel.
(6)	Includes our operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Peru, Jamaica and other countries in the Caribbean, Guatemala and small ready-mix concrete operations in Argentina.
(7)	Includes our operations in Thailand, Bangladesh, China and Malaysia.

Geographic Breakdown of Net Sales for the Year Ended December 31, 2012

The following chart indicates the geographic breakdown of our net sales, before eliminations resulting from consolidation, for the year ended December 31, 2012:

Breakdown of Net Sales by Product For the Year Ended December 31, 2012

The following chart indicates the breakdown of our net sales by product, after eliminations resulting from consolidation, for the year ended December 31, 2012:

Financial Ratios

	As of and For the Year Ended December 31,
	2010	2011	2012
Ratio of Operating EBITDA to interest expense(1)	2.0	1.8	1.9
Ratio of earnings to combined fixed charges (2)	0.3	0.3	0.7

(1)	Operating EBITDA equals operating earnings before other expenses, net, amortization and depreciation expenses. Operating EBITDA and the ratio of Operating EBITDA to interest expense are presented because we believe that they are widely accepted as financial indicators of our ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and such ratios should not be considered as indicators of our financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. Operating EBITDA differs from Consolidated EBITDA, as such term is defined in each of the indentures governing the (i) 9.50% Senior Secured Notes due 2016 and 9.625% Senior Secured Notes due 2017 issued by CEMEX Finance LLC, or together, the December 2009 Notes, (ii) 9.25% Senior Secured Notes due 2020 and 8.875% Senior Secured Notes due 2017 issued by CEMEX España, acting through its Luxembourg branch, or together, the May 2010 Notes, (iii) 9.000% Senior Secured Notes due 2018 issued by CEMEX, S.A.B. de C.V., or the January 2011 Notes, (iv) additional 9.25% Senior Secured Notes due 2020 issued by CEMEX España, acting through its Luxembourg branch, or the Additional May 2010 Notes, (v) Floating Rate Senior Secured Notes due 2015 issued by CEMEX, S.A.B. de C.V., or the April 2011 Notes, (vi) additional 9.000% Senior Secured Notes due 2018 issued by CEMEX, S.A.B. de C.V., or the Additional January 2011 Notes, (vii) 9.875% U.S. Dollar-Denominated Senior Secured Notes Due 2019 and 9.875% Euro-Denominated Senior Secured Notes Due 2019 issued by CEMEX España, acting through its Luxembourg branch, or the March 2012 Notes, (viii) 9.50% Senior Secured Notes due 2018 issued by CEMEX, S.A.B. de C.V., or the September 2012 Notes, and (ix) 9.375% Senior Secured Notes due 2022 issued by CEMEX Finance LLC. We refer to these notes, collectively, as the Existing Senior Secured Notes. Under International Financial Reporting Standards, or IFRS, while there are line items that are customarily included in statements of operations prepared pursuant to IFRS, such as net sales, operating costs and expenses and financial revenues and expenses, among others, the inclusion of certain subtotals, such as operating earnings before other expenses, net, and the display of such statement of operations varies significantly by industry and company according to specific needs. Operating EBITDA is reconciled below to operating earnings before other expenses, net, as reported in the statements of operations, and to net cash flows provided by operating activities before interest and income taxes paid in cash, as reported in the statement of cash flows. Interest expense presented in this chart differs from the definition of Consolidated Interest Expense as such term is defined in the indentures governing the Existing Senior Secured Notes. Interest expense under IFRS does not include coupon payments and issuance costs of the U.S. Dollar-Denominated 6.196% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C5 Capital (SPV) Limited, U.S. Dollar-Denominated 6.640% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C8 Capital (SPV) Limited, U.S. Dollar-Denominated 6.722% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C10 Capital (SPV) Limited and Euro-Denominated 6.277% Fixed-to-Floating Rate Callable Perpetual Debentures issued by C10-EUR Capital (SPV) Limited, or together, the Perpetual Debentures,” issued by consolidated entities of approximately Ps1,624 million for 2010, approximately Ps1,010 million for 2011 and approximately Ps453 million for 2012, as described in note 20D to our 2012 audited consolidated financial statements included in our report on Form 6-K, filed with the Securities and Exchange Commission, or the SEC, on March 1, 2013 (the “March 1st 6-K”).

	As of and For the Year Ended December 31,
	2010	2011	2012
	(in millions of Pesos)
Reconciliation of operating EBITDA to net cash flows provided by operating activities before interest and income taxes paid in cash
Operating EBITDA	Ps 29,844	Ps 29,600	Ps 34,384

Less:
Operating depreciation and amortization expense	19,108	17,536	17,184
Operating earnings before other expenses, net	10,736	12,064	17,200

Plus / minus:
Changes in working capital excluding income taxes	(623)	(727)	(2,048)
Depreciation and amortization expense	19,108	17,536	17,184
Other items, net	(3,269)	(5,257)	(2,439)
Net cash flows provided by operating activities before interest and income taxes paid in cash	Ps 25,952	Ps 23,616	Ps 29,897

(2)	For purposes of determining the ratio of earnings to combined fixed charges, (a) earnings consist of pre-tax income from continuing operations before adjustment for non-controlling interests in consolidated subsidiaries or income or loss from equity investees, fixed charges, amortization of capitalized interest, distributed income of equity investees, and our share of pre-tax losses of equity investees for which charges arising from guarantees are included in fixed charges, less interest capitalized and the non-controlling interest in pre-tax income of subsidiaries that have not incurred fixed charges and (b) fixed charges consist of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses related to indebtedness and our estimate of the interest within rental expense. The denominator of this ratio under IFRS does not include coupon payments and issuance costs of the Perpetual Debentures issued by consolidated entities of approximately Ps1,624 million for 2010, approximately Ps1,010 million for 2011 and approximately Ps453 million for 2012, as described in note 20D to our 2012 audited consolidated financial statements included in the March 1st 6-K.

RISK FACTORS

Risks Relating To Our Business

Economic conditions in some of the countries where we operate may adversely affect our business, financial condition and results of operations.

The economic conditions in some of the countries where we operate have had and may continue to have a material adverse impact on our business, financial condition and results of operations throughout our operations worldwide. Our results of operations are highly dependent on the results of our operating subsidiaries in the United States, Mexico, South America and Western Europe. Despite measures taken by governments and central banks to address economic difficulties stemming from the global economic recession that began in late 2008, there is still a risk that these measures may not prevent the countries where we operate from experiencing future economic declines. The construction downturn has been more severe in countries that experienced the largest housing market expansion during the years of high credit availability (such as the United States, Spain, Ireland and the United Kingdom). Most government sponsored recovery efforts focus on fostering growth in demand from infrastructure projects. The infrastructure plans announced to date by many countries, including the United States and Mexico, may not stimulate economic growth or yield the expected results because of delays in implementation and/or bureaucratic issues, among other obstacles. A worsening of the economic crisis or delays in implementing any such plans could adversely affect demand for our products.

Recovery in the United States has been slow despite various measures taken by the federal government, including fiscal stimulus. The financial sector, in particular, has been slow to recover. Once the level of public stimulus decreases, it is possible that the private sector will be unable to sustain the U.S. recovery. Also, subject to how and when, if at all, the Federal Reserve removes liquidity from the U.S. economy, such action could prompt an increase in inflationary expectations, capital outflows, a disorderly increase of interest rates and an economic recession. The U.S. economy could still be affected by uncertainty related to the fiscal adjustment and concerns that investments and expenditures will be postponed or canceled. Recovery in the housing sector, which, as of the date of this report, is driving demand for cement and building materials in the United States, could stall if recent employment gains falter. Infrastructure spending is dependent upon state fiscal results and political agreements being reached at the federal level.

Mexico’s dependence on the U.S. economy remains very significant and, therefore, any downturn in the economic outlook of the United States may hinder economic growth in Mexico. Exchange rate depreciation and/or volatility in the markets would adversely affect our operational and financial results. Large capital inflows, which are driven by accommodative monetary policies in advanced countries, and the search for higher returns on investments, can generate financial instability through credit booms and asset price bubbles, dampening future economic growth. A reversal of capital inflows resulting from a spike in risk aversion, or when advanced economies begin exiting their accommodative monetary policy, could have adverse effects on the Mexican economy generally and our financial results.

Euro area countries, particularly countries in the periphery, have faced a difficult economic environment due to the sovereign, institutional and financial crises. Although progress has been made through policy actions that are essential to reestablish the consistency of the Euro area (European Central Bank support, banking union, further fiscal integration), stability in the Euro area is still fragile and relevant details of such policies are still in the initial phases. Once these policies are decided, they will still need to be legislated and implemented. Delays and/or incomplete steps could trigger the erosion of incipient market confidence and our financial condition and results of operations could be further affected. Austerity measures being implemented by most European countries could result in larger than expected declines in infrastructure construction activity and demand for our products. Weaker than expected economic growth and worsening financial conditions could negatively affect residential and private non-residential construction. The risks are more pronounced in those countries with a higher degree of previous market distortions (especially those experiencing real estate bubbles and durable goods overhangs prior to the crisis), such as Spain. In these countries, the adjustment process has been particularly painful and slow, given the severe fiscal constraints, the need for households to repair their balance sheets and the limitations on credit institutions that are in the process of deleveraging. Because of this, the residential adjustment could last longer than anticipated, while non-residential construction could experience a sharper decline than expected. At the same time, social risk in these countries (associated with austerity fatigue) could also negatively affect their economies, which could adversely affect demand for our products and, as a consequence, adversely affect our business and results of operations. Moreover, a default by a Eurozone country on their debt or their exit from the Euro could have a negative affect not only on the country, but also on the rest of Europe, which could adversely affect demand for our products and, as a consequence, adversely affect our business and results of operations. In the UK, economic recovery is proceeding very slowly despite the sizable monetary stimulus. The UK’s exposure to financial market distress (given the weight of the financial sector in its economy) is significant. The significant trade links that Eastern European countries have with Western Europe make some of them susceptible to the Western European recession and political problems. The risk of spillover of financial and economic problems from one country to another are significant. Large financing needs in these countries also represent a significant vulnerability. Central European economies could face cuts in European Union Structural Funds (funds provided by the European Union to member states with the lowest national incomes per capita) in coming years that are larger than those currently being discussed in the European Parliament.

The Central and South American economies are also exposed to the risk of a decrease in overall economic activity. A new financial downturn, lower exports to the United States and Europe, lower remittances and lower commodity prices could represent an important risk for the region in the short term. This may translate into greater economic and financial volatility and lower growth rates, which could have a material adverse effect on demand and/or prices for our products, thereby adversely affecting our business and results of operations. The region is also receiving strong capital inflows associated with the excess of global liquidity, so the risk of asset bubbles, credit booms and economic overheating is also present, as well as the risk of a sudden reversal of flows. Political or economic volatility in the South American, Central American or the Caribbean countries in which we have operations may also have an negative impact on prices and demand for our products, which could adversely affect our business and results of operations.

The Asia-Pacific region will likely be negatively affected if the economic landscape further deteriorates. Increased country risk and/or decreased confidence among global investors would also limit capital inflows and investments in the Asian region. A decline in Chinese economic growth (due to a disorderly correction of its imbalances or otherwise) would have negative spillover effects on the region. In the Middle East region, lower oil revenues and political risk could moderate economic growth and adversely affect construction investments. In Egypt, political instability and social risk persist. The uncertainty caused by this could dampen overall economic activity in Egypt, negatively affecting demand for building materials. Egypt’s large financial needs and the impediments to accessing financial support from multilateral institutions (due to the necessity for unpopular economic measures) could trigger a disorderly depreciation of the exchange rate. In addition, Egypt is subject to risks created by legal uncertainty.

Demand for our products is highly related to construction levels and depends, in large part, on residential and commercial construction activity as well as private and public infrastructure spending in the countries where we operate. Declines in the construction industry are correlated with declines in economic conditions. As a result, a deterioration in economic conditions in the countries where we operate could have a material adverse effect on our business, financial condition and results of operations. In addition, we cannot assure you that growth in the GDP of the countries where we operate will translate into a correlated increase in demand for our products.

If the economies of certain major countries where we operate were to continue to deteriorate and fall into an even deeper and longer lasting recession, or even a depression, our business, financial condition and results of operations would be adversely affected.

Concerns regarding the European debt crisis and market perception concerning the instability of the Euro could affect our operating profits.

We conduct business in many countries that use the Euro as their currency, or the Eurozone. Concerns persist regarding the debt burden of certain Eurozone countries and their ability to meet future financial obligations, the overall stability of the Euro and the suitability of the Euro as a single currency given the diverse economic and political circumstances in individual Eurozone countries.

These concerns could lead to the reintroduction of individual currencies in one or more Eurozone countries, or in more extreme circumstances, the possible dissolution of the Euro currency entirely. Should the Euro dissolve entirely, the legal and contractual consequences for holders of Euro-denominated obligations would be determined by laws in effect at such time. These potential developments, or market perceptions concerning these and related issues, could adversely affect the value of our Euro-denominated assets and obligations. In addition, concerns over the effect of this financial crisis on financial institutions in Europe and globally could have an adverse effect on the global capital markets, and more specifically on our ability, and the ability of our customers, suppliers and lenders to finance their respective businesses, to access liquidity at acceptable financing costs, if at all, and on the demand for our products.

Significant reductions in or changes to the U.S. federal government’s budget or its spending priorities from one period to another, including the potential impact of a sequestration, could adversely affect our customers’ and their demand for our products and services and could therefore materially adversely affect our business, financial condition and results of operations.

We are subject to the effects of general global economic and market conditions that are beyond our control. If these conditions remain challenging or deteriorate, our business, financial condition and results of operations could be materially adversely affected. Possible consequences from macroeconomic global challenges such as the debt crisis in certain countries in the European Union or slowing economies in parts of Asia, or the impact of continuing uncertainty associated with the budget “sequestration” in the U.S. federal government on our business, including insolvency of key suppliers resulting in product delays, inability of customers to obtain credit to finance purchases of our products, customer insolvencies and increased risk that customers may delay payments, fail to pay or default on credit extended to them, could have a material adverse effect on our results of operations or financial condition.

The Facilities Agreement contains several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on us.

The Facilities Agreement requires us to comply with several financial ratios and tests, including a consolidated coverage ratio of EBITDA to consolidated interest expense, for each period of four consecutive fiscal quarters (measured semi-annually), of not less than (i) 1.50:1 from the period ending December 31, 2012 up to and including the period ending June 30, 2014, (ii) 1.75:1 from the period ending December 31, 2014 up to and including the period ending June 30, 2015, (iii) 1.85:1 for the period ending December 31, 2015, (iv) 2:00:1 for the period ending June 30, 2016 and (v) 2.25:1 for the period of four consecutive fiscal quarters ending December 31, 2016. In addition, the Facilities Agreement allows us a maximum consolidated leverage ratio of total debt (including the Perpetual Debentures) to EBITDA for each period of four consecutive fiscal quarters (measured semi-annually) not to exceed (i) 7.00:1 for each period from the period ending December 31, 2012 up to and including the period ending December 31, 2013, (ii) 6.75:1 for the period ending June 31, 2014, (iii) 6.5:1 for the period ending December 31, 2014, (iv) 6.00:1 for the period ending June 30, 2015, (v) 5.50:1 for the period ending December 31, 2015, (vi) 5.00:1 for the period ending June 30, 2016 and (vii) 4.25:1 for the period ending December 31, 2016. Our ability to comply with these ratios may be affected by economic conditions and volatility in foreign exchange rates, as well as by overall conditions in the financial and capital markets. For the period ended December 31, 2012, we reported to the lenders under the Facilities Agreement a consolidated coverage ratio of 2.10:1 and a consolidated leverage ratio of 5.44:1, each as calculated pursuant to the Facilities Agreement. Pursuant to the Facilities Agreement, we are prohibited from making aggregate annual capital expenditures in excess of U.S.$800 million (excluding certain capital expenditures, and joint venture investments and acquisitions by CEMEX Latam Holdings, S.A. (“CEMEX Latam”) and its subsidiaries, which capital expenditures, joint venture investments and acquisitions at any time then incurred are subject to a separate aggregate limit of U.S.$350 million (or its equivalent)).

We are also subject to a number of negative covenants that, among other things, restrict or limit our ability to: (i) create liens; (ii) incur additional debt; (iii) change our business or the business of any obligor or material subsidiary (in each case, as defined in the Facilities Agreement); (iv) enter into mergers; (v) enter into agreements that restrict our subsidiaries’ ability to pay dividends or repay intercompany debt; (vi) acquire assets; (vii) enter into or invest in joint venture agreements; (viii) dispose of certain assets; (ix) grant additional guarantees or indemnities; (x) declare or pay cash dividends or make share redemptions; (xi) issue shares; (xii) enter into certain derivatives transactions; (xiii) exercise any call option in relation to any perpetual bonds we issue unless the exercise of the call options does not have a materially negative impact on our cash flow; and (xiv) transfer assets from subsidiaries or more than 10% of shares in subsidiaries into or out of CEMEX España or its subsidiaries if those assets or subsidiaries are not controlled by CEMEX España or any of its subsidiaries.

The Facilities Agreement also contains a number of affirmative covenants that, among other things, require us to provide periodic financial information to our lenders. Pursuant to the Facilities Agreement, however, a number of those covenants and restrictions will automatically cease to apply or become less restrictive if (i) our consolidated leverage ratio for the two most recently completed semi-annual testing periods is less than or equal to 3.50:1; and (ii) no default under the Facilities Agreement is continuing. Restrictions that will cease to apply when we satisfy such conditions include the capital expenditure limitations mentioned above and several negative covenants, including limitations on our ability to declare or pay cash dividends and distributions to shareholders, limitations on our ability to repay existing financial indebtedness, certain asset sale restrictions, the quarterly cash balance sweep, certain mandatory prepayment provisions, and restrictions on exercising call options in relation to any perpetual bonds we issue (provided that creditors will continue to receive the benefit of any restrictive covenants that other creditors receive relating to other financial indebtedness of ours in excess of U.S.$75 million). At such time, several baskets and caps relating to negative covenants will also increase, including permitted financial indebtedness, permitted guarantees and limitations on liens. However, we cannot assure you that we will be able to meet the conditions for these restrictions to cease to apply prior to the final maturity date under the Facilities Agreement.

The Facilities Agreement contains events of default, some of which may be outside our control. Such events of default include defaults based on (i) non-payment of principal, interest, or fees when due; (ii) material inaccuracy of representations and warranties; (iii) breach of covenants; (iv) bankruptcy (quiebra) or insolvency (concurso mercantil) of CEMEX, S.A.B. de C.V., any other borrower under the Facilities Agreement or any other of our material subsidiaries (as defined in the Facilities Agreement); (v) inability to pay debts as they fall due or by reason of actual financial difficulties, suspension or threatened suspension of payments on debts exceeding U.S.$50 million or commencement of negotiations to reschedule debt exceeding U.S.$50 million; (vi) a cross-default in relation to financial indebtedness in excess of U.S.$50 million; (vii) a change of control with respect to CEMEX, S.A.B. de C.V.; (viii) a change to the ownership of any of our subsidiary obligors under the Facilities Agreement, unless the proceeds of such disposal are used to prepay Facilities Agreement debt; (ix) enforcement of the share security; (x) final judgments or orders in excess of U.S.$50 million that are neither discharged nor bonded in full within 60 days thereafter; (xi) any restrictions not already in effect as of September 17, 2012 limiting transfers of foreign exchange by any obligor for purposes of performing material obligations under the Facilities Agreement; (xii) any material adverse change arising in the financial condition of CEMEX, S.A.B. de C.V. and each of its subsidiaries, taken as a whole, which more than 66.67% of the Facilities Agreement creditors determine would result in our failure, taken as a whole, to perform payment obligations under the Facilities Agreement; and (xiii) failure to comply with laws or our obligations under the Facilities Agreement cease to be legal. If an event of default occurs and is continuing, upon the authorization of 66.67% of the Facilities Agreement creditors, the creditors have the ability to accelerate all outstanding amounts due under the Facilities Agreement. Acceleration is automatic in the case of insolvency.

We cannot assure you that we will be able to comply with the restrictive covenants and limitations contained in the Facilities Agreement. Our failure to comply with such covenants and limitations could result in an event of default, which could materially and adversely affect our business and financial condition.

If we are unable to comply with the milestones for addressing the maturities of certain indebtedness pursuant to the Facilities Agreement, the maturity date of our indebtedness under the Facilities Agreement will automatically reset, or “spring-back,” to earlier dates.

The Facilities Agreement requires us to (a) on or before March 5, 2014, redeem, purchase, repurchase, refinance or extend the maturity date of 100% of the 4.75% Notes due 2014 issued by CEMEX Finance Europe B.V. (the “Eurobonds”) to a maturity date falling after December 31, 2017, or the maturity date of the indebtedness under the Facilities Agreement will become March 5, 2014, (b) on or before March 15, 2015, redeem, convert into equity, purchase, repurchase, refinance or extend the maturity date of 100% of the 4.875% Convertible Subordinated Notes due 2015 issued by CEMEX, S.A.B. de C.V., or the 2010 Optional Convertible Subordinated Notes, to a maturity date falling after December 31, 2017, or the maturity date of the indebtedness under the Facilities Agreement will become March 15, 2015, (c) on or before September 30, 2015, redeem or extend the maturity date of 100% of the April 2011 Notes to a maturity date falling after December 31, 2017, or the maturity date of the indebtedness under the Facilities Agreement will become September 30, 2015, (d) on or before March 15, 2016, redeem, convert into equity, purchase, repurchase, refinance or extend the maturity date of 100% of the 3.25% Convertible Subordinated Notes due 2016 issued by CEMEX, S.A.B. de C.V. to a maturity date falling after December 31, 2017, or the maturity date of the indebtedness under the Facilities Agreement will become March 15, 2016, and (e) on or before December 14, 2016, redeem or extend the maturity date of 100% of the December 2009 Notes to a maturity date falling after December 31, 2017, or the maturity date of the indebtedness under the Facilities Agreement will become December 14, 2016.

We cannot assure you that we will be able to meet any or all of the above milestones for redeeming, converting into equity, purchasing, repurchasing or extending the maturities of our indebtedness. Failure to meet any of these milestones will result in a spring-back of the maturity date of our indebtedness under the Facilities Agreement, and we cannot assure you that at such time we will be able to repay such indebtedness.

We have a substantial amount of debt maturing in the next several years, including a significant portion of debt not subject to the Facilities Agreement. If we are unable to secure refinancing on favorable terms or at all, we may not be able to comply with our upcoming payment obligations. Our ability to comply with our debt maturities and financial covenants may depend on us making asset sales, and there is no assurance that we will be able to execute such sales on terms favorable to us or at all.

As of December 31, 2012, our total debt plus other financial obligations were Ps218,026 million (U.S.$16,967 million) (principal amount Ps226,957 million (U.S.$17,662 million)), not including approximately Ps6,078 million (U.S.$473 million) of Perpetual Notes, but including our debt subject to the Facilities Agreement, which was approximately Ps52,406 million (U.S.$4,078 million) (principal amount Ps53,798 million (U.S.$4,187 million)), and our debt subject to the 2009 Financing Agreement, which was approximately Ps605 million (U.S.$47 million) (principal amount Ps703 million (U.S.$55 million)). Of such total debt plus other financial obligations amount, approximately Ps8,860 million (U.S.$689 million) (principal amount Ps8,751 million (U.S.$681 million)) is maturing during 2014; Ps21,158 million (U.S.$1,647 million) (principal amount Ps21,801 million (U.S.$1,697 million)) is maturing during 2015; Ps33,651 million (U.S.$2,619 million) (principal amount Ps35,351 million (U.S.$2,751 million)) is maturing during 2016; Ps62,420 million (U.S.$4,858 million) (principal amount Ps63,543 million (U.S.$4,945 million)) is maturing during 2017 (including the remainder of the principal amount of debt under the Facilities Agreement) and Ps84,360 million (U.S.$6,565 million) (principal amount Ps90,135 million (U.S.$7,014 million)) is maturing after 2017. Additionally, as described above, if we are unable to comply with the milestones for addressing the maturities of certain indebtedness pursuant to the Facilities Agreement, the maturity date of our indebtedness under the Facilities Agreement will automatically spring-back to earlier dates.

If we are unable to comply with our upcoming principal maturities under our indebtedness or any milestones for addressing the maturities of certain indebtedness pursuant to the Facilities Agreement, or refinance or extend maturities of our indebtedness, our debt could be accelerated or the maturity date could spring-back. Acceleration of our debt or a spring-back of a maturity date would have a material adverse effect on our business and financial condition.

Our ability to comply with our financial covenants and payment obligations under the Facilities Agreement and other indebtedness may depend in large part on asset sales, and there is no assurance that we will be able to execute such sales on terms favorable to us or at all.

As a result of the restrictions under the Facilities Agreement and other debt instruments, the current global economic environment and uncertain market conditions, we may not be able to complete asset divestitures on terms that we find economically attractive or at all. The current volatility of the credit and capital markets can significantly affect us due to the limited availability of funds to potential acquiring parties, including industry peers. In addition, high levels of consolidation in our industry in some jurisdictions may further limit potential assets sales to interested parties due to antitrust considerations. If we are unable to complete asset divestitures and our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with financial covenants and payment obligations under our indebtedness.

In addition, our levels of debt, contractual restrictions, and our need to deleverage may limit our planning flexibility and our ability to react to changes in our business and the industry, and may place us at a competitive disadvantage compared to competitors who may have lower leverage ratios and fewer contractual restrictions. There can also be no assurance that, because of our high leverage ratio and contractual restrictions, we will be able to maintain our operating margins and deliver financial results comparable to the results obtained in the past under similar economic conditions.

We may not be able to generate sufficient cash to service all of our indebtedness or satisfy our short-term liquidity needs, and we may be forced to take other actions to satisfy our obligations under our indebtedness and our short-term liquidity needs, which may not be successful.

Historically, we have addressed our liquidity needs (including funds required to make scheduled principal and interest payments, refinance debt, and fund working capital and planned capital expenditures) with operating cash flow, borrowings under credit facilities, receivables and inventory financing facilities, proceeds of debt and equity offerings and proceeds from asset sales.

As of December 31, 2012, we had U.S.$662 million funded under our securitization programs in the United States, France (which incorporated the sale of trade receivables in the United Kingdom) and Mexico. We cannot assure you that, going forward, we will be able to roll over or renew these programs, which could adversely affect our liquidity.

The continued weakness of the global economic environment and its adverse effects on our operating results may continue to negatively affect our credit rating and the market value of our common stock, our CPOs and our ADSs. If current economic pressures continue or worsen, we may be dependent on the issuance of equity as a source to repay our existing indebtedness, including indebtedness under the Facilities Agreement. Although we have been able to raise debt, equity and equity linked capital in the recent past, previous conditions in the capital markets in 2008 and 2009 were such that traditional sources of capital were not available to us on reasonable terms or at all. As a result, there is no guarantee that we will be able to successfully raise additional debt or equity capital on terms that are favorable to us or at all.

The Facilities Agreement restricts us from incurring additional debt, subject to a number of exceptions. The limitation on incurrence of debt covenant under the Facilities Agreement permits us to incur a liquidity facility or facilities in an amount not to exceed U.S.$400 million. In addition, the Facilities Agreement requires proceeds from asset disposals, incurrences of debt and issuances of equity, and excess cash flow to be applied to the prepayments of the indebtedness under the Facilities Agreement, subject to our right to retain cash on hand up to U.S.$625 million in the first three quarters of any fiscal year and $725 million in the fourth quarter of any fiscal year, including the amount of undrawn commitments of a permitted liquidity facility or facilities (unless the proceeds are used to refinance existing indebtedness on the terms set forth in the Facilities Agreement), and to reserve proceeds from asset disposals, permitted refinancings and cash on hand, to be applied to the repayment of indebtedness under the Facilities Agreement and of other indebtedness as permitted under the Facilities Agreement.

We and our subsidiaries have sought and obtained waivers and amendments to several of our debt instruments relating to a number of financial ratios in the past. Our ability to comply with these ratios may be affected by current global economic conditions and high volatility in foreign exchange rates and the financial and capital markets. We may need to seek waivers or amendments in the future. However, we cannot assure you that any future waivers, if requested, will be obtained. If we or our subsidiaries are unable to comply with the provisions of our debt instruments, and are unable to obtain a waiver or amendment, the indebtedness outstanding under such debt instruments could be accelerated. Acceleration of these debt instruments would have a material adverse effect on our financial condition.

If the global economic environment deteriorates further and our operating results worsen significantly, if we were unable to complete debt or equity offerings or if our planned divestitures and/or our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with our upcoming principal payment maturities under our indebtedness or refinance our indebtedness.

The terms of our indebtedness impose significant operating and financial restrictions, which may prevent us from capitalizing on business opportunities and may impede our ability to refinance our debt and the debt of our subsidiaries.

As of December 31, 2012, there were U.S.$8,097 million and €645 million aggregate principal amount of Existing Senior Secured Notes outstanding under the indentures governing such notes, excluding those held by us.

The instruments governing our consolidated indebtedness impose significant operating and financial restrictions on us. These restrictions will limit our ability, among other things, to: (i) incur debt; (ii) pay dividends on stock; (iii) redeem stock or redeem subordinated debt; (iv) make investments; (v) sell assets, including capital stock of subsidiaries; (vi) guarantee indebtedness; (vii) enter into agreements that restrict dividends or other distributions from restricted subsidiaries; (viii) enter into transactions with affiliates; (ix) create or assume liens; (x) engage in mergers or consolidations; and (xi) enter into a sale of all or substantially all of our assets.

These restrictions could limit our ability to seize attractive growth opportunities for our businesses that are currently unforeseeable, particularly if we are unable to incur financing or make investments to take advantage of these opportunities.

These restrictions may significantly impede our ability, and the ability of our subsidiaries, to develop and implement refinancing plans in respect of our debt or the debt of our subsidiaries.

Each of the covenants is subject to a number of important exceptions and qualifications.

Furthermore, upon the occurrence of any event of default under the Facilities Agreement, or other credit facilities or any of our other debt, the lenders could elect to declare all amounts outstanding thereunder, together with accrued interest, to be immediately due and payable. If the lenders accelerate payment of those amounts, we can offer no assurance that our assets will be sufficient to repay in full those amounts, to satisfy all of our other liabilities.

In addition, in connection with the entry into new financings or amendments to existing financing arrangements, our and our subsidiaries’ financial and operational flexibility may be further reduced as a result of more restrictive covenants, requirements for security and other terms that are often imposed on sub-investment grade entities.

CEMEX, S.A.B. de C.V.’s ability to repay debt and pay dividends depends on our subsidiaries’ ability to transfer income and dividends to us.

CEMEX, S.A.B. de C.V. is a holding company with no significant assets other than the stock of its direct and indirect subsidiaries and its holdings of cash and marketable securities. In general, CEMEX, S.A.B. de C.V.’s ability to repay debt and pay dividends depends on the continued transfer to it of dividends and other income from its wholly-owned and non-wholly-owned subsidiaries. The ability of CEMEX, S.A.B. de C.V.’s subsidiaries to pay dividends and make other transfers to it is limited by various regulatory, contractual and legal constraints. The Facilities Agreement restricts CEMEX, S.A.B. de C.V.’s ability to declare or pay cash dividends. In addition, the Indenture and the indentures governing the Existing Senior Secured Notes also limit CEMEX, S.A.B. de C.V.’s ability to pay dividends.

The ability of CEMEX, S.A.B. de C.V.’s subsidiaries to pay dividends, and make loans and other transfers to it is generally subject to various regulatory, legal and economic limitations. Depending on the jurisdiction of organization of the relevant subsidiary, such limitations may include solvency and legal reserve requirements, dividend payment restrictions based on interim financial results or minimum net worth and withholding taxes on loan interest payments. For example, our subsidiaries in Mexico are subject to Mexican legal requirements, which provide that a corporation may declare and pay dividends only out of the profits reflected in the year-end financial statements that are or have been approved by its stockholders. In addition, such payment can be approved by a subsidiary’s stockholders only after the creation of a required legal reserve (equal to one fifth of the relevant company’s capital) and compensation or absorption of losses, if any, incurred by such subsidiary in previous fiscal years.

CEMEX, S.A.B. de C.V. may also be subject to exchange controls on remittances by its subsidiaries from time to time in a number of jurisdictions. In addition, CEMEX, S.A.B. de C.V.’s ability to receive funds from these subsidiaries may be restricted by covenants in the debt instruments and other contractual obligations of those entities.

CEMEX, S.A.B. de C.V. currently does not expect that existing regulatory, legal and economic restrictions on its subsidiaries’ ability to pay dividends and make loans and other transfers to us will negatively affect its ability to meet its cash obligations. However, the jurisdictions of organization of CEMEX, S.A.B. de C.V.’s subsidiaries may impose additional and more restrictive regulatory, legal and/or economic limitations. In addition, CEMEX, S.A.B. de C.V.’s subsidiaries may not be able to generate sufficient income to pay dividends or make loans or other transfers to it in the future. Any material additional future limitations on our subsidiaries could adversely affect CEMEX, S.A.B. de C.V.’s ability to service our debt and meet its other cash obligations.

We are subject to restrictions due to non-controlling interests in our consolidated subsidiaries.

We conduct our business through subsidiaries. In some cases, third-party shareholders hold non-controlling interests in these subsidiaries. Various disadvantages may result from the participation of non-controlling shareholders whose interests may not always be aligned with ours. Some of these disadvantages may, among other things, result in our inability to implement organizational efficiencies and transfer cash and assets from one subsidiary to another in order to allocate assets most effectively.

We have to service our debt and other financial obligations denominated in U.S. Dollars with revenues generated in Pesos or other currencies, as we do not generate sufficient revenue in U.S. Dollars from our operations to service all our debt and other financial obligations denominated in U.S. Dollars. This could adversely affect our ability to service our obligations in the event of a devaluation or depreciation in the value of the Peso, or any of the other currencies of the countries in which we operate, compared to the U.S. Dollar. In addition, our consolidated reported results and outstanding indebtedness are significantly affected by fluctuations in exchange rates between the Peso and other currencies.

A substantial portion of our total debt plus other financial obligations is denominated in U.S. Dollars. As of December 31, 2012, our debt and other financial obligations denominated in U.S. Dollars represented approximately 81% of our total debt plus other financial obligations, which does not include approximately U.S.$389 million of U.S. Dollar-denominated Perpetual Debentures. Our U.S. Dollar-denominated debt must be serviced with funds generated by our subsidiaries. Although the acquisition of Rinker Group Limited, or Rinker, in 2007 increased our U.S. assets substantially, we nonetheless continue to rely on our non-U.S. assets to generate revenues to service our U.S. Dollar-denominated debt. Consequently, we have to use revenues generated in Pesos, Euros or other currencies to service our U.S. Dollar-denominated debt. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Qualitative and Quantitative Market Disclosure—Interest Rate Risk, Foreign Currency Risk and Equity Risk—Foreign Currency Risk.” A devaluation or depreciation in the value of the Peso, Euro, Pound or any of the other currencies of the countries in which we operate, compared to the Dollar, could adversely affect our ability to service our debt. In 2012, Mexico, the United Kingdom, Germany, France, the rest of Northern Europe region (which includes our subsidiaries in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, and which we refer to as our Rest of Northern Europe region), Spain, Egypt, the rest of the Mediterranean region (which includes our subsidiaries in Croatia, the UAE and Israel, and which we refer to as our Rest of the Mediterranean region) and Colombia, our main non-U.S. Dollar-denominated operations, together generated approximately 81% of our total net sales in Peso terms (approximately 21%, 7%, 7%, 6%, 6%, 2%, 3%, 4% and 6%, respectively) before eliminations resulting from consolidation. In 2012, approximately 19% of our net sales in Peso terms were generated in the United States. During 2012, the Peso appreciated approximately 8% against the Dollar, the Euro appreciated approximately 2% against the Dollar and the Pound appreciated approximately 4% against the Dollar. If we enter into currency hedges in the future, these may not be effective in covering all our currency-related risks. Our consolidated reported results for any period and our outstanding indebtedness as of any date are significantly affected by fluctuations in exchange rates between the Peso and other currencies, as those fluctuations influence the amount of our indebtedness when translated into Pesos and also result in foreign exchange gains and losses as well as gains and losses on derivative contracts we may have entered into to hedge our exchange rate exposure.

In addition, as of December 31, 2012, our Euro-denominated total debt plus other financial obligations represented approximately 14% of our total debt plus other financial obligations, which does not include the approximately €64 million aggregate principal amount of Euro-denominated Perpetual Debentures.

Our use of derivative financial instruments has negatively affected our operations especially in volatile and uncertain markets.

We have used, and may continue to use, derivative financial instruments to manage the risk profile associated with interest rates and currency exposure of our debt, to reduce our financing costs, to access alternative sources of financing and to hedge some of our financial risks. However, we cannot assure you that our use of such instruments will allow us to achieve these objectives due to the inherent risks in any derivatives transaction. The Facilities Agreement and other debt instruments significantly restrict our ability to enter into derivative transactions.

As of December 31, 2012, our derivative financial instruments that had a potential impact on our total financial items consisted of equity forward contracts on third party shares and equity derivatives on shares of CEMEX, S.A.B. de C.V. (including our capped call transactions in connection with (i) the 2010 Optional Convertible Subordinated Notes and (ii) the 3.25% Convertible Subordinated Notes due 2016 and the 3.75% Convertible Subordinated Notes due 2018, each issued by CEMEX, S.A.B. de C.V. (together, the “2011 Optional Convertible Subordinated Notes”), as well as the conversion options embedded in the 2010 Optional Convertible Subordinated Notes and the 2011 Optional Convertible Subordinated Notes), a forward instrument over the Total Return Index of the Mexican Stock Exchange, and interest rate derivatives related to energy projects.

Most derivative financial instruments are subject to margin calls in case the threshold set by the counterparties is exceeded. If we resume using derivative financing instruments in the future, the cash required to cover margin calls in several scenarios may be substantial and may reduce the funds available to us for our operations or other capital needs. The mark-to-market changes in some of our derivative financial instruments are reflected in our statement of operations, which could introduce volatility in our controlling interest net loss and our related ratios. For the years ended December 31, 2011 and 2012, the recognition of changes in the fair value of derivative financial instruments during the applicable period represented a net loss of approximately Ps329 million (U.S.$26 million) and a net loss of approximately Ps98 million (U.S.$8 million), respectively. In the current environment, the creditworthiness of our counterparties may deteriorate substantially, preventing them from honoring their obligations to us. We maintain equity derivatives that in a number of scenarios may require us to cover margin calls that could reduce our cash availability. If we resume using derivative financing instruments, or with respect to our outstanding or new equity derivative positions, we may incur net losses from our derivative financial instruments. See notes 2L, 16B, 16D and 16E to our 2012 audited consolidated financial statements included in the March 1st 6-K.

We may fail to obtain or renew or may experience material delays in obtaining requisite governmental approvals, licenses and permits for the conduct of our business.

We require various approvals, licenses, permits and certificates in the conduct of our business. We cannot assure you that we will not encounter significant problems in obtaining new or renewing existing licenses, permits and certificates required in the conduct of our business, or that we will continue to satisfy the conditions to which such licenses, permits, certificates are granted. There may also be delays on the part of regulatory and administrative bodies in reviewing our applications and granting approvals. If we fail to obtain and/or maintain the necessary permits, licenses and certificates required for the conduct of our business, we may be required to incur substantial costs or temporarily suspend the operation of one or more of our production facilities, which could have a material adverse effect on our business, financial condition, results of operations and prospects.

We may not be able to realize the expected benefits from acquisitions, some of which may have a material impact on our business, financial condition and results of operations.

Our ability to realize the expected benefits from acquisitions depends, in large part, on our ability to integrate acquired operations with our existing operations in a timely and effective manner. These efforts may not be successful. Although we currently are seeking to dispose of assets to reduce our overall leverage and the Facilities Agreement and other debt instruments restrict our ability to acquire assets, we may in the future acquire new operations and integrate such operations into our existing operations, and some of such acquisitions may have a material impact on our business, financial condition and results of operations. We cannot assure you that we will be successful in identifying or acquiring suitable assets in the future. If we fail to achieve the anticipated cost savings from any acquisitions, our business, financial condition and results of operations would be materially and adversely affected.

Higher energy and fuel costs may have a material adverse effect on our operating results.

Our operations consume significant amounts of power and fuel, the cost of which has significantly increased worldwide in recent years. Power and fuel prices generally reflect a certain volatility, particularly in current times of political turbulence in Iran, Iraq and other countries in the Middle East and Africa.

Our operations have implemented strategic projects to increase the use of alternative fuels, which give us not only the capabilities to develop alternative fuel-related projects but also improves the knowhow sharing across our operations.

In addition, the resulting increase in the use of lower cost alternative fuels and in the use of natural gas in the United States, substituting primary fossil fuels with alternative fuels, has several advantages: they are lower cost in terms of heat delivered when using alternative fuels with biomass content; some of the CO2 emissions are considered carbon neutral, which is good for the environment and more cost efficient for the company, as it reduces the number of emission allowances used in some of our operations; and alternative fuels are mostly quoted and purchased in local currencies, reducing the volatility of our margins resulting from exchange rate fluctuations.

We have also implemented technical improvements in several facilities and entered into long-term supply contracts of petcoke and electricity to mitigate price volatility. Despite these measures, we cannot assure you that our operations would not be materially adversely affected in the future if energy and fuel costs increase.

The introduction of cement substitutes into the market and the development of new construction techniques could have a material adverse effect on our business, financial condition and results of operations.

Materials such as plastic, aluminum, ceramics, glass, wood and steel can be used in construction as a substitute for cement. In addition, other construction techniques, such as the use of dry wall, could decrease the demand for cement and concrete. In addition, research aimed at developing new construction techniques and modern materials may introduce new products in the future. The use of substitutes for cement could cause a significant reduction in the demand and prices for our cement products.

We operate in highly competitive markets and if we do not compete effectively, our results of operations will be harmed.

The markets in which we operate are highly competitive and are served by a variety of established companies with recognized brand names, as well as new market entrants. Companies in these markets compete based on a variety of factors, often employing aggressive pricing strategies to gain market share. For example, CEMEX Colombia’s results of operations have been negatively affected in the past by the pricing strategies of its competitors. Our ability to increase our net sales depends, in part, on our ability to compete effectively and maintain or increase our market share. We compete with different types of companies and based on different factors in each market. For example, in the relatively consolidated cement and ready-mix concrete industries, we generally compete based on quality and value proposition. In the more fragmented market for aggregates, we compete based on capacity and price. In certain areas of the markets in which we compete, some of our competitors may be more established, benefit from greater brand recognition or have greater manufacturing and distribution channels and other resources than we do. If we are not able to compete effectively, we may lose market share, our net sales could decline or grow at a slower rate and our business and results of operations would be harmed.

A substantial amount of our total assets consists of intangible assets, including goodwill. We have recognized charges for goodwill impairment in the past, and if market and industry conditions continue to deteriorate further, additional impairment charges may be recognized.

Our audited consolidated financial statements have been prepared in accordance with IFRS, under which goodwill is not amortized and is tested for impairment when impairment indicators exist or at least once a year during the fourth quarter of each year, by determining the recoverable amount of the groups of cash-generating units to which goodwill has been allocated, which consists of the higher of the corresponding fair value, less cost to sell, and the corresponding value in use, represented by the discounted amount of estimated future cash flows expected to be generated by those groups of cash-generating units to which goodwill has been allocated. An impairment loss is recognized under IFRS if the recoverable amount is lower than the net book value of the groups of cash-generating units to which goodwill has been allocated. We determine the discounted amount of estimated future cash flows over periods of 5 to 10 years, depending on each specific country’s economic cycle. If the value in use of a group of cash-generating units to which goodwill has been allocated is lower than its corresponding carrying amount, we determine its corresponding fair value using methodologies generally accepted in the markets to determine the value of entities, such as multiples of operating EBITDA and/or by reference to other market transactions. Impairment tests are sensitive to the projected future prices of our products, trends in operating expenses, local and international economic trends in the construction industry, as well as the long-term growth expectations in the different markets, among other factors. We use pre-tax discount rates, which are applied to pre-tax cash flows for each reporting unit. Undiscounted cash flows are significantly sensitive to the growth rates in perpetuity used. Likewise, discounted cash flows are significantly sensitive to the discount rate used. The higher the growth rate in perpetuity applied, the higher the amount obtained of undiscounted future cash flows by reporting unit. Conversely, the higher the discount rate applied, the lower the amount obtained of discounted estimated future cash flows by reporting unit. See note 15C to our 2012 audited consolidated financial statements included in the March 1st 6-K.

Due to the important role that economic factors play in testing goodwill for impairment, a further downturn in the economies where we operate could necessitate new impairment tests and a possible downward readjustment of our goodwill for impairment under IFRS. Such an impairment test could result in additional impairment charges which could be material to our financial statements.

We are subject to litigation proceedings, including antitrust proceedings, that could harm our business if an unfavorable ruling were to occur.

From time to time, we may become involved in litigation and other legal proceedings relating to claims arising from our operations in the normal course of business. As described in, but not limited to, “Regulatory Matters and Legal Proceedings” of this report, we are currently subject to a number of significant legal proceedings, including, but not limited to, tax matters in Mexico, as well as antitrust investigations in Europe. In addition, our Egyptian subsidiary, Assiut Cement Company (“ACC”), is involved in an Egyptian legal proceeding relating to our acquisition of ACC. Litigation is subject to inherent uncertainties, and unfavorable rulings may occur. We cannot assure you that these or other legal proceedings will not materially affect our ability to conduct our business in the manner that we expect or otherwise adversely affect us should an unfavorable ruling occur.

Our operations are subject to environmental laws and regulations.

Our operations are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate. The enactment of stricter laws and regulations, or stricter interpretation of existing laws or regulations, may impose new risks or costs on us or result in the need for additional investments in pollution control equipment, which could result in a material decline in our profitability.

In late 2010, the U.S. Environmental Protection Agency (“EPA”) issued the final portland cement national emission standard (“Portland Cement NESHAP”) for hazardous air pollutants under the federal Clean Air Act (“CAA”). This rule required portland cement plants to limit emissions of mercury, total hydrocarbons, hydrochloric acid and particulate matter by September 2013. The EPA also promulgated New Source Performance Standards (the “NSPS”) for cement plants at the same time. CEMEX, along with others in its industry, challenged these rules in administrative and judicial proceedings. In December 2011, the D.C. Circuit Court of Appeals remanded the Portland Cement NESHAP to EPA and directed the agency to recompute the standards, but rejected all challenges to the NSPS rule. In February 2013, EPA issued a revised final NESHAP rule that relaxed emissions limits for particulate matter as compared to the 2010 NESHAP rule, left the emissions limits for mercury, total hydrocarbons, and hydrochloric acid unchanged, and moved the compliance deadline to September 2015. It is expected that the revised Portland Cement NESHAP rule will again be challenged in federal court. We are unable to predict whether such a challenge would result in the rule will being remanded again to EPA, or whether such a remand would result in a more or less stringent Portland Cement NESHAP. If the final Portland Cement NESHAP and NSPS rules result in more stringent emission requirements for portland cement plants, these rules could have a material impact on our business operations, which we expect would be consistent with the impact on the cement industry as a whole.

In February 2013, EPA issued revised final emissions standards under the CAA for commercial and industrial solid waste incinerators (“CISWI”). Under the CISWI rule, if a material being used in a cement kiln as an alternative fuel is classified as a solid waste, the plant must comply with CISWI standards. The CISWI rule covers nine pollutants, and imposes more stringent emissions limits on certain pollutants also regulated under the Portland Cement NESHAP. The CISWI rule may be challenged in federal court. We are unable to predict whether such a challenge would result in the rule will being remanded to EPA, or whether such a remand would result in a more or less stringent CISWI standards. If the CISWI rule takes effect in its current form, and if kilns at CEMEX plants are determined to be CISWI kilns due to the use of certain alternative fuels, the emissions standards imposed by the CISWI rule could have a material impact on our business operations.

In June 2010, EPA proposed regulating Coal Combustion Products (“CCPs”) generated by electric utilities and independent power producers as a hazardous or special waste under the Resource Conservation and Recovery Act. CEMEX uses CCPs as a raw material in the cement manufacturing process, as well as a supplemental cementitious material in some of our ready-mix concrete products. It is too early to predict how EPA will ultimately regulate CCPs, but if CCPs are regulated as a hazardous or special waste in the future, it may result in changes to the formulation of our products away from those formulations that employ CCPs as a raw or supplemental cementitious material. Based on current information, we believe, although we cannot assure you, that such matters will not have a material impact on us. EPA has not announced a timetable for issuing the final CCP rule, although one is expected in 2013.

The cement manufacturing process requires the combustion of large amounts of fuel and creates carbon dioxide (“CO2”) as a by-product of the calcination process. Therefore, efforts to address climate change through federal, state, regional and international laws and regulations requiring reductions in emissions of greenhouse gases (“GHGs”) can create economic risks and uncertainties for our business. Such risks could include the cost of purchasing allowances or credits to meet GHG emission caps, the cost of installing equipment to reduce emissions to comply with GHG limits or required technological standards, or decreased profits or losses arising from decreased demand for our goods or higher production costs resulting directly or indirectly from the imposition of legislative or regulatory controls. EPA has promulgated a series of regulations pertaining to emissions of GHGs from industrial sources. EPA issued the Mandatory Reporting of GHGs Rule, effective December 29, 2009, which requires certain covered sectors, including cement manufacturing, with GHG emissions above an established threshold to inventory and report their GHG emissions annually on a facility-by-facility basis. We do not expect this rule to have a material economic impact on us.

In 2010, EPA issued a final rule that establishes GHG thresholds for the New Source Review Prevention of Significant Deterioration (“PSD”) and Title V Operating Permit programs. The rule “tailors” the requirements of these CAA permitting programs to limit which facilities will be required to obtain PSD and Title V permits for GHG emissions. Cement production facilities are included within the categories of facilities required to obtain permits, provided that their GHG emissions exceed the thresholds in the tailoring rule. The PSD program requires new major sources of regulated pollutants and major modifications at existing major sources to secure pre-construction permits, which establish, among other things, limits on pollutants based on Best Available Control Technology (“BACT”). According to EPA’s rules, stationary sources, such as cement manufacturing, which are already regulated under the PSD program for non-GHG pollutants, need to apply for a PSD permit for any GHG emissions increases above 75,000 tons/year of carbon dioxide equivalent (“CO2e”). Therefore, new cement plants and existing plants undergoing modification which are major sources for non-GHG pollutants regulated under the CAA need to acquire a PSD permit for construction or modification activities that increase CO2e by 75,000 or more tons/year, and would have to determine and install BACT controls for those emissions. Furthermore, any new source that emits 100,000 tons/year of CO2e or any existing source that emits 100,000 tons/year of CO2e and undergoes modifications that would emit 75,000 tons/year of CO2e, must comply with PSD obligations. Although this has been challenged in litigation, it is now in effect and CEMEX USA facilities are complying with these requirements. Complying with these PSD permitting requirements can involve significant costs and delay. The costs of future GHG-related regulation of our facilities through these efforts or others could have had a material economic impact on our U.S. operations and the U.S. cement manufacturing industry.

On the legislative front, during the past few years, various bills have been introduced in the U.S. Congress seeking to establish caps or other limits on GHG emissions. Any legislation imposing significant costs or limitations on raw materials, fuel or production, or requirements for reductions of GHG emissions, could have a significant impact on the cement manufacturing industry and a material economic impact on our U.S. operations, including competition from imports in countries where such costs are not imposed on manufacturing.

In addition to pending U.S. federal regulation and legislation, states and regions are establishing or seeking to establish their own programs to reduce GHG emissions, including from manufacturing sectors. For example, California passed AB 32 into law in 2006, which, among other things, seeks a statewide reduction of GHG emissions to 1990 levels by 2020 and places responsibility with the California Air Resources Board (“CARB”) to develop the implementing regulations which, among other things, requires the minimization of leakage to the extent feasible. In October 2011, CARB approved a cap-and-trade program that went into effect on January 1, 2013 for the utility and industrial sectors, including the cement sector. Under the current regulatory framework, we expect that

CARB will distribute free emission allowances to industrial facilities under an output-based benchmark system based on each industrial sector’s leakage risk. The cement sector was placed in the high leakage risk category. Based on its placement in the high leakage risk category we expect that the cement industry as a whole will receive a free allowance allocation rate of approximately 94% of its emission obligation in 2013 which would decline ratably with the cap adjustment to 87% in 2020. The output-based benchmark system creates incentives for industrial facilities to reduce their GHG intensity. The company is actively pursuing initiatives to substitute lower carbon fuels for fossil fuels, improve its energy efficiency and utilize renewable power in an effort to economically reduce its direct and indirect GHG emission intensities. However, even with these ongoing efforts and the expected distribution of free allowances and CARB-mandated power rebates to the company we cannot provide assurance that the overall costs of complying with a cap-and-trade program will not have a material impact on our operations in California.

In 2007, CARB approved a regulation that will require California equipment owners/operators to reduce diesel particulate and nitrogen oxide emissions from in-use off-road diesel equipment and to meet progressively more restrictive emission targets. In 2008, CARB approved a similar regulation for in-use on-road diesel equipment. The emission targets will require us to retrofit our California-based equipment with diesel emission control devices or replace equipment with new engine technology in accordance with certain deadlines, which will result in higher equipment related expenses or capital investments. We may incur substantial expenditures to comply with these requirements. In December 2010, CARB amended both regulations to grant economic relief to affected fleets by extending certain compliance dates and modifying compliance requirements.

Finally, there are ongoing efforts on the international front to address GHG emissions. We are actively monitoring negotiations of the United Nations Framework Convention on Climate Change (“UNFCCC”), and we operate in countries that are signatories to the Kyoto Protocol, which establishes GHG emission reduction targets for developed country parties to the protocol, such as the countries of the European Union. Hence, our operations in the United Kingdom, Spain, Germany, Latvia and Poland are subject to binding caps on CO2 emissions imposed by member states of the European Union as a result of the European Commission’s directive establishing the European Emissions Trading System (“ETS”) to implement the Kyoto Protocol. Under this directive, companies receive from the relevant member states set limitations on the levels of CO2 emissions from their industrial facilities. These allowances are tradable so as to enable companies that manage to reduce their emissions to sell their excess allowances to companies that are not reaching their emissions objectives. Failure to meet the emissions caps is subject to significant monetary penalties. For the years 2008 through 2012, the European Commission significantly reduced the overall availability of allowances. In December 2008, the European Commission, Council, and Parliament reached an agreement on a new Directive that will govern emissions trading after 2012. One of the main features of the Directive is that a European-wide benchmark will be used to allocate free allowances among installations in the cement sector according to their historical clinker production. On April 27, 2011, the European Commission adopted a Decision setting out the rules, including benchmarks of GHG emissions performance, to be used by the Member States in calculating the number of allowances to be allocated free annually to industrial sectors, including the cement sector, that are deemed to be exposed to the risk of carbon leakage. Based on the criteria in the Decision, we expect that the aggregate amount of allowances that will be annually allocated for free to CEMEX in Phase III of the ETS (2013-2020) will exceed our emissions, assuming that the cement industry continues to be considered a trade exposed industry. However, a review of the qualifying criteria for being considered as a trade exposed industry is to take place in 2014 and it is possible that the cement industry could lose that status. As a result of continuing uncertainty regarding final allowances, it is premature to draw conclusions regarding the overall position of all of our European cement plants. Also, separate cap-and-trade schemes may be adopted in individual countries outside the EU. For example, there is now a trading scheme in place in Croatia, who are due to become members of the European Union on July 1, 2013 after which their scheme will in due course be incorporated into that of the EU ETS.

Under the ETS, we seek to reduce the impact of any excess emissions by either reducing the level of CO2 released in our facilities or by implementing clean development mechanism (“CDM”) projects under the Kyoto Protocol in emerging markets. We have registered 12 CDM projects; in total, these projects have the potential to reduce almost 1.7 million metric tons of CO2-eq emissions per year. If we are not successful in implementing emission reductions in our facilities or obtaining credits from CDM projects, we may have to purchase a significant amount of allowances in the market, the cost of which may have a significant impact on our operating results.

Although we monitor other international efforts to regulate GHG emissions carefully, it is more difficult to estimate the potential impact of any international agreements under the UNFCCC or through other international or multilateral instruments. A Conference of Parties was held in November-December 2012 in Doha, Qatar, implementing a second phase of the Kyoto Protocol for eight more years (until 2020). In addition, a package agreed in December 2011 in Durban, South Africa, states that a new binding international agreement establishing emission reduction targets for developing countries must be agreed to by 2015 and implemented by 2020.

Given the uncertain nature of the actual or potential statutory and regulatory requirements for GHG emissions at the federal, state, regional and international levels, we cannot predict the impact on our operations or financial condition or make a reasonable estimate of the potential costs to us that may result from such requirements. However, the impact of any such requirements, whether individually or cumulatively, could have a material economic impact on our operations in the United States and in other countries.

As is the case with other companies in our industry, some of our aggregate products contain varying amounts of crystalline silica, a common mineral. Also, some of our construction and material processing operations release, as dust, crystalline silica that is in the materials being handled. Excessive, prolonged inhalation of very small-sized particles of crystalline silica has allegedly been associated with respiratory disease (including silicosis). As part of our annual due diligence, we work with our stakeholders to verify that certain health and safety protocols are in place as regards the management of silica and its health effects. Nonetheless, under various laws we may be subject to future claims related to exposure to these or other substances.

Under certain environmental laws and regulations, liability associated with investigation or remediation of hazardous substances can arise at a broad range of properties, including properties currently or formerly owned or operated by CEMEX, as well as facilities to which the company sent hazardous substances or wastes for treatment, storage or disposal. Such laws and regulations may apply without regard to causation or knowledge of contamination. We occasionally evaluate various alternatives with respect to our facilities, including possible dispositions or closures. Investigations undertaken in connection with these activities (or ongoing operational or construction activities) may lead to hazardous substance releases or discoveries of historical contamination that must be remediated, and closures of facilities may trigger compliance requirements that are not applicable to operating facilities. While compliance with these laws and regulations has not materially adversely affected our operations in the past, we cannot assure you that these requirements will not change and that compliance will not adversely affect our operations in the future. Furthermore, we cannot provide assurance that existing or future circumstances or developments with respect to contamination will not require us to make significant remediation or restoration expenditures.

As part of our insurance-risk governance approach, from time to time we evaluate the need to address the financial consequences of environmental laws and regulations through the purchase of insurance. As a result we do arrange certain types of environmental impairment insurance policies for both site-specific, as well as multi-site locations. We also organize non-specific environmental impairment insurance as part of the provision of a broader corporate insurance strategy. These latter insurance policies are designed to offer some assistance to our financial flexibility to the extent that the specifics of an environmental incident could give rise to a financial liability. However, there can be no assurance that a given environmental incident will be covered by the environmental insurance we have in place, or that the amount of such insurance will be sufficient to offset the liability arising from the incident.

See “Regulatory Matters and Legal Proceedings—Environmental Matters.”

We are an international company and are exposed to risks in the countries in which we have significant operations or interests.

We are dependent, in large part, on the economies of the countries in which we market our products. The economies of these countries are in different stages of socioeconomic development. Consequently, like many other companies with significant international operations, we are exposed to risks from changes in foreign currency exchange rates, interest rates, inflation, governmental spending, social instability and other political, economic or social developments that may materially affect our results.

With the acquisition of RMC in 2005, our geographic diversity significantly increased. As of December 31, 2012, we had operations in Mexico, the United States, the United Kingdom, Germany, France, Rest of Northern Europe (which includes our subsidiaries in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland), Egypt, Spain, Rest of the Mediterranean (which includes our subsidiaries in Croatia, the UAE and Israel), Colombia and Rest of South America and the Caribbean (which includes our subsidiaries in Costa Rica, the Dominican Republic, Panama, Nicaragua, Puerto Rico, Guatemala, Argentina and other assets in the Caribbean region), the Philippines and Rest of Asia (which includes our subsidiaries in Thailand, Bangladesh, China and Malaysia).

For a geographic breakdown of our net sales for the year ended December 31, 2012, see “Summary— Geographic Breakdown of Net Sales for the Year Ended December 31, 2012.”

Our operations in the South America and the Caribbean region are faced with several risks that are more significant than in other countries. These risks include political instability and economic volatility. For example, on August 18, 2008, Venezuelan officials took physical control of the facilities of CEMEX Venezuela, S.A.C.A., or CEMEX Venezuela, following the issuance on May 27, 2008 of governmental decrees confirming the expropriation of all of CEMEX Venezuela’s assets, shares and business. See “Regulatory Matters and Legal Proceedings — Other Legal Proceedings — Expropriation of CEMEX Venezuela and ICSID Arbitration.”

Our operations in Egypt, the UAE and Israel have experienced instability as a result of, among other things, civil unrest, extremism and the deterioration of general diplomatic relations in the region. We cannot assure you that political turbulence in Egypt, Libya and other countries in Africa and the Middle East will abate in the near future or that neighboring countries will not be drawn into conflicts or experience instability.

In January 2011, protests and demonstrations demanding a regime change began taking place across Egypt, which resulted in former President Hosni Mubarak resigning from his post on February 11, 2011. Subsequently, Mr. Mubarak transferred government powers to the Egyptian Army. The Supreme Council of the Armed Forces of Egypt dissolved the Egyptian parliament, suspended the nation’s constitution, and formed a committee to recommend constitutional changes to facilitate a political transition through democratic elections. Following some delays, elections for a new parliament took place between November 2011 and January 2012. Elections held in May and June of 2012 witnessed the victory of Mohamed Morsi as the fifth president of Egypt. Despite a return to civilian rule, demonstrations and protests have continued to take place across Egypt. Although CEMEX’s operations in Egypt have not been immune from disruptions resulting from the turbulence in Egypt, CEMEX continues with its cement production, dispatch and sales activities as of the date of this report. Risks to CEMEX’s operations in Egypt include a potential reduction in overall economic activity in Egypt, which could affect demand for building materials, and interruptions in services, such as banking, which could have a material adverse effect on our operations in Egypt.

There have been terrorist attacks and ongoing threats of future terrorist attacks in countries in which we maintain operations. We cannot assure you that there will not be other attacks or threats that will lead to an economic contraction or erection of material barriers to trade in any of our markets. An economic contraction in any of our major markets could affect domestic demand for cement and could have a material adverse effect on our operations.

Our operations can be affected by adverse weather conditions.

Construction activity, and thus demand for our products, decreases substantially during periods of cold weather, when it snows or when heavy or sustained rainfalls occur. Consequently, demand for our products is significantly lower during the winter in temperate countries and during the rainy season in tropical countries. Winter weather in our European and North American operations significantly reduces our first quarter sales volumes, and to a lesser extent our fourth quarter sales volumes. Sales volumes in these and similar markets generally increase during the second and third quarters because of normally better weather conditions. However, high levels of rainfall can adversely affect our operations during these periods as well. Such adverse weather conditions can adversely affect our results of operations and profitability if they occur with unusual intensity, during abnormal periods, or last longer than usual in our major markets, especially during peak construction periods.

We will be adversely affected by any significant or prolonged disruption to our production facilities.

Any prolonged and/or significant disruption to our production facilities, whether due to repair, maintenance or servicing, industrial accidents, mechanical equipment failure, human error or otherwise, will disrupt and adversely affect our operations. Additionally, any major or sustained disruptions in the supply of utilities such as water or electricity or any fire, flood or other natural calamities or communal unrest or acts of terrorism may disrupt our operations or damage our production facilities or inventories and could adversely affect our business, financial performance and prospects.

We typically shut down our facilities to undertake maintenance and repair work at scheduled intervals. Although we schedule shut downs such that not all of our facilities are shut down at the same time, the unexpected shut down of any facility may nevertheless affect our business and results of operations from one period to another.

We are dependent on information technology and our systems and infrastructure, as well as those provided by our third party service providers, face certain risks, including cyber security risks.

We rely on a variety of information technology and automated operating systems to manage or support our operations. The proper functioning of these systems is critical to the efficient operation and management of our business. In addition, these systems may require modifications or upgrades as of a result of technological changes or growth in our business. These changes may be costly and disruptive to our operations, and could impose substantial demands on management time. Our systems, as well as those provided by our third party service providers, may be vulnerable to damage or disruption caused by circumstances beyond our control, such as physical or electronic break-ins, catastrophic events, power outages, natural disasters, computer system or network failures, viruses or malware, unauthorized access and cyber attacks. Although we take steps to secure our systems and electronic information, these security measures may not be adequate. Any significant disruption to our systems could adversely affect our business and operating results.

Activities in our business can be dangerous and can cause injury to people or property in certain circumstances.

Our production facilities require individuals to work with chemicals, equipment and other materials that have the potential to cause harm and injury when used without due care. An accident or injury that occurs at our facilities could result in disruptions to our business and have legal and regulatory consequences and we may be required to compensate such individuals or incur other costs and liabilities, any and all of which could adversely affect our reputation, business, financial condition, results of operations and prospects.

Labor activism and unrest, or failure to maintain satisfactory labor relations, could adversely affect our results of operations.

Labor activism and unrest may adversely affect our operations and thereby adversely affect our financial condition, results of operations and prospects. Although our operations have not been affected by any significant labor dispute in the past, we cannot assure you that we will not experience labor unrest, activism, disputes or actions in the future, some of which may be significant and could adversely affect our business, financial condition, results of operations and prospects.

Our insurance coverage may not cover all the risks to which we may be exposed.

We face the risks of loss and damage to our property and machinery due to fire, theft and natural disasters such as floods. Such events may cause a disruption to or cessation of our operations. While we believe that we have adequate and sufficient coverage, in line with industry practices, in some instances our insurance coverage may not be sufficient to cover all of our potential unforeseen losses and liabilities. In addition, our insurance coverage may not cover all the risks to which we may be exposed. If our losses exceed our insurance coverage, or if we are not covered by the insurance policies we have taken up, we may be liable to cover any shortfall or losses. Our insurance premiums may also increase substantially because of such claims. In such circumstances, our financial results may be adversely affected.

Our success depends on key members of our management.

Our success depends largely on the efforts and strategic vision of our executive management team. The loss of the services of some or all of our executive management could have a material adverse effect on our business, financial condition and results of operations.

The execution of our business plan also depends on our ongoing ability to attract and retain additional qualified employees. For a variety of reasons, particularly with respect to the competitive environment and the availability of skilled labor, we may not be successful in attracting and retaining the personnel we require. If we are unable to hire, train and retain qualified employees at a reasonable cost, we may be unable to successfully operate our business or capitalize on growth opportunities and, as a result, our business, financial condition and results of operations could be adversely affected.

The Mexican tax consolidation regime may have an adverse effect on our cash flow, financial condition and net income.

During November 2009, the Mexican Congress approved a general tax reform, effective as of January 1, 2010. Specifically, the tax reform requires CEMEX, S.A.B. de C.V. to retroactively pay taxes (at current rates) on items in past years that were eliminated in consolidation or that reduced consolidated taxable income (“Additional Consolidation Taxes”). This tax reform requires CEMEX, S.A.B. de C.V. to pay taxes on certain previously exempt intercompany dividends, certain other special tax items, and operating losses generated by members of the consolidated tax group not recovered by the individual company generating such losses within the succeeding 10-year period, which may have an adverse effect on our cash flow, financial condition and net income. This tax reform also increases the statutory income tax rate from 28% to 30% for the years 2010 to 2012, 29% for 2013, and 28% for 2014 and future years. However, in December 2012, the Federal Revenue Law (Ley de Ingresos de la Federación) applicable in 2013, established that the statutory income tax rate remained at 30% in 2013, then lowered it to 29% for 2014 and 28% for 2015 and future years.

For the 2010 fiscal year, CEMEX was required to pay (at the new, 30% tax rate) 25% of the Additional Consolidation Taxes for the period between 1999 and 2004, with the remaining 75% payable as follows: 25% for 2011, 20% for 2012, 15% for 2013 and 15% for 2014. Additional Consolidation Taxes arising after 2004 are taken into account in the sixth fiscal year after their occurrence and will be payable over the succeeding five years in the same proportions (25%, 25%, 20%, 15% and 15%).

On June 30, 2010, CEMEX paid approximately Ps325 million (approximately U.S.$25 million as of December 31, 2012, based on an exchange rate of Ps12.85 to U.S.$1.00) of Additional Consolidation Taxes. This first payment represented 25% of the Additional Consolidation Taxes for the period between 1999 and 2004. On March 31, 2011, CEMEX paid approximately Ps506 million (approximately U.S.$39 million as of December 31, 2012, based on an exchange rate of Ps12.85 to U.S.$1.00). This amount covered the second payment, which together with the first payment represented 50% of the Additional Consolidation Taxes for the period between 1999 and 2004, and also included the first payment of 25% of the Additional Consolidation Taxes corresponding to 2005. On March 30, 2012, CEMEX paid Ps698 million (approximately U.S.$54 million as of December 31, 2012, based on an exchange rate of Ps12.85 to U.S.$1.00). This third payment together with the first and second payments represented 70% of the Additional Consolidation Taxes for the “1999-2004” period, 50% of the Additional Consolidation Taxes for the “2005” period and it also included the first payment of 25% of the Additional Consolidation Taxes for the “2006” period. As of December 31, 2012, our estimated payment schedule of taxes payable resulting from changes in the tax consolidation regime is as follows: approximately Ps2 billion in 2013: approximately Ps2.6 billion in 2014; approximately Ps2.7 billion in 2015; and approximately Ps7.2 billion in 2016 and thereafter. As of December 31, 2012, we have paid an aggregate amount of approximately Ps1.5 billion of Additional Consolidation Taxes. See “Item 4—Information on the Company—Regulatory Matters and Legal Proceedings—Tax Matters” and notes 2O and 19D to our 2012 audited consolidated financial statements included in the March 1st 6-K.

On February 15, 2010, we filed a constitutional challenge (juicio de amparo) against the January 1, 2010 tax reform described above. However, we cannot assure you that we will prevail in this constitutional challenge. On June 3, 2011 we were notified of a favorable verdict at the first stage of the trial; the Mexican tax authorities filed an appeal (recurso de revisión) before the Mexican Supreme Court, which is pending.

It may be difficult to enforce civil liabilities against us or our directors, executive officers and controlling persons.

CEMEX, S.A.B. de C.V. is a publicly traded stock corporation with variable capital (sociedad anónima bursátil de capital variable) organized under the laws of Mexico. Substantially all of CEMEX, S.A.B. de C.V.’s directors and officers reside in Mexico, and all or a significant portion of the assets of those persons may be, and the majority of our assets are, located outside the United States. As a result, it may not be possible for you to effect service of process within the United States upon such persons or to enforce against them or against us in U.S. courts judgments predicated upon the civil liability provisions of the federal securities laws of the United States. We have been advised by our General Counsel, Lic. Ramiro G. Villarreal, that there is doubt as to the enforceability in Mexico, either in original actions or in actions for enforcement of judgments of U.S. courts, of civil liabilities predicated on the U.S. federal securities laws.

SELECTED CONSOLIDATED FINANCIAL INFORMATION

The financial data set forth below as of December 31, 2012 and 2011 and for each of the three years ended December 31, 2012, 2011 and 2010 have been derived from, and should be read in conjunction with, and are qualified in their entirety by reference to, our 2012 audited consolidated financial statements included in the March 1st 6-K. Such financial statements remain subject to the approval of CEMEX, S.A.B. de C.V.’s shareholders at the Ordinary General Shareholders Meeting to be held on March 21, 2013.

The operating results of newly acquired businesses are consolidated in our financial statements beginning on the acquisition date. Therefore, all periods presented do not include operating results corresponding to newly acquired businesses before we assumed control. As a result, the financial data for the years ended December 31, 2012, 2011 and 2010 may not be comparable to that of prior periods.

Our audited consolidated financial statements have been prepared in accordance with IFRS, which differ in significant respects from U.S. GAAP. The regulations of the SEC do not require foreign private issuers that prepare their financial statements on the basis of IFRS (as published by the International Accounting Standards Board) to reconcile such financial statements to U.S. GAAP. Accordingly, beginning in 2011 upon our adoption of IFRS, we no longer reconcile our financial information to U.S. GAAP.

Non-Peso amounts included in the financial statements are first translated into Dollar amounts, in each case at a commercially available or an official government exchange rate for the relevant period or date, as applicable, and those Dollar amounts are then translated into Peso amounts at the CEMEX accounting rate, described under “— Mexican Peso Exchange Rates,” as of the relevant period or date, as applicable.

The Dollar amounts provided below and, unless otherwise indicated herein, are translations of Peso amounts at an exchange rate of Ps12.85 to U.S.$1.00, the CEMEX accounting rate as of December 31, 2012. However, in the case of transactions conducted in Dollars, we have presented the Dollar amount of the transaction and the corresponding Peso amount that is presented in our audited consolidated financial statements. These translations have been prepared solely for the convenience of the reader and should not be construed as representations that the Peso amounts actually represent those Dollar amounts or could be converted into Dollars at the rate indicated. The noon buying rate for Pesos on December 31, 2012 was Ps12.96 to U.S.$1.00. From December 31, 2012 through March 8, 2013, the Peso appreciated by approximately 2.45% against the Dollar, based on the noon buying rate for Pesos.

CEMEX, S.A.B. DE C.V. AND SUBSIDIARIES

Selected Consolidated Financial Information

	As of and For the Year Ended December 31,
	2010		2011		2012
	(in millions of Pesos, except ratios and share and per share amounts)
Statement of Operations Information:
Net sales	Ps	177,641	Ps	189,887	Ps	197,036
Cost of sales(1)		(127,845)		(136,167)		(138,711)
Gross profit		49,796		53,720		58,325
Operating expenses		(39,060)		(41,656)		(41,125)
Operating earnings before other expenses, net(2)		10,736		12,064		17,200
Other expense, net		(6,335)		(5,449)		(5,692)
Operating earnings(2)		4,401		6,615		11,508
Financial items(3)		(15,276)		(18,841)		(17,358)
Equity in income (loss) of associates		(487)		(334)		728
Loss before income tax		(11,362)		(12,560)		(5,122)
Non-controlling net income		46		21		662
Controlling interest net loss		(13,482)		(24,788)		(11,881)
Basic loss per share(4)(5)		(0.39)		(0.74)		(0.35)
Diluted loss per share(4)(5)		(0.39)		(0.74)		(0.35)
Number of shares outstanding(4)(6)(7)		30,065		31,410		32,808

Balance Sheet Information:
Cash and cash equivalents		8,354		16,128		12,478
Property, machinery and equipment, net		221,271		233,709		212,301
Total assets		504,881		541,652		478,770
Short-term debt		5,618		4,673		596
Long-term debt		188,776		203,798		177,539
Non-controlling interest and Perpetual Debentures(8)		19,443		16,602		14,488
Total controlling stockholders’ equity		163,744		155,101		141,112

Other Financial Information:
Net working capital(9)		18,692		23,690		19,667
Book value per share(4)(7)(10)		5.45		4.94		4.30
Operating margin		6.0%		6.4%		8.7%
Operating EBITDA(11)		29,844		29,600		34,384
Ratio of Operating EBITDA to interest expense(11)		2.0		1.8		1.9
Capital expenditures		6,963		7,577		10,026
Depreciation and amortization		19,108		17,536		17,184
Net cash flow provided by operating activities before interest and income taxes paid in cash		25,952		23,616		29,897
Basic loss per CPO(4)(5)		(1.17)		(2.22)		(1.05)
Total debt plus other financial obligations		210,619		249,372		218,026

(1)	Cost of sales includes depreciation, amortization and depletion of assets involved in production, freight expenses of raw materials used in our producing plants, delivery expenses of our ready-mix concrete business and expenses related to storage in producing plants. Our cost of sales excludes (i) expenses related to personnel and equipment comprising our selling network and those expenses related to warehousing at the points of sale, which are included as part of our administrative and selling expenses line item, and (ii) freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations, which are all included as part of our distribution expenses line item.
(2)	The line item “Operating earnings before other expenses, net” was titled by CEMEX in prior years as “Operating income.” The line item “Operating earnings” was titled by CEMEX in prior years as “Operating income after other expenses, net.” See note 2A to our 2012 audited consolidated financial statements included in the March 1st 6-K.
(3)	Financial items includes financial expenses and our other financial (expense) income, net, which includes our financial income, results from financial instruments, net (derivatives and marketable securities), foreign exchange results, effects of net present value on assets and liabilities and others, net. See note 7 to our 2012 audited consolidated financial statements included in the March 1st 6-K.
(4)

CEMEX, S.A.B. de C.V.’s capital stock consists of Series A shares and Series B shares. Each of CEMEX, S.A.B. de C.V.’s CPOs represents two Series A shares and one Series B share. As of December 31, 2012, approximately 99.2% of CEMEX, S.A.B. de C.V.’s outstanding share capital was represented by CPOs. Each of CEMEX, S.A.B. de C.V.’s ADSs represents ten CPOs.

(5)	Loss per share are calculated based upon the weighted average number of shares outstanding during the year, as described in note 22 to our 2012 audited consolidated financial statements included in the March 1st 6-K. Basic loss per CPO is determined by multiplying the basic loss per share for each period by three (the number of shares underlying each CPO). Basic loss per CPO is presented solely for the convenience of the reader and does not represent a measure under IFRS.
(6)	CEMEX, S.A.B. de C.V. did not declare a dividend for fiscal years 2010, 2011 and 2012. At each of CEMEX, S.A.B. de C.V.’s 2010 and 2011 annual shareholders’ meetings, held on February 24, 2011 and February 23, 2012, respectively, CEMEX, S.A.B. de C.V.’s shareholders approved a recapitalization of retained earnings. New CPOs issued pursuant to each such recapitalization were allocated to shareholders on a pro-rata basis. As a result, shares equivalent to approximately 401 million CPOs and approximately 418.7 million CPOs were allocated to shareholders on a pro-rata basis in connection with the 2010 and 2011 recapitalizations, respectively. In each case, CPO holders received one new CPO for each 25 CPOs held and ADS holders received one new ADS for each 25 ADSs held. There was no cash distribution and no entitlement to fractional shares. CEMEX, S.A.B. de C.V.’s 2012 annual shareholders’ meeting will be held on March 21, 2013. See CEMEX, S.A.B. de C.V.’s Notice of Ordinary General Shareholders Meeting included in our report on Form 6-K, filed with the SEC on February 4, 2013.
(7)	Based upon the total number of shares outstanding at the end of each period, expressed in millions of shares, and includes shares subject to financial derivative transactions, but does not include shares held by our subsidiaries.
(8)	As of December 31, 2010, 2011 and 2012, non-controlling interest includes U.S.$1,320 million (Ps16,310 million), U.S.$938 million (Ps13,089 million) and U.S.$473 million (Ps6,078 million), respectively, that represents the nominal amount of Perpetual Debentures, denominated in Dollars and Euros, issued by consolidated entities. In accordance with IFRS, these securities qualify as equity due to their perpetual nature and the option to defer the coupons.
(9)	Net working capital equals trade receivables, less allowance for doubtful accounts plus inventories, net, less trade payables.
(10)	Book value per share is calculated by dividing the total controlling stockholders’ equity by the number of shares outstanding.
(11)	Operating EBITDA equals operating earnings before other expenses, net, amortization and depreciation expenses. Operating EBITDA and the ratio of Operating EBITDA to interest expense are presented because we believe that they are widely accepted as financial indicators of our ability to internally fund capital expenditures and service or incur debt. Operating EBITDA and such ratios should not be considered as indicators of our financial performance, as alternatives to cash flow, as measures of liquidity or as being comparable to other similarly titled measures of other companies. Under IFRS, while there are line items that are customarily included in statements of operations prepared pursuant to IFRS, such as net sales, operating costs and expenses and financial revenues and expenses, among others, the inclusion of certain subtotals, such as operating earnings before other expenses, net, and the display of such statement of operations varies significantly by industry and company according to specific needs. Operating EBITDA is reconciled below to operating earnings before other expenses, net, as reported in the statements of operations, and to net cash flows provided by operating activities before interest and income taxes paid in cash, as reported in the statement of cash flows. Interest expense under IFRS does not include coupon payments and issuance costs of the Perpetual Debentures issued by consolidated entities of approximately Ps1,624 million for 2010, approximately Ps1,010 million for 2011 and approximately Ps453 million for 2012, as described in note 20D to our 2012 audited consolidated financial statements included in the March 1st 6-K.

	For the Year Ended December 31,
	2010	2011	2012
	(in millions of Pesos)
Reconciliation of operating EBITDA to net cash flows provided by operating activities before interest and income taxes paid in cash
Operating EBITDA	Ps 29,844	Ps 29,600	Ps 34,384
Less:
Operating depreciation and amortization expense	19,108	17,536	17,184
Operating earnings before other expenses, net	10,736	12,064	17,200
Plus/minus:
Changes in working capital excluding income taxes	(623)	(727)	(2,048)
Depreciation and amortization expense	19,108	17,536	17,184
Other items, net	(3,269)	(5,257)	(2,439)
Net cash flow provided by operating activities before interest and income taxes paid in cash	Ps 25,952	Ps 23,616	Ps 29,897

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATIONS

The following discussion and analysis should be read in conjunction with, and are qualified in their entirety by reference to, our audited consolidated financial statements included in the March 1st 6-K as of and for each of the three years ended December 31, 2012.

Our audited consolidated financial statements include those subsidiaries in which we hold a controlling interest or which we otherwise control. Control exists when we have the power, directly or indirectly, to govern the administrative, financial and operating policies of an entity in order to obtain benefits from its activities.

Investments in associates are accounted for by the equity method, when we have significant influence, which is generally presumed with a minimum equity interest of 20% unless it is proven that we have significant influence with a lower percentage. Under the equity method, after acquisition, the investment’s original cost is adjusted for the proportional interest of the holding company in the associate’s equity and earnings, considering the effects of inflation.

All significant balances and transactions between related parties have been eliminated in consolidation.

For the periods ended December 31, 2010, 2011 and 2012, our consolidated results reflect the following transactions:

•

In November 2012, CEMEX Latam, a then wholly-owned subsidiary of CEMEX España, completed the sale of newly issued common shares in an initial offering (the “CEMEX Latam Offering”), representing approximately 26.65% of CEMEX Latam’s outstanding common shares. CEMEX Latam is the holding company for CEMEX’s operations in Brazil, Colombia, Costa Rica, Guatemala, Nicaragua, Panama and El Salvador. CEMEX recognized within “Other equity reserves” a gain of approximately U.S.$630 million (approximately Ps8,096 million). See “—Investments, Acquisitions and Divestitures — Divestitures” for additional information regarding the CEMEX Latam Offering.

•

In October 2012, Corporación Cementera Latinoamericana, S.L., an indirect subsidiary of CEMEX España, completed the acquisition of the 49% non-controlling interest in Global Cement, S.A., CEMEX’s subsidiary in Guatemala, in a private transaction for approximately U.S.$54 million (approximately Ps694 million), recognizing within “Other equity reserves” a loss of approximately U.S.$32 million (approximately Ps411 million).

•

On May 17, 2012, through a public tender offer commenced on March 12, 2012, and after compliance with applicable regulations in Ireland, Readymix Investments, an indirect subsidiary of CEMEX España, acquired the 38.8% interest in Readymix plc, our main subsidiary in Ireland, that had not been owned by us for approximately €11 million (U.S.$15 million or Ps187 million), for €0.25 per share in cash. The listing and trading of Readymix plc’s shares on the Irish Stock Exchange was cancelled beginning on May 18, 2012.

•

In August 2011, as a result of Ready Mix USA’s exercise of its put option (see note 15B to our 2012 audited consolidated financial statements included in the March 1st 6-K), and after performance of the obligations by both parties under the put option agreement, effective as of August 1, 2011, through the payment of approximately U.S.$352 million (approximately Ps4,914 million), we acquired our former joint venture partner’s interests in CEMEX Southeast, LLC and Ready Mix USA, LLC, including a non-compete and a transition services agreement. In accordance with the joint venture agreements, from the date on which Ready Mix USA exercised its put option until the date we acquired Ready Mix USA’s interest, Ready Mix USA continued to control and manage Ready Mix USA, LLC. Nonetheless, based on IAS 27, considering the existence of a settlement price that could have been paid any time until September 30, 2011 at our election, Ready Mix USA LLC’s balance sheet was consolidated as of March 31, 2011 and its operating results beginning April 1, 2011. Upon consolidation, the purchase price was assigned to each joint venture in proportion to our relative contribution interest in CEMEX Southeast, LLC and Ready Mix USA, LLC considering the original fair values as of the dates of the agreements in 2005. We fully consolidated the acquisition of the minority interest in CEMEX Southeast, LLC, as of the acquisition date, and Ready Mix USA, LLC generated an aggregate gain of approximately U.S.$24 million (approximately Ps316 million), which was recognized within “Other expenses, net.” During 2012, after the completion of the purchase price allocation, there were changes in the values of certain assets and liabilities, none of which were individually significant, which decreased the aggregate gain on purchase by approximately U.S.$1 million (approximately Ps13 million). Our our annual report on Form 20-F for the year ended December 31, 2011 (the “2011 20-F”) includes the balance sheet of Ready Mix USA, LLC as of December 31, 2011, based on the best estimate of its net asset’s fair value as of the acquisition date of approximately Ps4,487 million, including cash and cash equivalents for approximately Ps912 million and debt for approximately Ps1,352 million, and its results of operations for the nine-month period ended December 31, 2011.

•

On August 27, 2010, we completed the sale of seven aggregates quarries, three aggregate distribution centers and one concrete block manufacturing facility in Kentucky to Bluegrass Materials Company, LLC for U.S.$88 million in proceeds.

Selected Consolidated Statement of Operations Data

The following table sets forth our selected consolidated statement of operations data for each of the three years ended December 31, 2010, 2011 and 2012 expressed as a percentage of net sales.

	For the Year Ended December 31,
	2010	2011	2012
Net sales	100.0%	100.0%	100.0%
Cost of sales	(72.0)	(71.7)	(70.4)

Gross profit	28.0	28.3	29.6

Administrative and selling expenses	(14.5)	(13.4)	(11.9)
Distribution expenses	(7.5)	(8.5)	(9.0)

Total operating expenses	(22.0)	(21.9)	(20.9)

Operating earnings before other expenses, net	6.0	6.4	8.7

Other expenses, net	(3.5)	(2.9)	(2.9)

Operating earnings	2.5	3.5	5.8

Financial expense	(8.3)	(8.7)	(9.3)
Other financial income (expense), net	(0.3)	(1.2)	0.5
Equity in (loss) income of associates	(0.3)	(0.2)	0.4

Loss before income tax	(6.4)	(6.6)	(2.6)

Income taxes	(1.2)	(6.4)	(3.1)

Consolidated net loss	(7.6)	(13.0)	(5.7)

Non-controlling interest net loss	—	—	0.3

Controlling interest net loss	(7.6)	(13.0)	(6.0)

Year Ended December 31, 2012 Compared to Year Ended December 31, 2011

Summarized in the table below are the percentage (%) increases (+) and decreases (-) for the year ended December 31, 2012 compared to the year ended December 31, 2011 in our domestic cement and ready-mix concrete sales volumes, as well as export sales volumes of cement and domestic cement and ready-mix concrete average prices for each of our geographic segments. The table below and the other volume data presented by geographic segment in this “—Selected Consolidated Statement of Operations Data” section are presented before eliminations resulting from consolidation (including those shown on note 4 to our 2012 audited consolidated financial statements included in the March 1st 6-K).

	Domestic Sales Volumes		Export Sales Volumes	Average Domestic Prices in Local Currency(1)
Geographic Segment	Cement	Ready-Mix Concrete	Cement	Cement	Ready-Mix Concrete
Mexico	-1%	-2%	+62%	+3%	+5%
United States	+14%	+20%	—	+1%	+4%
Northern Europe
United Kingdom	-7%	-12%	—	+3%	+2%
Germany	-10%	-5%	—	+3%	+1%
France	N/A	-5%	—	N/A	+2%
Rest of Northern Europe(2)	-18%	-10%	—	-9%	-9%
The Mediterranean
Spain	-40%	-43%	-21%	+2%	+3%
Egypt	-10%	+2%	—	-2%	-11%
Rest of the Mediterranean(3)	-17%	+2%	—	-5%	-1%
South America and the Caribbean
Colombia	+5%	+14%	—	+19%	+20%
Rest of South America and the Caribbean(4)	+7%	-4%	—	+2%	+9%
Asia
Philippines	+15%	—	-92%	+7%	—
Rest of Asia(5)	+3%	-18%	—	+3%	Flat

N/A	= Not Applicable
(1)	Represents the average change in domestic cement and ready-mix concrete prices in local currency terms. For purposes of a geographic segment consisting of a region, the average prices in local currency terms for each individual country within the region are first translated into Dollar terms (except for the Rest of Northern Europe and the Rest of the Mediterranean regions, which is translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change of prices in Dollar terms (except for the Rest of Northern Europe and the Rest of the Mediterranean regions, which represent the weighted average change of prices in Euros) based on total sales volumes in the region.
(2)	Refers primarily to operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland.
(3)	Includes mainly the operations in Croatia, the UAE and Israel.
(4)	Includes the operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala, and small ready-mix concrete operations Argentina.
(5)	Includes primarily our operations in Thailand, Bangladesh, China and Malaysia.

On a consolidated basis, our cement sales volumes decreased approximately 1%, from 66.8 million tons in 2011 to 65.8 million tons in 2012, and our ready-mix concrete sales volumes remained flat at 54.9 million cubic meters in each of 2011 and 2012. Our net sales increased approximately 4%, from Ps189.9 billion in 2011 to Ps197.0 billion in 2012, and our operating earnings before other expenses, net increased approximately 43%, from Ps12.1 billion in 2011 to Ps17.2 billion in 2012.

The following tables present selected financial information of net sales and operating earnings before other expenses, net for each of our geographic segments for the years ended December 31, 2012 and 2011. The net sales information in the table below is presented before eliminations resulting from consolidation (including those shown on note 4 to our 2012 audited consolidated financial statements included in the March 1st 6-K). Variations in net sales determined on the basis of Mexican Pesos include the appreciation or depreciation which occurred during the period between the local currencies of the countries in the regions vis-à-vis the Mexican Peso; therefore, such variations differ substantially from those based solely on the countries’ local currencies:

Geographic Segment	Variation in Local Currency(1)	Approximate Currency Fluctuations, Net of Inflation Effects	Variations in Mexican Pesos	Net Sales For the Year Ended December 31,
				2011		2012
				(in millions of Pesos)
Mexico	+2%	—	+2%	Ps	43,361	Ps	44,412
United States	+17%	+6%	+23%		32,759		40,319
Northern Europe
United Kingdom	-12%	+5%	-7%		15,757		14,620
Germany	-7%	-3%	-10%		15,975		14,406
France	-4%	-2%	-6%		14,170		13,324
Rest of Northern Europe(2)	-9%	-2%	-11%		14,278		12,778
The Mediterranean
Spain	-31%	-1%	-32%		7,142		4,841
Egypt	-8%	+6%	-2%		6,516		6,382
Rest of the Mediterranean(3)	Flat	+5%	+5%		7,762		8,160
South America and the Caribbean
Colombia	+29%	+11%	+40%		8,533		11,932
Rest of South America and the Caribbean(4)	+11%	—	+11%		14,852		16,450
Asia
Philippines	+17%	+10%	+27%		3,701		4,704
Rest of Asia(5)	-11%	+5%	-6%		2,597		2,430
Others(6)	-17%	+19%	+2%		14,857		15,153

Net sales before eliminations			+4%	Ps	202,260	Ps	209,911
Eliminations from consolidation					(12,373)		(12,875)

Consolidated net sales			+4%	Ps	189,887	Ps	197,036

Geographic Segment	Variations in Local Currency(1)	Approximate Currency Fluctuations, Net of Inflation Effects	Variations in Mexican Pesos	Operating Earnings (Loss) Before Other Expenses, Net For the Year Ended December 31,
				2011	2012
				(in millions of Pesos)
Mexico	+3%	—	+3%	Ps 13,145	Ps 13,598
United States	+31%	-8%	+23%	(7,907)	(6,056)
Northern Europe
United Kingdom	>100%	N/A	>100%	(147)	914
Germany	<100%	N/A	<100%	174	(324)
France	-27%	-1%	-28%	1,056	758
Rest of Northern Europe(2)	>100%	N/A	+36%	648	881
The Mediterranean
Spain	-25%	—	-25%	894	671
Egypt	-18%	-3%	-21%	2,422	1,917
Rest of the Mediterranean(3)	+4%	+8%	+12%	682	761
South America and the Caribbean
Colombia	+68%	+8%	+76%	2,568	4,509
Rest of South America and the Caribbean(4)	+40%	-16%	+24%	2,956	3,656
Asia
Philippines	+35%	+31%	+66%	358	595
Rest of Asia(5)	-46%	+15%	-31%	51	35
Others(6)	-17%	+19%	+2%	(4,836)	(4,715)

Operating earnings before other expenses, net			+43%	Ps 12,064	Ps 17,200

N/A = Not Applicable

(1)

Represents the average change in domestic cement and ready-mix concrete prices in local currency terms. For purposes of a geographic segment consisting of a region, the average prices in local currency terms for each individual country within the region are first translated into Dollar terms (except for the Rest of Northern Europe and the Rest of the Mediterranean regions, which is translated first into Euros) at the exchange rates in effect as of the end of the reporting period. Variations for a region represent the weighted average change of prices in Dollar terms (except for the Rest of Northern Europe and the Rest of the Mediterranean regions, which represent the weighted average change of prices in Euros) based on total sales volumes in the region.

(2)	Refers primarily to operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland.
(3)	Includes mainly the operations in Croatia, the UAE and Israel.
(4)	Includes the operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Jamaica and other countries in the Caribbean, Guatemala, and small ready-mix concrete operations Argentina.
(5)	Includes primarily our operations in Thailand, Bangladesh, China and Malaysia.
(6)	Our Others segment refers to: (i) cement trade maritime operations, (ii) our information technology solutions business (Neoris), (iii) CEMEX, S.A.B. de C.V. and other corporate entities and (iv) other minor subsidiaries with different lines of business.

Net sales. Our consolidated net sales increased approximately 4%, from Ps189.9 billion in 2011 to Ps197.0 billion in 2012. The increase was primarily attributable to higher prices in local currency terms in most of our regions, and the favorable effect of foreign exchange fluctuations to the Mexican peso, partially mitigated by lower volumes from our operations in the Northern Europe and the Mediterranean regions. Set forth below is a quantitative and qualitative analysis of the various factors affecting our net sales on a geographic segment basis. The discussion of volume data and net sales information below are presented before eliminations resulting from consolidation (including those shown on note 4 to our 2012 audited consolidated financial statements included in the March 1st 6-K).

Mexico

Our domestic cement sales volumes from our operations in Mexico decreased approximately 1% in 2012 compared to 2011, and ready-mix concrete sales volumes decreased approximately 2% over the same period. Our net sales from our operations in Mexico represented approximately 21% of our total net sales for the year ended December 31, 2012, in Peso terms, before eliminations resulting from consolidation. The decreases in domestic cement and ready-mix concrete sales volumes were primarily attributable to homebuilder’s working capital financing constraints, high levels of inventories and a decline in remittances, resulting in lower demand in the residential sector. In addition, private consumption and manufacturing activity were the main drivers of the demand in the industrial and commercial sector. Our cement export volumes of our operations in Mexico, which represented approximately 6% of our Mexican cement sales volumes for the year ended December 31, 2012, increased approximately 62% in 2012 compared to 2011, primarily as a result of higher export volumes to South America, Central America and the Caribbean. Of our total cement export volumes from our operations in Mexico during 2012, approximately 17% was shipped to the United States, 31% to Central America and the Caribbean and 52% to South America. Our average sales price of domestic cement from our operations in Mexico increased approximately 3%, in Peso terms, in 2012 compared to 2011, and our average sales price of ready-mix concrete increased approximately 5%, in Peso terms, over the same period. For the year ended December 31, 2012, cement represented approximately 53%, ready-mix concrete approximately 24% and our aggregates and other businesses approximately 23% of our net sales from our operations in Mexico before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes, offset by the increases in domestic cement and ready-mix concrete average sales prices, our net sales in Mexico, in Peso terms, increased approximately 2% in 2012 compared to 2011.

United States

Our domestic cement sales volumes from our operations in the United States, which include cement purchased from our other operations, increased approximately 14% in 2012 compared to 2011, and ready-mix concrete sales volumes increased approximately 20% over the same period. The increases in domestic cement and ready-mix concrete sales volumes of our operations in the U.S. resulted primarily from improved demand from most of our markets. Low interest rates, affordability of housing at a record high and a return to low levels of inventories led to higher activity in the residential sector. In addition, demand from the industrial and commercial sector was strong during the year, while demand from the infrastructure structure improved marginally. Our operations in the United States represented approximately 19% of our total net sales for the year ended December 31, 2012, in Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement of our operations in the United States increased approximately 1%, in Dollar terms, in 2012 compared to 2011, and our average sales price of ready-mix concrete increased approximately 4%, in Dollar terms, over the same period. For the year ended December 31, 2012, cement represented approximately 28%, ready-mix concrete approximately 33% and our aggregates and other businesses approximately 39% of net sales from our operations in the United States before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales volumes and average sale prices, net sales from our operations in the United States, in Dollar terms, increased approximately 17% in 2012 compared to 2011.

Northern Europe

In 2012, our operations in the Northern Europe region consisted of our operations in the United Kingdom, Germany and France, which represent the most significant operations in this region, in addition to our Rest of Northern Europe segment, which refers primarily to our operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland. Our net sales from our operations in the Northern Europe region represented approximately 26% of our total net sales for the year ended December 31, 2012, in Peso terms, before eliminations resulting from consolidation. As of December 31, 2012, our operations in the Northern Europe region represented approximately 15% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the Northern Europe region.

United Kingdom

Our domestic cement sales volumes from our operations in the United Kingdom decreased approximately 7% in 2012 compared to 2011, and ready-mix concrete sales volumes decreased approximately 12% over the same period. The decreases in domestic cement and ready-mix concrete sales volumes resulted primarily from the economic recession and cuts in public spending, which led to lower construction levels. In addition, limited credit availability restricted the activity in the residential sector, while the performance of the industrial and commercial sector remained weak. Our operations in the United Kingdom represented approximately 7% of our total net sales for the year ended December 31, 2012, in Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the United Kingdom increased approximately 3%, in Pound terms, in 2012 compared to 2011, and our average sales price of ready-mix concrete increased approximately 2%, in Pound terms, over the same period. For the year ended December 31, 2012, cement represented approximately 16%, ready-mix concrete approximately 26% and our aggregates and other businesses approximately 58% of net sales from our operations in the United Kingdom before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes, partially offset by the increases in domestic cement and ready-mix concrete average sales prices, net sales from our operations in the United Kingdom, in Pound terms, decreased approximately 12% in 2012 compared to 2011.

Germany

Our domestic cement sales volumes from our operations in Germany decreased approximately 10% in 2012 compared to 2011, and ready-mix concrete sales volumes in those operations decreased approximately 5% over the same period. The decrease in domestic cement and ready-mix concrete sales volumes resulted primarily from a slowdown in the economy. Demand for building materials during 2012 was driven by the residential sector, which maintained favorable momentum with low mortgage rates and low levels of unemployment. Meanwhile, a reduction in government spending negatively affected the infrastructure sector, while bottlenecks in the construction industry and adverse weather conditions continued to restrict construction work and increased the backlog of projects. Our operations in Germany represented approximately 7% of our total net sales for the year ended December 31, 2012, in Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in Germany increased approximately 3%, in Euro terms, in 2012 compared to 2011, and our average sales price of ready-mix concrete increased approximately 1%, in Euro terms, over the same period. For the year ended December 31, 2012, cement represented approximately 25%, ready-mix concrete approximately 35% and our aggregates and other businesses approximately 40% of net sales from our operations in Germany before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes, partially offset by the increases in domestic cement and ready-mix concrete average sales prices, net sales from our operations in Germany, in Euro terms, decreased approximately 7% in 2012 compared to 2011.

France

Our ready-mix concrete sales volumes from our operations in France decreased approximately 5% in 2012 compared to 2011. The decrease in ready-mix concrete sales volumes resulted primarily from a decline in demand in the residential sector that was mainly attributable to the elimination of tax incentives and limited credit availability. Despite deteriorated market conditions, the residential sector continued to be the main driver of consumption. Our operations in France represented approximately 6% of our total net sales for the year ended December 31, 2012, in Peso terms, before eliminations resulting from consolidation. Our average sales price of ready-mix concrete of our operations in France increased approximately 2%, in Euro terms, in 2012 compared to 2011. For the year ended December 31, 2012, ready-mix concrete represented approximately 72% and our aggregates and other businesses approximately 28% of net sales from our operations in France before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decrease in ready-mix concrete sales volumes, partially offset by the increase in ready-mix concrete average sales price, net sales from our operations in France, in Euro terms, decreased approximately 4% in 2012 compared to 2011.

Rest of Northern Europe

In 2012, our operations in our Rest of Northern Europe segment consisted primarily of our operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland. Our domestic cement sales volumes of our operations in our Rest of Northern Europe segment decreased approximately 18% in 2012 compared to 2011, and ready-mix concrete sales volumes decreased approximately 10% over the same period. The decreases in domestic cement and ready-mix concrete sales volumes resulted primarily from harsh weather conditions and a slowdown of the economy, which led to low levels of investment and consumption. Our net sales from our operations in our Rest of Northern Europe segment represented approximately 6% of our total net sales for the year ended December 31, 2012, in Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in our Rest of Northern Europe segment decreased approximately 9%, in Euro terms, in 2012 compared to 2011, and our average sales price of ready-mix concrete decreased approximately 9%, in Euro terms, over the same period. For the year ended December 31, 2012, cement represented approximately 36%, ready-mix concrete approximately 43% and our aggregates and other businesses approximately 21% of net sales from our operations in our Rest of Northern Europe segment before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes and average sales prices, net sales in our Rest of Northern Europe segment, in Euro terms, decreased approximately 9% in 2012 compared to 2011.

The Mediterranean

In 2012, our operations in the Mediterranean region consisted of our operations in Spain and Egypt, which represent the most significant operations in this region, in addition to our Rest of the Mediterranean segment, which includes mainly our operations in Croatia, the UAE and Israel. Our net sales from our operations in the Mediterranean region represented approximately 9% of our total net sales for the year ended December 31, 2012, in Peso terms, before eliminations resulting from consolidation. As of December 31, 2012, our operations in the Mediterranean region represented approximately 8% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the Mediterranean region.

Spain

Our domestic cement sales volumes from our operations in Spain decreased approximately 40% in 2012 compared to 2011, while ready-mix concrete sales volumes decreased approximately 43% over the same period. The decreases in domestic cement and ready-mix concrete sales volumes resulted primarily from the adverse economic conditions. The performance of the residential sector remained negatively affected by high inventories and limited credit availability. In addition, continued fiscal austerity measures resulted in very low levels of infrastructure spending. Our operations in Spain represented approximately 2% of our total net sales for the year ended December 31, 2012, in Peso terms, before eliminations resulting from consolidation. Our cement export volumes of our operations in Spain, which represented approximately 43% of our Spain cement sales volumes for the year ended December 31, 2012, decreased approximately 21% in 2012 compared to 2011, primarily as a result of lower export volumes to Africa and Europe. Of our total cement export volumes of our operations in Spain during 2012, approximately 26% was shipped to Europe and the Middle East, approximately 3% to Central America and the Caribbean and approximately 71% to Africa. Our average sales price of domestic cement of our operations in Spain increased approximately 2%, in Euro terms, in 2012 compared to 2011, and our average sales price of ready-mix concrete increased approximately 3%, in Euro terms, over the same period. For the year ended December 31, 2012, cement represented approximately 70%, ready-mix concrete approximately 18% and our aggregates and other businesses approximately 12% of net sales from our operations in Spain before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic cement and ready-mix concrete sales volumes, partially offset by the increases in domestic cement and ready-mix concrete average sales prices, net sales from our operations in Spain, in Euro terms, decreased approximately 31% in 2012 compared to 2011.

Egypt

Our domestic cement sales volumes from our operations in Egypt decreased approximately 10% in 2012 compared to 2011, while ready-mix concrete sales volumes increased approximately 2% over the same period. The decrease in domestic cement sales volumes resulted primarily from decreased infrastructure spending, while the informal residential sector continued to be the main driver of demand. An effort from developers to complete unfinished projects increased the activity in the residential sector during the second half of the year; however, investments in projects in the infrastructure sector remained on hold. Our net sales from our operations in Egypt represented approximately 3% of our total net sales for the year ended December 31, 2012, in Peso terms. Our average sales price of domestic cement of our operations in Egypt decreased by approximately 2%, in Egyptian pound terms, in 2012 compared to 2011, and our average sales price of ready-mix concrete decreased approximately 11%, in Egyptian pound terms, over the same period. For the year ended December 31, 2012, cement represented approximately 84%, ready-mix concrete approximately 7% and our aggregates and other businesses approximately 9% of net sales from our operations in Egypt before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the decreases in domestic cement sales volumes and domestic cement and ready-mix concrete average sales prices, partially offset by the increase in ready-mix concrete sales volumes, our net sales in Egypt, in Egyptian pound terms, decreased approximately 8% in 2012 compared to 2011.

Rest of the Mediterranean

In 2012, our operations in our Rest of the Mediterranean segment consisted mainly of our operations in Croatia, the UAE and Israel. Our domestic cement sales volumes of our operations in our Rest of the Mediterranean segment decreased approximately 17% in 2012 compared to 2011, and ready-mix concrete sales volumes increased approximately 2% over the same period. The decrease in domestic cement sales volumes resulted primarily from lower construction levels due to cuts in public spending, adverse weather conditions and lower internal consumption. Our net sales from our operations in our Rest of the Mediterranean segment represented approximately 4% of our total net sales for the year ended December 31, 2012, in Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in our Rest of the Mediterranean decreased approximately 5%, in Dollar terms, in 2012 compared to 2011, and our average sales price of ready-mix concrete decreased approximately 1%, in Dollar terms, over the same period. For the year ended December 31, 2012, cement represented approximately 21%, ready-mix concrete approximately 55% and our aggregates and other businesses approximately 24% of our net sales from our operations in our Rest of the Mediterranean segment before intra-sector eliminations within the segment and before eliminations resulting from consolidation, as applicable.

As a result of the decreases in domestic cement sales volumes and domestic cement and ready-mix concrete average sales prices, offset by the increase in ready-mix concrete sales volumes, net sales in our Rest of the Mediterranean segment, in Dollar terms, remained flat in 2012 compared to 2011.

South America and the Caribbean

In 2012, our operations in the South America and the Caribbean region consisted of our operations in Colombia, which represents the most significant operation in this region, in addition to our Rest of South America and the Caribbean segment, which includes our operations in Costa Rica, Guatemala, Panama, Nicaragua, Puerto Rico, the Dominican Republic, Peru, Jamaica and other countries in the Caribbean, and small ready-mix concrete operations in Argentina. Most of these trading operations consist of the resale in the Caribbean region of cement produced by our operations in Mexico. Our net sales from our operations in the South America and the Caribbean region represented approximately 14% of our total net sales for the year ended December 31, 2012, in Peso terms, before eliminations resulting from consolidation. As of December 31, 2012, our operations in the South America and the Caribbean region represented approximately 7% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the South America and the Caribbean region.

Colombia

Our domestic cement volumes from our operations in Colombia increased approximately 5% in 2012 compared to 2011, and ready-mix concrete sales volumes increased approximately 14% over the same period. The increases in domestic cement and ready-mix concrete sales volumes resulted primarily from higher infrastructure sector activity, which benefited from ongoing projects and the initiation of new road projects towards the end of the year. The residential sector showed signs of recovery, mainly in low income housing due to the start of a support government program. In addition, higher confidence levels and favorable expectations for new trade agreements resulted in increased investment levels, primarily in warehouses and commercial buildings, which improved the performance of the industrial and commercial sector. Our net sales from our operations in Colombia represented approximately 6% of our total net sales for the year ended December 31, 2012, in Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in Colombia increased approximately 19%, in Colombian Peso terms, in 2012 compared to 2011, and our average sales price of ready-mix concrete increased approximately 20%, in Colombian Peso terms, over the same period. For the year ended December 31, 2012, cement represented approximately 58%, ready-mix concrete approximately 27% and our aggregates and other businesses approximately 15% of our net sales from our operations in Colombia before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement and ready-mix concrete sales volumes and average sales prices, net sales of our operations in Colombia, in Colombian Peso terms, increased approximately 29% in 2012 compared to 2011.

Rest of South America and the Caribbean

For the year ended December 31, 2012, our operations in our Rest of South America and the Caribbean segment included our operations in Costa Rica, Guatemala, Panama, Nicaragua, Puerto Rico, the Dominican Republic, Peru, Jamaica and other countries in the Caribbean, and small ready-mix concrete operations in Argentina. Our domestic cement volumes from our operations in our Rest of South America and the Caribbean segment increased approximately 7% in 2012 compared to 2011, and ready-mix concrete sales volumes decreased approximately 4% over the same period. This resulted primarily from new infrastructure and commercial projects, mainly in Panama and Costa Rica, offset by the completion of infrastructure projects in the Dominican Republic and Nicaragua. Our net sales from our operations in our Rest of South America and the Caribbean segment represented approximately 8% of our total net sales for the year ended December 31, 2012, in Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in our Rest of South America and the Caribbean segment increased approximately 2%, in Dollar terms, in 2012 compared to 2011, and our average sales price of ready-mix concrete increased approximately 9%, in Dollar terms, over the same period.

For the year ended December 31, 2012, cement represented approximately 73%, ready-mix concrete approximately 19% and our other businesses approximately 8% of net from our operations in our Rest of South America and the Caribbean segment before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement volumes and domestic cement and ready-mix concrete average sales prices, partially offset by the decrease in ready-mix concrete sales volumes, net sales of our operations in our Rest of South America and the Caribbean segment, in Dollar terms, increased approximately 11% in 2012 compared to 2011.

Asia

For the year ended December 31, 2012, our operations in the Asia region consisted of our operations in the Philippines, which represent the most significant operation in this region, in addition to our Rest of Asia segment, which includes our operations in Malaysia, Thailand, Bangladesh and China. Our net sales from our operations in the Asia region represented approximately 3% of our total net sales for the year ended December 31, 2012, in Peso terms, before eliminations resulting from consolidation. As of December 31, 2012, our operations in the Asia region represented approximately 3% of our total assets. Set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our net sales for our main operations in the Asia region.

The Philippines

Our domestic cement volumes from our operations in the Philippines increased approximately 15% in 2012 compared to 2011. The increase in domestic cement sales volumes resulted primarily from the increase in public and private spending activities. Stable levels of inflation and mortgage rates, as well as inflows from remittances, contributed to the growth in the residential sector. In addition, the industrial and commercial sector continued to grow during the same period. Our net sales from our operations in the Philippines represented approximately 2% of our total net sales for the year ended December 31, 2012, in Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in the Philippines increased approximately 7%, in Philippine Peso terms, in 2012 compared to 2011. For the year ended December 31, 2012, cement represented approximately 100% of our net sales from our operations in the Philippines before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in domestic cement sales volumes and average sales price, net sales of our operations in the Philippines, in Philippine Peso terms, increased approximately 17% in 2012 compared to 2011.

Rest of Asia

For the year ended December 31, 2012, our operations in our Rest of Asia segment included our operations in Malaysia, Thailand, Bangladesh and China. Our domestic cement volumes from our operations in our Rest of Asia segment increased approximately 3% in 2012 compared to 2011, and ready-mix concrete sales volumes decreased approximately 18% over the same period resulted primarily from a decline in all of our markets mainly in China. Our net sales from our operations in our Rest of Asia segment represented approximately 1% of our total net sales for the year ended December 31, 2012, in Peso terms, before eliminations resulting from consolidation. Our average sales price of domestic cement from our operations in our Rest of Asia segment increased approximately 3%, in Dollar terms, in 2012 compared to 2011, and the average sales price of ready-mix concrete remained flat, in Dollar terms, over the same period. For the year ended December 31, 2012, cement represented approximately 39%, ready-mix concrete approximately 53% and our other businesses approximately 8% of net sales from our operations in our Rest of Asia segment before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable.

As a result of the increases in our domestic cement sales volumes and domestic cement average sales price, offset by the decrease in ready-mix concrete sales volumes, net sales of our operations in our Rest of Asia segment, in Dollar terms, decreased approximately 11% in 2012 compared to 2011.

Others

Our Others segment includes our worldwide cement, clinker and slag trading operations, our information technology solutions company and other minor subsidiaries. Net sales of our Others segment decreased approximately 17% before intra-sector eliminations within the segment and before eliminations from consolidation, as applicable, in 2012 compared to 2011, in Dollar terms, primarily as a result of a decrease in worldwide cement volumes and a decrease in our other business, such as transport, public works, and coating and surfacing operations, partially offset by an increase in cement average sale price. For the year ended December 31, 2012, our trading operations’ net sales represented approximately 37% and our information technology solutions company 21% of our Others segment’s net sales.

Cost of Sales. Our cost of sales, including depreciation, increased approximately 2%, from Ps136.2 billion in 2011 to Ps138.7 billion in 2012, primarily due to higher electric power and raw material costs. As a percentage of net sales, cost of sales decreased from 71.7% in 2011 to 70.4% in 2012, mainly as a result of savings from our cost reduction initiatives and lower fuel costs. In our cement and aggregates business, we have several producing plants and many selling points. Our cost of sales includes freight expenses of raw materials used in our producing plants. However, our costs of sales excludes (i) expenses related to personnel and equipment comprising our selling network and those expenses related to warehousing at the points of sale, which were included as part of our administrative and selling expenses line item in the amount of approximately Ps8.1 billion in 2011 and Ps7.9 billion in 2012; and (ii) freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations, which were included as part of our distribution expenses line item (except for distribution or delivery expenses related to our ready-mix concrete business, which are included in our cost of sales), and which, for the years ended December 31, 2011 and 2012, represented Ps16.2 billion and Ps17.6 billion, respectively.

Gross Profit. For the reasons explained above, our gross profit increased approximately 9%, from approximately Ps53.7 billion in 2011 to approximately Ps58.3 billion in 2012. As a percentage of net sales, gross profit increased from approximately 28.3% in 2011 to 29.6% in 2012. In addition, our gross profit may not be directly comparable to those of other entities that include all their freight expenses in cost of sales. As described above, we include freight expenses of finished products from our producing plants to our points of sale and from our points of sale to our customers’ locations within distribution expenses, which in aggregate represented costs of approximately Ps16.2 billion in 2011 and approximately Ps17.6 billion in 2012.

Operating Earnings Before Other Expenses, Net. For the reasons mentioned above, our operating earnings before other expenses, net increased approximately 43%, from approximately Ps12.1 billion in 2011 to approximately Ps17.2 billion in 2012. As a percentage of net sales, operating earnings before other expenses, net increased from approximately 6.4% in 2011 to 8.7% in 2012. Additionally, set forth below is a quantitative and qualitative analysis of the effects of the various factors affecting our operating earnings before other expenses, net on a geographic segment basis.

Mexico

Our operating earnings before other expenses, net from our operations in Mexico increased approximately 3%, in Peso terms, from an operating earnings before other expenses, net of approximately Ps13.1 billion in 2011 to an operating earnings before other expenses, net of approximately Ps13.6 billion in 2012. The increase resulted primarily from higher domestic cement and ready-mix concrete average sale prices, private consumption and manufacturing activity.

United States

Our operating loss before other expenses, net from our operations in the United States decreased approximately 23%, in Peso terms, from an operating loss before other expenses, net of approximately Ps7.9 billion in 2011 to an operating loss before other expenses, net of approximately Ps6.1 billion in 2012. The decrease resulted primarily from higher domestic cement and ready-mix concrete sale volumes and average sale prices, driven by the improvement in demand in most of our markets.

Northern Europe

United Kingdom

Our operating loss before other expenses, net from our operations in the United Kingdom decreased significantly, in Peso terms, from an operating loss before other expenses, net of approximately Ps147 million in 2011 to an operating earnings before other expenses, net of approximately Ps914 million in 2012. The increase resulted primarily from the changes to defined benefits plans, which led to a curtailment event and also affected prior service costs, generating a net gain in the operating results for 2012 of approximately Ps1,914 million (U.S.$146 million).

Germany

Our operating earnings before other expenses, net from our operations in Germany decreased significantly, in Peso terms, from an operating earnings before other expenses, net of approximately Ps174 million in 2011 to an operating loss before other expenses, net of approximately Ps324 million in 2012. The decrease resulted primarily from lower domestic cement and ready-mix concrete sales volumes caused by a slowdown in the economic environment.

France

Our operating earnings before other expenses, net from our operations in France decreased approximately 28%, in Peso terms, from an operating earnings before other expenses, net of approximately Ps1,056 million in 2011 to an operating earnings before other expenses, net of approximately Ps758 million in 2012. The decrease resulted primarily from lower ready-mix concrete sale volumes caused by the decline in demand in the residential sector.

Rest of Northern Europe

Our operating earnings before other expenses, net from our operations in our Rest of Northern Europe segment increased approximately 36%, in Peso terms, from an operating earnings before other expenses, net of approximately Ps648 million in 2011 to an operating earnings before other expenses, net of approximately Ps881 million in 2012. The increase resulted primarily from production cost reductions in all of our markets in the region.

The Mediterranean

Spain

Our operating earnings before other expenses, net from our operations in Spain decreased approximately 25%, in Peso terms, from an operating earnings before other expenses, net of approximately Ps894 million in 2011 to an operating earnings before other expenses, net of approximately Ps671 million in 2012. The decrease resulted primarily from lower domestic cement and ready-mix concrete sale volumes caused by adverse economic conditions that affected the performance of the residential sector.

Egypt

Our operating earnings before other expenses, net from our operations in Egypt decreased approximately 21%, in Peso terms, from an operating earnings before other expenses, net of approximately Ps2.4 billion in 2011 to an operating earnings before other expenses, net of approximately Ps1.9 billion in 2012. The decrease resulted primarily from a decline in domestic cement and ready-mix concrete sale volumes and average sales prices, caused by a decrease in infrastructure spending.

Rest of the Mediterranean

Our operating earnings before other expenses, net from our operations in our Rest of the Mediterranean segment increased approximately 12%, in Peso terms, from an operating earnings before other expenses, net of approximately Ps682 million in 2011 to an operating earnings before other expenses, net of approximately Ps761 million in 2012. The increase resulted primarily from higher domestic cement and ready-mix concrete sale volumes and average sale prices in Israel, as well as production cost reductions in Israel.

South America and the Caribbean

Colombia

Our operating earnings before other expenses, net from our operations in Colombia increased approximately 76%, in Peso terms, from an operating earnings before other expenses, net of approximately Ps2.6 billion in 2011 to an operating earnings before other expenses, net of approximately Ps4.5 billion in 2012. The increase resulted primarily from higher domestic cement and ready-mix sale concrete sale volumes and average sale prices driven by infrastructure sector activity and residential sector recovery.

Rest of South America and the Caribbean

Our operating earnings before other expenses, net from our operations in our Rest of South America and the Caribbean segment increased approximately 24%, in Peso terms, from an operating earnings before other expenses, net of approximately Ps3.0 billion in 2011 to an operating earnings before other expenses, net of approximately Ps3.7 billion in 2012. The increase resulted primarily from higher domestic cement sale volumes and domestic cement and ready-mix sale concrete average sale prices driven by new infrastructure and commercial projects.

Asia

The Philippines

Our operating earnings before other expenses, net from our operations in the Philippines increased approximately 66%, in Peso terms, from an operating earnings before other expenses, net of approximately Ps358 million in 2011 to an operating earnings before other expenses, net of approximately Ps595 million in 2012. The increase resulted primarily from higher domestic cement sale volumes and average sale prices driven by a positive trend in the industrial and commercial and residential sectors.

Rest of Asia

Our operating earnings before other expenses, net from our operations in our Rest of Asia segment decreased approximately 31%, in Peso terms, from an operating earnings before other expenses, net of approximately Ps51 million in 2011 to an operating earnings before other expenses, net of approximately Ps35 million in 2012. The decrease resulted primarily from a decline in ready-mix-concrete sale volumes partially offset by an increase in domestic cement sale volumes and average sale prices due to the decrease in project contracts and higher production costs in some countries.

Others

Our operating loss before other expenses, net from our operations in our Others segment decreased approximately 2%, in Peso terms, from an operating loss before other expenses, net of approximately Ps4.8 billion in 2011 to an operating loss before other expenses, net of approximately Ps4.7 billion in 2012. The increase resulted primarily from a decrease in worldwide cement volumes and a decrease in our other business, such as transport, public works, and coating and surfacing operations, partially offset by an increase in cement average sale price.

Other Expenses, Net. Our other expenses, net increased approximately 4%, in Peso terms, from approximately Ps5.4 billion in 2011 to approximately Ps5.7 billion in 2012. The increase resulted primarily from one-time restructuring costs of approximately Ps1,818 million in connection with a 10-year services agreement with IBM. See note 6 to our 2012 audited consolidated financial statements included in the March 1st 6-K. The increase was partially offset by the net effect of the compensation received as a result of the resolution of our legal proceeding with Strabag (see “Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Strabag Arbitration”) and by a decrease in impairment losses in 2012 compared with 2011.

The most significant items included under this caption for the years ended December 31, 2011 and 2012 are as follows:

	For the Year Ended December 31,
	2011		2012
	(in millions of Pesos)
Impairment losses	Ps	(1,751)	Ps	(1,661)
Restructuring costs		(1,959)		(3,079)
Charitable contributions		(140)		(100)
Results from sales of assets and others, net		(1,599)		(852)

	Ps	(5,449)	Ps	(5,692)

Financial Items

Pursuant to IFRS, financial items include:

•	financial or interest expense on borrowed funds;

•	financial income on cash and cash equivalents;

•	changes in the fair value resulting from the valuation of financial instruments, including derivative instruments and marketable securities;

•	foreign exchange gains or losses associated with monetary assets and liabilities denominated in foreign currencies; and

•	accretion result from assets and liabilities and others.

	For the Year Ended December 31,
	2011		2012
	(in millions of Pesos)
Financial Items:
Financial expense	Ps	(16,627)	Ps	(18,335)
Other financial (expense) income, net:
Financial income		489		620
Results from financial instruments		(76)		178
Foreign exchange result		(1,919)		1,142
Effects of net present value on assets and liabilities and others, net		(708)		(963)

	Ps	(18,841)	Ps	(17,358)

Our aggregate financial items in 2012, which comprises financial expense and other financial (expense) income, net, as reported in our statements of operations, was a loss of approximately Ps17.4 billion, a decrease from a loss of approximately Ps18.8 billion in 2011. The components of the change are shown above.

Our financial expense increased approximately 10%, from approximately Ps16.6 billion in 2011 to approximately Ps18.3 billion in 2012, primarily attributable to the issuance of fixed rate instruments to prepay debt under 2009 Financial Agreement, including our senior secured notes.

Our other financial (expense) income, net comprises our financial income which increased 27%, from Ps489 million in 2011 to Ps620 million in 2012, primarily attributable to the interest earned from temporary investments. Our loss from our financial instruments decreased significantly from a loss of approximately Ps76 million in 2011 to a gain of approximately Ps178 million in 2012, primarily attributable to the disposal of notes issued by Petróleos de Venezuela, S.A. (“PDVSA”) (see “—CEMEX Venezuela”) in which CEMEX recognized a net gain of approximately Ps169 million, including the effects recognized within other comprehensive income in prior years, and gains in our investments in private funds, partially offset by a negative valuation of derivatives related to shares of CEMEX, S.A.B. de C.V. Our foreign exchange result increased significantly, from a loss of approximately Ps1.9 billion in 2011 to a gain of approximately Ps1.1 billion in 2012, primarily attributable to the appreciation of the Euro, Mexican peso and the Colombian peso against the U.S. dollar. The accretion expense, which represents the effects on our net assets and liabilities recognized at amortized cost due to the passage of time, increased from an expense of approximately Ps708 million in 2011 to an expense of Ps963 million in 2012.

Derivative Financial Instruments. For the years ended December 31, 2011 and 2012, our derivative financial instruments that had a potential impact on our other financial income (expense) consisted of equity forward contracts, a forward instrument over the Total Return Index of the Mexican Stock Exchange, interest rate derivatives related to energy projects and conversion options embedded in the 2010 Optional Convertible Subordinated Notes and the 2011 Optional Convertible Subordinated Notes, as discussed in note 16D to our 2012 audited consolidated financial statements included in the March 1st 6-K.

For the year ended December 31, 2012, our loss from our financial instruments decreased significantly for the reasons described above. See “— Liquidity and Capital Resources — Our Equity Forward Arrangements.”

Income Taxes. Our income tax effect in the statement of operations, which is primarily comprised of current income taxes plus deferred income taxes, decreased from an expense of approximately Ps12.2 billion in 2011 to an expense of Ps6.1 billion in 2012. This decrease is mainly attributable to our current income tax expense, which decreased from an expense of approximately Ps14.3 billion in 2011 to an income of approximately Ps6.2 billion in 2012, resulting primarily from: a) an income tax revenue related to the expiration of the statute of limitations of uncertain tax positions for approximately Ps120 million in 2011 as compared to approximately Ps1,599 million in 2012 and b) an income tax revenue due to the reduction and settlements of uncertain tax positions of approximately Ps2,634 million in 2011 as compared to Ps18,654 million in 2012, mainly attributed to a decree published by the Mexican authorities that granted an amnesty of certain tax proceedings of up to 80%, and the current situation of the tax uncertainties in Spain that have been re-measured.

Our deferred tax benefit decreased from a revenue of approximately Ps2.1 billion in 2011 to a expense of approximately Ps12.3 billion in 2012. The decrease in our deferred tax benefit was primarily attributable to the cancellation of deferred tax assets associated with tax loss carryforwards in Spain. See note 19 to our 2012 audited consolidated financial statements included in the March 1st 6-K. For each of the years ended December 31, 2011 and 2012, our approximate statutory income tax rate was 30%.

Our effective tax rate in 2011 resulted in a negative tax rate of 97.2%, considering a loss before income tax of approximately Ps12.6 billion, while our effective tax rate in 2012 resulted in a negative tax rate of 119%, considering a loss before income tax of approximately Ps5.1 billion. See “Risk Factors — Risks Relating To Our Business — The Mexican tax consolidation regime may have an adverse effect on cash flow, financial condition and net income.”

Consolidated Net Loss. For the reasons described above, our consolidated net loss (before deducting the portion allocable to non-controlling interest) for 2012 decreased 55%, from a consolidated net loss of approximately Ps24.8 billion in 2011 to a consolidated net loss of approximately Ps11.2 billion in 2012.

Non-controlling Interest Net Income. Changes in non-controlling interest net income in any period reflect changes in the percentage of the stock of our subsidiaries held by non-associated third parties as of the end of each month during the relevant period and the consolidated net loss attributable to those subsidiaries. Non-controlling interest net gain increased, from a gain of Ps21 million in 2011 to a gain of Ps662 million in 2012, primarily attributable to the CEMEX Latam Offering, partially offset by our acquisition of the 49% non-controlling interest in an indirect holding company of Global Cement, S.A. during October, 2012 in a private transaction and the 38.8% acquisition of a non-controlling interest in Readymix Investments, an indirect subsidiary of CEMEX España, through a public tender offer commenced on March 12, 2012.

Controlling Interest Net Loss. Controlling interest net loss represents the difference between our consolidated net loss and non-controlling interest net loss, which is the portion of our consolidated net loss attributable to those of our subsidiaries in which non-associated third parties hold interests. Controlling interest net loss decreased 52%, from a net loss of approximately Ps24.8 billion in 2011 to a controlling interest net loss of approximately Ps11.9 billion in 2012.

Liquidity and Capital Resources

Operating Activities

We have satisfied our operating liquidity needs primarily through operations of our subsidiaries and expect to continue to do so for both the short and long-term. Although cash flow from our operations has historically met our overall liquidity needs for operations, servicing debt and funding capital expenditures and acquisitions, our subsidiaries are exposed to risks from changes in foreign currency exchange rates, price and currency controls, interest rates, inflation, governmental spending, social instability and other political, economic and/or social developments in the countries in which they operate, any one of which may materially reduce our net income and cash from operations. Consequently, in order to meet our liquidity needs, we also rely on cost-cutting and operating improvements to optimize capacity utilization and maximize profitability, as well as borrowing under credit facilities, proceeds of debt and equity offerings, and proceeds from asset sales. Our consolidated net cash flows provided by operating activities before financial expenses, Perpetual Debenture coupons and income taxes paid in cash were approximately Ps26.0 billion in 2010, Ps23.6 billion in 2011 and Ps29.9 billion in 2012. See our statement of cash flows included in the March 1st 6-K.

Sources and Uses of Cash

Our review of sources and uses of resources below refers to nominal amounts included in our statement of cash flows for 2010, 2011 and 2012.

Our primary sources and uses of cash during the years ended December 31, 2010, 2011 and 2012 were as follows:

	For the Year Ended December 31,
	2010		2011		2012
	(in millions of Pesos)
Operating activities
Consolidated net loss		(13,436)		(24,767)		(11,219)
Non-cash items		40,011		49,110		43,164
Changes in working capital, excluding income taxes		(623)		(727)		(2,048)

Net cash flows provided by operations before interest and income taxes		25,952		23,616		29,897
Financial expense, Perpetual Debenture coupons and income taxes paid in cash		(19,278)		(17,130)		(24,273)

Net cash flows provided by operating activities		6,674		6,486		5,624
Investing activities
Property, machinery and equipment, net		(4,726)		(3,198)		(5,597)
Disposal (acquisition) of subsidiaries and associates, net		1,172		1,232		(895)
Other long term assets and others, net		1,682		474		4,258

Net cash flows used in investing activities		(1,872)		(1,492)		(2,234)
Financing activities
Issuance of common stock		5		11		—
Issuance of common stock by subsidiaries		—		—		12,442
Derivative financial instruments		69		(5,464)		1,633
Issuance (repayment) of debt, net		(9,615)		5,702		(17,239)
Securitization of trade receivables		121		2,890		(193)
Non-current liabilities and others, net		140		1,430		(1,679)

Net cash flows (used in) provided by financing activities		(9,280)		4,569		(5,036)

Increase (decrease) in cash and cash equivalents		(4,478)		9,563		(1,646)
Conversion effects		(1,272)		(1,789)		(2,004)
Cash and cash equivalents at beginning of period		14,104		8,354		16,128

Cash and cash equivalents at end of period	Ps	8,354	Ps	16,128	Ps	12,478

2012. During 2012, including the negative foreign currency effect of our initial balances of cash and cash equivalents generated during the period of approximately Ps2.0 billion, there was a decrease in cash and cash equivalents of approximately Ps3.7 billion. This decrease was generated by our net cash flows used in financing activities of approximately Ps5.0 billion and our net cash flows used in investing activities of approximately Ps2.2 billion, partially offset by our net cash flows generated by operating activities, which, after financial expense, Perpetual Debenture coupons and income taxes paid in cash of approximately Ps24.3 billion, amounted to approximately Ps5.6 billion.

For the year ended December 31, 2012, our net cash flows provided by operating activities included cash flows applied in working capital of approximately Ps2.0 billion, which was primarily comprised of cash flows applied to other accounts payable and accrued expenses, other accounts receivable and other assets and trade accounts payable, for an aggregate amount of approximately Ps6.4 billion, partially offset by cash flows originated by trade accounts receivable and inventories for an aggregate amount of approximately Ps4.4 billion.

During 2012, our net cash flows provided by operating activities after financial expense, Perpetual Debenture coupons and income taxes paid in cash of approximately Ps5.6 billion, our net resources applied in financing activities of approximately Ps5.0 billion, which include payments to our debt, net for an aggregate amount of approximately Ps17.2 billion, partially offset by our cash flows provided by the issuance of common stock by subsidiaries for an aggregate amount of approximately Ps12.4 billion, related mainly in connection with Cemex Latam outstanding common shares.

2011. During 2011, including the negative foreign currency effect of our initial balances of cash and cash equivalents generated during the period of approximately Ps1.8 billion, there was an increase in cash and cash equivalents of approximately Ps7.8 billion. This increase was generated by our net cash flows provided by operating activities, which after financial expense, Perpetual Debenture coupons and income taxes paid in cash of approximately Ps17.1 billion amounted to approximately Ps6.5 billion, and net cash flows provided by financing activities of approximately Ps4.6 billion, partially offset by net cash flows used in investing activities of approximately Ps1.5 billion.

For the year ended December 31, 2011, our net cash flows provided by operating activities included cash flows applied in working capital of approximately Ps727 million, which was primarily composed by cash flows applied to trade accounts receivable, inventories and trade accounts payable for an aggregate amount of approximately Ps3.2 billion, partially offset by cash flows originated by other accounts receivable and other assets and other accounts payable and accrued expenses for an aggregate amount of approximately Ps2.5 billion.

During 2011, our net cash flows provided by operating activities after financial expense, Perpetual Debentures coupons and income taxes paid in cash of approximately Ps6.5 billion, our net resources provided by financing activities of approximately Ps4.6 billion, which include payments to our financial derivative instruments for an aggregate amount of approximately Ps5.5 billion related primarily to the purchase of a capped call and the settlement of options based on the price of our ADSs, and cash flows provided by the disposal of subsidiaries and associates and other long-term assets for an aggregate amount of approximately Ps1.7 billion, were disbursed mainly in connection with capital expenditures of approximately Ps3.2 billion.

2010. During 2010, including the negative foreign currency effect of our initial balances of cash and investments generated during the period of approximately Ps1.3 billion, there was a decrease in cash and investments of approximately Ps5.8 billion. This decrease was generated by net cash flows used in financing activities of approximately Ps9.3 billion and by net cash flows used in investing activities of approximately Ps1.9 billion, partially offset by our net cash flows provided by operating activities, which after financial expenses, Perpetual Debenture coupons and income taxes paid in cash of approximately Ps19.3 billion, amounted to approximately Ps6.7 billion.

For the year ended December 31, 2010, our net cash flows provided by operating activities included cash flows applied in working capital of approximately Ps623 million, which was primarily composed by cash flows applied in other accounts receivable and inventories for an aggregate amount of approximately Ps2.6 billion, partially offset by cash flows originated by trade accounts receivable, trade accounts payable and other accounts payable and accrued expenses for an aggregate amount of approximately Ps1.9 billion.

During 2010, our cash flows were disbursed mainly in connection with our net cash flows used in financing activities of approximately Ps9.3 billion, which include net payments of debt of approximately Ps9.6 billion, and with capital expenditures of approximately Ps4.7 billion.

As of December 31, 2012, we had the following uncommitted lines of credit, at annual interest rates ranging between approximately 2.14% and 10.0%, depending on the negotiated currency:

	Lines of Credit	Available
	(in millions of Pesos)
Other lines of credit in foreign subsidiaries	6,491	4,243
Other lines of credit from banks	456	—

Capital Expenditures

Our capital expenditures incurred for the years ended December 31, 2011 and 2012, and our expected capital expenditures during 2013, which include an allocation to 2013 of a portion of our total future committed amount, are as follows:

	Actual For the Year Ended December 31,		Estimated in 2013
	2011	2012
	(in millions of U.S. Dollars)
Mexico	87	98	90
United States	66	149	131
Northern Europe
United Kingdom	47	43	32
Germany	26	35	31
France	22	21	19
Rest of Northern Europe(1)	39	48	45
The Mediterranean
Egypt	13	21	21
Spain	39	26	12
Rest of Mediterranean(2)	22	24	23
South America and the Caribbean
Colombia	20	81	75
Rest of South America and the Caribbean(3)	43	38	40
Asia
Philippines	36	19	15
Rest of Asia(4)	5	5	7
Others	3	1	159

Total consolidated	468	609	700

Of which
Expansion capital expenditures	136	178	200
Base capital expenditures	332	431	500

(1)	Refers mainly to our operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia as well as trading activities in Scandinavia and Finland.
(2)	Includes our operations in Croatia, the UAE and Israel.
(3)	Includes our operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Peru, Jamaica and other countries in the Caribbean, Guatemala and small ready-mix concrete operations in Argentina.
(4)	Includes our operations in Thailand, Bangladesh, China and Malaysia.

For the years ended December 31, 2011 and 2012, we recognized U.S.$468 million and U.S.$609 million in capital expenditures, respectively. As of December 31, 2012, in connection with our significant projects, we had contractually committed capital expenditures of approximately U.S.$700 million, including our capital expenditures estimated to be incurred during 2013. This amount is expected to be incurred during 2013, based on the evolution of the related projects. Pursuant to the Facilities Agreement, we are prohibited from making aggregate annual capital expenditures in excess of U.S.$800 million (excluding certain capital expenditures, joint venture investments and acquisitions by CEMEX Latam and its subsidiaries, which capital expenditures, joint venture investments and acquisitions at any time then incurred are in the aggregate not to exceed U.S.$350.0 million (or its equivalent)).

Our Indebtedness

As of December 31, 2012, we had approximately Ps218,026 million (U.S.$16,967 million) (principal amount Ps226,957 million (U.S.$17,662 million)) of total debt plus other financial obligations, not including approximately Ps6,078 million (U.S.$473 million) of Perpetual Notes. See notes 16A, 16B and 20D to our 2012 audited consolidated financial statements included in the March 1st 6-K. Of our total debt plus other financial obligations, approximately 3.5% were short-term (including current maturities of long-term debt) and 96.5% were long-term. As of December 31, 2012, approximately 81% of our total debt plus other financial obligations was Dollar-denominated, approximately 14% was Euro-denominated, approximately 5% was Peso-denominated and immaterial amounts were denominated in other currencies.

On August 14, 2009, we entered into a financing agreement (the “2009 Financing Agreement”), which extended the final maturities of approximately U.S.$15 billion in syndicated and bilateral bank facilities and private placement notes to February 14, 2014. On July 5, 2012, we launched an exchange offer and consent request (the “Exchange Offer and Consent Request”), to eligible creditors under the 2009 Financing Agreement pursuant to which eligible creditors were requested to consent to certain amendments to the 2009 Financing Agreement, including the deletion of all mandatory prepayment provisions, the release of the collateral securing the 2009 Financing Agreement and other obligations secured by such collateral, and the deletion of certain representations, information undertakings, financial covenants, general undertakings and events of default thereunder (together, the “Amendment Consents”). In addition, we offered to exchange the indebtedness owed to such creditors under the 2009 Financing Agreement that were eligible to participate in the Exchange Offer and Consent Request (the “Participating Creditors”) for (i) new loans (or, in the case of the private placement notes, new private placement notes) or (ii) up to U.S.$500 million of our September 2012 Notes, in each case, in transactions exempt from registration under the Securities Act.

On September 17, 2012, we successfully completed the refinancing transactions contemplated by the Exchange Offer and Consent Request (collectively, the “Refinancing Transaction”), and we and certain of our subsidiaries entered into (a) an amendment and restatement agreement, dated September 17, 2012 (the “Amendment and Restatement Agreement”), pursuant to which the Amendment Consents with respect to the 2009 Financing Agreement were given effect, and (b) a facilities agreement, dated September 17, 2012 (the “Facilities Agreement”), pursuant to which we were deemed to borrow loans from those Participating Creditors participating in the Exchange Offer and Consent Request in principal amounts equal to the principal amounts of indebtedness subject to the 2009 Financing Agreement that was extinguished by such Participating Creditors. As a result of the Refinancing Transaction, participating creditors received (i) approximately U.S.$6.155 billion in aggregate principal amount of new loans and new private placement notes and (ii) U.S.$500 million aggregate principal amount of the September 2012 Notes. In addition, approximately U.S.$525 million aggregate principal amount of loans and private placement notes remained outstanding under the 2009 Financing Agreement, as of September 17,2012. The aggregate principal amount of loans and private placement notes outstanding under the 2009 Financing Agreement has subsequently been reduced to approximately U.S.$55 million, as a result of prepayments made in accordance with the Facilities Agreement.

As part of the Facilities Agreement, we pledged under pledge agreements or transferred to a trustee under a security trust, as collateral, the Collateral, and all proceeds of the Collateral, to secure our payment obligations under the Facilities Agreement and under several other financing arrangements, for the benefit of the creditors under the Facilities Agreement and holders of debt and other obligations that benefit from provisions in their instruments requiring that their obligations be equally and ratably secured. These subsidiaries whose shares were pledged or transferred as part of the Collateral collectively own, directly or indirectly, substantially all our operations worldwide. Upon completion of the Refinancing Transaction, the collateral securing the 2009 Financing Agreement and other obligations secured by such collateral was released.

As of December 31, 2012, we had an aggregate principal amount of outstanding debt under the 2009 Financing Agreement of approximately Ps605 million (U.S.$47 million) (principal amount Ps707 million (U.S.$55 million)) maturing on February 14, 2014.

As of December 31, 2012, we had an aggregate principal amount of outstanding debt under the Facilities Agreement of approximately Ps52,406 million (U.S.$4,078 million) (principal amount Ps53,798 million (U.S.$4,187 million)), all of which matures in 2017. However, if we are unable to comply with the milestones for addressing the maturities of certain indebtedness pursuant to the Facilities Agreement, the maturity date of our indebtedness under the Facilities Agreement will spring-back to earlier dates. See “Risk Factors — Risks Relating to our Business — If we are unable to comply with the milestones for addressing the maturities of certain indebtedness pursuant to the Facilities Agreement, the maturity date of our indebtedness under the Facilities Agreement will automatically reset, or “spring-back,” to earlier dates.”

For a discussion of restrictions and covenants under the Facilities Agreement, see “Risk Factors — Risks Relating to Our Business — The Facilities Agreement contains several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on us.”

For a description of the Existing Senior Secured Notes, see “—Summary of Material Contractual Obligations and Commercial Commitments—Existing Senior Secured Notes.”

Some of our major subsidiaries provide guarantees of certain of our indebtedness, as indicated in the table below.

	Existing Senior Secured Notes(1)(2)	Facilities Agreement	Perpetual Debentures(1)	2009 Financing Agreement	Eurobonds(1)	CBs(3)
Amount outstanding as of December 31, 2012	U.S.$8,886 million (Ps114,173 million) (principal amount U.S.$8,948 million (Ps114,978 million))	U.S.$4,078 million (Ps52,406 million) (principal amount U.S.$4,187 million (Ps53,798 million))	U.S.$706 million (Ps9,078 million)	U.S.$47 million (Ps605 million) (principal amount U.S.$55 million (Ps703 million))	U.S.$567 million (Ps7,286 million) (principal amount U.S.$568 million (Ps7,299 million))	U.S.$44 million (Ps568 million)
CEMEX, S.A.B. de C.V.	✓	✓	✓	✓		✓
CEMEX México	✓	✓	✓	✓		✓
CEMEX Concretos	✓	✓		✓
Empresas Tolteca	✓	✓		✓		✓
New Sunward	✓	✓	✓	✓
CEMEX España	✓	✓		✓	✓
CEMEX Asia	✓	✓
CEMEX Corp.	✓	✓		✓
CEMEX Egyptian Investments	✓	✓
CEMEX France	✓	✓
CEMEX Research Group	✓	✓
CEMEX Shipping	✓	✓
CEMEX UK	✓	✓

(1)	Includes Existing Senior Secured Notes, Perpetual Debentures and Eurobonds held by CEMEX.
(2)	As of December 31, 2012, CEMEX Concretos, Empresas Tolteca and CEMEX Corp. did not provide guarantees for the 9.25% Senior Secured Notes due 2020, 8.875% Senior Secured Notes due 2017, 9.000% Senior Secured Notes due 2018, Floating Rate Senior Secured Notes due 2015, 9.875% U.S. Dollar-Denominated Senior Secured Notes Due 2019 and 9.875% Euro-Denominated Senior Secured Notes Due 2019.
(3)	Includes long-term secured CBs.

Most of our outstanding indebtedness has been incurred to finance our acquisitions and to finance our capital expenditure programs. Historically, we have addressed our liquidity needs (including funds required to make scheduled principal and interest payments, refinance debt, and fund working capital and planned capital expenditures) with operating cash flow, securitizations, borrowings under credit facilities, proceeds of debt and equity offerings and proceeds from asset sales.

The continued weakness of the global economic environment and its adverse effects on our operating results may continue to negatively affect our credit rating and the market value of our common stock, our CPOs and our ADSs. If current economic pressures continue or worsen, we may be dependent on the issuance of equity as a source to repay our existing indebtedness, including indebtedness under the Facilities Agreement. Although we have been able to raise debt, equity and equity linked capital in the recent past, previous conditions in the capital markets in 2008 and 2009 were such that traditional sources of capital were not available to us on reasonable terms or at all. As a result, there is no guarantee that we will be able to successfully raise additional debt or equity capital on terms that are favorable to us or at all.

If the global economic environment deteriorates and our operating results worsen significantly, if we were unable to complete debt or equity offerings or if the proceeds of any divestitures and/or our cash flow or capital resources prove inadequate, we could face liquidity problems and may not be able to comply with our upcoming principal payment maturities under our indebtedness or refinance our indebtedness. If we are unable to comply with our upcoming principal maturities under our indebtedness, or refinance or extend maturities of our indebtedness, our debt could be accelerated. Acceleration of our debt would have a material adverse effect on our business and financial condition.

We and our subsidiaries have sought and obtained waivers and amendments to several of our debt instruments relating to a number of financial ratios in the past. Our ability to comply with these ratios may be affected by current global economic conditions and high volatility in foreign exchange rates and the financial and capital markets. We may need to seek waivers or amendments in the future. However, we cannot assure you that any future waivers, if requested, will be obtained. If we or our subsidiaries are unable to comply with the provisions of our debt instruments, and are unable to obtain a waiver or amendment, the indebtedness outstanding under such debt instruments could be accelerated. Acceleration of these debt instruments would have a material adverse effect on our financial condition.

Relevant transactions related to our indebtedness during 2012

As of December 31, 2012, we had approximately Ps218,026 million (U.S.$16,967 million) (principal amount Ps226,957 million (U.S.$17,662 million)) of total debt plus other financial obligations, not including approximately Ps6,078 million (U.S.$473 million) of Perpetual Notes. Our financing activities through December 31, 2011 are described in our 2011 20-F. The following is a description of our most relevant transactions related to our indebtedness in 2012:

•

On March 28, 2012, CEMEX España, acting through its Luxembourg branch, issued U.S.$704 million aggregate principal amount and €179 million aggregate principal amount of the March 2012 Notes in exchange for Perpetual Debentures and the Eurobonds, pursuant to separate private placement exchange offers directed to the holders of Perpetual Debentures and Eurobonds, in transactions exempt from registration pursuant to Section 4(2) of the Securities Act.

•

On April 9, 2012, we (i) repaid Ps1,480 million (approximately U.S.$110 million) aggregate principal amount of CBs maturing on such date, and (ii) prepaid Ps2,621 million (approximately U.S.$188 million) aggregate principal amount of CBs that were scheduled to mature in September 2012, with cash reserves outstanding as of December 31, 2011.

•

On September 17, 2012, we successfully completed the Refinancing Transaction, and we and certain of our subsidiaries entered into (a) the Amendment and Restatement Agreement pursuant to which the Amendment Consents were given effect, and (b) the Facilities Agreement, pursuant to which we were deemed to borrow loans from those Participating Creditors participating in the Exchange Offer and Consent Request in principal amounts equal to the principal amounts of indebtedness subject to the 2009 Financing Agreement that was extinguished by such Participating Creditors. In addition, on September 17, 2012,

CEMEX, S.A.B. de C.V. issued U.S.$500 million aggregate principal amount of the September 2012 Notes to such participating creditors that elected to receive the September 2012 Notes in place of all or a portion of their indebtedness subject to the 2009 Financing Agreement. See “—Liquidity and Capital Resources—Our Indebtedness.”

•

On October 12, 2012, CEMEX Finance LLC issued U.S.$1.5 billion aggregate principal amount of the October 2012 Notes in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act.

We used a substantial portion of the proceeds from these transactions to repay and refinance indebtedness, to improve our liquidity position and for general corporate purposes. Through these and prior repayments, including from the proceeds of the CEMEX Latam Offering, we have addressed all maturities under the 2009 Financing Agreement until February 14, 2014 and under the Facilities Agreement until February 14, 2017.

Our Other Financial Obligations

Other financial obligations in the consolidated balance sheet as of December 31, 2011 and 2012 are detailed as follows:

	December 31, 2011				December 31, 2012
	Short- term		Long- term	Total	Short- term		Long- term	Total
I. Convertible subordinated notes due 2018	Ps	—	7,451	7,451	Ps	—	7,100	7,100
I. Convertible subordinated notes due 2016		—	11,236	11,236		—	10,786	10,768
II. Convertible subordinated notes due 2015		—	8,829	8,829		—	8,397	8,397
III. Convertible securities due 2019		131	1,703	1,834		152	1,561	1,713
IV. Liabilities secured with accounts receivable		7,052	2,500	9,552		6,013	2,500	8,513
V. Capital leases		528	1,471	1,999		813	2,587	3,400

	Ps	7,711	33,190	40,901	Ps	6,978	32,913	39,891

As mentioned in note 2L to our 2012 audited consolidated financial statements included in the March 1st 6-K, financial instruments convertible into our CPOs and/or ADSs contain components of both liability and equity, which are recognized differently depending if the instrument is mandatorily convertible, or is optionally convertible by election of the note holders.

2011 Optional Convertible Subordinated Notes

On March 15, 2011, CEMEX, S.A.B. de C.V. closed the offering of U.S.$978 million (Ps11,632 million) aggregate principal amount of 3.25% Convertible Subordinated Notes due 2016 and U.S.$690 million (Ps8,211 million) aggregate principal amount of 3.75% Convertible Subordinated Notes due 2018. The aggregate principal amounts reflect the full exercise of the U.S.$177.5 million and U.S.$90 million over-allotment option granted to the relevant initial purchasers of the 3.25% Convertible Subordinated Notes due 2016 and the 3.75% Convertible Subordinated Notes due 2018, respectively. The 2011 Optional Convertible Subordinated Notes are subordinated to all of CEMEX’s liabilities and commitments. The initial conversion price was equivalent to an approximate 30% premium to the closing price of our ADSs on March 9, 2011, and the notes are convertible into our ADSs, at any time after June 30, 2011. A portion of the net proceeds from this transaction were used to fund the purchase of capped call transactions. During 2012 and 2011, changes in the fair value of these capped call transactions generated a gain of approximately U.S.$155 million (Ps1,973 million) and a loss of approximately U.S.$153 million (Ps1,906 million), respectively, which were recognized within “Other financial income (expense), net” in the statements of operations (see note 16D to our 2012 audited consolidated financial statements included in the March 1st 6-K), which are generally expected to reduce the potential dilution cost to CEMEX, S.A.B. de C.V. upon future conversion of the 2011 Optional Convertible Subordinated Notes. As a result of the issuance, substantially all the new shares approved at CEMEX, S.A.B. de C.V.’s extraordinary shareholders’ meeting on February 24, 2011 (see note 20 to our 2012 audited consolidated financial statements included in the March 1st 6-K) were reserved by CEMEX, S.A.B. de C.V. to satisfy conversion of these notes. After antidilution adjustments, the conversion rate as of December 31, 2012 was 95.8525 ADSs per each U.S.$1,000 principal amount of such notes. In addition, considering that the currency in which the notes are denominated and the functional currency of the issuer differ, under IFRS, we separated the conversion options embedded in these notes and recognized them as a freestanding derivative at fair value through the statements of operations. Changes in fair value of such conversion options generated a loss in 2012 for approximately U.S.$243 million (Ps3,078 million) and a gain in 2011 for approximately U.S.$279 million (Ps3,482 million) (see note 16D to our 2012 audited consolidated financial statements included in the March 1st 6-K).

2010 Optional Convertible Subordinated Notes

On March 30, 2010, CEMEX, S.A.B. de C.V. issued U.S.$715 million (Ps8,837 million) aggregate principal amount of 4.875% Optional Convertible Subordinated Notes due 2015, including the full exercise of the U.S.$65 million over-allotment option granted to the initial purchasers of the notes. The 2010 Optional Convertible Subordinated Notes are subordinated to all of CEMEX’s liabilities and commitments. The holders of the 2010 Optional Convertible Subordinated Notes have the option to convert their notes for our ADSs at a conversion price per ADS 30% higher than the ADS price at the pricing of the transaction. In connection with the offering, CEMEX, S.A.B. de C.V. entered into a capped call transaction expected to generally reduce the potential dilution cost to CEMEX, S.A.B. de C.V. upon future conversion of the 2015 Notes. During 2012 and 2011, changes in the fair value of this capped call transaction generated a gain of approximately U.S.$47 million (Ps594 million) and a loss of approximately U.S.$79 million (Ps984 million), respectively, which were recognized within “Other financial income (expense), net” in the statements of operations (see note 16D to our 2012 audited consolidated financial statements included in the March 1st 6-K). After antidilution adjustments, the conversion rate as of December 31, 2012 was 82.7227 ADSs per each U.S.$1,000 principal amount of such notes. In addition, considering that the currency in which the notes are denominated and the functional currency of the issuer differ, under IFRS, we separated the conversion option embedded in these notes and recognized it as a freestanding derivative at fair value through the statements of operations. Changes in fair value of the conversion option generated a loss in 2012 for approximately U.S.$56 million (Ps708 million) and a gain in 2011 for approximately U.S.$97 million (Ps1,211 million) (see note 16D to our 2012 audited consolidated financial statements included in the March 1st 6-K).

Mandatory Convertible Notes

In December 2009, CEMEX, S.A.B. de C.V. completed its offer to exchange CBs issued in Mexico with maturities between 2010 and 2012, into Mandatorily Convertible Notes for approximately Ps4,126 million (U.S.$315 million). Reflecting antidilution adjustments, at their scheduled conversion in ten years or earlier if the price of the CPO reaches approximately $31.90, the securities will be mandatorily convertible into approximately 194 million CPOs at a conversion price of approximately $21.269 per CPO. During their tenure, the securities yield a 10% interest payable quarterly. Holders have an option to voluntarily convert their securities, after the first anniversary of their issuance, on any interest payment date into CPOs. The equity component for Ps1,971 million was recognized within “Other equity reserves.” See note 16D to our 2012 audited consolidated financial statements included in the March 1st 6-K.

Our Receivables Financing Arrangements

Our subsidiaries in the United States, Mexico and France (which incorporated the sale of trade receivables in the United Kingdom) are parties to sales of trade accounts receivable programs with financial institutions, referred to as securitization programs. As of December 31, 2011 and 2012, trade accounts receivable include receivables of Ps12,733 million (U.S.$912 million) and Ps10,792 million (U.S.$840 million), respectively. In October 2012, CEMEX terminated its program in Spain. Under these programs, our subsidiaries effectively surrender control associated with the trade accounts receivable sold and there is no guarantee or obligation to reacquire the assets. However, we retain certain residual interest in the programs and/or maintain continuing involvement with the accounts receivable; therefore, the amounts received are recognized within “Other financial obligations.” Trade accounts receivable qualifying for sale exclude amounts over certain days past due or concentrations over certain limits to any one customer, according to the terms of the programs. The portion of the accounts receivable sold maintained as reserves amounted to Ps3,181 million and Ps2,280 million as of December 31, 2011 and 2012, respectively. Therefore, the funded amount to CEMEX was Ps8,512 million (U.S.$662 million) in 2012 and Ps9,552 million (U.S.$684 million) in 2011. The discount granted to the acquirers of the trade accounts receivable is recorded as financial expense and amounted to approximately Ps390 million (U.S.$31 million) and Ps368 million (U.S.$29 million) in 2011 and 2012, respectively. Our securitization programs are negotiated for specific periods and should be renewed at their maturity. The securitization programs outstanding as of December 31, 2012 in Mexico, the United States, France and the United Kingdom were initiated or renewed during 2012 and mature in October 2015, May 2013, March 2013 and March 2013, respectively.

Capital leases

As of December 31, 2011 and 2012, we held several operating assets, mainly mobile equipment, under capital lease contracts for a total of approximately U.S.$143 million (Ps1,999 million) and U.S.$265 million (Ps3,400 million), respectively. Future payments associated with these contracts are presented in note 23E to our 2012 audited consolidated financial statements included in the March 1st 6-K.

Our Equity Forward Arrangements

In connection with the sale of CPOs of Axtel (note 16D to our 2012 audited consolidated financial statements included in the March 1st 6-K) and in order to maintain exposure to changes in the price of such entity, in March 2008, we entered into a forward contract to be settled in cash over the price of 119 million CPOs of Axtel (59.5 million CPOs with each counterparty), which was originally set to mature in April 2011. During 2009, in order to reset the exercise price included in the contract, we instructed the counterparties to definitively dispose of the deposits in margin accounts for approximately Ps207 million, and each of the counterparties exercised an option to maintain the contract over their respective 59.5 million CPOs of Axtel until October 2011. During 2010, one of the counterparties further extended the maturity of 50% of the notional amount of this forward contract to April 2012. In addition, during 2011, the other counterparty further extended the maturity of its contract also until April 2012. During 2012, one of the contracts was further extended until October 2013, while other contracts reached its scheduled maturity in April 2012. In March 2012, CEMEX renewed the forward contract to be settled in cash over the price of 59.5 CPOs of Axtel, which is extended until October 2013. Changes in the fair value of this instrument generated losses of approximately U.S.$35 million (Ps437 million) in 2011, and approximately U.S.$7 million (Ps100 million) in 2012.

Perpetual Debentures

As of December 31, 2011 and 2012, non-controlling interest stockholders’ equity included approximately U.S.$938 million (Ps13,089 million) and U.S.$473 million (Ps6,078 million), respectively, representing the principal amount of the Perpetual Debentures. The Perpetual Debentures have no fixed maturity date and do not represent a contractual payment obligation for us. Based on their characteristics, the Perpetual Debentures, issued through special purpose vehicles, or SPVs, qualify as equity instruments under IFRS and are classified within non-controlling interest as they were issued by consolidated entities, considering that there is no contractual obligation to deliver cash or any other financial asset, the Perpetual Debentures do not have any maturity date, meaning that they were issued to perpetuity, and, if the conditions to interest deferred are satisfied, we have the unilateral right to defer indefinitely the payment of interest due on the Perpetual Debentures. Issuance costs, as well as the interest expense, which is accrued based on the principal amount of the Perpetual Debentures, are included within “Other equity reserves” and represented expenses of approximately Ps1,010 million and Ps453 million in 2011 and 2012, respectively. The different SPVs were established solely for purposes of issuing the Perpetual Debentures and are included in our 2012 audited consolidated financial statements included in the March 1st 6-K. As of December 31, 2012, the Perpetual Debentures were as follows:

Issuer	Issuance Date	Nominal Amount at Issuance Date (in millions)		Nominal Amount Outstanding as of December 31, 2012 (in millions)(2)		Repurchase Option	Interest Rate
C5 Capital (SPV) Ltd(1)	December 2006	U.S.$	350	U.S.$	69	Fifth anniversary and at every coupon payment date thereafter	LIBOR + 4.277%
C8 Capital (SPV) Ltd.	February 2007	U.S.$	750	U.S.$	137	Eighth anniversary	6.640%
C10 Capital (SPV) Ltd.	December 2006	U.S.$	900	U.S.$	183	Tenth anniversary	6.722%
C10-EUR Capital (SPV) Ltd.	May 2007		€730		€64	Tenth anniversary	6.277%

(1)	Because we did not exercise our repurchase option by December 31, 2011, the annual interest rate of this series changed to 3-month LIBOR plus 4.277%, which will be reset quarterly. Interest payments on this series will be made quarterly instead of semi-annually. We are not permitted to call these Perpetual Debentures under the Facilities Agreement. As of December 31, 2012, 3-month LIBOR was approximately 0.306%.

(2)	Excludes the notional amount of Perpetual Debentures held by subsidiaries, acquired in December 2011 through a series of asset swaps. See notes 16A and 20D to our 2012 audited consolidated financial statements included in the March 1st 6-K.

On July 15, 2009, in connection with the derivative financial instruments associated with the Perpetual Debentures, by means of which we changed the risk profile of the interest rates and the currencies of the Perpetual Debentures from the U.S. Dollar and the Euro to the Yen, and in order to eliminate our exposure to the Yen and the Yen interest rate, we settled our Yen cross currency swap derivatives, as well as the forward contracts for U.S.$196 million as of December 2008, negotiated to eliminate the variability of cash flows in Yen to be incurred through the cross currency swap until 2010, in which CEMEX received cash flows in Yen and paid U.S. Dollars. As a result, a total amount of approximately U.S.$94 million was deposited with trustees for the benefit of the Perpetual Debenture holders. This amount is being used to pay CEMEX’s coupons on the Perpetual Debentures. As a result of this settlement, during 2009, we recognized a loss from changes in the fair value of the instruments of approximately U.S.$162 million (Ps2,203 million).

Stock Repurchase Program

Under Mexican law, our shareholders may authorize a stock repurchase program at our annual shareholders’ meeting. Unless otherwise instructed by our shareholders, we are not required to purchase any minimum number of shares pursuant to such program.

In connection with CEMEX, S.A.B. de C.V.’s 2010 and 2011 annual shareholders’ meetings held on February 24, 2011 and February 23, 2012, respectively, no stock repurchase program was proposed between February 2011 and February 2012 and between February 2012 and February 2013, respectively. Subject to certain exceptions, we are not permitted to repurchase shares of our capital stock under the Facilities Agreement and the indentures governing our Existing Senior Secured Notes. CEMEX, S.A.B. de C.V.’s 2012 annual shareholders’ meeting will be held on March 21, 2013.

Research and Development, Patents and Licenses, etc.

Our research and development, or R&D, efforts help us in achieving our goal of increasing market share in the markets in which we operate. The department of the Vice President of Technology and Safety is responsible for developing new products for our cement, ready-mix concrete, aggregate and admixture businesses that respond to our clients’ needs, as well as introduce new or improved processing and equipment technology for all our core businesses. The department of the Vice President of Energy and Sustainability has the responsibility to optimize operational efficiencies and reduce our costs and environmental impact through the usage of alternative or biomass fuels, and energy management systems. For example, we have developed processes and products that allow us to reduce heat consumption in our kilns, which in turn reduces energy costs. Products have also been developed that provide our customers with solutions with better performance and overall lower environment footprint in the whole value chain. We believe this has helped us to keep or increase our market share in many of the markets in which we operate.

We have nine laboratories dedicated to our R&D efforts. Eight of these laboratories are strategically located in close proximity to our plants to assist our operating subsidiaries with troubleshooting, optimization techniques and quality assurance methods. One of our laboratories is located in Switzerland, where we are continually improving and consolidating our research and development efforts in the areas of cement, concrete, aggregates, admixtures, mortar and asphalt technology, as well as in business processes, information technology and energy management. We have actively registering patents and pending applications in many of the countries in which we operate. These patent registrations and applications relate primarily to different solutions, materials, additives used in the construction industry and the production processes related to them, as well as processes to decrease the use of scarce resources and improve our use of alternative fuels and raw materials.

Our Information Technology divisions have developed information management systems and software relating to cement and ready-mix concrete operational practices, automation and maintenance. These systems have helped us to better serve our clients with respect to purchasing, delivery and payment.

R&D activities comprise part of the daily routine of the departments and divisions mentioned above; therefore, the costs associated with such activities are expensed as incurred. However, the costs incurred in the development of software for internal use are capitalized and amortized in operating results over the estimated useful life of the software, which is approximately five years.

In 2011 and 2012, the combined total expense of the departments of the Vice President of Energy, Vice President of Technology, which includes R&D activities, amounted to approximately Ps487 million (U.S.$39 million) and Ps514 million (U.S.$40 million), respectively.

Summary of Material Contractual Obligations and Commercial Commitments

The 2009 Financing Agreement

On August 14, 2009, we entered into the 2009 Financing Agreement. The 2009 Financing Agreement extended the final maturities of approximately U.S.$15 billion in syndicated and bilateral bank facilities and private placement notes to February 14, 2014, providing for a semi-annual amortization schedule, and, prior to giving effect to the Refinancing Transaction, we had reduced indebtedness under the 2009 Financing Agreement by approximately U.S.$7.7 billion. Upon completion of the Refinancing Transaction, the collateral securing the 2009 Financing Agreement and other obligations secured by such collateral was released. As of December 31, 2012, we had an aggregate principal amount of outstanding debt under the 2009 Financing Agreement of approximately Ps605 million (U.S.$47 million) (principal amount Ps703 million (U.S.$55 million)) maturing on February 14, 2014.

The Facilities Agreement

As a result of the Refinancing Transaction, on September 17, 2012, we entered into the Facilities Agreement. See “— Liquidity and Capital Resources—Our Indebtedness.” As of December 31, 2012, we had an aggregate principal amount of outstanding debt under the Facilities Agreement of approximately Ps52,406 million (U.S.$4,078 million) (principal amount Ps53,798 million (U.S.$4,187 million)), all of which matures in 2017. Additionally, if we are unable to comply with the milestones for addressing the maturities of certain indebtedness pursuant to the Facilities Agreement, the maturity date of our indebtedness under the Facilities Agreement will spring-back to earlier dates. See “Risk Factors — Risks Relating to Our Business — If we are unable to comply with the milestones for addressing the maturities of certain indebtedness pursuant to the Facilities Agreement, the maturity date of our indebtedness under the Facilities Agreement will automatically reset, or “spring-back,” to earlier dates.”

The Facilities Agreement is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

For a discussion of restrictions and covenants under the Facilities Agreement, see “Risk Factors — Risks Relating to Our Business — The Facilities Agreement contains several restrictions and covenants. Our failure to comply with such restrictions and covenants could have a material adverse effect on us.”

Existing Senior Secured Notes

The indentures governing the Existing Senior Secured Notes impose significant operating and financial restrictions on us. These restrictions will limit our ability, among other things, to: (i) incur debt; (ii) pay dividends on stock; (iii) redeem stock or redeem subordinated debt; (iv) make investments; (v) sell assets, including capital stock of subsidiaries; (vi) guarantee indebtedness; (vii) enter into agreements that restrict dividends or other distributions from restricted subsidiaries; (viii) enter into transactions with affiliates; (ix) create or assume liens; (x) engage in mergers or consolidations; and (xi) enter into a sale of all or substantially all of our assets.

December 2009 Notes. On December 14, 2009, our subsidiary, CEMEX Finance LLC, issued U.S.$1,250 million aggregate principal amount of its 9.50% Dollar-denominated Notes and €350,000,000 aggregate principal amount of its 9.625% Euro-denominated Notes, or together, the December 2009 Notes, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. On January 19, 2010, CEMEX Finance LLC issued an additional U.S.$500,000,000 aggregate principal amount of its 9.50% Dollar-denominated Notes. CEMEX, S.A.B. de C.V., CEMEX México, S.A. de C.V. (“CEMEX México”), CEMEX España, S.A. (“CEMEX España”), New Sunward Holding B.V. (“New Sunward”), Cemex Asia B.V. (“CEMEX Asia”), CEMEX Concretos, S.A. de C.V. (“CEMEX Concretos”), CEMEX Corp., Cemex Egyptian Investments B.V. (“CEMEX Egyptian Investments”), CEMEX France Gestion (S.A.S.) (“CEMEX France”), Cemex Research Group AG (“CEMEX Research Group”), Cemex Shipping B.V. (“CEMEX Shipping”), CEMEX UK and Empresas Tolteca de México, S.A. de C.V. (“Empresas Tolteca”) have fully and unconditionally guaranteed the performance of all obligations of CEMEX Finance LLC under the December 2009 Notes on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

May 2010 Notes. On May 12, 2010, CEMEX España, acting through its Luxembourg branch, issued U.S.$1,067,665,000 aggregate principal amount of its 9.25% Dollar-denominated Notes and €115,346,000 aggregate principal amount of its 8.875% Euro-denominated Notes, or together, the May 2010 Notes, in exchange for a majority in principal amount of the then outstanding Perpetual Debentures pursuant to exchange offers, in private transactions exempt from registration pursuant to Section 4(2) of the Securities Act and Regulation S under the Securities Act. In addition, on March 4, 2011, CEMEX España, acting through its Luxembourg branch, issued an additional U.S.$125,331,000 aggregate principal amount of the Additional May 2010 Notes, in exchange for €119,350,000 aggregate principal amount of the 6.277% Debentures, pursuant to an exchange offer, in a private transaction exempt from registration pursuant to Regulation S under the Securities Act. CEMEX, S.A.B. de C.V., CEMEX México, New Sunward, CEMEX Asia, CEMEX Egyptian Investments, CEMEX France, CEMEX Research Group, CEMEX Shipping and CEMEX UK have fully and unconditionally guaranteed the performance of all obligations of CEMEX España under the May 2010 Notes, including the Additional May 2010 Notes, on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

January 2011 Notes. On January 11, 2011, CEMEX, S.A.B. de C.V. issued U.S.$1,000,000,000 aggregate principal amount of its 9.000% Senior Secured Notes due 2018, or the January 2011 Notes, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. On July 11, 2011, CEMEX, S.A.B. de C.V. issued an additional U.S.$650,000,000 aggregate principal amount of the Additional January 2011 Notes. CEMEX España, CEMEX México, New Sunward, CEMEX Asia, CEMEX Egyptian Investments, CEMEX France, CEMEX Research Group, CEMEX Shipping and CEMEX UK have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the January 2011 Notes, including the Additional January 2011 Notes, on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

April 2011 Notes. On April 5, 2011, CEMEX, S.A.B. de C.V. issued U.S.$800,000,000 aggregate principal amount of its Floating Rate Senior Secured Notes due 2015, or the April 2011 Notes, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX España, CEMEX México, New Sunward, CEMEX Asia, CEMEX Egyptian Investments, CEMEX France, CEMEX Research Group, CEMEX Shipping and CEMEX UK have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the April 2011 Notes. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

March 2012 Notes. On March 28, 2012, CEMEX España, acting through its Luxembourg branch, issued U.S.$703,861,000 aggregate principal amount of its 9.875% U.S. Dollar-denominated Senior Secured Notes Due 2019 and €179,219,000 aggregate principal amount of its 9.875% U.S. Dollar-denominated Senior Secured Notes Due 2019, or together, the March 2012 Notes, in exchange for Perpetual Debentures and Eurobonds pursuant to separate private placement exchange offers directed to the holders of Perpetual Debentures and Eurobonds, in transactions exempt from registration pursuant to Section 4(2) of the Securities Act. Such exchange offers were made within the United States only to “qualified institutional buyers” (as defined in Rule 144A under the Securities Act), and outside the United States to persons that are not “U.S. persons,” as such term is defined in Rule 902(k) of Regulation S under the Securities Act and who participated in the transactions in accordance with Regulation S. CEMEX, S.A.B. de C.V., CEMEX México, New Sunward, CEMEX Asia, CEMEX Egyptian Investments, CEMEX

France, CEMEX Research Group, CEMEX Shipping and CEMEX UK have fully and unconditionally guaranteed the performance of all obligations of CEMEX España under the March 2012 Notes on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

September 2012 Notes. In connection with the Refinancing Transaction, on September 17, 2012, CEMEX, S.A.B. de C.V. issued U.S.$500,000,000 aggregate principal amount of its 9.50% Senior Secured Notes due 2018, or the September 2012 Notes, to participating creditors that elected to receive the September 2012 Notes in place of all or a portion of their indebtedness subject to the 2009 Financing Agreement. CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Egyptian Investments, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX, S.A.B. de C.V. under the September 2012 Notes on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

October 2012 Notes. On October 12, 2012, our subsidiary, CEMEX Finance LLC, issued U.S.$1.5 billion aggregate principal amount of its 9.375% Senior Secured Notes due 2022, or the October 2012 Notes, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. CEMEX, S.A.B. de C.V., CEMEX México, CEMEX España, New Sunward, CEMEX Asia, CEMEX Concretos, CEMEX Corp., CEMEX Egyptian Investments, CEMEX France, CEMEX Research Group, CEMEX Shipping, CEMEX UK and Empresas Tolteca have fully and unconditionally guaranteed the performance of all obligations of CEMEX Finance LLC under the October 2012 Notes on a senior basis. The payment of principal, interest and premium, if any, on such notes is secured by a first-priority security interest over the Collateral and all proceeds of such Collateral.

Mandatory Convertible Notes

On December 10, 2009, CEMEX, S.A.B. de C.V. issued approximately Ps4.1 billion (approximately U.S.$315 million) in Mandatory Convertible Notes, in exchange for CBs maturing on or before December 31, 2012, pursuant to an exchange offer conducted in Mexico, in transactions exempt from registration pursuant to Regulation S under the Securities Act. The Mandatory Convertible Notes are mandatorily convertible into newly issued CPOs at a conversion price per CPO (calculated as the volume-weighted average price of the CPO for the ten trading days prior to the closing of the exchange offer multiplied by a conversion premium of approximately 1.65), accrue interest, payable in cash, at 10% per annum, provide for the payment of a cash penalty fee, equal to approximately one year of interest, upon the occurrence of certain anticipated conversion events, and mature on November 28, 2019. After giving effect to any dilution adjustments in respect of the recapitalization of earnings approved by shareholders at the 2011 shareholders’ meeting held on February 23, 2012, the conversion ratio for the Mandatory Convertible Notes as of the date of this report is 418.4494 CPOs per each obligation, equivalent to a conversion price of approximately Ps21.27 per CPO.

Convertible Subordinated Notes

2010 Optional Convertible Subordinated Notes. On March 30, 2010, CEMEX, S.A.B. de C.V. issued U.S.$715,000,000 aggregate principal amount of its 4.875% Convertible Subordinated Notes due 2015, or the 2010 Optional Convertible Subordinated Notes, including the initial purchasers’ exercise in full of their over-allotment option, in transactions exempt from registration pursuant to Rule 144A under the Securities Act. The conversion rate has been adjusted to 82.7227 ADSs per U.S.$1,000 principal amount of 2010 Optional Convertible Subordinated Notes, reflecting the issuance of CPOs in connection with the recapitalization of earnings approved by shareholders at the 2011 annual shareholders’ meeting held on February 23, 2012. We used a portion of the net proceeds from the offering of the 2010 Optional Convertible Subordinated Notes to fund the purchase of a capped call transaction, which are expected generally to reduce the potential cost to CEMEX upon future conversion of the 2010 Optional Convertible Subordinated Notes.

2011 Optional Convertible Subordinated Notes. On March 15, 2011, CEMEX, S.A.B. de C.V. issued U.S.$977.5 million aggregate principal amount of its 3.25% Convertible Subordinated Notes due 2016 and U.S.$690 million aggregate principal amount of its 3.75% Convertible Subordinated Notes due 2018, or together, the 2011 Optional Convertible Subordinated Notes, including the initial purchasers’ exercise in full of their over-allotment options, in transactions exempt from registration pursuant to Rule 144A and Regulation S under the Securities Act. The 2011 Optional Convertible Subordinated Notes are convertible into ADSs, at any time after June 30, 2011. The initial conversion price for the 2011 Optional Convertible Subordinated Notes was equivalent to approximately U.S.$11.28 per ADS, a 30% premium to the closing price of ADSs on March 9, 2011. The conversion rate has been adjusted to 95.8525 ADSs per U.S.$1,000 principal amount of 2011 Optional Convertible Subordinated Notes, reflecting the issuance of CPOs in connection with the recapitalization of earnings approved by shareholders at the 2011 annual shareholders’ meeting held on February 23, 2012. We used a portion of the net proceeds from the offering of the 2011 Optional Convertible Subordinated Notes to fund the purchase of capped call transactions, which are expected generally to reduce the potential cost to CEMEX upon future conversion of the 2011 Optional Convertible Subordinated Notes.

Commercial Commitments

As of December 31, 2011 and 2012, we had commitments for the purchase of raw materials for an approximate amount of U.S.$184 million and U.S.$127 million, respectively.

In 2006, in order to take advantage of the high wind potential in the “Tehuantepec Isthmus,” CEMEX and ACCIONA formed an alliance to develop a wind farm project for the generation of 250 megawatts in the Mexican state of Oaxaca. We acted as promoter of the project, which was named EURUS. ACCIONA provided the required financing, constructed the facility and currently operates the wind farm. The installation of 167 wind turbines in the farm was finished on November 15, 2009. The agreements between CEMEX and ACCIONA established that CEMEX’s plants in Mexico will acquire a portion of the energy generated by the wind farm for a period of at least 20 years, which began in February 2010, when EURUS reached the committed limit capacity. For the years ended December 31, 2011 and 2012, EURUS supplied approximately 23.7% and 29.1%, respectively, of CEMEX’s overall electricity needs in Mexico during such year. This agreement is for CEMEX’s own use and there is no intention of trading in energy by CEMEX.

In 1999, CEMEX entered into an agreement with an international partnership, which built and operated an electrical energy generating plant in Mexico called “Termoeléctrica del Golfo,” or TEG. In 2007, another international company replaced the original operator. The agreement established that CEMEX would purchase the energy generated for a term of not less than 20 years, which started in April 2004. In addition, CEMEX committed to supply TEG all fuel necessary for its operations, a commitment that has been hedged through a 20-year agreement entered with PEMEX, which terminates in 2024. With the change of the operator in 2007, CEMEX extended the term of its agreement with TEG until 2027. Consequently, for the last 3 years of the agreement, CEMEX intends to purchase the required fuel in the market. For the years ended December 31, 2011 and 2012, the power plant has supplied approximately 69% and 68%, respectively, of CEMEX’s overall electricity needs during such years for its cement plants in Mexico.

In March 1998, we entered into a 20-year contract with PEMEX providing that PEMEX’s refinery in Cadereyta would supply us with 0.9 million tons of petcoke per year, commencing in 2003. In July 1999, we entered into a second 20-year contract with PEMEX providing that PEMEX’s refinery in Madero would supply us with 0.85 million tons of petcoke per year, commencing in 2002. We expect the PEMEX petcoke contracts to reduce the volatility of our fuel costs and provide us with a consistent source of petcoke throughout their 20-year terms (which expire in July 2023 for the Cadereyta refinery contract and October 2022 for the Madero refinery contract).

Contractual Obligations

As of December 31, 2011 and 2012, we had material contractual obligations as set forth in the table below. For purposes of this table, we have presented the U.S.$1 billion prepayment required to satisfy the March 31, 2013 milestone under the Facilities Agreement as a required payment.

	As of December 31, 2011		As of December 31, 2012
Obligations	Total		Less than 1 year	1-3 Years	3-5 Years	More than 5 Years	Total
	(in millions of Dollars)
Long-term debt	U.S$	14,924	42	1,333	6,600	5,882	13,857
Capital lease obligation(1)		182	83	112	51	115	361
Convertible notes(2)		2,102	12	683	878	604	2,177

Total debt and other financial obligations(3)		17,208	137	2,128	7,529	6,601	16,395
Operating leases(4)		565	129	155	76	53	413
Interest payments on debt(5)		4,111	747	1,437	1,066	463	3,713
Pension plans and other benefits(6)		1,845	154	301	314	884	1,653
Purchases of raw materials(7)		184	102	25	—	—	127
Purchases of fuel and energy(8)		3,794	201	413	430	2,495	3,539

Total contractual obligations	U.S.$	27,707	1,470	4,459	9,415	10,496	25,840

Total contractual obligations (Pesos)	Ps	386,791	18,889	57,298	120,983	134,874	332,044

(1)	The amounts of payments under capital leases have been determined on the basis of nominal cash flows. As of December 31, 2012, the net present value of future payments under such leases is approximately U.S.$265 million (Ps3,400 million), of which, approximately U.S.$90 million (Ps1,163 million) refers to cash flows from 1 to 3 years, approximately U.S.$32 million (Ps413 million) refers to cash flows from 3 to 5 years and approximately U.S.$79 million (Ps1,011 million) refers to cash flows of more than 5 years.
(2)	Refers to the Mandatory Convertible Notes described herein and assumes repayment at maturity and no conversion of the notes.
(3)	The schedule of debt payments, which includes current maturities, does not consider the effect of any refinancing of debt that may occur during the following years. In the past, CEMEX has replaced its long-term obligations for others of a similar nature. For purposes of this table, other financial obligations do not include liabilities secured with accounts receivable, as these receivables are sold on a non-recourse basis.
(4)	The amounts for operating leases have been determined on the basis of nominal cash flows. CEMEX has operating leases, primarily for operating facilities, cement storage and distribution facilities and certain transportation and other equipment, under which annual rental payments are required plus the payment of certain operating expenses. Rental expense was U.S.$256 million (Ps3,195 million) in 2011 and U.S.$156 million (Ps2,003 million) in 2012.
(5)	For the determination of the future estimated interest payments on floating rate denominated debt, CEMEX used the floating interest rates in effect as of December 31, 2011 and 2012.
(6)	Represents estimated annual payments under these benefits for the next 10 years (see note 18 to our 2012 audited consolidated financial statements included in the March 1st 6-K). Future payments include the estimate of new retirees during such future years.
(7)	Future payments for the purchase of raw materials are presented on the basis of contractual nominal cash flows.
(8)	Future nominal payments of energy have been estimated for all contractual commitments on the basis of aggregate average expected consumption of approximately 3,171.4 GWh per year using the future prices of energy established in the contracts for each period. Future payments also include our commitments for the purchase of fuel.

Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements that are reasonably likely to have a material effect on our financial condition, operating results, liquidity or capital resources.

CEMEX Venezuela

On August 18, 2008, the Government of Venezuela expropriated all business, assets and shares of CEMEX in Venezuela and took control of its facilities. CEMEX controlled and operated CEMEX Venezuela until August 17, 2008. In October 2008, CEMEX submitted a request to the International Centre for Settlement of Investment Disputes (“ICSID”), seeking international arbitration claiming that the nationalization and seizure of the facilities located in Venezuela and owned by CEMEX Venezuela did not comply with the terms of the treaty for the protection of investments signed by the Government of Venezuela and the Netherlands and with international law because CEMEX had not received any compensation and no public purpose was proven. On November 30, 2011, following negotiations with the Government of Venezuela and its public entity Corporación Socialista de Cemento, S.A., a settlement agreement was reached between CEMEX and the Government of Venezuela that closed on December 13, 2011. Under this settlement agreement, CEMEX received compensation for the expropriation of CEMEX Venezuela and administrative services provided after the expropriation in the form of: (i) a cash payment of U.S.$240 million; and (ii) notes issued by PDVSA, with nominal value and interest income to maturity totaling approximately U.S.$360 million. Additionally, as part of the settlement, claims among all parties and their affiliates were released and all intercompany payments due from or to CEMEX Venezuela to and from CEMEX were cancelled, resulting in the cancellation for CEMEX of accounts payable, net of approximately U.S.$154 million. Pursuant to this settlement agreement, CEMEX and the government of Venezuela agreed to withdraw the ICSID arbitration. As a result of this settlement, CEMEX cancelled the book value of its net assets in Venezuela of approximately U.S.$503 million and recognized a settlement gain in the statement of operations of approximately U.S.$25 million, which includes the write-off of the currency translation effects accrued in equity. In 2012, upon disposal of the PDVSA notes, CEMEX recognized a net gain of approximately Ps169 million as part of other financial (expense) income, net, including the effects recognized within other comprehensive income in prior years. See note 13B to our 2012 audited consolidated financial statements included in the March 1st 6-K.

See “Regulatory Matters and Legal Proceedings—Other Legal Proceedings—Expropriation of CEMEX Venezuela and ICSID Arbitration.”

Qualitative and Quantitative Market Disclosure

Our Derivative Financial Instruments

For the year ended December 31, 2011, we had a net gain related to the recognition of changes in fair values of derivative financial instruments of approximately Ps329 million (U.S.$26 million). For the year ended December 31, 2012, we had a net loss related to the recognition of changes in fair values of derivative financial instruments of approximately Ps98 million (U.S.$8 million).

Since the beginning of 2009, with the exception of our capped call transaction entered into in March 2010 and March 2011, we have been reducing the aggregate notional amount of our derivatives, thereby reducing the risk of cash margin calls. This initiative has included closing substantially all notional amounts of derivative instruments related to our debt (currency and interest rate derivatives) and the settlement of our inactive derivative financial instruments (see note 16D to our 2012 audited consolidated financial statements included in the March 1st 6-K), which we finalized during April 2009. The Facilities Agreement significantly restricts our ability to enter into derivative transactions.

We use derivative financial instruments in order to change the risk profile associated with changes in interest rates and foreign exchange rates of debt agreements, as a vehicle to reduce financing costs, as an alternative source of financing, and as hedges of: (i) highly probable forecasted transactions, (ii) our net assets in foreign subsidiaries and (iii) future exercises of options under our executive stock option programs. Before entering into any transaction, we evaluate, by reviewing credit ratings and our business relationship according to our policies, the creditworthiness of the financial institutions and corporations that are prospective counterparties to our derivative financial instruments. We select our counterparties to the extent we believe that they have the financial capacity to meet their obligations in relation to these instruments. Under current financial conditions and volatility, we cannot assure that risk of non-compliance with the obligations agreed to with such counterparties is minimal.

The fair value of derivative financial instruments is based on estimated settlement costs or quoted market prices and supported by confirmations of these values received from the counterparties to these financial instruments. The notional amounts of derivative financial instrument agreements are used to measure interest to be paid or received and do not represent the amount of exposure to credit loss.

	At December 31, 2011		At December 31, 2012		Maturity Date
	Notional amount	Estimated fair value	Notional amount	Estimated fair value
	(in millions of Dollars)
Interest Rate Swaps	189	46	181	49	September 2022
Equity forwards on third party shares	46	1	27	—	October 2013
Forward instruments over indexes	5	—	5	—	July 2013
Options on our own shares	2,743	11	2,743	(138)	March 2015 – March 2018

Our Interest Rate Swaps. As of December 31, 2011 and 2012, we had an interest rate swap maturing in September 2022 with notional amounts of U.S.$189 million and U.S.$181 million, respectively, negotiated to exchange floating for fixed rates in connection with agreements we entered into for the acquisition of electric energy in Mexico. For more information, see note 23C to our 2012 audited consolidated financial statements included in the March 1st 6-K. As of December 31, 2011 and 2012, the fair value of the swap represented assets of approximately U.S.$46 million and U.S.$49 million, respectively. Pursuant to this instrument, during the tenure of the swap and based on its notional amount, we will receive a fixed rate of 5.4% and will pay a LIBOR, which is the international reference for debt denominated in U.S. Dollars. As of December 31, 2011 and 2012, LIBOR was 0.7705% and 0.513%, respectively. Changes in the fair value of interest rate swaps, including those settled in April 2009, generated gains of approximately U.S.$12 million (Ps150 million) in 2011 and U.S.$2 million (Ps35 million) in 2012, which were recognized in the statement of operations for each year.

Our Equity Forwards on Third Party Shares. As of December 31, 2011 and 2012, we had forward contracts to be settled in cash over the price of 119 million CPOs and 59.5 million CPOs, respectively, of Axtel with an aggregate notional amount of U.S.$46 million and U.S.$27 million, respectively. One of the contracts matured in April 2012 and the remaining contract matures in October 2013. Changes in the fair value of this instrument generated a loss of approximately U.S.$35 million (Ps437 million) in 2011 and U.S.$7 million (Ps100 million) in 2012, which were recognized in the statement of operations for each year. See “—Liquidity and Capital Resources — Our Equity Forward Arrangements.”

Our Forward Instruments Over Indexes. As of December 31, 2011 and 2012, we held forward derivative instruments over the TRI (Total Return Index) of the Mexican Stock Exchange, which were set to mature in October 2012 and were extended until April 2013 and July 2013. Through these instruments, we maintained exposure to increases or decreases of such index. TRI expresses the market return on stocks based on market capitalization of the issuers comprising the index. Changes in the fair value of these instruments generated a loss of approximately U.S.$1 million (Ps13 million) in 2011 and a gain of approximately U.S.$1 million (Ps13 million) in 2012, which were recognized in the statement of operations for each year.

Our Options on Our Own Shares. On March 15, 2011, in connection with the offering of the 2011 Optional Convertible Subordinated Notes and to effectively increase the conversion price for our CPOs under such notes, CEMEX, S.A.B. de C.V. entered into capped call transactions over approximately 160 million ADSs (94 million ADSs maturing in March 2016 and 66 million ADSs maturing in March 2018), by means of which, for the 3.25% Convertible Subordinated Notes due 2016, at maturity of the notes in March 2016, if the price per ADS is above U.S.$10.4327, we will receive in cash the difference between the market price of the ADS and U.S.$10.4327, with a maximum appreciation per ADS of U.S.$4.8151. Likewise, for the 3.75% Convertible Subordinated Notes due 2018, at maturity of the notes in March 2018, if the price per ADS is above U.S.$10.4327, we will receive in cash the difference between the market price of the ADS and U.S.$10.4327, with a maximum appreciation per ADS of U.S.$6.4201. We paid a total premium of approximately U.S.$222 million. As of December 31, 2011 and 2012, the fair value of such options represented an asset of approximately U.S.$71 million (Ps984 million) and U.S.$226 million (Ps2,899 million), respectively. During 2011 and 2012, changes in the fair value of this contract generated a loss of approximately U.S.$153 million (Ps1,906 million) and a gain U.S.$155 million (Ps1,973 million), respectively, which were recognized in the statements of operations for each year. As previously mentioned, for accounting purposes under IFRS, we separated the conversion options embedded in these notes and recognized them at fair value, which as of December 31, 2011 and 2012, resulted in liabilities of approximately U.S.$58 million (Ps806 million) and U.S.$301 million (Ps3,862 million), respectively. Changes in fair value of the conversion options generated a gain in 2011 for approximately U.S.$279 million (Ps3,842 million) and a loss in 2012 for approximately U.S.$243 million (Ps3,078 million), which were recognized in the statement of operations for each year. In addition, even though the changes in fair value of CEMEX’s embedded conversion options in these notes affect the statements of operations, they do not imply any risk or variability in cash flows, considering that through the exercise of such embedded conversion options, we may settle a fixed amount of debt with a fixed amount of shares.

On March 30, 2010, in connection with the offering of the 2010 Optional Convertible Subordinated Notes and to effectively increase the conversion price for our CPOs under such notes, CEMEX, S.A.B. de C.V. entered into a capped call transaction over approximately 59.1 million ADSs maturing in March 2015, by means of which, at maturity of the notes, if the price per ADS is above U.S.$12.0886, we will receive in cash the difference between the market price of the ADS and U.S.$12.0886, with a maximum appreciation per ADS of U.S.$4.6494. We paid a premium of approximately U.S.$105 million. As of December 31, 2011 and 2012, the fair value of such options represented an asset of approximately U.S.$11 million (Ps157 million) and U.S.$58 million (Ps751 million), respectively. During 2011 and 2012, changes in the fair value of this contract generated a loss of approximately U.S.$79 million (Ps984 million) and gains of U.S.$47 million (Ps594 million), respectively, which were recognized in the statements of operations for each year. As previously mentioned, for accounting purposes under IFRS, we separated the conversion option embedded in these notes and recognized it at fair value, which as of December 31, 2011 and 2012, resulted in liabilities of approximately U.S.$8 million (Ps120 million) and U.S.$64 million (Ps828 million), respectively. Changes in fair value of the conversion options generated a gain in 2011 for approximately U.S.$97 million (Ps1,211 million) and a loss in 2012 for approximately U.S.$56 million (Ps708 million), which were recognized in the statement of operations for each year. In addition, even though the changes in fair value of CEMEX’s embedded conversion option in these notes affect the statements of operations, they do not imply any risk or variability in cash flows, considering that through the exercise of such embedded conversion option, we may settle a fixed amount of debt with a fixed amount of shares.

As of December 31, 2012, we had granted a guarantee for a notional amount of approximately U.S.$360 in connection with put option transactions on our CPOs entered into by Citibank with a Mexican trust that we established on behalf of its Mexican pension fund and certain of our directors and current and former employees in April 2008, as described in notes 16D and 23C to our 2012 audited consolidated financial statements included in the March 1st 6-K. The fair value of such guarantee, net of deposits in margin accounts, represented liabilities of approximately U.S.$4 million (Ps58 million) in 2011 and U.S.$58 million (Ps740 million) in 2012. As of December 31, 2011 and 2012, cash deposits in margin accounts were approximately U.S.$225 million (Ps3,141 million) and U.S.$76 million (Ps975 million), respectively. As of the date of this report, the notional amount of the guarantee was reduced to approximately U.S.$67 million as a result of the unwinding of put options totaling U.S.$111 million over CEMEX’s CPOs (approximately 81% of the original underlying amount). Cash and cash deposits in margin accounts, after deducting the proceeds from the sale of securities that track the performance of the Mexican Stock Exchange and CEMEX’s CPOs held by the Mexican trust in an aggregate amount of approximately U.S.$104 million, were used to settle the unwinding of these put options. The remaining put options are expected to be gradually unwound until their final expiration in April 2013.

Interest Rate Risk, Foreign Currency Risk and Equity Risk

Interest Rate Risk. The table below presents tabular information of our fixed and floating rate long-term foreign currency-denominated debt as of December 31, 2012. Average floating interest rates are calculated based on forward rates in the yield curve as of December 31, 2012. Future cash flows represent contractual principal payments. The fair value of our floating rate long-term debt is determined by discounting future cash flows using borrowing rates available to us as of December 31, 2012 and is summarized as follows:

Long-Term Debt(1)	Expected maturity dates as of December 31, 2012
	2013		2014	2015	2016	After 2017	Total		Fair Value
	(in millions of dollars, except percentages)
Variable rate	U.S.$	6	18	756	4	4,097	U.S$	4,882	U.S.$	4,804
Average interest rate		4.89%	5.02%	5.27%	5.66%	6.28%
Fixed rate	U.S.$	36	552	6	1,739	6,643	U.S$	8,975	U.S.$	9,877
Average interest rate		9.01%	9.03%	9.31%	9.31%	9.37%

(1)	The information above includes the current maturities of the long-term debt. Total long-term debt as of December 31, 2012 does not include our other financial obligations and the Perpetual Debentures for an aggregate amount of U.S.3,578 million (Ps45,969 million) issued by consolidated entities. See notes 16B and 20B to our 2012 audited consolidated financial statements included in the March 1st 6-K.

As of December 31, 2012, we were subject to the volatility of floating interest rates, which, if such rates were to increase, may adversely affect our financing cost and our net income. As of December 31, 2012, 35% of our foreign currency-denominated long-term debt bears floating rates at a weighted average interest rate of LIBOR plus 456 basis points. See note 16 to our 2012 audited consolidated financial statements included in the March 1st 6-K.

Foreign Currency Risk. Due to our geographic diversification, our revenues are generated in various countries and settled in different currencies. However, some of our production costs, including fuel and energy, and some of our cement prices, are periodically adjusted to take into account fluctuations in the Dollar/Peso exchange rate. For the year ended December 31, 2012, approximately 21% of our net sales, before eliminations resulting from consolidation, were generated in Mexico, 19% in the United States, 7% in the United Kingdom, 7% in Germany, 6% in France, 6% in our Rest of Northern Europe geographic segment, 2% in Spain, 3% in Egypt, 4% in our Rest of the Mediterranean segment, 6% in Colombia, 8% in our Rest of South America and the Caribbean segment, 3% in Asia and 8% from our Other operations.

As of December 31, 2012, approximately 81% of our total debt plus other financial obligations was Dollar-denominated, approximately 14% was Euro-denominated, approximately 5% was Peso-denominated and immaterial amounts were denominated in other currencies, not including approximately Ps6,078 million (U.S.$473 million) of Perpetual Notes; therefore, we had a foreign currency exposure arising from the debt plus other financial obligations denominated in U.S. Dollars, and the debt and other financial obligations denominated in Euros, versus the currencies in which our revenues are settled in most countries in which we operate. We cannot guarantee that we will generate sufficient revenues in Euros from our operations in Spain, Germany, France and the Rest of Northern Europe to service these obligations. As of December 31, 2011 and 2012, all cross-currency swaps had been settled.

Equity Risk. As described above, we have entered into equity forward contracts on Axtel CPOs. Upon liquidation, the equity forward contracts provide for cash settlement and the effects are recognized in the statement of operations. At maturity, if these forward contracts are not settled or replaced, or if we default on these agreements, our counterparties may sell the shares of the underlying contracts. Under these equity forward contracts, there is a direct relationship in the change in the fair value of the derivative with the change in value of the underlying asset.

As of December 31, 2012, the potential change in the fair value of these contracts that would result from a hypothetical, instantaneous decrease of 10% in the market price of Axtel CPOs would be a loss of approximately U.S.$1 million (Ps17 million).

In addition, we have entered into forward contracts on the TRI of the Mexican Stock Exchange through which we maintained exposure to changes of such index, until maturity in April 2013 and July 2013. Upon liquidation, these forward contracts provide for cash settlement of the estimated fair value and the effects are recognized in the statement of operations. Under these equity forward contracts, there is a direct relationship in the change in the fair value of the derivative with the change in value of the TRI of the Mexican Stock Exchange. See “— Qualitative and Quantitative Market Disclosure — Our Derivative Financial Instruments — Our Forward Instruments Over Indexes.”

As of December 31, 2012, the potential change in the fair value of these contracts that would result from a hypothetical, instantaneous decrease of 10% in the aforementioned index would be a loss of approximately U.S.$1 million (Ps17 million).

In connection with the offering of the 2010 Optional Convertible Subordinated Notes and the 2011 Optional Convertible Subordinated Notes issued in March 2010 and March 2011, respectively, we entered into capped call transactions with the financial institutions involved on those transactions or their affiliates. See “—Qualitative and Quantitative Market Disclosure—Our Derivative Financial Instruments—Our Options on Our Own Shares.”

Investments, Acquisitions and Divestitures

The transactions described below represent our principal investments, acquisitions and divestitures completed during 2010, 2011 and 2012.

Investments and Acquisitions

In October 2012, Corporación Cementera Latinoamericana, S.L., an indirect subsidiary of CEMEX España, completed the acquisition of the 49% non-controlling interest in Global Cement, S.A., CEMEX’s subsidiary in Guatemala, in a private transaction for approximately U.S.$54 million (approximately Ps694 million), recognizing within “Other equity reserves” a loss of approximately U.S.$32 million (approximately Ps411 million).

On May 17, 2012, through a public tender offer commenced on March 12, 2012, and after compliance with applicable regulations in Ireland, Readymix Investments, an indirect subsidiary of CEMEX España, acquired the 38.8% interest in Readymix plc, our main subsidiary in Ireland, that had not been owned by us for approximately €11 million (U.S.$15 million or Ps187 million), for €0.25 per share in cash. The listing and trading of Readymix plc’s shares on the Irish Stock Exchange was cancelled beginning on May 18, 2012.

On July 1, 2005, we and Ready Mix USA, a privately owned ready-mix concrete producer with operations in the southeastern United States, established two jointly-owned limited liability companies, CEMEX Southeast, LLC, a cement company, and Ready Mix USA LLC, a ready-mix concrete company, to serve the construction materials market in the southeast region of the United States.

Pursuant to the terms of the limited liability company agreements, Ready Mix USA had a put option right, which, upon exercise, required us to acquire Ready Mix USA’s interest in CEMEX Southeast, LLC and Ready Mix USA LLC. As a result of Ready Mix USA’s exercise of its put option (see note 15B to our 2012 audited consolidated financial statements included in the March 1st 6-K), and after performance of the obligations by both parties under the put option agreement, effective as of August 1, 2011, through the payment of approximately U.S.$352 million (approximately Ps4,914 million), we acquired our former joint venture partner’s interests in CEMEX Southeast, LLC and Ready Mix USA, LLC, including a non-compete and a transition services agreement. In accordance with the joint venture agreements, from the date on which Ready Mix USA exercised its put option until the date we acquired Ready Mix USA’s interest, Ready Mix USA continued to control and manage Ready Mix USA, LLC. Nonetheless, based on IAS 27, considering the existence of a settlement price that could have been paid any time until September 30, 2011 at our election, Ready Mix USA LLC’s balance sheet was consolidated as of March 31, 2011 and its operating results beginning April 1, 2011. Upon consolidation, the purchase price was assigned to each joint venture in proportion to our relative contribution interest in CEMEX Southeast, LLC and Ready Mix USA, LLC considering the original fair values as of the dates of the agreements in 2005. We fully consolidated the acquisition of the minority interest in CEMEX Southeast, LLC, as of the acquisition date, and Ready Mix USA, LLC generated an aggregate gain of approximately U.S.$24 million (approximately Ps316 million), which was recognized within “Other expenses, net.” During 2012, after the completion of the purchase price allocation, there were changes in the values of certain assets and liabilities, none of which were individually significant, which decreased the aggregate gain on purchase by approximately U.S.$1 million (approximately Ps13 million). Our 2011 audited consolidated financial statements included in the 2011 20-F, include the balance sheet of Ready Mix USA, LLC as of December 31, 2011, based on the best estimate of its net asset’s fair value as of the acquisition date of approximately Ps4,487 million, including cash and cash equivalents for approximately Ps912 million and debt for approximately Ps1,352 million, and its results of operations for the nine-month period ended December 31, 2011.

Ready Mix USA, LLC’s net assets as of December 31, 2012, CEMEX consolidated net assets of approximately Ps3,792 million, including cash and cash equivalents for approximately Ps3 million and debt for approximately Ps1,977 million.

Our total additions in property, machinery and equipment, as reflected in our 2012 audited consolidated financial statements (see note 14 to our 2012 audited consolidated financial statements included in the March 1st 6-K), excluding acquisitions of equity interests in subsidiaries and associates and including capital leases, was approximately U.S.$555 million in 2010, U.S.$468 million in 2011 and U.S.$609 million in 2012. This capital expenditure in property, machinery and equipment has been applied to the construction and upgrade of plants and equipment and the maintenance of plants and equipment, including environmental controls and technology updates. As of the date of this report, we have allocated approximately U.S.$500 million of our $750 million 2013 budget to continue with this effort.

Divestitures

During 2012 we sold assets for approximately U.S.$227 million comprised in part by real estate, non-core businesses and equipment.

In November 2012, CEMEX Latam, a then wholly-owned subsidiary of CEMEX España, completed the sale of newly issued common shares in the CEMEX Latam Offering, representing approximately 26.65% of CEMEX Latam’s outstanding common shares. CEMEX Latam’s common shares are listed on the Colombian Stock Exchange (Bolsa de Valores de Colombia S.A.). The net proceeds to CEMEX Latam from the offering were approximately U.S.$960 million, after deducting underwriting discounts, commissions and offering expenses. CEMEX Latam used the net proceeds to repay a portion of the indebtedness owed to us, which we used for general corporate purposes, including the repayment of indebtedness. CEMEX Latam is the holding company for CEMEX’s operations in Brazil, Colombia, Costa Rica, Guatemala, Nicaragua, Panama and El Salvador. As of December 31, 2012, CEMEX España owned approximately 73.35% of CEMEX Latam’s outstanding common shares, excluding shares held in treasury.

During 2011 we sold assets for approximately U.S.$225 million comprised in part by real estate, non-core businesses and equipment.

On August 27, 2010, we completed the sale of seven aggregates quarries, three resale aggregate distribution centers and one concrete block manufacturing facility in Kentucky to Bluegrass Materials Company, LLC for U.S.$88 million in proceeds.

BUSINESS

CEMEX, S.A.B. de C.V. is a publicly traded stock corporation with variable capital, or sociedad anónima bursátil de capital variable, organized under the laws of Mexico, with our principal executive offices in Avenida Ricardo Margáin Zozaya #325, Colonia Valle del Campestre, Garza García, Nuevo León, 66265, México. Our main phone number is + 5281 8888-8888.

CEMEX, S.A.B. de C.V. was founded in 1906 and was registered with the Mercantile Section of the Public Registry of Property and Commerce in Monterrey, N.L., Mexico, on June 11, 1920 for a period of 99 years. At our 2002 annual shareholders’ meeting, this period was extended to the year 2100. Beginning April 2006, CEMEX’s full legal and commercial name is CEMEX, Sociedad Anónima Bursátil de Capital Variable.

CEMEX is one of the largest cement companies in the world, based on annual installed cement production capacity as of December 31, 2012 of approximately 94.8 million tons. We are the largest ready-mix concrete company in the world with annual sales volumes of approximately 55 million cubic meters and one of the largest aggregates companies in the world with annual sales volumes of approximately 159 million tons, in each case based on our annual sales volumes in 2012. We are also one of the world’s largest traders of cement and clinker, having traded approximately 8.8 million tons of cement and clinker in 2012. CEMEX, S.A.B. de C.V. is a holding company primarily engaged, through our operating subsidiaries, in the production, distribution, marketing and sale of cement, ready-mix concrete, aggregates, clinker and other construction materials throughout the world, and that provides reliable construction-related services to customers and communities in more than 50 countries throughout the world.

We operate globally, with operations in Mexico, the United States, Northern Europe, the Mediterranean, South America and the Caribbean and Asia. We had total assets of approximately Ps479 billion (U.S.$37 billion) as of December 31, 2012, and an equity market capitalization of approximately Ps164.2 billion (U.S.$13.2 billion) as of March 12, 2013.

As of December 31, 2012, our main cement production facilities were located in Mexico, the United States, Spain, Egypt, Germany, Colombia, the Philippines, Poland, the Dominican Republic, the United Kingdom, Croatia, Panama, Latvia, Puerto Rico, Thailand, Costa Rica and Nicaragua. As of December 31, 2012, our assets (after eliminations), cement plants and installed capacity, on an unconsolidated basis by region, were as set forth below. Installed capacity, which refers to theoretical annual production capacity, represents gray cement equivalent capacity, which counts each ton of white cement capacity as approximately two tons of gray cement capacity, and includes installed capacity of cement plants that have been temporarily closed.

	As of December 31, 2012
	Assets After Eliminations (in Billions of Pesos)	Number of Cement Plants	Installed Cement Production Capacity (Millions of Tons Per Annum)
Mexico(1)	79	15	29.3
United States(2)	208	13	17.1
Northern Europe
United Kingdom	29	2	2.4
Germany	13	2	4.9
France	14	—	—
Rest of Northern Europe(3)	18	3	4.6
The Mediterranean
Spain(4)	22	8	11.0
Egypt	7	1	5.4
Rest of the Mediterranean(5)	10	3	2.4
South America and the Caribbean
Colombia	16	2	4.0
Rest of South America and the Caribbean(6)	17	5	8.0
Asia
Philippines	8	2	4.5
Rest of Asia(7)	3	1	1.2
Corporate and Other Operations	35	—	—

Total	479	57	94.8

The above table includes our proportional interest in the installed capacity of companies in which we hold a non-controlling interest.

(1)

“Number of cement plants” and “installed cement production capacity” includes two cement plants that have been temporarily closed with an aggregate annual installed capacity of 2.7 million tons of cement.

(2)	“Number of cement plans” and “installed cement production capacity” includes two cement plants that have been temporarily closed with an aggregate annual installed capacity of 2.1 million tons of cement.
(3)	Refers primarily to our operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland. For purposes of the columns labeled “Assets after eliminations” and “Installed cement production capacity,” includes our approximate 33% interest, as of December 31, 2012, in a Lithuanian cement producer that operated one cement plant with an annual installed capacity of 1.3 million tons of cement as of December 31, 2012. For purposes of “number of cement plants” and “installed cement production capacity” includes one cement plant that has been temporarily closed with an aggregate annual installed capacity of 1.5 million tons of cement.
(4)	For purposes of “number of cement plants” and “installed cement production capacity” includes one cement plant that has been temporarily closed with an aggregate annual installed capacity of 0.1 million tons of cement.
(5)	Refers primarily to our operations in Croatia, the UAE and Israel.
(6)	Includes our operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Peru, Jamaica and other countries in the Caribbean, Guatemala and small ready-mix concrete operations in Argentina.
(7)	Includes our operations in Thailand, Bangladesh, China and Malaysia.

During most of the last two decades, we embarked on a major geographic expansion program to diversify our cash flows and enter markets whose economic cycles within the cement industry largely operate independently from those of Mexico and which offer long-term growth potential. We have built an extensive network of marine and land-based distribution centers and terminals that give us marketing access around the world. The following are our only significant acquisitions over the last five years:

•

In August 2011, as a result of Ready Mix USA’s exercise of its put option (see note 15B to our 2012 audited consolidated financial statements included in the March 1st 6-K), and after performance of the obligations by both parties under the put option agreement, effective as of August 1, 2011, through the payment of approximately U.S.$352 million (approximately Ps4,914 million), we acquired our former joint venture partner’s interests in CEMEX Southeast, LLC and Ready Mix USA, LLC, including a non-compete and a transition services agreement. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Investments, Acquisitions and Divestitures—Investments and Acquisitions” for additional information regarding the Ready Mix USA put option right.

As part of our strategy, we periodically review and reconfigure our operations in implementing our post-merger integration process, and we sometimes divest assets that we believe are less important to our strategic objectives. The following have been our most significant divestitures and reconfigurations over the last five years:

•

In November 2012, CEMEX Latam, a then wholly-owned subsidiary of CEMEX España, completed the sale of newly issued common shares in the CEMEX Latam Offering, representing approximately 26.65% of CEMEX Latam’s outstanding common shares. CEMEX Latam is the holding company for CEMEX’s operations in Brazil, Colombia, Costa Rica, Guatemala, Nicaragua, Panama and El Salvador. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Investments, Acquisitions and Divestitures—Divestitures” for additional information regarding the CEMEX Latam Offering.

•

On August 27, 2010, we completed the sale of seven aggregates quarries, three resale aggregate distribution centers and one concrete block manufacturing facility in Kentucky to Bluegrass Materials Company, LLC for U.S.$88 million in proceeds.

•

On October 1, 2009, we completed the sale of our Australian operations to a subsidiary of Holcim Ltd. The net proceeds from this sale were approximately $2.02 billion Australian Dollars (approximately U.S.$1.7 billion).

•

On June 15, 2009, we sold three quarries (located in Nebraska, Wyoming and Utah) and our 49% joint venture interest in the operations of a quarry located in Granite Canyon, Wyoming, to Martin Marietta Materials, Inc. for U.S.$65 million.

•

On December 26, 2008, we sold our Canary Islands operations (consisting of cement and ready-mix concrete assets in Tenerife and 50% of the shares in two joint-ventures, Cementos Especiales de las Islas, S.A. (CEISA) and Inprocoi, S.L.) to several Spanish subsidiaries of Cimpor Cimentos de Portugal SGPS, S.A. for €162 million (approximately U.S.$227 million).

•

During 2008, we sold in several transactions our operations in Italy consisting of four cement grinding mill facilities for an aggregate amount of approximately €148 million (approximately U.S.$210 million).

In connection with our ongoing efforts to strengthen our capital structure and regain financial flexibility, we are continuing a process aimed at divesting several assets management regards as non-core, and we are currently engaged in marketing for sale additional assets in our portfolio, which we do not consider strategic.

Our Products

We always strive to provide superior building solutions in the markets we serve. To this end, we tailor our products and services to suit customers’ specific needs, from home construction, improvement and renovation to agricultural, industrial and marine/hydraulic applications.

Cement

Cement is a binding agent, which, when mixed with sand, stone or other aggregates and water, produces either ready-mix concrete or mortar. Whether in bags or in bulk, we provide our customers with high-quality branded cement products and services. We tap our professional knowledge and experience to develop customized products that fulfill our clients’ specific requirements and foster sustainable construction. In many of the countries where we have cement operations, a large proportion of cement sold is a bagged, branded product. We often deliver the product to a large number of distribution outlets such that our bagged, branded cement is available to the end users in a point of sale in close proximity to where the product will be used. We strive to develop brand identity and recognition in our bagged product.

We manufacture cement through a closely controlled chemical process, which begins with the mining and crushing of limestone and clay, and, in some instances, other raw materials. The clay and limestone are then pre-homogenized, a process which consists of combining different types of clay and limestone. The mix is typically dried, then fed into a grinder which grinds the various materials in preparation for the kiln. The raw materials are calcined, or processed, at a very high temperature in a kiln, to produce clinker. Clinker is the intermediate product used in the manufacture of cement. For limestone, clay and gypsum, requirements are based on chemical composition that, depending on the other materials available, matches with the quality demanded by the production process. For cement limestone, clay and gypsum, we run chemical tests to prepare the mining plan of the quarry, to confirm material quality and reduce variations in the mineral content. We consider that limestone and clay quality of our cement raw material quarries are adequate for the cement production process.

There are two primary processes used to manufacture cement: the dry process and the wet process. The dry process is more fuel efficient. As of December 31, 2012, 55 of our 57 operative production plants used the dry process and two used the wet process. Our operative production plants that use the wet process are located in Nicaragua and the United Kingdom. In the wet process, the raw materials are mixed with water to form slurry, which is fed into a kiln. Fuel costs are greater in the wet process than in the dry process because the water that is added to the raw materials to form slurry must be evaporated during the clinker manufacturing process. In the dry process, the addition of water and the formation of slurry are eliminated, and clinker is formed by calcining the dry raw materials. In the most modern application of this dry process technology, the raw materials are first blended in a homogenizing silo and processed through a pre-heater tower that utilizes exhaust heat generated by the kiln to pre-calcine the raw materials before they are calcined to produce clinker.

Clinker and gypsum are fed in pre-established proportions into a cement grinding mill where they are ground into an extremely fine powder to produce finished cement. We primarily cover our gypsum needs from third parties; however, we also operate gypsum quarries in the United States, Spain, Dominican Republic and Egypt.

Ready-Mix Concrete

Ready-mix concrete is a combination of cement, fine and coarse aggregates, admixtures (which control properties of the concrete including plasticity, pumpability, freeze-thaw resistance, strength and setting time), and water. We tailor our ready-mix concrete to fit our clients’ specific needs. By changing the proportion of water, aggregates, and cement in the mix, we modify our concrete’s resistance, manageability, and finish. We also use additives to customize our concrete consistent with the transportation time from our plant to the project, weather conditions at the construction site, and the project’s specifications. From our water-resistant to our self-compacting concrete, we produce a great variety of specially designed concrete to meet the many challenges of modern construction.

Aggregates

We are one of the world’s largest suppliers of aggregates: primarily the crushed stone, sand and gravel, used in virtually all forms of construction. Customers use our aggregates for a wide array of uses, from a key component in the construction and maintenance of highways, walkways, and railways to an indispensable ingredient in concrete, asphalt, and mortar.

Aggregates are obtained from land-based sources such as sand and gravel pits and rock quarries or by dredging marine deposits. See “—Description of our raw materials reserves.”

Hard Rock Production. Rock quarries usually operate for at least 30 years and are developed in distinct benches or steps. A controlled explosion is normally used to release the rock from the working face. It is then transported by truck or conveyor to a crusher to go through a series of crushing and screening stages to produce a range of final sizes to suit customers’ needs. Dry stone is delivered by road, rail or water from the quarry.

Sand and Gravel Production. Sand and gravel quarries are much shallower than rock quarries and are usually worked and restored in progressive phases. Water can either be pumped out of the quarries allowing them to be worked dry or they can be operated as lakes with extraction below water. A conveyor draws the raw material into the processing plant where it is washed to remove unwanted clay and to separate sand. Sand separated during processing is dewatered and stockpiled. Gravel then passes over a series of screens that sieve the material into different sizes. Processing separates the gravel into stockpiles in a range of sizes for delivery.

Marine Aggregate Production. A significant proportion of the demand for aggregates is satisfied from rivers, lakes, and seabeds. Marine resources are increasingly important to the sustainable growth of the building materials industry. Marine aggregates also play an important role in replenishing beaches and protecting coastlines from erosion. At sea, satellite navigation is used to position a vessel precisely within its licensed dredging area. Vessels trail a pipe along the seabed and use powerful suction pumps to draw sand and gravel into the cargo hold. Dredged material is discharged at wharves, where it is processed, screened and washed for delivery.

Description of our raw materials reserves

We are a leading global provider of building materials, including cement, ready-mix concrete and aggregates. Our cement production process begins with the mining and crushing of limestone and clay, and, in some instances, other raw materials. We have access to limestone and clay quarries near most of our cement plant sites worldwide since these minerals are the main raw materials in the cement production process.

In addition, we are one of the world’s largest suppliers of aggregates, primarily hard rock, sand and gravel, obtained from quarries, to be used in ready-mix concrete and other concrete-based products such as blocks and pipes.

Customers use our aggregates for a wide array of purposes, from a key component in the construction and maintenance of highways, walkways, and railways to an indispensable ingredient in concrete, asphalt and mortar. Aggregates can be used in their natural state or crushed into smaller size pieces.

The types of mine mostly used to extract raw materials for aggregates and cement production, are open pit or open cut, which relate to deposits of economically useful minerals or rocks that are found near the land surface. Open-pit mines that produce raw material for our industry are commonly referred to as quarries. Open-pit mines are typically enlarged until either the mineral resource is exhausted, or an increasing ratio of overburden to exploitable material makes further mining uneconomic. In some cases, we also extract raw materials by dredging underwater deposits.

Aggregates and other raw materials for our own production processes are obtained mainly from our own sources. However, we may cover our aggregates and other raw material needs through the supply from third-parties.

Reserves are considered as proven when all legal and environmental conditions have been met and permits have been granted. Proven reserves are those for which (i) the quantity is computed from dimensions revealed by drill data, together with other direct and measurable observations such as outcrops, trenches and quarry faces and (ii) the grade and/or quality are computed from the results of detailed sampling; and the sampling and measurement data are spaced so closely and the geologic character is so well defined that size, shape, depth and mineral content of reserves are well-established. Probable reserves are those for which quantity and grade and/or quality are computed from information similar to that used from proven reserves, but the sites for inspection, sampling, and measurement are farther apart or are otherwise less adequately spaced. The degree of assurance, although lower than that for proven reserves, is high enough to assume continuity between points of observation.

For a description of our raw materials reserves, see “Item 4 – Information on the Company – Description of our raw materials reserves” in the 2011 20-F.

Related Products

We rely on our close relationship with our customers to offer them complementary products for their construction needs, from rods, blocks, concrete tubing and asphalt to electrical supplies, paint, tile, lumber and other fixtures.

User Base

Cement is the primary building material in the industrial and residential construction sectors of most of the markets in which we operate. The lack of available cement substitutes further enhances the marketability of our product. The primary end-users of cement in each region in which we operate vary but usually include, among others, wholesalers, ready-mix concrete producers, industrial customers and contractors in bulk. Additionally, sales of bagged cement to individuals for self-construction and other basic needs are a significant component of the retail sector. The end-users of ready-mix concrete generally include homebuilders, commercial and industrial building contractors and road builders. Major end-users of aggregates include ready-mix concrete producers, mortar producers, general building contractors and those engaged in road building activity, asphalt producers and concrete product producers. In summary, because of their many favorable qualities, builders worldwide use our cement, ready-mix concrete and aggregates for almost every kind of construction project, from hospitals and highways to factories and family homes.

Our Business Strategy

We seek to continue to strengthen our global leadership by growing profitably through our integrated positions along the cement value chain and maximizing our overall performance by employing the following strategies:

Focus on our core business of cement, ready-mix concrete and aggregates

We plan to continue focusing on our core businesses, the production and sale of cement, ready-mix concrete and aggregates, and the vertical integration of these businesses, leveraging our global presence and extensive operations worldwide. We believe that managing our cement, ready-mix concrete and aggregates operations as an integrated business allows us to capture a greater portion of the cement value chain, as our established presence in ready-mix concrete secures a distribution channel for our cement products. Moreover, we believe that, in most cases, vertical integration brings us closer to the end consumer by allowing us to offer comprehensive building solutions. We believe that this strategic focus has historically enabled us to grow our existing businesses and expand our operations internationally, particularly in high-growth markets and higher-margin products. In approximately 20 years, we evolved from primarily a Mexican cement producer to a global building materials company with a diversified product portfolio across a balanced mix of developed and emerging economies that provides comprehensive building solutions.

We intend to continue focusing on our most promising, structurally attractive markets with considerable infrastructure needs and housing requirements, where we have substantial market share and benefit from competitive advantages. Despite the current economic and political turmoil, we believe that some of the countries in which we operate (particularly Mexico, the United States, Colombia and the Philippines) are poised for economic growth, as significant investments are made in infrastructure, notably by the economic stimulus programs that have been announced by governments in some of these markets.

We are focused on managing costs and maintaining profitability in the current economic environment, and we believe that we are well-positioned to benefit when the construction cycle recovers. A combination of continued government stimulus spending and renewed focus on infrastructure investment in many of our markets, along with some recovery for housing and for non-residential construction sectors, could translate into substantial growth in demand for our products.

We will continue to analyze our current portfolio and monitor opportunities for asset divestitures, as evidenced by the disposals we have made in the last few years in Central and South America, the United States, Spain, Italy, Australia and elsewhere.

Provide our customers with the best value proposition

We aspire to be the supplier of choice for our customers, whether governmental entities, construction firms that operate in the countries in which we operate or individuals building or expanding their family’s first home. We seek a clear understanding of what our customers require to meet their needs and provide them with the most efficient and effective building solutions for their construction project, large or small. We are committed to suiting our customers’ needs by providing them with not only high quality and tailor-made products, but also with reliable and cost-efficient building solutions.

We believe that by pursuing our objective of integrating our business along the cement value chain, we can improve and broaden the value proposition that we provide to our customers. We believe that by offering integrated solutions, we can provide our customers more reliable sourcing as well as higher quality services and products.

We continue to focus on developing new competitive advantages that will differentiate us from our competitors. We are evolving from a traditional supplier of building materials into a fully integrated building solutions provider in many of the countries in which we operate, mostly in infrastructure projects which make extensive use of our cement and concrete products. For example, in Mexico alone, we have paved more than 10,000 kilometers of concrete highways and roads. We have also recently provided tailor-made solutions for important infrastructure projects in the country, including the Baluarte Bicentennial Bridge and La Yesca Dam in Jalisco and Nayarit. We also continue innovating with new products, and recently launched two new global ready-mix brands designed using proprietary admixtures developed by our researchers.

We strive to provide superior building solutions in the markets we serve. To this end, we tailor our products and services to suit customers’ specific needs, from home construction, improvement and renovation to industrial and marine/hydraulic applications. Our porous paving concrete, for example, is best suited for sidewalks and roadways because it allows rainwater to filter into the ground, reducing flooding and helping to maintain groundwater levels. In contrast, our significantly less permeable and highly resistant concrete products are well-suited for applications in coastal, marine and other harsh environments.

Our global building materials trading network, which is one of the largest in the world, plays a fundamental and evolving role in fulfilling our objectives. Our network of strategically located terminals allows us to build strong relationships with reliable suppliers and shippers around the world, which we believe translates into a superior value proposition for our customers. We can direct building materials (primarily cement, clinker and slag) from markets with excess capacity to markets where they are needed most and, in the process, optimize the allocation of our worldwide production capacity.

Maximize our operating efficiency

We have a long history of successfully operating world-class cement production facilities in developed and emerging markets and have demonstrated our ability to produce cement at a lower cost compared to industry standards in most of these markets. We continue to strive to reduce our overall production related costs for all of our products and corporate overhead through disciplined cost management policies and through improving efficiencies by removing redundancies. We have implemented several worldwide standard platforms as part of this process and have also started different initiatives, such as a system designed to improve our operating processes worldwide. In addition, we implemented centralized management information systems throughout our operations, including administrative, accounting, purchasing, customer management, budget preparation and control systems, which have helped us to achieve cost efficiencies, and have also reached a strategic agreement with IBM expected to improve some of our business processes. We have also transferred key processes like procurement and trading from a centralized model to a regional model and are simplifying and delayering our business to accelerate decision-making and maximize efficiency. In a number of our core markets, such as Mexico, we launched aggressive initiatives aimed at reducing the use of fossil fuels, consequently reducing our overall energy costs.

Furthermore, significant economies of scale in key markets often allow us to obtain competitive freight contracts for key components of our cost structure, such as fuel and coal, among others.

Through a worldwide import and export strategy, we will continue to seek to optimize capacity utilization and maximize profitability by redirecting our products from countries experiencing economic downturns to target export markets where demand may be greater. Our global trading system enables us to coordinate our export activities globally and take advantage of demand opportunities and price movements worldwide allowing our regions to have access to information required to execute our trading activities. Should demand for our products in the United States improve, we believe we are well-positioned to service this market through our established presence in the southern and southwestern regions of the country and our ability to import to the United States.

Our industry relies heavily on natural resources and energy, and we use cutting-edge technology to increase energy efficiency, reduce carbon dioxide emissions and optimize our use of raw materials and water. We are committed to measuring, monitoring and improving our environmental performance. In the last few years, we have implemented various procedures to improve the environmental impact of our activities as well as our overall product quality, such as a reduction of carbon dioxide emissions, an increased use of alternative fuels to reduce our reliance on primary fuels, an increased number of sites with local environmental impact plans in place and the use of alternative raw materials in our cement.

Strengthen our capital structure and regain our financial flexibility

In light of the global economic environment and our substantial amount of indebtedness, we have been focusing, and expect to continue to focus, on strengthening our capital structure and regaining financial flexibility through reducing our debt and cost of debt, improving cash flow generation and extending maturities. As of December 31, 2012, we had reduced total debt plus Perpetual Debentures by approximately U.S.$5.6 billion since June 2009. This ongoing effort has included the following key strategic initiatives:

Global Refinancing. On August 14, 2009, we entered into the 2009 Financing Agreement, which extended the maturities of approximately U.S.$15 billion in syndicated and bilateral bank facilities and private placement obligations, with a final principal payment date of February 14, 2014. Since entering into the 2009 Financing Agreement, and as part of our global refinancing strategy, we have successfully refinanced a substantial portion of our indebtedness subject to the 2009 Financing Agreement and completed several capital markets transactions, the proceeds of which were substantially applied to reduce our debt thereunder and to address other debt maturities.

In March of 2012, we issued U.S.$704 million and Euro 179 million of our March 2012 Notes in exchange for approximately U.S.$452 million in Perpetual Debentures and Euro 470 million in Eurobonds.

On September 17, 2012, we successfully completed the refinancing of a substantial portion of the outstanding amounts under the 2009 Financing Agreement as CEMEX, S.A.B. de C.V. and certain of its subsidiaries entered into (a) the Amendment and Restatement Agreement pursuant to which the 2009 Financing Agreement was amended and (b) the Facilities Agreement pursuant to which we were deemed to borrow loans from those eligible creditors under the 2009 Financing Agreement that elected to participate in principal amounts equal to the principal amounts of indebtedness subject to the 2009 Financing Agreement that was extinguished by such eligible creditors. As a result, creditors under the Facilities Agreement received (i) approximately U.S.$6.155 billion in aggregate principal amount of new loans and new private placement notes and (ii) U.S.$500 million aggregate principal amount of the September 2012 Notes. In addition, as of September 17, 2012, approximately U.S.$525 million aggregate principal amount of loans and private placement notes remained outstanding under the 2009 Financing Agreement.

In October of 2012, we also issued U.S.$1.5 billion of our October 2012 Notes due 2022, with the full proceeds being used to repay the Facilities Agreement.

As of December 31, 2012, we had principal payments due under the 2009 Financing Agreement of U.S.$55 million on February 14, 2014. As of December 31, 2012, we had principal payments due under the Facilities Agreement of U.S.$4,187 million on February 14, 2017. Maintaining market terms and achieving an appropriate size, tenor and pricing for our overall corporate financing facilities is an ongoing objective of ours. Consistent with this objective, we maintain an ongoing dialogue with our creditors regarding refinancing alternatives for our upcoming maturities.

Asset Divestitures or Asset Swaps. We have continued a process to divest assets in order to reduce our debt and streamline operations, taking into account our cash liquidity needs and prevailing economic conditions and their impact on the value of the asset or business unit being divested. For the year ended December 31, 2012, we sold assets for approximately U.S.$227 million, plus an additional U.S.$960 million consisting of an approximate 26.65% interest in CEMEX Latam. We still expect to sell non-core assets or swap certain assets to streamline our operations, if we deem it necessary.

Global Cost-Reduction and Pricing Initiatives. In response to decreased demand in most of our markets as a result of the global economic recession, in 2008 we identified and began implementing global cost-reduction initiatives intended to reduce our annual cost structure to a level consistent with the decline in demand for our products. Such global cost-reduction initiatives encompass different undertakings, including headcount reductions, capacity closures across the cement value chain and a general reduction in global operating expenses. During the first half of 2011, CEMEX launched a company-wide program aimed at enhancing competitiveness, providing a more agile and flexible organizational structure and supporting an increased focus on the company’s markets and customers. For the year ended December 31, 2012, we reached our target of U.S.$400 million in annualized cost savings through the implementation of this program, which contemplated an improvement in underperforming operations, a reduction in selling, general and administrative costs and the optimization of the company’s organizational structure.

In connection with the implementation of our cost-reduction initiatives, and as part of our ongoing efforts to eliminate redundancies at all levels and streamline corporate structures to increase our efficiency and reduce operating expenses, we have reduced our global headcount by approximately 29%, from 56,791 employees as of

December 31, 2008 to 43,905 employees as of December 31, 2012. Both figures exclude personnel from our operations in Australia sold in October 2009 and our operations in Venezuela, which were expropriated in 2008, but do not give effect to any other divestitures.

Also as part of these initiatives, since 2009, we have temporarily shut down (some for a period of at least two months) several cement production lines in order to rationalize the use of our assets and reduce the accumulation of our inventories. We have also announced the permanent closure of some of our cement plants, such as our Davenport cement plant located in northern California in 2010. Similar actions were taken in our ready-mix concrete and aggregates businesses. Such rationalizations included, among others, our operations in Mexico, the United States, Spain and the United Kingdom. During 2011, due to the low levels of construction activity and increased costs, we implemented a minimum margin strategy in our Arizona operations through the closure of under-utilized facilities and the reduction of headcount, among other actions designed to improve the profitability of our operations in the region.

Furthermore, during 2012, we achieved energy cost-savings by actively managing our energy contracting and sourcing, and by increasing our use of alternative fuels. We believe that these cost-saving measures better position us to quickly adapt to potential increases in demand and thereby benefit from the operating leverage we have built into our cost structure.

We have also introduced a comprehensive pricing strategy for our products that is expected to more fully reflect and capture the high value-creating capability of our products and services. Our strategy focuses on value enhancement, optimizing gains in customer relationships and in generating sufficient returns that would allow us to reinvest in our business. Under this strategy we are establishing internal procedures and guidelines that are expected to support our approach to pricing our different products and services.

Optimizing Capital Expenditures. In light of weak demand for our products throughout a considerable part of our markets, during 2011 and 2010 we reduced capital expenditures related to maintenance and expansion of our operations to approximately U.S.$468 million during 2011, from approximately U.S.$555 million during 2010 and approximately U.S.$636 million during 2009 (in each case excluding acquisitions and capital leases). These reductions in capital expenditures were in response to weak demand for our products has were implemented to maximize our free cash flow generation available for debt service and debt reduction, consistent with our ongoing efforts to strengthen our capital structure, improve our conversion of operating EBITDA to free cash flow and regain our financial flexibility. During 2012, while still optimizing our maintenance and expansion capital expenditures and as a result of a higher demand for our products in certain markets in which we operate, we increased capital expenditures related to maintenance and expansion of our operations to approximately U.S.$609 million, from approximately U.S.$468 million in 2011. Pursuant to the Facilities Agreement, we are prohibited from making aggregate annual capital expenditures in excess of U.S.$800 million (excluding certain capital expenditures, and joint venture investments and acquisitions by CEMEX Latam and its subsidiaries, which capital expenditures, joint ventures investments and acquisitions at any time then incurred are subject to a separate aggregate limit of U.S.$350 million (or its equivalent)) until the debt under the Facilities Agreement has been repaid in full. We believe that these restrictions on capital expenditures do not diminish our world-class operating and quality standards and we may opportunistically increase capital expenditures in some of the markets in which we operate, if necessary, to take advantage of improved market conditions.

Recruit, retain and cultivate world-class managers

Our senior management team has a strong track record operating diverse businesses throughout the cement value chain in emerging and developed economies globally.

We will continue to focus on recruiting and retaining motivated and knowledgeable professional managers. We encourage managers to regularly review our processes and practices, and to identify innovative management and business approaches to improve our operations. By rotating our managers from one country to another and from one area of our operations to another, we can increase their diversity of experience and knowledge of our business.

Foster our sustainable development

Our priorities include sustainable construction, affordable housing and infrastructure, enhancing our carbon strategy, environmental and biodiversity management, health and safety, strengthening local communities and partnering with key stakeholders.

Lead in Sustainable Construction. We are focused on delivering solutions to the increasingly complex and inter-connected infrastructure demands of society in a manner that improves the future of cities and the environment. We recognize that creating sustainable infrastructure goes beyond building materials; it requires broad collaboration that encompasses all involved parties in the planning, financing, construction, ownership and maintenance of the structure. Moreover, we seek to continually expand the range of applications and sustainability benefits that our products support. For example, during 2012, we, together with our partners, made significant progress in the development, promotion, and market introduction of several technologies:

•

Wall construction using panels of EPS (Expanded Polystyrene) covered with a newly developed type of mortar called Gunite or Shotcrete: This technology combines the durability and structural strength of traditional walls made of reinforced concrete with lower construction costs, as well as better thermal comfort and energy efficiency. This technology is already available in Egypt, the UAE and Mexico.

•

First successful tests were made with the use of our new Insularis concrete in molds: We expect that the further development of this technology will result in both reduced construction costs and improved energy efficiency.

Given the positive impact on both cost and energy efficiency, these technologies are particularly relevant for the affordable housing sector.

Strategic and selective external collaboration are key in helping transform the construction industry and the solutions it provides to cities. Our ongoing participation in the World Business Council for Sustainable Development’s Urban Infrastructure Initiative (UII) has allowed us to engage with cities in the earliest stages of urban planning, contributing the necessary external perspective to help city authorities turn their sustainability visions into action. During 2012, UII teams have worked in diverse cities around the globe, including Tilburg (The Netherlands), Philadelphia (United States), Kobe (Japan) and Guadalajara (Mexico) to demonstrate the value of providing early business input into city planning and to set the stage for ongoing work. We assumed the leading role during the workshops in Guadalajara, the first Latin American city to work with the UII. As a result, the team presented distinct solutions and proposals on four key topics that demanded attention in the city: mobility and logistics; buildings and housing; security and social development; and waste management.

We have also started to work with a regional network in Mexico to develop a local model to address more specifically the unique dynamics of Latin American cities. During 2013, we expect to develop further studies in cities such as Querétaro, Torreón, Puebla and Mérida.

Affordable Housing and Infrastructure. We are a leading provider of affordable housing and high-scale infrastructure, as well as substantive collaborators in the socioeconomic development of emerging markets throughout the world. During 2011, we completed approximately 315 infrastructure projects, representing more than 8.3 million square meters of pavement for highways, mass transit projects, airport runways and city streets.

We have also made significant progress in meeting the need for affordable housing in our markets. In 2012 alone, we contributed to the construction of approximately 2,942 affordable homes in Mexico and Latin America, representing more than 131,000 square meters of affordable housing. This brings the total for the first three years of this initiative to almost 7,800 units, exceeding 315,000 square meters. In 2012, we expanded the initiative to the Dominican Republic, Puerto Rico and Colombia.

Notable projects include:

•	800-unit project in Oaxaca, Mexico where CEMEX is rebuilding homes for those that suffered from the earthquake in September 2012;

•	700-unit Higuamo development in the Dominican Republic;

•

Four high-rise projects with a total of more than 5,000 units awarded to CEMEX by the government of Colombia. This vertical building type will significantly contribute to the re-densification of cities and has made CEMEX a pioneer in vertical affordable housing in Mexico after its use in a housing project of 100 units in Jalisco, Mexico.

In 2013, we plan to introduce other construction systems, such as ICF (Insulated Concrete Forms) or precast concrete, and develop strategies for expanding our affordable housing efforts in the United States and Europe.

Enhance our Carbon Strategy. Climate change poses significant challenges to our society, and we are committed to applying our skills, technologies and determination to contribute to the development of a low-carbon economy. We have been successful in increasing alternative fuel substitution rates to approximately 27.1% in 2012, well on track to meet our ambitious target of 35% substitution rate by 2015. During 2012, five new projects qualified for Certified Emission Reduction (“CER”) credits under the Clean Development Mechanism (“CDM”). In total, we have 13 projects that qualify for CERs under the CDM. In addition, CEMEX has also successfully registered a carbon reduction initiative under a voluntary program known as Verified Carbon Standard.

Implementation of the CEMEX CO2 Footprint Tool has grown from 29% of our sites in 2010 to 100% of cement, aggregate and ready-mix sites under our operational control in 2012. This tool allows us to measure the greenhouse gas emissions of our cement, ready-mix concrete and aggregates products.

Excellence in Environmental and Biodiversity Management. We are committed to mitigating the impacts that our facilities, quarries and logistics have on their surrounding communities and ecosystems. Toward this end, we have a set of global initiatives that include: monitoring and controlling air emissions; managing land and conserving biodiversity within and around sites; minimizing disturbances, such as noise, vibration and traffic; optimizing water use; and reducing and recycling waste. During 2012, changes in the geographic pattern of our production (such as the reduction in the Northern Europe and the Mediterranean region, where we have full coverage in operating kilns) prevented us from increasing the percentage of clinker produced with continuous monitoring of major emissions, which remained flat at 80%. However, we maintain our commitment of full monitoring by the end of 2015.

We are also on track to achieve our target of 100% of implemented rehabilitation plans and Biodiversity Action Plans (“BAPs”) for our quarries by 2015. We continued our successful partnership with BirdLife International, and after developing our BAP standard in the previous year, we implemented this methodology at six pilot sites in 2012, one in each CEMEX region. In two regions, we completed key project stages and for the remaining four regions, we created work plans. In addition, in 2012, we continued working in partnership with the International Union for Conservation of Nature, jointly developing a protocol to standardize water measurement and management at our operations. Starting this year, the methodology will be rolled out to all of the businesses in the countries in which CEMEX operates in order to minimize the company’s water footprint and increase its water efficiency.

Strengthen Communities. Bringing together economic, educational and people resources, we are creating innovative solutions to social challenges and more sustainable communities. CEMEX strives to identify the needs and concerns of the communities where we operate and collaborate to address them. By leveraging CEMEX’s strengths and experience, we jointly develop project proposals that are relevant to each community.

Patrimonio Hoy is our flagship community initiative that helps low-income families realize their dream of home ownership. Combining the global presence of CEMEX distribution with the power of microcredit, the program offers families financial and technical assistance in the construction of their homes. With more than 100 offices in Latin America, during 2012, we reached almost 43,000 new partners, bringing the accumulated total to 396,845. In 2012 we built 447,396 square meters of living space, resulting in an accumulated total of more than 3 million square meters.

In the Philippines, CEMEX leaders recognized that a shortage of quality housing was a threat to employee quality of life, their productivity and the company’s ability to retain staff. CEMEX developed a customized housing solution based on input from the employees about their living preferences. The result was the Las Casas de Naga iHouse pilot project. Serving as the community developer, CEMEX is coordinating all aspects of planning, development and construction of 180 homes in a community that will feature playgrounds, urban agriculture, multi-purpose buildings and sports courts, sound roads, efficient water and waste management, a grocery store and transportation to and from the cement plant.

We also continue to expand our “Productive Centers for Self-employment” (“CPAs”). Started in 2006, there are now 76 established CPAs with 36 new units opened in Mexico and three in Colombia.

In 2012, CEMEX also became founding partner of New Employment Opportunities (“NEO”), an initiative to prepare young people, particularly disadvantaged ones, for entry level jobs in Latin America and the Caribbean. Other founding partners include the Multilateral Investment Fund, a member of the Inter-American Development Bank Group (“IDB”), the International Youth Foundation, the IDB’s Social Sector, Arcos Dorados, Caterpillar, Microsoft and Walmart.

Partnership with Key Stakeholders. We continuously interact with a wide variety of stakeholders to discuss and address society’s pressing needs. Within our sustainability model, we have defined four core stakeholder groups: our people, our neighbors, our business partners and our world. Beyond this, we actively engage with our sustainability reporting advisory panel, a group of leading experts, who provide important and valuable advice. In 2012, 97% of our operations have community engagement plans and 54% of our operations have employee volunteering programs.

In 2012, we completed the third phase of our Supplier Sustainability Program by issuing our Code of Conduct for Doing Business with Us. The code is based on the result of a benchmark study analyzing industry best practices, the 10 UN Global Compact principles and the procurement clauses contained in the CEMEX Code of Ethics and Business Conduct.

We also continued to leverage our knowledge and resources and promote our sustainability priorities and vision through strategic global partnerships and memberships with recognized global and local organizations, such as the Clinton Initiative, Conservation International and Earth Focus, MIT Concrete Sustainability Hub, The Cement Sustainability Initiative from the World Business Council for Sustainable Development, among many others.

Health and Safety. In 2012, CEMEX began implementing a new Global Health and Safety Management System to bring alignment and structure to health and safety activities while empowering leaders to choose solutions that work best locally. We find that leadership driven initiatives are having the greatest impact on our health and safety performance with most countries seeing significant improvement in their key performance indicators. LEGACY, our health and safety leadership training course has continued to be a success across our worldwide operations with courses being run on a regular basis for managers at all levels. While no level of fatalities are acceptable, the combined number of employee, contractor and third party fatalities in connection with CEMEX activities went down by 59% compared to 2011. Moreover our employee Lost-Time Injury rate (per million hours worked) decreased to 2.0, a 13% reduction vs. 2011. There was also a nine percent improvement in the 2012 CEMEX Total Recordable Injury Frequency Rate compared to 2011, with a rate of 5.9 compared to 6.5 the year before. However, the Sickness Absence Rate for CEMEX increased from 1.8 to 2.5 when compared to 2011.

In 2012, we had a lost-time injury (LTI) rate of 2.0, which is an improvement over 2011’s rate of 2.3.

During 2012, we increased the percentage of our operations that have implemented a local health management system to 83%, from 82% in 2011, 79% in 2010 and 76% in 2009. To complement these systems, operations are continuing to promote the CEMEX Health Essentials, which provides managers in all business units with practical and easy-to-use materials on 12 key topics including heart and back health, stress management and nutrition.

The following table sets forth our performance indicators with respect to safety by geographic location for the year ended December 31, 2012:

	Mexico	United States	Northern Europe	The Mediterranean	South America and the Caribbean	Asia	Total CEMEX
Total fatalities, employees, contractors and other third parties (#)	8	1	1	5	2	1	18
Fatalities employees (#)	—	1	—	—	—	—	1
Fatality rate employees(1)	—	1.07	—	—	—	—	0.22
Lost-Time injuries (LTI), employees (#)	84	64	15	7	41	2	213
Lost-Time injuries (LTI), contractors (#)	42	0	14	7	35	5	104
Lost-Time injury (LTI) frequency rate, employees per million hours worked	3.04	3.03	0.67	0.75	3.20	0.69	2.00

(1)	Incidents per 10,000 people in a year.

Our Corporate Structure

We are a holding company, and operate our business through subsidiaries that, in turn, hold interests in our cement and ready-mix concrete operating companies, as well as other businesses. The following chart summarizes our corporate structure as of December 31, 2012. The chart also shows, for each company, our approximate direct or indirect percentage equity ownership or economic interest. The chart has been simplified to show only our major holding companies in the principal countries in which we operate and does not include all our intermediary holding companies and our operating company subsidiaries.

Our Corporate Structure as of December 31, 2012

(1)	Includes approximate 99.87% interest pledged as part of the Collateral.
(2)	Includes approximate 99.99% interest pledged as part of the Collateral.
(3)	Includes approximate 100% interest pledged as part of the Collateral.
(4)	CEMEX, S.A.B. de C.V. and Centro Distribuidor indirectly hold 100% of New Sunward through other intermediate subsidiaries.
(5)	Includes New Sunward’s and CEMEX, S.A.B. de C.V.’s interest.

(6)	Includes approximate 99.63% interest pledged as part of the Collateral.
(7)	Includes CEMEX España’s 69.39% interest and CEMEX France’s 30.61% interest.
(8)	On March 15, 2011, EMBRA AS changed its legal name to CEMEX AS. CEMEX AS is an operational company and also the holding company for operations in Finland, Norway and Sweden.
(9)	Includes CEMEX Asia Holdings Ltd.’s (“Cemex Asia Holdings”) 70% indirect economic interest and 30% equity ownership by CEMEX España.
(10)	Represents CEMEX Asia Holdings’ indirect economic interest.
(11)	Represents our economic interest in three UAE companies: CEMEX Topmix LLC, CEMEX Supermix LLC and CEMEX Falcon LLC. We own a 49% equity interest in each of these companies, and we have purchased the remaining 51% of the economic benefits through agreements with other shareholders.
(12)	Includes CEMEX (Costa Rica), S.A.’s 98% interest and CEMEX Latam’s 2% indirect interest.
(13)	On July 24, 2012, changed its name from Readymix plc to Readymix Limited.
(14)	On December 4, 2009 Dalmacijacement d.d. changed its legal name to CEMEX Hrvatska d.d.
(15)	Represents our 33.95% in ordinary shares and our 11.64% in preferred shares.
(16)	Represents CEMEX Asia Holdings’ economic interest in 2 companies in China: CEMEX Tianjin and CEMEX Qingdao, with a 99% interest in CEMEX Tianjin and a 100% interest in CEMEX Qingdao.
(17)	Excludes CEMEX Latam shares held in CEMEX Latam’s treasury.
(18)	Represents CEMEX Latam’s economic interest in 6 Guatemala companies: Global Cement, S.A., Global Concrete, S.A., Gestion Integral de Proyectos, S.A., Equipos para uso de Guatemala, S.A., Cementos de Centroamérica, S.A., and Line, S.A.

Mexico

Overview. Our operations in Mexico represented approximately 21% of our net sales in Peso terms before eliminations resulting from consolidation. As of December 31, 2012, our business in Mexico represented approximately 30% of our total installed cement capacity and approximately 17% of our total assets.

As of December 31, 2012, we owned 100% of the outstanding capital stock of CEMEX México. CEMEX México is a direct subsidiary of CEMEX, S.A.B. de C.V. and is both a holding company for some of our operating companies in Mexico and an operating company involved in the manufacturing and marketing of cement, plaster, gypsum, groundstone and other construction materials and cement by-products in Mexico. CEMEX México, indirectly, is also the holding company for our international operations. CEMEX México, together with its subsidiaries, accounts for a substantial part of the revenues and operating income of our operations in Mexico.

In September 2006, we announced a plan to construct a new kiln at our Tepeaca cement plant in Puebla, Mexico. The current production capacity of the Tepeaca cement plant is approximately 3.3 million tons of cement per year. The construction of the new kiln, which is designed to increase our total production capacity in the Tepeaca cement plant to approximately 7.4 million tons of cement per year, is expected to be completed in 2015. We anticipate spending a total of approximately U.S.$570 million on the construction of this new kiln, which includes capital expenditures of approximately U.S.$459 million incurred through the end of 2012. We did not make any capital expenditures for the construction of the new kiln in 2012. We expect to spend approximately U.S.$111 million through completion.

In 2001, we launched the Construrama program, a registered brand name for construction material stores. Through the Construrama program, we offer to an exclusive group of our Mexican distributors the opportunity to sell a variety of products under the Construrama brand name, a concept that includes the standardization of stores, image, marketing, products and services. As of December 31, 2012, approximately 800 independent concessionaries with more than 2,100 stores were integrated into the Construrama program, with nationwide coverage.

Industry. The latest release by the Instituto Nacional de Estadística y Geografía (INEGI) indicates that total construction investment increased by approximately 5.5% (in real terms) as of September 30, 2012, compared to 2011. This positive performance was supported by the expansion of both residential (4.9%) and non-residential sectors (5.8%). In addition, public construction investment increased by approximately 10.7% and construction GDP increased approximately 4.8% (in real terms). INEGI has not yet published construction information for the fourth quarter of 2012.

Cement in Mexico is sold principally through distributors, with the remaining balance sold through ready-mix concrete producers, manufacturers of pre-cast concrete products and construction contractors. Cement sold through distributors is mixed with aggregates and water by the end user at the construction site to form concrete. Ready-mix concrete producers mix the ingredients in plants and deliver it to local construction sites in mixer trucks, which pour the concrete. Unlike more developed economies, where purchases of cement are concentrated in the commercial and industrial sectors, retail sales of cement through distributors in 2012 accounted for approximately 56% of Mexico’s demand. Individuals who purchase bags of cement for self-construction and other basic construction needs are a significant component of the retail sector. We estimate that about 30% of total demand in Mexico comes from individuals who address their own construction needs. We believe that this large retail sales base is a factor that significantly contributes to the overall performance of the Mexican cement market.

The retail nature of the Mexican cement market also enables us to foster brand loyalty, which distinguishes us from other worldwide producers selling primarily in bulk. We own the registered trademarks for our brands in Mexico, such as “Tolteca,” “Monterrey,” “Maya,” “Anáhuac,” “Campana,” “Gallo,” and “Centenario.” We believe that these brand names are important in Mexico since cement is principally sold in bags to retail customers who may develop brand loyalty based on differences in quality and service. In addition, we own the registered trademark for the “Construrama” brand name for construction material stores.

Competition. In the early 1970s, the cement industry in Mexico was regionally fragmented. However, over the last 40 years, cement producers in Mexico have increased their production capacity and the Mexican cement industry has consolidated into a national market, thus becoming increasingly competitive. The major cement producers in Mexico are CEMEX; Holcim Apasco, an affiliate of Holcim Ltd.; Sociedad Cooperativa Cruz Azul, a Mexican operator; Cementos Moctezuma, an associate of Ciments Molins; Grupo Cementos de Chihuahua, S.A.B. de C.V., or Cementos Chihuahua, a Mexican operator, whose holding company is 49% owned by us; and Lafarge Cementos, a subsidiary of Lafarge. In 2013, a new cement producer, Elementia (Cementos Fortaleza), is expected to enter the market. The major ready-mix concrete producers in Mexico are CEMEX, Holcim Apasco, Sociedad Cooperativa Cruz Azul and Cementos Moctezuma.

Potential entrants into the Mexican cement market face various impediments to entry, including:

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the time-consuming and expensive process of establishing a retail distribution network and developing the brand identification necessary to succeed in the retail market, which represents the bulk of the domestic market;

•	the lack of port infrastructure and the high inland transportation costs resulting from the low value-to-weight ratio of cement;

•	the distance from ports to major consumption centers and the presence of significant natural barriers, such as mountain ranges, which border Mexico’s east and west coasts;

•	the strong brand recognition and the wide variety of special products with enhanced properties;

•	the extensive capital expenditure requirements; and

•	the length of time required for construction of new plants, which is approximately two years.

Our Operating Network in Mexico

During 2012, we operated 13 out of our total of 15 cement plants (two were temporarily shut down given market conditions) and 85 cement distribution centers (including seven marine terminals) located throughout Mexico. We operate modern cement plants on the Gulf of Mexico and Pacific coasts, allowing us to take advantage of low transportation costs to export to the United States, the Caribbean, and Central and South America.

Cement Plants 15
Marine Terminals 7
Ready-Mix Plants 323
Cement Terminals 78

Aggregates Plants 16

Products and Distribution Channels

Cement. Our cement operations represented approximately 53% of net sales for our operations in Mexico before eliminations resulting from consolidation in 2012. Our domestic cement sales volume represented approximately 94% of our total cement sales volume in Mexico for 2012. As a result of the retail nature of the Mexican market, our operations in Mexico are not dependent on a limited number of large customers. The five most important distributors in the aggregate accounted for approximately 11% of our total cement sales in Mexico by volume in 2012.

Ready-Mix Concrete. Our ready-mix operations represented approximately 24% of net sales for our operations in Mexico before eliminations resulting from consolidation in 2012. Our ready-mix operations in Mexico purchase all their cement requirements from our cement operations in Mexico. Ready-mix concrete is sold through our own internal sales force and facilities network.

Aggregates. Our aggregates operations represented approximately 5% of net sales for our operations in Mexico before eliminations resulting from consolidation in 2012.

Exports. Our operations in Mexico export a portion of their cement production, mainly in the form of cement and to a lesser extent in the form of clinker. Exports of cement and clinker by our operations in Mexico represented approximately 6% of our total cement sales volume in Mexico for 2012. In 2012, approximately 17% of our cement and clinker exports from Mexico were to the United States, 32% to Central America and the Caribbean and 52% to South America.

The cement and clinker exports by our operations in Mexico to the United States are marketed through subsidiaries of CEMEX Corp., the holding company of CEMEX, Inc. All transactions between CEMEX and the subsidiaries of CEMEX Corp., which act as our U.S. importers, are conducted on an arm’s-length basis.

Production Costs. Our cement plants in Mexico primarily utilize petcoke, but several are designed to switch to fuel oil and natural gas with minimum downtime. We have entered into two 20-year contracts with Petróleos Mexicanos, or PEMEX, pursuant to which PEMEX has agreed to supply us with a total of 1.75 million tons of petcoke per year, including TEG coke consumption, through 2023. Petcoke is petroleum coke, a solid or fixed carbon substance that remains after the distillation of hydrocarbons in petroleum and that may be used as fuel in the production of cement. The PEMEX petcoke contracts have reduced the volatility of our fuel costs. In addition, since 1992, our operations in Mexico have begun to use alternative fuels, to further reduce the consumption of residual fuel oil and natural gas. These alternative fuels represented approximately 18% of the total fuel consumption for our operations in Mexico in 2012.

In 1999, we reached an agreement with the Termoeléctrica del Golfo, or TEG, consortium for the financing, construction and operation of a 230 megawatt energy plant in Tamuin, San Luis Potosí, Mexico. We entered into this agreement in order to reduce the volatility of our energy costs. The total cost of the project was approximately U.S.$360 million. The power plant commenced commercial operations in April 2004. In February 2007, the original members of the consortium sold their participations in the project to a subsidiary of The AES Corporation. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Summary of Material Contractual Obligations and Commercial Commitments — Commercial Commitments.”

In 2006, in order to take advantage of the high wind potential in the “Tehuantepec Isthmus,” CEMEX and the Spanish company ACCIONA, S.A., or ACCIONA, formed an alliance to develop a wind farm project for the generation of 250 megawatts in the Mexican state of Oaxaca. We acted as promoter of the project, which was named “EURUS.” ACCIONA provided the required financing, constructed the facility and currently operates the wind farm. The installation of 167 wind turbines in the farm was finished on November 15, 2009. For additional information, see “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Summary of Material Contractual Obligations and Commercial Commitments — Commercial Commitments.”

We have, from time to time, purchased hedges from third parties to reduce the effect of volatility in energy prices in Mexico. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Liquidity and Capital Resources.”

Description of Properties, Plants and Equipment. As of December 31, 2012, we had 15 wholly-owned cement plants located throughout Mexico, with a total installed capacity of 29.3 million tons per year, of which two were temporarily shut down given market conditions. We have exclusive access to limestone quarries and clay reserves near each of our plant sites in Mexico. We estimate that, as of December 31, 2011, the limestone and clay permitted proven and probable reserves of our operations in Mexico had an average remaining life of approximately 69 and 88 years, respectively, assuming 2007-2011 average annual cement production levels. As of December 31, 2012, all our production plants in Mexico utilized the dry process.

As of December 31, 2012, we had a network of 78 land distribution centers in Mexico, which are supplied through a fleet of our own trucks and rail cars, as well as leased trucks and rail facilities, and operated seven marine terminals. In addition, we had 323 (200 in operation) ready-mix concrete plants throughout 85 cities in Mexico, more than 2,500 ready-mix concrete delivery trucks and 16 aggregates quarries.

As part of our global cost-reduction initiatives we have made temporary capacity adjustments and rationalizations in four of our cement plants in Mexico. In addition, in 2012, we closed approximately 7% of our production capacity in our ready-mix plants throughout Mexico.

Capital Expenditures. We made capital expenditures of approximately U.S.$87 million in 2010, U.S.$89 million in 2011 and U.S.$98 million in 2012 in our operations in Mexico. We currently expect to make capital expenditures of approximately U.S.$90 million in our operations in Mexico during 2013.

United States

Overview. Our operations in the United States represented approximately 19% of our net sales in Peso terms before eliminations resulting from consolidation. As of December 31, 2012, our business in the United States represented approximately 18% of our total installed cement capacity and approximately 43% of our total assets. As of December 31, 2012, we held 100% of CEMEX, Inc., the main holding company of our operating subsidiaries in the United States.

As of December 31, 2012, we had a cement manufacturing capacity of approximately 17.1 million tons per year in our operations in the United States, including 1.2 million tons in proportional interests through non-controlling holdings. As of December 31, 2012, we operated a geographically diverse base of 13 cement plants located in Alabama, California, Colorado, Florida, Georgia, Kentucky, Ohio, Pennsylvania, Tennessee and Texas. As of that date, we also operated 47 rail, truck or water served active cement distribution terminals in the United States. As of December 31, 2012, we had 421 ready-mix concrete plants located in the Alabama, Arizona, California, Florida, Georgia, New Mexico, Nevada, North Carolina, Oregon, South Carolina, Tennessee, Texas and Washington and aggregates facilities in Alabama, Arizona, California, Florida, Georgia, New Mexico, Nevada, North Carolina, Oregon, South Carolina, Texas and Washington.

On July 1, 2005, we and Ready Mix USA, a privately owned ready-mix concrete producer with operations in the southeastern United States, established two jointly-owned limited liability companies, CEMEX Southeast, LLC, a cement company, and Ready Mix USA LLC, a ready-mix concrete company, to serve the construction materials market in the southeast region of the United States.

Pursuant to the terms of the limited liability company agreements, Ready Mix USA had a put option right, which, upon exercise, required us to acquire Ready Mix USA’s interest in CEMEX Southeast, LLC and Ready Mix USA LLC. As a result of Ready Mix USA’s exercise of its put option (see note 15B to our 2012 audited consolidated financial statements included in the March 1st 6-K), and after performance of the obligations by both parties under the put option agreement, effective as of August 1, 2011, through the payment of approximately U.S.$352 million (approximately Ps4,914 million), we acquired our former joint venture partner’s interests in CEMEX Southeast, LLC and Ready Mix USA, LLC, including a non-compete and a transition services agreement. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Investments, Acquisitions and Divestitures — Investments and Acquisitions” for additional information regarding the Ready Mix USA put option right.

On September 18, 2007, we announced our intention to begin the permitting process for the construction of a 1.7 million ton cement manufacturing facility near Seligman, Arizona. The state-of-the-art facility would manufacture cement to serve the future growth of Arizona, including the Phoenix metropolitan area. As a result of current market conditions and consistent with the reduction of our expansion capital expenditure program, we have delayed the completion of this project. As of December 31, 2009, we had spent a total of approximately U.S.$14 million on this project, and we did not incur capital expenditures from 2010 through 2012. We do not plan to incur capital expenditures in the construction of the Seligman Crossing Plant during 2013. Since 2011, due to the low levels of construction activity and increased costs, we implemented a minimum margin strategy in our Arizona operations, closed under-utilized facilities and reduced headcount, to pursue improvement in the profitability of our operations in the region.

With the acquisition of Mineral Resource Technologies, Inc. in August 2003, we became an important player in the fly ash market. Fly ash is a mineral residue resulting from the combustion of powdered coal in electric generating plants. Fly ash has the properties of cement and may be used in the production of more durable concrete. Mineral Resource Technologies, Inc. is one of the six largest fly ash companies in the United States, providing fly ash to customers in 25 states. We also own regional pipe and precast businesses, along with concrete block and paver plants in the Carolinas and Florida.

Industry. Demand for cement is derived from the demand for ready-mix concrete and concrete products which, in turn, is dependent on the demand for construction. The construction industry is composed of three major sectors: the residential sector, the industrial and commercial sector, and the public sector. The public sector is the most cement intensive sector, particularly for infrastructure projects such as streets, highways and bridges. While overall cement demand is sensitive to the business cycle, demand from the public sector is more stable and has helped to soften the decline in demand during periodic economic recessions.

The construction industry is now recovering from the recession experienced during 2008 and 2009, which was the worst downturn in over 70 years. The construction industry was hit particularly hard during this recession due to the collapse of the housing sector. The massive job losses during the recession pushed home foreclosures to record levels, which resulted in excess inventories and a decline of over 30% in home prices. As a result, new construction plummeted, with housing starts declining 73% from a peak of 2.1 million units in 2005 to only 554,000 units in 2009. The decline in housing and other construction activity resulted in a 45% decline in cement demand from 2006 to 2010. In addition, the massive losses in the financial sector led to government bailouts and financial reforms, such as the Dodd-Frank Wall Street Reform and Consumer Protection Act. These actions, together with unprecedented fiscal stimulus and expansionary monetary policies, helped pull the economy out of the recession in the second half of 2009. The economic recovery has proceeded at a relatively moderate pace, with real GDP growth of 2.4% in 2010, 1.8% in 2011 and 2.2% in 2012. With the economy growing again, the construction sector stabilized in 2010 and 2011 and joined the economy-wide recovery in 2012 with increased spending. Total nominal construction spending increased by 9.2% in 2012, with the residential sector up 16.8%, the industrial and commercial sector up 13.9% and the public sector up 3.5%. The residential sector is gaining some momentum due to affordability being at a record high and substantial pent-up demand coming back to the market. Housing inventories have returned to near record lows and home prices are increasing again in most markets. Housing starts increased 28% in 2012, from 609,000 in 2011 to 780,000 units in 2012, and reached a seasonally adjusted annual pace of 898,000 units in the fourth quarter of 2012. Cement demand has increased for the second consecutive year with actual reported cement demand up 9.5% over the prior year through November 2012. This follows a 2.7% increase in cement demand in 2011.

Competition. The cement industry in the United States is highly competitive. We compete with national and regional cement producers in the United States. Our principal competitors in the United States are Holcim, Lafarge, Buzzi-Unicem, Heidelberg Cement and Ash Grove Cement.

The independent U.S. ready-mix concrete industry is highly fragmented. According to the National Ready Mixed Concrete Association (“NRMCA”), it is estimated that there are about 6,000 ready-mix concrete plants that produce ready-mix concrete in the United States and about 55,000 ready-mix concrete mixer trucks that deliver the concrete to the point of placement. The NRMCA estimates that the value of ready-mix concrete produced by the industry is approximately U.S.$26 billion per year. Given that the concrete industry has historically consumed approximately 75% of all cement produced annually in the United States, many cement companies choose to develop concrete plant capabilities.

Aggregates are widely used throughout the United States for all types of construction because they are the most basic materials for building activity. The U.S. Geological Survey (USGS) estimates over 2 billion metric tons of aggregates were produced in 2012, an increase of about 7% over 2011. The U.S. aggregates industry is highly fragmented and geographically dispersed. The top ten producing states represent approximately 50% of all production. According to the USGS, during 2012, an estimated 4,000 companies operated approximately 6,500 sand and gravel sites and 1,550 companies operated 4,000 crushed stone quarries and 91 underground mines in the 50 U.S. states.

Our Operating Network in the United States

The maps below reflect the location of our operating assets, including our cement plants and cement terminals in the United States as of December 31, 2012.

Cement Plants 13
Deep-Water Import Terminals 4
Ready-Mix Plants 421
Cement Terminals (domestic) 43
Number in State

Active Aggregates Quarries 74

Products and Distribution Channels

Cement. Our cement operations represented approximately 28% of our operations in the United States’ net sales before eliminations resulting from consolidation in 2012. We deliver a substantial portion of cement by rail. Occasionally, these rail shipments go directly to customers. Otherwise, shipments go to distribution terminals where customers pick up the product by truck or we deliver the product by truck. The majority of our cement sales are made directly to users of gray portland and masonry cements, generally within a radius of approximately 200 miles of each plant.

Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 33% of our operations in the United States’ net sales before eliminations resulting from consolidation in 2012. Our ready-mix concrete operations in the United States purchase most of their cement requirements from our cement operations in the United States and roughly two-thirds of their aggregates requirements from our aggregates operations in the United States. Our ready-mix concrete products are mainly sold to residential, commercial and public contractors and to building companies.

Aggregates. Our aggregates operations represented approximately 16% of net sales for our operations in the United States before eliminations resulting from consolidation in 2012. We estimate that, as of December 31, 2011, the hard rock and sand/gravel permitted proven and probable reserves of our operations in the United States had an average remaining life of approximately 34 and 27 years, respectively, assuming 2007-2011 average annual cement production levels. Our aggregates are consumed mainly by our internal operations and by our trade customers in the ready-mix, concrete products and asphalt industries.

Production Costs. The largest cost components of our plants are electricity and fuel, which accounted for approximately 32% of our total production costs of our cement operations in the United States in 2012. We are currently implementing a program to gradually replace coal with more economic fuels, such as petcoke, tires and other alternative fuels, which has resulted in reduced energy costs. By retrofitting our cement plants to handle alternative energy fuels, we have gained more flexibility in supplying our energy needs and have become less vulnerable to potential price spikes. In 2012, the increased use of alternative fuels helped to offset the effect on our fuel costs of increasing coal prices. Power costs in 2012 represented approximately 16% of our cash manufacturing cost of our cement operations in the United States, which represents production cost before depreciation. We have improved the efficiency of our electricity usage of our cement operations in the United States, concentrating our manufacturing activities in off-peak hours and negotiating lower rates with electricity suppliers.

Description of Properties, Plants and Equipment. As of December 31, 2012, we operated 13 cement manufacturing plants in the United States, and had a total installed capacity of 17.0 million tons per year, including 1.2 million tons representing our proportional interests through associates in five other cement plants. We estimate that, as of December 31, 2011, the limestone and clay permitted proven and probable reserves of our operations in the United States had an average remaining life of approximately 50 and 52 years, respectively, assuming 2007-2011 average annual cement production levels. As of that date, we operated a distribution network of 47 cement terminals. All of our 13 cement production facilities in 2012 were wholly-owned except for the Louisville, Kentucky plant, which is owned by Kosmos Cement Company, a joint venture in which we own a 75% interest and a subsidiary of Dyckerhoff AG owns a 25% interest. As of December 31, 2012, we had 421 wholly-owned ready-mix concrete plants and operated 74 aggregates quarries. As of December 31, 2012, we distributed fly ash through 14 terminals and seven third-party-owned utility plants, which operate both as sources of fly ash and distribution terminals. As of that date, we also owned 134 concrete block, paver, pipe, precast, asphalt and gypsum products distribution facilities.

We have continued to take a number of actions to streamline our operations and improve productivity, including temporary capacity adjustments and rationalizations in some of our cement plants, and shutdowns of ready-mix and block plants and aggregates quarries. We are currently utilizing approximately 69% of our ready-mix plants, 58% of our block manufacturing plants and 76% of our aggregates quarries in the United States.

On January 22, 2010, we announced the permanent closure of our Davenport cement plant located in northern California. The plant had been closed on a temporary basis since March 2009 due to the economic conditions. We have been serving our customers in the region through our extensive network of terminals in northern California, which are located in Redwood City, Richmond, West Sacramento and Sacramento. Since March 2009, our state-of-the-art cement facility in Victorville, California has provided and will continue to provide cement to this market more efficiently than the Davenport plant. Opened in 1906, Davenport was the least efficient of our 14 plants in the United States to operate. We sold a portion of the Davenport facility in 2011 for U.S.$30 million and a portion in 2012 for U.S.4.2 million.

Capital Expenditures. We made capital expenditures of approximately U.S.$75 million in 2010, U.S.$66 million in 2011 and U.S.$149 million in 2012 in our operations in the United States. We currently expect to make capital expenditures of approximately U.S.$131 million in our operations in the United States during 2013.

Northern Europe

For the year ended December 31, 2012, our business in Northern Europe, which includes our operations in the United Kingdom, Germany, France and our Rest of Northern Europe segment, as described below, represented approximately 26% of our net sales before eliminations resulting from consolidation. As of December 31, 2012, our business in Northern Europe represented approximately 13% of our total installed capacity and approximately 15% of our total assets.

Our Operations in the United Kingdom

Overview. Our operations in the United Kingdom represented approximately 7% of our net sales in Peso terms, before eliminations resulting from consolidation, and approximately 6% of our total assets, for the year ended December 31, 2012.

As of December 31, 2012, we held 100% of CEMEX Investments Limited, the main holding company of our operating subsidiaries in the United Kingdom. We are a leading provider of building materials in the United Kingdom with vertically integrated cement, ready-mix concrete, aggregates and asphalt operations. We are also an important provider of concrete and precast materials solutions such as concrete blocks, concrete block paving, flooring systems and sleepers for rail infrastructure.

Industry. According to the United Kingdom’s Office for National Statistics, in 2012, the GDP of the United Kingdom was estimated to have contracted by 0.1% compared to an 0.8% growth in 2011. Total construction output is estimated to have fallen by 8.8% in 2012, as compared to a 2.5% increase in 2011 over the preceding year. Both private and public sector housing are estimated to have fallen, with the decline in private housing less steep than in public housing. Infrastructure and other public works showed the steepest decline across all sectors, with industrial and commercial sector also showing significant decline. According to the Mineral Products Association, domestic cement demand reduced by approximately 7% in 2012 compared to 2011.

Competition. Our primary competitors in the United Kingdom are Lafarge, Heidelberg, Tarmac, and Aggregate Industries (a subsidiary of Holcim), each with varying regional and product strengths. In 2011, Lafarge and Tarmac announced an agreement to combine their cement, ready-mix concrete, aggregates, asphalt and contracting businesses in the United Kingdom in a 50:50 joint venture, Lafarge Tarmac JV. The transaction was subject to regulatory approvals and led to the required divestiture of a number of significant assets held by the parties. At the end of 2012, Mittal Investments was announced as the successful bidder for the divested assets, which included a cement plant, a network of 172 ready-mix plants, five aggregates quarries and two asphalt plants. Completion of the Lafarge Tarmac JV is expected early 2013. In addition, the sale to Mittal represents a new integrated competitor in the United Kingdom market.

Our Operating Network in the United Kingdom

Products and Distribution Channels

Cement. Our cement operations represented approximately 16% of net sales for our operations in the United Kingdom before eliminations resulting from consolidation for the year ended December 31, 2012. About 82% of our United Kingdom cement sales were of bulk cement, with the remaining 18% in bags. Our bulk cement is mainly sold to ready-mix concrete, concrete block and pre-cast product customers and contractors. Our bagged cement is primarily sold to national builders’ merchants. During 2012, our operations in the United Kingdom imported approximately 129,000 metric tons of clinker, of which 100,000 metric tons were from our cement operations in Spain and 29,000 metric tons were from CRH plc in Ireland.

Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 26% of net sales for our operations in the United Kingdom before eliminations resulting from consolidation in 2012. Special products, including self-compacting concrete, fiber-reinforced concrete, high strength concrete, flooring concrete and filling concrete, represented 16% of our 2012 United Kingdom sales volume. Our ready-mix concrete operations in the United Kingdom in 2012 purchased approximately 72% of their cement requirements from our cement operations in the United Kingdom and approximately 77% of their aggregates requirements from our aggregates operations in the United Kingdom. Our ready-mix concrete products are mainly sold to public, commercial and residential contractors.

Aggregates. Our aggregates operations represented approximately 24% of net sales for our operations in the United Kingdom before eliminations resulting from consolidation in 2012. In 2012, our United Kingdom aggregates sales were divided as follows: 52% were sand and gravel, 39% limestone and 9% hard stone. In 2012, 15% of our aggregates volumes were obtained from marine sources along the United Kingdom coast. In 2012, approximately 45% of our United Kingdom aggregates production was consumed by our own ready-mix concrete operations as well as our asphalt, concrete block and precast operations. We also sell aggregates to major contractors to build roads and other infrastructure projects.

Production Costs

Cement. In 2012, fixed production costs were reduced by 1%. Variable costs increased by 7%, primarily as a result of imported clinker and rising electricity costs. We continued to implement our cost reduction programs and increased the use of alternative fuels by 4% in 2012.

Ready-Mix Concrete. In 2012, we reduced fixed production costs by 4%, as compared to fixed production costs in 2011. Seven ready-mix plants were closed as part of our capacity management measures.

Aggregates. In 2012, we reduced fixed production costs by 4%, as compared to fixed production costs 2011. Five aggregates sites were closed in 2012.

Description of Properties, Plants and Equipment. As of December 31, 2012, we operated two cement plants and one clinker grinding facility in the United Kingdom (excluding Barrington, which was mothballed in November 2008 and is now permanently closed and dismantled). Assets in operation at year-end 2012 represent an installed cement capacity of 2.4 million tons per year. We estimate that, as of December 31, 2011, the limestone and clay permitted proven and probable reserves of our operations in the United Kingdom had an average remaining life of approximately 63 and 58 years, respectively, assuming 2007-2011 average annual cement production levels. As of December 31, 2012, we also owned five cement import terminals and operated 219 ready-mix concrete plants and 59 aggregates quarries in the United Kingdom. In addition, we had operating units dedicated to the asphalt, concrete blocks, concrete block paving, sleepers and flooring businesses in the United Kingdom.

In order to ensure increased availability of blended cements, which are more sustainable based on their reduced clinker factor and use of by-products from other industries, we built a grinding and blending facility at the Port of Tilbury, located on the Thames River east of London, in 2009. The facility, which started operations during May 2009, has an annual grinding capacity of approximately 1.2 million tons. In total, we spent approximately U.S.$93 million in the construction of this grinding and blending facility.

Capital Expenditures. We made capital expenditures of approximately U.S.$53 million in 2010, U.S.$47 million in 2011 and U.S.$43 million in 2012 in our operations in the United Kingdom. We currently expect to make capital expenditures of approximately U.S.$32 million in our operations in the United Kingdom during 2013.

Our Operations in Germany

Overview. As of December 31, 2012, we held 100% of CEMEX Deutschland AG, our main subsidiary in Germany. We are a leading provider of building materials in Germany, with vertically integrated cement, ready-mix concrete, aggregates and concrete products operations (consisting mainly of prefabricated concrete ceilings and walls).

Industry. According to Euroconstruct, total construction output in Germany was stagnate in 2012, decreasing 0.2% compared to 2011. Construction in the residential sector increased by 3.0% during 2012. According to the German Cement Association, in 2012, the national cement consumption in Germany decreased by 5% to 26.6 million tons, while the ready-mix concrete market decreased by 5% and the aggregates market decreased by 6%.

Competition. Our primary competitors in the cement market in Germany are Heidelberg, Dyckerhoff (a subsidiary of Buzzi-Unicem), Lafarge, Holcim and Schwenk, a local German competitor. These competitors, along with CEMEX, represent a market share of about 82%, as estimated by us for 2012. The ready-mix concrete and aggregates markets in Germany are fragmented and regionally heterogeneous, with many local competitors. The consolidation process in the ready-mix concrete markets and aggregates market is moderate.

Our Operating Network in Germany

Description of Properties, Plants and Equipment. As of December 31, 2012, we operated two cement plants in Germany (not including the Mersmann plant). As of December 31, 2012, our installed cement capacity in Germany was 4.9 million tons per year (excluding the Mersmann plant cement capacity). We estimate that, as of December 31, 2011, the limestone permitted proven and probable reserves of our operations in Germany had an average remaining life of approximately 41 years, assuming 2007-2011 average annual cement production levels. As of that date, our operations in Germany included three cement grinding mills, 172 ready-mix concrete plants, 42 aggregates quarries, two land distribution centers for cement, five land distribution centers for aggregates and two maritime terminals. In 2006, we closed the kiln at the Mersmann cement plant, and we do not contemplate resuming operations at this plant.

Capital Expenditures. We made capital expenditures of approximately U.S.$47 million in 2010, U.S.$26 million in 2011 and U.S.$35 million in 2012 in our operations in Germany. We currently expect to make capital expenditures of approximately U.S.$31 million in our operations in Germany during 2013.

Our Operations in France

Overview. As of December 31, 2012, we held 100% of CEMEX France Gestion (S.A.S.), our main subsidiary in France. We are a leading ready-mix concrete producer and a leading aggregates producer in France. We distribute the majority of our materials by road and a significant quantity by waterways, seeking to maximize the use of this efficient and sustainable alternative.

Industry. According to the Ministry of Ecology, Sustainable Development and Energy, housing starts in the residential sector decreased by 13.1% from November 2011 to November 2012. According to market consensus data, buildings starts through November 2012 compared to 2011 decreased by approximately 6% and demand from the public works sector increased by approximately 1.5% over the same period.

According to the French cement producers association as of November 2012, total cement consumption in France for 2012 is expected to be approximately 19.4 million tons, a 6% decrease compared to 2011. The decrease was primarily driven by a decrease in demand in the construction, residential and non-residential sectors, while demand from the public works sector remained flat.

Competition. Our main competitors in the ready-mix concrete market in France include Lafarge, Holcim, Italcementi and Vicat. Our main competitors in the aggregates market in France include Lafarge, Italcementi, Colas (Bouygues) and Eurovia (Vinci). Many of our major competitors in ready-mix concrete are subsidiaries of French cement producers, whereas we rely on sourcing cement from third parties.

Our Operating Network in France

Description of Properties, Plants and Equipment. As of December 31, 2012, we operated 245 ready-mix concrete plants in France, one maritime cement terminal located in LeHavre, on the northern coast of France, 15 land distribution centers, 43 aggregates quarries and 11 river ports.

Capital Expenditures. We made capital expenditures of approximately U.S.$23 million in 2010, U.S.$22 million in 2011 and U.S.$21 million in 2012 in our operations in France. We currently expect to make capital expenditures of approximately U.S.$19 million in our operations in France during 2013.

Rest of Northern Europe

Our operations in the Rest of Northern Europe, which as of December 31, 2012 consisted primarily of our operations in Ireland, the Czech Republic, Austria, Poland, Hungary and Latvia, as well as trading activities in Scandinavia and Finland, our other Northern European assets and our approximately 33% non-controlling interest in a Lithuanian company. These operations represented approximately 6% of our 2012 net sales in Peso terms, before eliminations resulting from consolidation, and approximately 3% of our total assets in 2012.

Our Operations in the Republic of Ireland

Overview. As of December 31, 2012, we held 100% of Readymix plc, our main subsidiary in the Republic of Ireland. On May 17, 2012, we acquired the 38.8% interest in Readymix plc that had not been owned by us for approximately €11 million. Our operations in the Republic of Ireland produce and supply sand, stone and gravel as well as ready-mix concrete, mortar and concrete blocks. As of December 31, 2012, we operated 21 ready-mix concrete plants, 17 aggregates quarries and 14 block plants located in the Republic of Ireland and Northern Ireland. During December 2012, the company sold its operations on the Isle of Man and signed an agreement to sell its operations in Northern Ireland. We expect that the sale of the business unit in Northern Ireland will be concluded during 2013, subject to approval of the relevant authorities.

Industry. According to Euroconstruct, total construction output in the Republic of Ireland is estimated to have decreased by 15% in 2012, reflecting the continued contraction in the housing sector. We estimate that total cement consumption in the Republic of Ireland and Northern Ireland reached 1.6 million tons in 2012, a decrease of 15% compared to total cement consumption in 2011.

Competition. Our main competitors in the ready-mix concrete and aggregates markets in the Republic of Ireland are CRH plc and the Kilsaran Group.

Capital Expenditures. We made capital expenditures of approximately U.S.$1 million in 2010, U.S.$1 million in 2011 and U.S.$1 million in 2012 in our operations in the Republic of Ireland. We currently expect to make capital expenditures of approximately U.S.$0.5 million in our operations in the Republic of Ireland during 2013.

Our Operations in Poland

Overview. As of December 31, 2012, we held 100% of CEMEX Polska Sp. ZO.O, or CEMEX Polska, our main subsidiary in Poland. We are a leading provider of building materials in Poland, serving the cement, ready-mix concrete and aggregates markets. As of December 31, 2012, we operated two cement plants and one grinding mill in Poland, with a total installed cement capacity of three million tons per year. As of December 31, 2012, we also operated 40 ready-mix concrete plants, seven aggregates quarries, six land distribution centers and two maritime terminals in Poland.

Industry. In addition, according to our estimates, total cement consumption in Poland reached approximately 16.1 million tons in 2012, a decrease of 17.5% compared to 2011.

Competition. Our primary competitors in the cement, ready-mix concrete and aggregates markets in Poland are Heidelberg, Lafarge, CRH and Dyckerhoff, Miebach.

Capital Expenditures. We made capital expenditures of approximately U.S.$10 million in 2010, U.S.$21 million in 2011 and U.S.$31 million in 2012 in our operations in Poland. We currently expect to make capital expenditures of approximately U.S.$24 million in our operations in Poland during 2013.

Our Operations in the Czech Republic

Overview. As of December 31, 2012, we held 100% of CEMEX Czech Republic, s.r.o., our operating subsidiary in the Czech Republic. We are a leading producer of ready-mix concrete and aggregates in the Czech Republic. We also distribute cement in the Czech Republic. As of December 31, 2012, we operated 56 ready-mix concrete plants, seven gravel pits and six aggregates quarries in the Czech Republic. As of that date, we also operated one cement grinding mill and one cement terminal in the Czech Republic.

Industry. According to the Czech Statistical Office, total construction output in the Czech Republic decreased by 2.7% in 2012. The decrease was primarily driven by a continued slowdown in civil engineering works, low demand for housing and the negative impact of government saving measures on non-residential buildings. According to the Czech Cement Association, total cement consumption in the Czech Republic reached 3.7 million tons in 2012, a decrease of 0.2% compared to 2011.

Competition. Our main competitors in the cement, ready-mix concrete and aggregates markets in the Czech Republic are Heidelberg, Dyckerhoff, Holcim, Skanska and Lafarge.

Capital Expenditures. We made capital expenditures of approximately U.S.$5 million in 2010, U.S.$4 million in 2011 and U.S.$3 million in 2012 in our operations in the Czech Republic. We currently expect to make capital expenditures of approximately U.S.$5 million in our operations in the Czech Republic during 2013.

Our Operations in Latvia

Overview. As of December 31, 2012, we held 100% of CEMEX SIA, our operating subsidiary in Latvia. We are the only cement producer and a leading ready-mix concrete producer and supplier in Latvia. From our cement plant in Latvia we also supply markets in Estonia, Lithuania, Finland, northwest Russia and Belarus. As of December 31, 2012, we operated one cement plant in Latvia with an installed cement capacity of 1.2 million tons per year. As of that date, we also operated six ready-mix concrete plants in Latvia and one aggregates quarry.

In April 2006, we initiated an expansion project for our cement plant in Latvia in order to increase our cement production capacity by approximately 0.8 million tons per year to support strong demand in the region. The plant was fully commissioned during July 2010. Our total capital expenditure in the capacity expansion of this plant was approximately U.S.$411 million through 2012.

Capital Expenditures. In total, we made capital expenditures of approximately U.S.$24 million in 2010, U.S.$8 million in 2011 and U.S.$9 million in 2012 in our operations in Latvia. We currently expect to make capital expenditures of approximately U.S.$4 million in our operations in Latvia during 2013.

Our Equity Investment in Lithuania

Overview. As of December 31, 2012, we owned an approximate 33% interest in Akmenes Cementas AB, a cement producer in Lithuania, which operates one cement plant in Lithuania with an annual installed cement capacity of 1.3 million tons.

Our Operations in Austria

Overview. As of December 31, 2012, we held 100% of CEMEX Austria AG, our main subsidiary in Austria. We are a leading participant in the ready-mix concrete and aggregates markets in Austria and also produce admixtures. As of December 31, 2012, we owned 31 operating ready-mix concrete plants and operated eight additional plants through joint ventures and special purpose entities. We also owned 23 aggregates quarries, including four quarries which are currently operated by third parties, and had non-controlling interests in four quarries.

Industry. According to Euroconstruct, total construction output in Austria increased by 1.1% in 2012. This increase was primarily driven by higher spending on residential construction projects. Total cement consumption in Austria decreased by 4.4% in 2012 compared to 2011. The decrease was primarily driven by lower investments in infrastructure and office buildings.

Competition. Our main competitors in the ready-mix concrete and aggregates markets in Austria are Asamer, Lafarge, Lasselsberger, Strabag and Wopfinger.

Capital Expenditures. We made capital expenditures of approximately U.S.$3 million in 2010, U.S.$3 million in 2011 and U.S.$4 million in 2012 in our operations in Austria. We currently expect to make capital expenditures of approximately U.S.$4 million in our operations in Austria during 2013.

Our Operations in Hungary

Overview. As of December 31, 2012, we held 100% of CEMEX Hungária Kft., our main operating subsidiary in Hungary. As of December 31, 2012, we owned 32 ready-mix concrete plants and four aggregates quarries, and we had non-controlling interests in six other ready-mix concrete plants and one other aggregates quarry.

Industry. According to the Hungarian Central Statistical Office, total construction output in Hungary decreased by 8% in 2012 compared to 2011. The decrease was primarily driven by a lack of infrastructure projects in the country due to the slowdown of the economy.

Competition. Our main competitors in the ready-mix concrete and aggregates markets in Hungary are Heidelberg, Holcim, Frissbeton (Strabag) and Lasselsberger.

Capital Expenditures. We made capital expenditures of approximately U.S.$2 million in 2010, U.S.$1 million in 2011 and U.S.$1 million in 2012 in our operations in Hungary. We currently expect to make capital expenditures of approximately U.S.$2 million in our operations in Hungary during 2013.

Our Operations in Other Northern European Countries

Overview. As of December 31, 2012, we operated ten marine cement terminals in Finland, Norway and Sweden through CEMEX AS, a leading bulk-cement importer in the Nordic region.

Capital Expenditures. We made capital expenditures of approximately U.S.$0.5 million in 2010, U.S.$0.2 million in 2011 and U.S.$0.2 million in 2012 in our operations in Other Northern European countries. We currently do not expect to make any significant capital expenditures in our operations in Other Northern European countries during 2013.

The Mediterranean

For the year ended December 31, 2012, our business in the Mediterranean, which includes our operations in the Spain, Egypt and our Rest of the Mediterranean segment, as described below, represented approximately 9% of our net sales before eliminations resulting from consolidation. As of December 31, 2012, our business in the Mediterranean represented approximately 20% of our total installed capacity and approximately 8% of our total assets.

Our Operations in Spain

Overview. Our operations in Spain represented approximately 2% of our net sales in Peso terms, before eliminations resulting from consolidation, and approximately 5% of our total assets, for the year ended December 31, 2012.

As of December 31, 2012, we held 99.88% of CEMEX España, our main subsidiary in Spain. CEMEX España is also a holding company for most of our international operations.

Prior to October 1, 2012, our cement activities in Spain were conducted by CEMEX España, our ready-mix concrete activities in Spain were conducted by Hormicemex, S.A., a subsidiary of CEMEX España, and our aggregates activities in Spain were conducted by Aricemex, S.A., also a subsidiary of CEMEX España. Starting October 1, 2012, our cement operations in Spain were conducted by a new subsidiary, CEMEX España Operaciones, S.L.U. As of December 31, 2012, Aricemex, S.A and Hormicemex, S.A. were merged with CEMEX España Operaciones, S.L.U. As a result, all our cement, ready-mix concrete and aggregates activities are conducted by CEMEX España Operaciones, S.L.U. International operations and corporate services are still held by CEMEX España.

In March 2006, we announced a plan to invest approximately €47 million in the construction of a new cement mill and dry mortar production plant in the Port of Cartagena in Murcia, Spain, approximately €33 million of which had been spent through the end of 2012. The first phase, which includes the cement mill with production capacity of nearly one million tons of cement per year, was completed in the fourth quarter of 2007. Execution of the second phase, which includes the new dry mortar plant with a production capacity of 200,000 tons of dry mortar per year, has been delayed due to market conditions.

In February 2007, we announced that Cementos Andorra, a joint venture between us and Spanish investors (the Burgos family), intends to build a new cement production facility in Teruel, Spain. We hold a 99.99% interest in Cementos Andorra, and the Burgos family holds a 0.01% interest. The new cement plant was expected to have an annual capacity in excess of 650,000 tons. Our investment in the construction of the plant was expected to be approximately €138 million, including approximately €121 million through December 31, 2012. Due to the current market conditions in Spain, we are in the process of analyzing whether to relocate the installation to other markets where we have operations.

Industry. According to our latest estimates, in 2012, investment in the construction sector in Spain fell by approximately 12% compared to 2011, primarily as a result of the drop in investment in the non-residential construction sector (both public and private), which decreased approximately 15% during this period. Investment in the residential construction sector fell approximately 7% in 2012. According to the latest estimates from the Asociación de Fabricantes de Cemento de España (OFICEMEN), the Spanish cement trade organization, cement consumption in Spain decreased 34.0% in 2012 compared to 2011.

During the past several years, the level of cement imports into Spain has been influenced by the strength of domestic demand and fluctuations in the value of the Euro against other currencies. According to OFICEMEN, cement imports decreased 10.5% in 2007, 40% in 2008, 62% in 2009, 17% in 2010, 30% in 2011 and 15% in 2012. Clinker imports have been significant, with an increase of 26.8% in 2007, but experienced a sharp decline of 46% in 2008, 60% in 2009, 36% in 2010, 45% in 2011 and 78% in 2012. Imports primarily have had an impact on coastal zones, since transportation costs make it less profitable to sell imported cement in inland markets.

In past years, Spain has traditionally been one of the leading exporters of cement in the world, exporting up to 13 million tons per year. However, as of December 31, 2012, cement exports decreased to approximately 5.9 million tons per year. In recent years, Spanish cement and clinker export volumes have fluctuated, reflecting the rapid changes in demand in the Mediterranean basin as well as the strength of the Euro and changes in the domestic market. According to OFICEMEN, these export volumes decreased 22% in 2006 and 3% in 2007, increased 102% in 2008, 22% in 2009 and 33% in 2010, and decreased 1% in 2011 and 50% in 2012.

Competition. According to our estimates, as of December 31, 2012, we were one of the five largest multinational producers of clinker and cement in Spain. Competition in the ready-mix concrete industry is intense in large urban areas. The overall high degree of competition in the Spanish ready-mix concrete industry is reflected in the multitude of offerings from a large number of concrete suppliers. We have focused on developing value added products and attempting to differentiate ourselves in the marketplace. The distribution of ready-mix concrete remains a key component of CEMEX España’s business strategy.

Our Operating Network in Spain

Products and Distribution Channels

Cement. Our cement operations represented approximately 70% of net sales for our operations in Spain before eliminations resulting from consolidation in 2012. CEMEX España offers various types of cement, targeting specific products to specific markets and users. In 2012, approximately 18% of CEMEX España’s domestic sales volume consisted of bagged cement, and the remainder of CEMEX España’s domestic sales volume consisted of bulk cement, primarily to ready-mix concrete operators, which include CEMEX España’s own subsidiaries, as well as industrial customers that use cement in their production processes and construction companies.

Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 18% of net sales for our operations in Spain before eliminations resulting from consolidation in 2012. Our ready-mix concrete operations in Spain in 2012 purchased almost 95% of their cement requirements from our cement operations in Spain, and approximately 58% of their aggregates requirements from our aggregates operations in Spain.

Aggregates. Our aggregates operations represented approximately 6% of net sales for our operations in Spain before eliminations resulting from consolidation in 2012.

Exports. Exports of cement and clinker by our operations in Spain, which represented approximately 43% of net sales for our operations in Spain before eliminations resulting from consolidation, decreased approximately 21% in 2012 compared to 2011, primarily as a result of a decrease in export volumes to other countries, in particular, those located in Africa and Europe. Export prices are generally lower than domestic market prices, and costs are usually higher for export sales. Of our total exports from Spain in 2012, 6% consisted of white cement, 32% of gray cement and 62% of clinker. In 2012, 3% of our exports from Spain were to Central America, 26% to Europe and the Middle East and 71% to Africa.

Production Costs. We have improved the efficiency of our operations in Spain by introducing technological improvements that have significantly reduced our energy costs, including the use of alternative fuels, in accordance with our cost reduction efforts. In 2012, we burned organic waste, tires and plastics as fuel, achieving a 45% substitution rate for petcoke in our gray and white clinker kilns for the year. During 2013, we expect to increase the quantity of these alternative fuels and to reach a substitution level of around 60%.

Description of Properties, Plants and Equipment. As of December 31, 2012, our operations in Spain included eight cement plants located in Spain, with an annual installed cement capacity of 11 million tons, including 1 million tons of white cement. As of that date, we also owned two cement mills and operated one mill under a lease contract, 21 distribution centers, including seven land and 14 marine terminals, 98 ready-mix concrete plants, 30 aggregates quarries and 12 mortar plants. As of December 31, 2012, we owned eight limestone quarries located in close proximity to our cement plants and five clay quarries in our cement operations in Spain. We estimate that, as of December 31, 2011, the limestone and clay permitted proven and probable reserves of our operations in Spain had an average remaining life of approximately 43 and 23 years, respectively, assuming 2007-2011 average annual cement production levels.

As part of our global cost-reduction initiatives we have made temporary capacity adjustments and rationalizations in several cement plants in Spain. During 2012, three out of our eight cement plants have shut down their kilns (Castillejo, Alcanar and San Feliu), operating only as grinding mills. Additionally, approximately 58% of our ready-mix concrete plants in Spain also have been temporarily closed.

Capital Expenditures. We made capital expenditures of approximately U.S.$46 million in 2010, U.S.$39 million in 2011 and U.S.$26 million in 2012 in our operations in Spain. We currently expect to make capital expenditures of approximately U.S.$12 million in our operations in Spain during 2013.

Our Operations in Egypt

Overview. As of December 31, 2012, we had a 95.8% interest in Assiut Cement Company, or ACC, our main subsidiary in Egypt. As of December 31, 2012, we operated one cement plant in Egypt, with an annual installed capacity of approximately 5.4 million tons. This plant is located approximately 280 miles south of Cairo and serves the upper Nile region of Egypt, as well as Cairo and the delta region, Egypt’s main cement market. We estimate that, as of December 31, 2011, the limestone and clay permitted proven and probable reserves of our operations in Egypt had an average remaining life of approximately 53 and 75 years, respectively, assuming 2007-2011 average annual cement production levels. In addition, as of December 31, 2012, we operated nine ready-mix concrete plants, of which three are owned and six are under management contracts, eight land distribution centers and one maritime terminal in Egypt. For the year ended December 31, 2012, our operations in Egypt represented approximately 3% of our net sales before eliminations resulting from consolidation and approximately 2% of our total assets.

See “Regulatory Matters and Legal Proceedings — Other Legal Proceedings — Egypt Share Purchase Agreement” for a description of the legal proceeding relating to the share purchase agreement, signed in November 1999 between CEMEX, S.A.B. de C.V. and state-owned Metallurgical Industries Holding Company, pursuant to which CEMEX, S.A.B. de C.V. acquired a controlling interest in ACC.

Industry. According to our estimates, the Egyptian market consumed approximately 51.3 million tons of cement during 2012, based on government data (local and imported cement). Cement consumption increased by approximately 5.0% in 2012 compared to 2011, which was mainly attributed to political events taking place in 2011 that slowed cement consumption. As of December 31, 2012, the cement industry in Egypt had a total of 21 cement producers, with an aggregate annual installed cement capacity of approximately 68.7 million tons.

Competition. According to the ministry of Investment official figures, during 2012, Holcim and Lafarge (Cement Company of Egypt), CEMEX (Assiut) and Italcementi (Suez Cement, Torah Cement and Helwan Portland

Cement), four of the largest cement producers in the world, represented approximately 39% of the total installed capacity in Egypt. Other significant competitors in Egypt are Arabian Cement, Titan (Alexandria Portland Cement and Beni Suef Cement), Ameriyah (Cimpor), National, Sinai (Vicat), Sinai White cement (Cementir), South Valley, Nile Valley, El Sewedy, Army Cement, Aswan Medcom, Misr Beni Suef and Misr Quena Cement Companies, in addition to two new cement producers that entered the market in 2012, Al Nahda Cement and Egyptian Kuwait Holding Co.

Cement and Ready-Mix Concrete. For the year ended December 31, 2012, cement represented approximately 84% and ready-mix concrete represented approximately 7% of net sales for our operations in Egypt before eliminations resulting from consolidation.

Capital Expenditures. We made capital expenditures of approximately U.S.$25 million in 2010, U.S.$13 million in 2011 and U.S.$21 million in 2012 in our operations in Egypt. We currently expect to make capital expenditures of approximately U.S.$21 million in our operations in Egypt during 2013.

Rest of the Mediterranean

Our operations in the Rest of the Mediterranean, which as of December 31, 2012, consisted primarily of our operations in Croatia, the UAE and Israel. These operations represented approximately 4% of our 2012 net sales in Peso terms, before eliminations resulting from consolidation, and approximately 1% of our total assets in 2012.

Our Operations in South-East Europe

Overview. As of December 31, 2012 , we held 100% of CEMEX Hrvatska d.d., our operating subsidiary in Croatia. We are the largest cement producer in Croatia based on installed capacity as of December 31, 2012 , according to our estimates. We have three cement plants in Croatia with an annual installed capacity of 2.4 million tons. As of December 31, 2012, our cement plants in Croatia were not in operation due to inventory control, with the largest plant having operated until mid-December 2012 . As of December 31, 2012, we operated 10 land distribution centers, four maritime cement terminals in Croatia, Bosnia & Herzegovina and Montenegro, seven ready-mix concrete facilities and one aggregates quarry in Croatia.

Industry. According to our estimates, total cement consumption in Croatia, Bosnia & Herzegovina and Montenegro reached almost 3.0 million tons in 2012, a decrease of 13% compared to 2011.

Competition. Our primary competitors in the cement market in Croatia are Nexe and Holcim.

Capital Expenditures. We made capital expenditures of approximately U.S.$10 million in 2010, U.S.$10 million in 2011 and U.S.$6 million in 2012 in our operations in South-East Europe. We currently expect to make capital expenditures of approximately U.S.$4 million in our operations in South-East Europe during 2013.

Our Operations in the United Arab Emirates (UAE)

Overview. As of December 31, 2012, we held a 49% equity interest (and 100% economic benefit) in three UAE companies: CEMEX Topmix LLC and CEMEX Supermix LLC, two ready-mix holding companies, and CEMEX Falcon LLC, which specializes in the trading and production of cement and slag. We are not allowed to have a controlling interest in these companies (UAE law requires 51% ownership by UAE nationals). However, through agreements with other shareholders in these companies, we have control over the remaining 51% of the economic benefits in each of the companies. As a result, we own a 100% economic interest in all three companies. As of December 31, 2012, we owned nine ready-mix concrete plants and a cement and slag grinding facility in the UAE, serving the markets of Dubai and Abu Dhabi.

Capital Expenditures. We made capital expenditures of approximately U.S.$2 million in 2010, U.S.$1 million in 2011 and U.S.$0.5 million in 2012 in our operations in the UAE. We currently expect to make capital expenditures of approximately U.S.$0.2 million in our operations in the UAE during 2013.

Our Operations in Israel

Overview. As of December 31, 2012, we held 100% of CEMEX Holdings (Israel) Ltd., our main subsidiary in Israel. We are a leading producer and supplier of raw materials for the construction industry in Israel. In addition to ready-mix concrete and aggregates, we produce a diverse range of building materials and infrastructure products in Israel. As of December 31, 2012, we operated 55 ready-mix concrete plants, six aggregates quarries, one concrete products plant, one admixtures plant, one lime factory and one blocks factory in Israel.

Capital Expenditures. We made capital expenditures of approximately U.S.$6 million in 2010, U.S.$10 million in 2011 and U.S.$17 million in 2012 in our operations in Israel. We currently expect to make capital expenditures of approximately U.S.$19 million in our operations in Israel during 2013.

South America and the Caribbean

For the year ended December 31, 2012, our business in South America and the Caribbean, which includes our operations in the Colombia and our Rest of South America and the Caribbean segment, as described below, represented approximately 14% of our net sales before eliminations resulting from consolidation. As of December 31, 2012, our business in South America and the Caribbean represented approximately 13% of our total installed capacity and approximately 7% of our total assets.

In November 2012, CEMEX Latam, a then wholly-owned subsidiary of CEMEX España, completed the sale of newly issued common shares in the CEMEX Latam Offering, representing approximately 26.65% of CEMEX Latam’s outstanding common shares. CEMEX Latam is the holding company for CEMEX’s operations in Brazil, Colombia, Costa Rica, Guatemala, Nicaragua, Panama and El Salvador. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Investments, Acquisitions and Divestitures — Divestitures” for additional information regarding the CEMEX Latam Offering.

Our Operations in Colombia

Overview. As of December 31, 2012, CEMEX Latam owned approximately 99.7% of CEMEX Colombia, S.A., or CEMEX Colombia, our main subsidiary in Colombia. As of December 31, 2012, CEMEX Colombia was the second-largest cement producer in Colombia, based on installed capacity (4.0 million metric tons per year) as of December 31, 2012, according to the National Administrative Statistics Department, or DANE, in Colombia. For the year ended December 31, 2012, our operations in Colombia represented approximately 6% of our net sales before eliminations resulting from consolidation and approximately 3% of our total assets.

CEMEX Colombia has a significant market share in the cement and ready-mix concrete market in the “Urban Triangle” of Colombia comprising the cities of Bogotá, Medellín and Cali. During 2012, these three metropolitan areas accounted for approximately 37% of Colombia’s cement consumption. CEMEX Colombia’s Ibague plant, which uses the dry process and is strategically located in the Urban Triangle, is CEMEX Colombia’s largest plant and had an annual installed capacity of 2.8 million tons as of December 31, 2012. CEMEX Colombia, through its Bucaramanga and Cúcuta plants, is also an active participant in Colombia’s northeastern market. CEMEX Colombia’s strong position in the Bogotá ready-mix concrete market is largely due to its access to a ready supply of aggregates deposits in the Bogotá area.

Industry. According our estimates, the installed capacity for cement in Colombia was 17.3 million tons in 2012. According to DANE, total cement consumption in Colombia reached 10.5 million tons during 2012, an increase of 3.4% from 2011, while cement exports from Colombia reached 0.4 million tons. We estimate that close to 40% of cement in Colombia is consumed by the self-construction sector, while the housing sector accounts for approximately 31% of total cement consumption and has been growing in recent years. The other construction segments in Colombia, including the public works and commercial sectors, account for the balance of cement consumption in Colombia.

Competition. “Grupo Empresarial Antioqueño,” or Argos, owns or has interests in 11 of Colombia’s 19 cement plants. Argos has established a leading position in the Colombian coastal markets through Cementos Caribe in Barranquilla, Compañía Colclinker in Cartagena and Tolcemento in Tolú. The other principal cement producer is Holcim Colombia.

The ready-mix concrete industry in Colombia is fairly consolidated with the top three producers accounting for approximately 85% of the market as of December 31, 2012. CEMEX Colombia was the second-largest ready-mix concrete producer as of December 31, 2012. The largest and third-largest producers were Argos and Holcim, respectively.

The aggregates market in Colombia is characterized as very fragmented and is dominated by the informal market. CEMEX Colombia was the largest aggregates producer as of December 31, 2012. Approximately 88% of the aggregates market in Colombia is comprised of small independent producers as of December 31, 2012.

Our Operating Network in Colombia

Products and Distribution Channels

Cement. Our cement operations represented approximately 58% of net sales for our operations in Colombia before eliminations resulting from consolidation in 2012.

Ready-Mix Concrete. Our ready-mix concrete operations represented approximately 27% of net sales for our operations in Colombia before eliminations resulting from consolidation in 2012.

Aggregates. Our aggregates operations represented approximately 9% of net sales for our operations in Colombia before eliminations resulting from consolidation in 2012.

Description of Properties, Plants and Equipment. As of December 31, 2012, CEMEX Colombia owned two operating cement plants, having a total annual installed capacity of 4.0 million tons. Both plants utilize the dry process. In 2012, we replaced 36% of our total fuel consumed in CEMEX Colombia with alternative fuels, and we have an internal electricity generating capacity of 24.7 megawatts. We estimate that, as of December 31, 2011, the limestone and clay permitted proven and probable reserves of our operations in Colombia had an average remaining life of approximately 93 and 9 years, respectively, assuming 2007-2011 average annual cement production levels. The operating licenses for quarries in Colombia is renewed every 30 years; assuming renewal of such licenses, we estimate having sufficient limestone reserves for our operations in Colombia for over 100 years assuming 2008-2012 average annual cement production levels. As of December 31, 2012, CEMEX Colombia owned nine land distribution centers, one mortar plant, 38 ready-mix concrete plants and six aggregates operations. As of that date, CEMEX Colombia also owned seven limestone quarries.

Capital Expenditures. We made capital expenditures of approximately U.S.$19 million in 2010, U.S.$20 million in 2011 and U.S.$81 million in 2012 in our operations in Colombia. We currently expect to make capital expenditures of approximately U.S.$75 million in our operations in Colombia during 2013.

Rest of South America and the Caribbean

Our operations in the Rest of South America and the Caribbean, which as of December 31, 2012, consisted primarily of our operations in Costa Rica, Panama, Puerto Rico, the Dominican Republic, Nicaragua, Peru, Jamaica and other countries in the Caribbean, Guatemala and small ready-mix concrete operations in Argentina. These operations represented approximately 8% of our 2012 net sales in Peso terms, before eliminations resulting from consolidation, and approximately 4% of our total assets in 2012.

Our Operations in Costa Rica

Overview. As of December 31, 2012, CEMEX Latam owned a 99.1% interest in CEMEX (Costa Rica), S.A., or CEMEX Costa Rica, our operating subsidiary in Costa Rica and a leading cement producer in the country.

Industry. Approximately 1.3 million tons of cement were sold in Costa Rica during 2012, according to the Cámara de la Construcción de Costa Rica, the construction industry association in Costa Rica. The cement market in Costa Rica is a predominantly retail market, and we estimate that 54% of cement sold is bagged cement.

Competition. The Costa Rican cement industry currently includes two producers, CEMEX Costa Rica and Holcim Costa Rica. A third producer, Cementos David, closed its operations in May 2012.

Description of Properties, Plants and Equipment. As of December 31, 2012, CEMEX Costa Rica operated one cement plant in Costa Rica, with an annual installed capacity of 0.9 million tons, and operated a grinding mill in the capital city of San José. As of December 31, 2012, CEMEX Costa Rica had eight operational ready-mix concrete plants (one is dismantled), one aggregates quarry and one land distribution center.

Exports. During 2012, cement exports by our operations in Costa Rica represented approximately 18% of our total production in Costa Rica. In 2012, 60% of our cement exports from Costa Rica were to El Salvador, and the remaining exports were to Nicaragua.

Capital Expenditures. We made capital expenditures of approximately U.S.$10 million in 2010, U.S.$7 million in 2011 and U.S.$6 million in 2012 in our operations in Costa Rica. We currently expect to make capital expenditures of approximately U.S.$5 million in our operations in Costa Rica during 2013.

Our Operations in the Dominican Republic

Overview. As of December 31, 2012, we held 100% of CEMEX Dominicana, S.A., or CEMEX Dominicana, our main subsidiary in the Dominican Republic and a leading cement producer in the country. CEMEX Dominicana’s sales network covers the country’s main consumption areas, which are Santo Domingo, Santiago de los Caballeros, La Vega, San Pedro de Macorís, Samaná and La Altagracia. CEMEX Dominicana also has a 12-year lease arrangement with the Dominican Republic government related to the mining of gypsum, which has enabled CEMEX Dominicana to supply all local and regional gypsum requirements.

Industry. In 2012, cement consumption in the Dominican Republic reached 2.6 million tons according to our estimates.

Competition. Our principal competitors in the Dominican Republic are Domicem, a mixed Italian/local cement producer that started cement production in 2005; Cementos Cibao, a local competitor; Cemento Colón, an affiliated grinding operation of Argos; Cementos Santo Domingo, a cement grinding partnership between a local investor and Cementos La Union from Spain; and Cementos Andinos, a Colombian cement producer which has an installed grinding operation and a partially constructed cement kiln.

Description of Properties, Plants and Equipment. As of December 31, 2012, CEMEX Dominicana operated one cement plant in the Dominican Republic, with an installed capacity of 2.6 million tons per year. As of that date, CEMEX Dominicana also owned 10 ready-mix concrete plants, one aggregates quarry, two land distribution centers and two marine terminals.

Capital Expenditures. We made capital expenditures of approximately U.S.$11 million in 2010, U.S.$9 million in 2011 and U.S.$10 million in 2012 in our operations in the Dominican Republic. We currently expect to make capital expenditures of approximately U.S.$6 million in our operations in the Dominican Republic during 2013.

Our Operations in Panama

Overview. As of December 31, 2012, CEMEX Latam held a 99.5% interest in Cemento Bayano, S.A., or Cemento Bayano, our main subsidiary in Panama and a leading cement producer in the country.

On February 6, 2007, we announced our expansion project to build a new kiln at our Bayano plant in Panama. The project was completed in the fourth quarter of 2009 and reached stable operations in the first quarter of 2010. Additional capital expenditures were required in 2010 and 2011 due to a change in the scope of the project. The new kiln increased our cement installed capacity to 2.1 million tons per year. As of December 31, 2012, we have spent approximately U.S.$242 million on the new kiln through 2012, and we currently expect to make capital expenditures of approximately U.S.$3 million in 2013 related to the new kiln.

Industry. Approximately 1.6 million cubic meters of ready-mix concrete were sold in Panama during 2012, according to our estimates. Cement consumption in Panama increased 34% in 2012, according to our estimates.

Competition. The cement industry in Panama includes three cement producers: Cemento Bayano, Cemento Panamá, an affiliate of Colombian Cementos Argos, and Cemento Interoceánico.

Description of Properties, Plants and Equipment. As of December 31, 2012, Cemento Bayano operated one cement plant in Panama, with an annual installed capacity of 2.1 million tons. As of that date, Cemento Bayano also owned and operated 14 ready-mix concrete plants, four aggregates quarries and three land distribution centers.

Capital Expenditures. We made capital expenditures of approximately U.S.$32 million in 2010, U.S.$17 million in 2011 and U.S.$9 million in 2012 in our operations in Panama. We currently expect to make capital expenditures of approximately U.S.$11 million in our operations in Panama during 2013. Capital expenditures for 2011 and 2012 include those related to the expansion of the Bayano plant described above.

Our Operations in Nicaragua

Overview. As of December 31, 2012, CEMEX Latam owned 100% of CEMEX Nicaragua, S.A., or CEMEX Nicaragua, our operating subsidiary in Nicaragua.

The Cement Industry in Nicaragua. According to our estimates, approximately 0.8 million tons of cement, approximately 175,000 cubic meters of ready-mix concrete and approximately 4.8 million tons of aggregates were sold in Nicaragua during 2012.

Competition. Two market participants compete in the Nicaraguan cement industry: CEMEX Nicaragua and Holcim (Nicaragua) S.A.

Description of Properties, Plants and Equipment. As of December 31, 2012, we leased and operated one fixed ready-mix concrete plant with an installed capacity of 0.6 million tons, four mobile plants, one aggregates quarry and one distribution center in Nicaragua. Since March 2003, CEMEX Nicaragua has also leased a 100,000 ton milling plant in Managua, which has been used exclusively for petcoke milling.

Capital Expenditures. We made capital expenditures of approximately U.S.$5 million in 2010, U.S.$4 million in 2011 and U.S.$5 million in 2012 in our operations in Nicaragua. We currently expect to make capital expenditures of approximately U.S.$3 million in our operations in Nicaragua during 2013.

Our Operations in Puerto Rico

Overview. As of December 31, 2012, we owned 100% of CEMEX de Puerto Rico, Inc., or CEMEX Puerto Rico, our main subsidiary in Puerto Rico.

The Cement Industry in Puerto Rico. In 2012, cement consumption in Puerto Rico reached 0.9 million tons according to our estimates.

Competition. The cement industry in Puerto Rico in 2012 was comprised of two cement producers: CEMEX Puerto Rico and San Juan Cement Co., an affiliate of Italcementi and Elefante Rojo Inc. (formerly Antilles Cement Co.).

Description of Properties, Plants and Equipment. As of December 31, 2012, CEMEX Puerto Rico operated one cement plant with an installed cement capacity of approximately 1.2 million tons per year. As of that date, CEMEX Puerto Rico also owned and operated 12 ready-mix concrete plants and two land distribution centers. CEMEX Puerto Rico owns an aggregate quarry, which is currently closed.

Capital Expenditures. We made capital expenditures of approximately U.S.$2 million in 2010, U.S.$2 million in 2011 and U.S.$4 million in 2012 in our operations in Puerto Rico. We currently expect to make capital expenditures of approximately U.S.$7 million in our operations in Puerto Rico during 2013.

Our Operations in Guatemala

Overview. As of December 31, 2012, CEMEX Latam owned 100% of Global Cement, S.A., our main subsidiary in Guatemala. As of December 31, 2012, we owned and operated one cement grinding mill in Guatemala with an installed capacity of 500,000 tons per year. In addition, we also owned and operated three land distribution centers and a clinker dome close to a maritime terminal in the southern part of the country, as well as four ready-mix plants.

Capital Expenditures. We made capital expenditures of approximately U.S.$2 million in 2010, U.S.$1 million in 2011 and U.S.$1 million in 2012 in Guatemala. We currently expect to make capital expenditures of approximately U.S.$2 million in our operations in Guatemala during 2013.

Our Operations in Other South American and Caribbean Countries

Overview. As of December 31, 2012, we held 100% of Readymix Argentina, S.A., which owns five ready-mix concrete plants in Argentina. Due to market conditions, only four of the five ready-mix concrete plants were in operation in 2012.

We believe that the Caribbean region holds considerable strategic importance because of its geographic location. As of December 31, 2012, we operated a network of eight marine terminals in the Caribbean region, which facilitated exports from our operations in several countries, including Mexico, Dominican Republic, Puerto Rico and the United States. Three of our marine terminals are located in the main cities of Haiti, two are in the Bahamas, and one is in Manaus, Brazil. We also have a non-controlling interest in two other terminals, one in Bermuda and another in the Cayman Islands.

As of December 31, 2012, we had non-controlling positions in Trinidad Cement Limited, with cement operations in Trinidad and Tobago, Barbados and Jamaica, as well as a non-controlling position in Caribbean Cement Company Limited in Jamaica, National Cement Ltd. in the Cayman Islands and Maxcem Bermuda Ltd. in Bermuda. As of December 31, 2012, we also held a 100% interest in CEMEX Jamaica Limited, which operates a calcinated lime plant in Jamaica with a capacity of 120,000 tons per year. As of December 31, 2012, we also held a non-controlling position in Societe des Ciments Antillais, a company with cement operations in Guadalupe and Martinique.

Capital Expenditures. We made capital expenditures in our other operations in South America, Central America and the Caribbean of approximately U.S.$2 million in 2010, U.S.$1 million in 2011 and U.S.$3 million in 2012. We currently expect to make capital expenditures of approximately U.S.$3 million in our Other operations in South America, Central America and the Caribbean during 2013.

In April 2010, CEMEX announced its plans to contribute up to U.S.$100 million for a non-controlling interest in a vehicle originally named Blue Rock Cement Holdings S.A. which is now named TRG Blue Rock HBM Holdings S.à.r.l. (“Blue Rock -TRG”) that would invest in the cement and related industries. Blue Rock-TRG is managed by The Rohatyn Group and BK Cement Ltd. Depending on funds raised from third-party investors and the availability of financing, Blue Rock - TRG may decide to invest in different assets in the cement industry and/or related industries and/or enter into operating contracts providing for CEMEX’s assistance in the development, building and operation of the invested assets, if any. As of December 31, 2012, different projects are being considered but CEMEX does not have any investment in Blue Rock - TRG. Although we do not anticipate being in a control position to affect the decisions of TRG—Blue Rock’s management, given our investment and industry expertise, we are in discussions with TRG—Blue Rock’s management to enter into an operating contract providing for our assistance in the development, building and operation of the invested assets, if any. Depending on the amount raised from third-party investors and the availability of financing, TRG—Blue Rock’s management may also decide to invest in different assets in the cement industry and/or related industries.

Asia

For the year ended December 31, 2012, our business in Asia, which includes our operations in the Philippines and the Rest of Asia segment, as described below, represented approximately 3% of our net sales before eliminations resulting from consolidation. As of December 31, 2012, our business in Asia represented approximately 6% of our total installed capacity and approximately 3% of our total assets.

Our Operations in the Philippines

Overview. As of December 31, 2012, on a consolidated basis through various subsidiaries, we held 100% of the economic benefits of our two operating subsidiaries in the Philippines, Solid Cement Corporation and APO Cement Corporation. For the year ended December 31, 2012, our operations in the Philippines represented approximately 2% of our net sales before eliminations resulting from consolidation and approximately 2% of our total assets.

The Cement Industry in the Philippines. According to the Cement Manufacturers’ Association of the Philippines (CEMAP), cement consumption in the Philippine market, which is primarily retail, totaled 18.4 million tons during 2012. Demand for cement in the Philippines increased by approximately 17.5% in 2012 compared to 2011.

As of December 31, 2012, the Philippine cement industry had a total of 19 cement plants. Annual installed clinker capacity is 21 million metric tons, according to CEMAP.

Competition. As of December 31, 2012, our major competitors in the Philippine cement market were Lafarge, Holcim, Taiheiyo, Pacific, Northern, Goodfound and Eagle.

Description of Properties, Plants and Equipment. As of December 31, 2012, our operations in the Philippines included two cement plants with an annual installed capacity of 4.5 million tons, one quarry dedicated to supply raw materials to our cement plants, 13 land distribution centers and four marine distribution terminals. We estimate that, as of December 31, 2011, the limestone and clay permitted proven and probable reserves of our operations in the Philippines had an average remaining life of approximately 51 and 3 years, assuming 2007-2011 average annual cement production levels.

On September 17, 2012, we announced that we intend to invest approximately U.S.$65 million to increase the cement production capacity of our APO plant in the Philippines by 1.5 million tons per year. This expansion is expected to be operational by the first quarter of 2014.

Cement. For the year ended December 31, 2012, our cement operations represented 100% of net sales for our operations in the Philippines before eliminations resulting from consolidation.

Capital Expenditures. We made capital expenditures of approximately U.S.$14 million in 2010, U.S.$36 million in 2011 and U.S.$19 million in 2012 in our operations in the Philippines. We currently expect to make capital expenditures of approximately U.S.$15 million in our operations in the Philippines during 2013.

Rest of Asia

Our operations in the Rest of Asia, which as of December 31, 2012, consisted primarily of our operations in Thailand, Bangladesh, China and Malaysia. These operations represented approximately 1% of our 2012 net sales in Peso terms, before eliminations resulting from consolidation, and approximately 1% of our total assets in 2012.

Our Operations in Thailand

Overview. As of December 31, 2012, we held, on a consolidated basis, 100% of the economic benefits of CEMEX (Thailand) Co. Ltd., or CEMEX (Thailand), our operating subsidiary in Thailand. As of December 31, 2012, CEMEX (Thailand) owned one cement plant in Thailand, with an annual installed capacity of approximately 0.8 million tons.

The Cement Industry in Thailand. According to our estimates, at December 31, 2012, the cement industry in Thailand had a total of 14 cement plants, with an aggregate annual installed capacity of approximately 55 million tons, from which the capacity to produce 10 million tons has been temporarily shut down. We estimate that there are six major cement producers in Thailand, four of which represent approximately 98% of installed capacity and 94% of the market.

Competition. Our major competitors in Thailand, which have a significantly larger presence than CEMEX (Thailand), are Siam Cement, Holcim, TPI Polene and Italcementi.

Capital Expenditures. We made capital expenditures of approximately U.S.$1 million in 2010, approximately U.S.$1 million in 2011 and U.S.$1 million in 2012. We currently expect to make capital expenditures of approximately U.S.$1 million in our operations in Thailand during 2013.

Our Operations in Malaysia

Overview. As of December 31, 2012, we held on a consolidated basis 100% of the economic benefits of our operating subsidiaries in Malaysia. We are a leading ready-mix concrete producer in Malaysia, with a significant share in the country’s major urban centers. As of December 31, 2012, we operated 13 ready-mix concrete plants, two asphalt plants and three aggregates quarries in Malaysia.

Competition. Our main competitors in the ready-mix concrete and aggregates markets in Malaysia are YTL, Lafarge and Heidelberg.

Capital Expenditures. We made capital expenditures of approximately U.S.$2 million in 2010, U.S.$1 million in 2011 and U.S.$2 million in 2012 in our operations in Malaysia. We currently expect to make capital expenditures of approximately U.S.$3 million in our operations in Malaysia during 2013.

Our Operations in Other Asian Countries

Overview. Since April 2001, we have been operating a grinding mill near Dhaka, Bangladesh. As of December 31, 2012, this mill had a production capacity of 520,000 tons per year. A majority of the supply of clinker for the mill is produced by our operations in the region. In addition, since June 2001, we have also operated a cement terminal in the port of Taichung located on the west coast of Taiwan. In the fourth quarter of 2012, we sold our stake in the company that owned and operated this cement terminal.

As of December 31, 2012, we also operated four ready-mix concrete plants in China, located in the northern cities of Tianjin and Qingdao.

Capital Expenditures. We made capital expenditures of approximately U.S.$1 million in 2010, U.S.$2 million in 2011 and U.S.$2.3 million in 2012 in our operations in other Asian countries. We currently expect to make capital expenditures of approximately U.S.$3 million in our operations in other Asian countries during 2013.

Our Trading Operations

In 2012, we traded approximately 8.8 million tons of cementitious materials, including 8.0 million tons of cement and clinker. Approximately 82% of the cement and clinker trading volume in 2012 consisted of exports from our operations in Spain, Germany, Latvia, Croatia, Mexico, the Dominican Republic, the Philippines, Costa Rica, the United States, Puerto Rico, Poland, Nicaragua, Guatemala and Egypt. The remaining approximately 18% was purchased from third parties in countries, such as Vietnam, Thailand, Colombia, Belgium, Spain, South Korea, Jamaica, China, Slovakia, Honduras, Croatia, United States, Egypt and Taiwan. As of December 31, 2012, we had trading activities in 106 countries. In 2012, we traded approximately 0.8 million metric tons of granulated blast furnace slag, a non-clinker cementitious material.

Our trading network enables us to maximize the capacity utilization of our facilities worldwide while reducing our exposure to the inherent cyclicality of the cement industry. We are able to distribute excess capacity to regions around the world where there is demand. In addition, our worldwide network of strategically located marine terminals allows us to coordinate maritime logistics on a global basis and minimize transportation expenses. Our trading operations also enable us to explore new markets without significant initial capital expenditure.

Freight rates, which account for a large share of the total import supply cost, have been subject to significant volatility in recent years. Our trading operations, however, have obtained significant savings by contracting maritime transportation in due time and by using our own and chartered fleet, which transported approximately 9% of our cement and clinker import volume during 2012.

In addition, based on our spare fleet capacity, we provide freight service to third parties, thus providing us with valuable shipping market information and generating additional revenues.

REGULATORY MATTERS AND LEGAL PROCEEDINGS

A description of material regulatory matter and legal proceedings affecting us is provided below.

Antitrust Proceedings

Polish Antitrust Investigation. Between May 31, 2006 and June 2, 2006, officers of the Polish Competition and Consumer Protection Office (the “Protection Office”), assisted by police officers, conducted a search of the Warsaw office of CEMEX Polska, one of our indirect subsidiaries in Poland, and of the offices of other cement producers in Poland. These searches took place as a part of the exploratory investigation that the head of the Protection Office had started on April 26, 2006. On January 2, 2007, CEMEX Polska received a notification from the Protection Office informing it of the formal initiation of an antitrust proceeding against all cement producers in Poland, including CEMEX Polska and another of our indirect subsidiaries in Poland. The notification alleged that there was an agreement between all cement producers in Poland regarding prices and other sales conditions for cement, an agreed division of the market with respect to the sale and production of cement, and the exchange of confidential information, all of which limited competition in the Polish market with respect to the production and sale of cement. On December 9, 2009, the Protection Office delivered to CEMEX Polska its decision against Polish cement producers related to an investigation which covered a period from 1998 to 2006. The decision imposes fines on a number of Polish cement producers, including CEMEX Polska. The fine imposed on CEMEX Polska is approximately Polish Zloty 115.56 million (approximately U.S.$36.6 million as of February 28, 2013, based on an exchange rate of Polish Zloty 3.1614 to U.S.$1.00), which is approximately 10% of CEMEX Polska’s total revenue in 2008. CEMEX Polska disagrees with the decision, denies that it committed the practices alleged by the Protection Office and filed an appeal before the Polish Court of Competition and Consumer Protection on December 23, 2009. The Polish Court of Competition and Consumer Protection confirmed that CEMEX Polska’s appeal met preliminary formal requirements and that it would conduct the case. On February 7, 2011, CEMEX Polska received a formal response to its appeal from the Protection Office in which the Protection Office made an application to the Polish Court of Competition and Consumer Protection to reject CEMEX Polska’s appeal. The response from the Protection Office argued that CEMEX Polska’s appeal is not justified, and it maintained all of the statements and arguments from the Protection Office’s decision issued on December 9, 2009. On February 21, 2011, CEMEX Polska sent a letter to the Polish Court of Competition and Consumer Protection in which it kept its position and argumentation from the appeal and widely opposed the arguments and statements included in the response of the Protection Office. The decision on the fines will not be enforced until two appeal instances are exhausted. Based on the speed of review of the case by the court of first instance and on general Polish court practices, these two appeal proceedings could last until the end of 2014. As of December 31, 2012, the accounting provision created in relation with this proceeding was approximately Polish Zloty 74.8 million (approximately U.S.$23.7 million as of February 28, 2013, based on an exchange rate of Polish Zloty 3.1614 to U.S.$1.00). The first preliminary court hearing regarding the appeal filed by CEMEX Polska was held on February 27, 2013. During the hearing, the judge presiding over the case confirmed the court’s decision to combine the separate appeals of six Polish cement producers in one joint case, as per the motion presented by CEMEX Polska, and reviewed the witness list proposed by CEMEX Polska, The next joint court hearing for all appeals filed by all six Polish cement producers is scheduled for September 18, 2013.

Antitrust Investigations in Europe by the European Commission. On November 4, 2008, officers of the European Commission, in conjunction with officials of the national competition enforcement authorities, conducted unannounced inspections at our offices in Thorpe, United Kingdom, and Ratingen, Germany. Further to these inspections, on September 22 and 23, 2009, CEMEX’s premises at Madrid, Spain, were also subject to an inspection by the European Commission.

In conducting these investigations, the European Commission alleged that we may have participated in anti-competitive agreements and/or concerted practices in breach of Article 101 of the Treaty on the Functioning of the European Union (formerly Article 81 of the EC Treaty) and Article 53 of the European Economic Area (“EEA”) Agreement in the form of restrictions of trade flows in the EEA, including restrictions on imports into the EEA from countries outside the EEA, market sharing, price coordination and connected anticompetitive practices in the cement and related products markets. Since the inspections began, we have received requests for information and documentation from the European Commission during 2009 and 2010 and we have fully cooperated by providing the relevant information and documentation on time.

On December 8, 2010, the European Commission informed us that it decided to initiate formal proceedings with respect to the investigation of the aforementioned anticompetitive practices. These proceedings would affect Austria, Belgium, the Czech Republic, France, Germany, Italy, Luxembourg, the Netherlands, Spain and the United Kingdom. The European Commission indicated that we, as well as seven other companies, would be included in these proceedings. These proceedings may lead to an infringement decision, or if the objections raised by the European Commission are not substantiated, the case might be closed. This initiation of proceedings relieves the competition authorities of the Member States of the European Union of their competence to apply Article 101 of the Treaty on the Functioning of the European Union to the same case. We intend to defend our position vigorously in this proceeding and are fully cooperating and will continue to cooperate with the European Commission in connection with this matter.

On April 1, 2011, the European Commission notified CEMEX, S.A.B. de C.V. of a decision under Article 18(3) of Council Regulation (EC) No 1/2003 of December 16, 2002 on the implementation of the rules on competition set forth in Article 81 of the EC Treaty (current Articles 101 and 102 of the EC Treaty). The European Commission also requested that CEMEX, S.A.B. de C.V. deliver a material amount of information and documentation, which we effectively delivered on August 2, 2011, after requesting additional time.

CEMEX, S.A.B. de C.V. and several of its affiliates in Europe have filed an appeal before the General Court of the European Union for the annulment of the European Commission’s decision for information and documentation on the grounds that such request is contrary to several principles of European Union Law. In addition, on June 17, 2011, CEMEX, S.A.B. de C.V. and several of its affiliates in Europe requested interim measures to the General Court of the European Union, asking for the suspension of the information and document request until the appeal was resolved. The President of the General Court of the European Union rejected the proposal for a suspension without considering the arguments of the main appeal. On December 21, 2011, CEMEX, S.A.B. de C.V. and several of its affiliates in Europe filed their reply to the European Commission’s defense. The European Commission filed its rejoinder on March 27, 2012. A hearing with respect to the proceedings against CEMEX, S.A.B. de C.V. and several of its affiliates in Europe was held on February 6, 2013, with the hearings for all other companies being investigated expected to be held during April 2013. We currently estimate that the judgement will be issued during September 2013.

On November 29, 2011, the European Commission notified CEMEX, S.A.B. de C.V. of its decision that if, by December 15, 2011, the European Commission did not receive a confirmation that CEMEX, S.A.B. de C.V.’s reply submitted August 2, 2011 was complete, accurate and definitive, or if CEMEX, S.A.B. de C.V. did not submit a new reply with the necessary amendments and clarifications, the European Commission would impose a daily fine of €438,000 (approximately U.S.$575,937 as of February 28, 2013, based on an exchange rate of €0.7605 to U.S.$1.00). On December 15, 2011, we complied with the terms of this decision and submitted a new reply with the amendments and clarifications identified in the revision and audit process performed since August 2, 2011.

If the alleged infringements investigated by the European Commission are substantiated, significant penalties may be imposed on our subsidiaries operating in such markets. In that case, pursuant to European Union Regulation 1/2003, the European Commission may impose penalties of up to 10% of the total turnover of the relevant companies for the last year preceding the imposition of the fine for which the financial statements have been approved by the shareholders’ meeting of the relevant companies. At this stage of the proceedings, the European Commission has not yet formulated a Statement of Objections against us and, as a result, the extent of the charges and the alleged infringements are unknown. Moreover, it is not clear which cement related products total turnover would be used as the basis for the determination of the possible penalties. As a consequence, we are not able to assess the likelihood of an adverse result or the amount of the potential fine, but if adversely resolved it may have a material adverse impact on our financial results.

Antitrust Investigations in Spain by the CNC. On September 22, 2009, the Investigative Department (Dirección de Investigación) of the Spanish Competition Commission (Comisión Nacional de la Competencia or “CNC”), applying exclusively national antitrust law, carried out another inspection, separate from the investigation conducted by the European Commission, in the context of possible anticompetitive practices in the production and distribution of mortar, ready-mix concrete and aggregates within the Chartered Community of Navarre (“Navarre”). We fully cooperated and provided the CNC inspectors all the information requested. On December 15, 2009, the CNC started a procedure against CEMEX España and four other companies with activities in Navarre for alleged practices prohibited under the Spanish competition law. The allegations against CEMEX España relate to several of our ready-mix plants located in Navarre, which we operated from January 2006 (as a result of the RMC acquisition) until September 2008, when we ceased operations for these plants.

On November 3, 2010, the CNC Investigative Department provided CEMEX España with a Statement of Facts (similar to a statement of objections under European Union competition law) that included allegations that could be construed as a possible infringement by CEMEX España of Spanish competition law in Navarre. The Statement of Facts was addressed to CEMEX España, but also indicated that its parent company, New Sunward, could be jointly and severally liable for the investigated behavior.

On December 10, 2010, after receiving CEMEX España’s observations, the CNC Investigative Department notified CEMEX España of a proposed decision, summarizing its findings in the investigation. This proposed decision, which suggests the existence of an infringement, was submitted to the CNC Council, together with CEMEX España’s opposition to all charges. On January 12, 2012, the CNC Council notified CEMEX España of its final decision on this matter, imposing a fine of approximately €500,000 (approximately U.S.$657,462 as of February 28, 2013, based on an exchange rate of €0.7605 to U.S.$1.00) against CEMEX España for price-fixing and market sharing in the concrete market of Navarre from June 2008 through September 2009.

CEMEX España denied any wrongdoing and on March 1, 2012 filed an appeal before the competent court (Audiencia Nacional), requesting the interim suspension of the decision from the court until a final judgment is issued. To that effect, it has requested the CNC Council to suspend the implementation of its decision until the court decided on the requested interim measure. On July 10, 2012, the court issued a resolution agreeing to the suspension of payment of the fine.

Investigations in the UK. On January 20, 2012, the United Kingdom Competition Commission, or the UK Commission, commenced a Market Investigation, (“MIR”), into the supply or acquisition of cement, ready-mix concrete and aggregates. This referral to the UK Commission was made by the Office of Fair Trading following an investigation by them of the aggregates sector. Those companies and persons invited to participate in the MIR are required by law to comply with certain requests for information and, if necessary, to attend hearings. The UK Commission is required to report on this investigation by no later than January 17, 2014. Our subsidiaries in the UK have been invited to participate in the MIR and will fully cooperating in this MIR. At this stage of the MIR, we are not able to assess what would be the scope of the recommendations made by the UK Commission, if any, or if such recommendations would have a material adverse impact on our results of operations.

Antitrust Investigations in Mexico. In January and March 2009, we were notified of two findings of presumptive responsibility against CEMEX issued by the Mexican Competition Authority (Comisión Federal de Competencia or “CFC”), alleging certain violations of Mexican antitrust laws. We believe these findings contain substantial violations of rights granted by the Mexican Constitution.

In February 2009, we filed a constitutional challenge (juicio de amparo) before the Circuit Court in Monterrey, Mexico, as well as a denial of the allegations, with respect to the first case. The Monterrey Circuit Court determined that CEMEX lacked standing since the notice of presumptive responsibility did not affect any of CEMEX’s rights; therefore, CEMEX should wait until the CFC concludes its proceeding and issues a final ruling before raising its constitutional challenge again. However, in July 2010, in light of the possible violations to CEMEX’s constitutional rights, the CFC terminated the existing proceeding and reinitiated a new proceeding against CEMEX to cure such violations. We believe that Mexican law does not entitle the CFC to reinitiate a new proceeding but only to continue with the original one. In August 2010, we filed a separate constitutional challenge (juicio de amparo) before the District Court in Monterrey, Mexico, to argue against the reinitiated proceeding. The Monterrey District Court determined that the order to reinitiate the proceeding and the notice of presumptive responsibility did not affect any of CEMEX’s rights. CEMEX subsequently filed an appeal before the Monterrey District Court, and the Monterrey Circuit Court determined that the CFC’s termination of the proceedings in July 2010 was illegal and that it notified the CFC to the effect that it complies with the resolution issued. In February 2012, CEMEX was fined approximately Ps10.2 million (approximately U.S.$797,498 as of February 28, 2013, based on an exchange rate of Ps12.79 to U.S.$1.00) for anticompetitive practices and ordered to implement certain measures. CEMEX has appealed the resolution before the CFC and the Monterrey Circuit Court and denies any wrongdoing. In June 2012, the CFC confirmed its resolution. On July 2, 2012, CEMEX filed a separate constitutional challenge (juicio de amparo) before the District Court in Mexico D.F. As of the date of this report, a resolution regarding this constitutional challenge has not been issued. Simultaneously, CEMEX filed a claim before the Monterrey Circuit Court against the resolution issued by the CFC in June 2012. In this proceeding, the Monterrey Circuit Court determined that such resolution did not meet the Circuit Court’s order and, consequently, that it did not comply with the resolution previously issued in this regard. As a result, the Monterrey Circuit Court nullified the fine previously imposed on CEMEX. On December 18, 2012, the CFC ruled against CEMEX, although the fine was excluded from the part of its decision relating to the resolution. On February 12, 2013, CEMEX filed an appeal against this new resolution before both the CFC and the Monterrey Circuit Court.

With respect to the second case, in April 2009, we filed a constitutional challenge (juicio de amparo) before the Circuit Court in Monterrey, Mexico, and in May 2009, we filed a denial of the CFC’s allegations. In November 2010, the Monterrey Circuit Court ordered the case to be heard by the District Court in Mexico D.F., claiming that it lacked appropriate jurisdiction. In December 2010, similar to the first case, the District Court in Mexico D.F. determined that CEMEX lacked standing with respect to its constitutional challenge (juicio de amparo) since the notice of presumptive responsibility did not affect any of CEMEX’s rights; therefore, CEMEX should wait until the CFC concludes its proceeding and issues a final ruling before raising its constitutional challenge again. CEMEX filed an appeal before the District Court in Mexico D.F. to argue against such determination. On October 14, 2011, the CFC determined that the case should be closed due to a lack of evidence to impose any sanctions. Third parties subsequently filed an appeal before the CFC to reconsider its ruling. The CFC recently confirmed its resolution to not impose any sanctions due to a lack of evidence. This decision was challenged by the plaintiffs before the District Court in Mexico D.F. through a constitutional challenge, which was dismissed because the plaintiffs lacked standing to challenge the CFC’s decision.

Antitrust Cartel Litigation in Germany. On August 5, 2005, Cartel Damages Claims, SA (the “CDC”), filed a lawsuit in the District Court in Düsseldorf, Germany against CEMEX Deutschland AG and other German cement companies. CDC originally sought €102 million (approximately U.S.$134.1 million as of February 28, 2013, based on an exchange rate of €0.7605 to U.S.$1.00) in respect of damage claims by 28 entities relating to alleged price and quota fixing by German cement companies between 1993 and 2002, which entities had assigned their claims to CDC. CDC is a Belgian company established by two lawyers in the aftermath of the German cement cartel investigation that took place from July 2002 to April 2003 by Germany’s Federal Cartel Office, with the express purpose of purchasing potential damages claims from cement consumers and pursuing those claims against the alleged cartel participants. In January 2006, another entity assigned alleged claims to CDC, and the amount of damages being sought by CDC increased to €113.5 million plus interest (approximately U.S.$149.2 million plus interest as of February 28, 2013, based on an exchange rate of €0.7605 to U.S.$1.00). On February 21, 2007, the District Court allowed this lawsuit to proceed without going into the merits of this case by issuing an interlocutory judgment. All defendants appealed, but the appeal was dismissed on May 14, 2008. The lawsuit will proceed in a court of first instance.

In the meantime, CDC acquired new claims by assignment and announced an increase in the claim to €131 million (approximately U.S.$172.3 million as of February 28, 2013, based on an exchange rate of €0.7605 to U.S.$1.00). As of September 30, 2012, we had accrued liabilities regarding this matter for an amount of approximately €20 million (approximately U.S.$26.3 million as of February 28, 2013, based on an exchange rate of €0.7605 to U.S.$1.00), plus an additional €8.84 million (approximately U.S.$11.6 million as of February 28, 2013, based on an exchange rate of €0.7605 to U.S.$1.00) as interest over the principal amount of the claim.

In the first hearing on the merits of this case that was held on March 1, 2012, the District Court in Düsseldorf, Germany revealed several preliminary considerations on relevant legal questions and allowed the parties to submit their plea and reply on May 21, 2012. The decision was expected to be issued on July 20, 2012, but on that date, the court decided to postpone a decision until October 30, 2012. In the meantime, a new hearing was scheduled for January 17, 2013, which has been rescheduled to June 6, 2013 to allow the plaintiff time to prepare and submit its plea. As of the date of this report, we are unable to assess the likelihood of an adverse result and, because of the number of defendants, the potential damages that would be borne by us; however, if the final decision is adverse to us, it could have a material adverse impact on our business results.

Antitrust Cases in Egypt. On July 29, 2009, two Egyptian contractors filed separate lawsuits against four cement producers, including Assiut Cement Company (“ACC”), demanding compensation of 20 million Egyptian Pounds (approximately U.S.$3.0 million as of February 28, 2013, based on an exchange rate of Egyptian Pounds 6.7450 to U.S.$1.00) from the four cement producers, or approximately 5 million Egyptian Pounds (approximately U.S.$0.7 million as of February 28, 2013, based on an exchange rate of Egyptian Pounds 6.7450 to U.S.$1.00) from each defendant. The plaintiffs are using a 2007 Egyptian court decision convicting all cement producers in Egypt, including ACC, of antitrust activities and price fixing as a precedent and as proof of their allegation.

On December 16, 2009, at the hearing for one of the cases, the plaintiffs requested the court to release ACC from the claim. On May 11, 2010, the court released ACC from the claim, and this case is now closed.

On April 24, 2010, at the hearing for the other case, the court decided to refer the matter back to the prosecutor’s office for further investigation and for a report on the investigations to be presented at the next hearing, which was held on January 11, 2011. Thereafter, this case was dismissed and all charges against ACC were dropped. The plaintiffs subsequently filed their appeal to this ruling before the Court of Cassation. As of the date of this report, the Court of Cassation has not yet scheduled the first hearing of cassation for this case.

These cases are the first of their kind in Egypt due to the recent enactment of the Law on Competition Protection and Prevention of Monopolistic Practices No. 3 in 2005. Even if we prevail in the ongoing case, these claims may have an adverse impact on us if they were to become a precedent and may create a risk of similar claims in the future.

Antitrust Cases in Florida. In October 2009, CEMEX Corp. and other cement and concrete suppliers were named as defendants in several purported class action lawsuits alleging price-fixing in Florida. The purported class action lawsuits are of two distinct types: The first type was filed by entities purporting to have purchased cement or ready-mix concrete directly from one or more of the defendants. The second group of plaintiffs are entities purporting to have purchased cement or ready-mix concrete indirectly from one or more of the defendants. Underlying all proposed suits is the allegation that the defendants conspired to raise the price of cement and concrete and hinder competition in Florida. On January 7, 2010, both groups of plaintiffs independently filed consolidated amended complaints substituting CEMEX, Inc. and some of its subsidiaries for the original defendant, CEMEX Corp. The corresponding CEMEX subsidiaries in the U.S. and the other defendants moved to dismiss the consolidated amended complaints. On October 12, 2010, the court granted in part the defendants’ motion, dismissing from the case all claims relating to cement and reducing the applicable time period of the plaintiffs’ claims. On October 29, 2010, the plaintiffs filed further amended complaints pursuant to the court’s decision. On December 2, 2010, the corresponding CEMEX subsidiaries in the U.S. moved to dismiss the amended complaint filed by the indirect purchaser plaintiffs based on lack of standing. The corresponding CEMEX subsidiaries in the United States also answered the complaint filed by the direct purchaser plaintiffs. On January 4, 2011, both the direct and indirect purchaser plaintiffs filed further amended complaints, which the corresponding CEMEX subsidiaries in the United States answered on January 18, 2011. In March 2011, the direct and indirect purchaser plaintiffs filed motions for certification under Federal Rule of Civil Procedure 54(b), seeking the entry of final judgment pursuant to the court’s October 12, 2010 order so they may appeal the dismissals to the Court of Appeals for the 11th Circuit. The court denied those motions on April 15, 2011. On September 21, 2011, both groups of plaintiffs filed motions for class certification. On January 3, 2012, the court denied both motions, ruling that the cases cannot proceed as class actions. On January 5, 2012, the court stayed both cases pending the resolution of any potential appeal of the court’s ruling denying the motions for class certification. On January 17, 2012, the plaintiffs in the action involving entities that purchased ready-mix concrete directly from one or more of the defendants filed a petition with the Eleventh Circuit Court of Appeals, requesting that the Eleventh Circuit exercise its discretion to immediately review the trial court’s decision denying their class certification motion. In early March 2012, the corresponding CEMEX subsidiaries in the United States and the other remaining defendants effected a settlement of both cases resulting in us having to pay approximately U.S.$460,000. The corresponding CEMEX subsidiaries in the United States did not admit any wrongdoing as part of the settlements and deny allegations of misconduct.

On October 26, 2010, CEMEX, Inc. received an Antitrust Civil Investigative Demand from the Office of the Florida Attorney General, which seeks documents and information in connection with an antitrust investigation by the Florida Attorney General into the ready-mix concrete industry in Florida. As of the date of this report, CEMEX, Inc. has complied with the Office of the Florida Attorney General with respect to the documents and information requested by the civil investigative demand, and it is unclear at this stage whether any formal proceeding will be initiated by the Office of the Florida Attorney General.

Environmental Matters

We are subject to a broad range of environmental laws and regulations in each of the jurisdictions in which we operate. These laws and regulations impose increasingly stringent environmental protection standards regarding, among other things, air emissions, wastewater discharges, the use and handling of hazardous waste or materials, waste disposal practices and the remediation of environmental damage or contamination. These laws and regulations expose us to the risk of substantial environmental costs and liabilities, including liabilities associated with divested assets and past activities and, in some cases, the acts and omissions of the previous owners or operators of a property or facility. Furthermore, in some jurisdictions, certain environmental laws and regulations impose liability, without regard to fault or the legality of the original activity at the time of the actions giving rise to liability.

To prevent, control and remediate environmental problems and maintain compliance with regulatory requirements, we maintain an environmental policy designed to monitor and control environmental matters. Our environmental policy requires each subsidiary to respect and comply with local laws and meet our own internal standards to minimize the use of non-renewable resources and the generation of hazardous and other wastes. We use processes that are designed to reduce the impact of our operations on the environment throughout all the production stages in all our operations worldwide. In addition, we have implemented during 2012 a global Environmental Management System (EMS) that provides a framework to facilitate the consistent and systematic implementation of practical, risk-based environmental management at all sites. It will be used to support sites and businesses across CEMEX globally to document, maintain and continuously improve our environmental performance. We believe that, at present, we are in substantial compliance with all material environmental laws applicable to us.

We regularly incur capital expenditures that have an environmental component or that are impacted by environmental regulations. However, we do not keep separate accounts for such mixed capital and environmental expenditures. Environmental expenditures that extend the life, increase the capacity, improve the safety or efficiency of assets or are incurred to mitigate or prevent future environmental contamination may be capitalized. Other environmental costs are expensed when incurred. For the years ended December 31, 2010, 2011 and 2012, our sustainability capital expenditures (including our environmental expenditures and investments in alternative fuels and cementitious materials) were approximately U.S.$93 million, approximately U.S.$95 million and U.S.$139 million, respectively. However, our environmental expenditures may increase in the future.

The following is a discussion of environmental regulations and related matters in our major markets.

Mexico. We were one of the first industrial groups in Mexico to sign an agreement with the Secretaría del Medio Ambiente y Recursos Naturales, (the “SEMARNAT”), the Mexican government’s environmental ministry, to carry out voluntary environmental audits in our 15 Mexican cement plants under a government-run program. In 2001, the Mexican environmental protection agency in charge of the voluntary environmental auditing program, the Procuraduría Federal de Protección al Ambiente (the “PROFEPA”), which is part of SEMARNAT, completed the audit of our cement plants and awarded all our plants a Certificado de Industria Limpia, or Clean Industry Certificate, certifying that our plants are in full compliance with environmental laws. The Clean Industry Certificates are subject to renewal every two years. As of the date of this report, our operating cement plants have Clean Industry Certificates or are in the process of renewing them. We expect the renewal of all currently expired Clean Industry Certificates.

For over a decade, the technology for recycling used tires into an energy source has been employed in our plants located in Ensenada and Huichapan. By the end of 2006, all our cement plants in Mexico were using tires as an alternative fuel. Municipal collection centers in the cities of Tijuana, Mexicali, Ensenada, Mexico City, Reynosa, Nuevo Laredo and Guadalajara currently enable us to recycle an estimated 10,000 tons of tires per year. Overall, approximately 17.80% of the total fuel used in our operating cement plants in Mexico during 2012 was comprised of alternative fuels.

Between 1999 and February 28, 2013, our operations in Mexico have invested approximately U.S.$92.8 million in the acquisition of environmental protection equipment and the implementation of the ISO 14001 environmental management standards of the International Organization for Standardization (“ISO”). The audit to obtain the renewal of the ISO 14001 certification took place during January 2012. All our operating cement plants in Mexico have obtained the renewal of the ISO 14001 certification for environmental management systems.

On June 6, 2012 the General Law on Climate Change (Ley General de Cambio Climático) (the “Climate Change Law”) was published in the Mexican Official Gazette. The Climate Change Law establishes a legal framework to regulate policies for climate change mitigation and adaptation. Many important provisions require the development of secondary legislation, and depend on the publication of subsequent implementing regulations, which are expected to take place within the twelve months following the publication of the Climate Change Law. Because secondary legislation has not yet been developed and corresponding regulations have not yet been implemented, at this stage, we do not have sufficient information to determine whether or not the measures that may be taken by the Mexican federal government in connection with the Climate Change Law will have a material impact on our business or operations. For instance, the Climate Change Law provides for the elaboration of a registry of the emissions that are generated by fixed sources. However, the detailed guidelines for reporting, including the scope and methodologies for calculation, will be developed by implementing regulations yet to be developed. Companies that are required to report their emissions and fail to do so or that report false information will be fined. We do not expect any negative impact from this development as we already report our direct and indirect carbon dioxide emissions to SEMARNAT under a voluntary scheme. The Climate Change Law also allows for the establishment of specific greenhouse gas reduction targets in accordance with the respective contribution of each economic sector to the national greenhouse gas emissions. We cannot estimate at this time the impact, if any, that any measures related to this may have upon our operations in Mexico. Although the Climate Change Law does not establish a program for emissions trading, it does vest on the Mexican federal government the power to create, authorize and regulate such a scheme, which may be voluntary or binding. We are closely observing the development of implementing regulations and cannot estimate at this time the impact, if any, that any measures related to this may have upon our operations in Mexico.

United States. Our operating subsidiaries in the United States are subject to a wide range of U.S. federal, state and local laws, regulations and ordinances dealing with the protection of human health and the environment. These laws are strictly enforced and can lead to significant monetary penalties for noncompliance. These laws regulate, among other things, water discharges, noise, and air emissions, including dust, as well as the handling, use and disposal of hazardous and non-hazardous waste materials. These laws also create a shared liability scheme under which parties are held responsible for the cost of cleaning up releases to the environment of designated hazardous substances. We therefore may have to conduct environmental remediation associated with the disposal or release of hazardous substances at our various operating facilities, or at sites in the United States to which we sent hazardous waste for disposal. We believe that our current procedures and practices for handling and managing materials are generally consistent with industry standards and legal and regulatory requirements, and that we take appropriate precautions to protect employees and others from harmful exposure to hazardous materials. See “Risk Factors—Risk Relating to Our Business—Our operations are subject to environmental laws and regulations.”

As of February 28, 2013, CEMEX, Inc. and its subsidiaries had accrued liabilities specifically relating to environmental matters in the aggregate amount of approximately U.S.$21.3 million. The environmental matters relate to (i) the disposal of various materials, in accordance with past industry practice, that might be categorized as hazardous substances or wastes, and (ii) the cleanup of hazardous substances or wastes at sites used or operated by CEMEX, Inc. including discontinued operations, either individually or jointly with other parties. Most of the proceedings are in the preliminary stages, and a final resolution might take several years. For purposes of recording the provision, CEMEX, Inc. considers that it is probable that a liability has been incurred and the amount of the liability is reasonably estimable, whether or not claims have been asserted, and without giving effect to any possible future recoveries. Based on information developed to date, CEMEX, Inc. does not believe it will be required to spend significant sums on these matters, in excess of the amounts previously recorded. The ultimate cost that might be incurred to resolve these environmental issues cannot be assured until all environmental studies, investigations, remediation work, and negotiations with, or litigation against, potential sources of recovery have been completed.

In 2007, the EPA launched a CAA enforcement initiative against the U.S. cement industry. The primary goal of the initiative is to assess the industry’s historic compliance with the CAA’s New Source Review program and to reduce emissions from the industry through the installation of add-on controls. CEMEX has actively engaged with the EPA on its investigations, which involve multiple CEMEX facilities, and has entered into two settlements involving a total of $3.4 million in civil penalties and a commitment to incur certain capital expenditures for pollution control equipment at its Victorville, California and Fairborn, Ohio plants. Although some of these proceedings are still in the initial stages, based on our past experience with such matters and currently available information, we believe, although we cannot assure you, that such cases will not have a material impact on our business or operations.

In 2002, CEMEX Construction Materials Florida, LLC (formerly Rinker Materials of Florida, Inc.) (“CEMEX Florida”), a subsidiary of CEMEX, Inc., was granted a federal quarry permit and was the beneficiary of another federal quarry permit for the Lake Belt area in South Florida. The permit held by CEMEX Florida covered CEMEX Florida’s SCL and FEC quarries. CEMEX Florida’s Kendall Krome quarry is operated under the permit of which it was a beneficiary. The FEC quarry is the largest of CEMEX Florida’s quarries measured by volume of aggregates mined and sold. CEMEX Florida’s Miami cement mill is located at the SCL quarry and is supplied by that quarry, while the FEC and Kendall Krome quarries have supplied aggregates to CEMEX and third party users. In response to litigation brought by environmental groups concerning the manner in which the federal quarry permits were granted, in January 2009, the U.S. District Court for the Southern District of Florida ordered the withdrawal of the federal quarry permits for CEMEX Florida’s SCL, FEC and Kendall Krome quarries. The judge ruled that there were deficiencies in the procedures and analysis undertaken by the Army Corps of Engineers (“Corps”) in connection with the issuance of the permits. Upon appeal, on January 21, 2010, the Eleventh Circuit Court of Appeals affirmed the district court’s ruling withdrawing the federal quarry permits for the three CEMEX Florida quarries as well as other third-party federal quarry permits subject to the litigation. On January 29, 2010, the Corps completed a multi-year review commenced as a result of this litigation and issued a Record of Decision (ROD) supporting the issuance of new federal quarry permits for the FEC and SCL quarries. Excavation of new aggregates was stopped at the FEC and SCL quarries from January 20, 2009 until new permits were issued. The FEC permit was issued on February 3, 2010, and the SCL permit on February 18, 2010. The ROD also indicated that a number of potential environmental impacts must be addressed at the wetlands located at the Kendall Krome site before a new federal quarry permit may be issued for mining at that quarry. It is unclear how long it will take to fully address the Corps’ concerns regarding mining in the Kendall Krome wetlands. While no new aggregates will be quarried from wetland areas at Kendall Krome pending the resolution of the potential environmental issues, the FEC and SCL quarries will continue to operate. If CEMEX Florida were unable to maintain the new Lake Belt permits, CEMEX Florida would need to source aggregates, to the extent available, from other locations in Florida or import aggregates. This would likely affect operating income from our Florida operations. Any adverse impacts on the Florida economy arising from the cessation or significant restriction of quarrying operations in the Lake Belt area could also have a material adverse effect on our financial results.

In 2006, the State of California adopted the Global Warming Solutions Act (Assembly Bill 32 or “AB32”) setting into law a goal to reduce the State’s carbon dioxide emissions to 1990 levels by 2020. As part of the measures derived from AB32, the California Air Resources Board developed a cap-and-trade program, to be enforced from 2013, that covers most industrial sources of greenhouse gas emissions in the State, including cement production facilities. The program involves allocating a number of allowances free of charge to covered installations, which must subsequently surrender back to the regulator a number of allowances or qualified offset credits matching their verified emissions during the compliance period. We expect that our Victorville cement plant will receive enough free allowances to operate during the first compliance period (2013-2014) without a material impact on its operating costs.

Europe. In Great Britain, future expenditure on closed and current landfill sites has been assessed and quantified over the period in which the sites are considered to have the potential to cause environmental harm, generally consistent with the regulatory view of up to 60 years from the date of closure. The assessed expenditure relates to the costs of monitoring the sites and the installation, repair and renewal of environmental infrastructure. The costs have been quantified on a net present value basis in the amount of approximately £131.4 million (approximately U.S.$199.3 million as of February 28, 2013, based on an exchange rate of £0.6594 to U.S.$1.00) as of December 31, 2012, and we made an accounting provision for this amount at December 31, 2012.

In 2003, the European Union adopted a directive in order to help it fulfill its commitments under the Kyoto Protocol on climate change. This directive defines and establishes a GHG emissions allowance trading scheme within the European Union, i.e., it caps carbon dioxide emissions from installations involved in energy activities, the production and processing of ferrous metals, the cement and lime industries and the pulp, paper and board production businesses. Installations in these sectors have to monitor their emissions of carbon dioxide, or CO2, and surrender every year allowances (the right to emit one metric ton of CO2) that cover their emissions. Up to 2012, allowances were issued by member states according to their National Allocation Plans, or NAPs. The NAPs not only set the total number of allowances for a given phase, but also defined how they are allocated among participating installations. Allowances are tradable so as to enable companies that manage to reduce their emissions to sell their excess allowances to companies that exceed their allocated quota. Failure to meet the emissions caps can subject a company to heavy penalties.

Companies can also use credits issued under the flexible mechanisms of the Kyoto protocol to fulfill their European obligations. Credits for emission reduction projects obtained under these mechanisms are recognized, up to specified levels, under the ETS as allowance substitutes. The main source of those credits are projects registered under the so-called Clean Development Mechanism (“CDM”), but Joint Implementation (“JI”) credits are also eligible subject to certain criteria; the difference between these credits is dependent on which country is hosting the project: CDM projects are implemented in developing countries, JI projects in developed ones.

As required by the directive, each of the member states established a NAP that defines the free allocation to each industrial facility for Phase II (2008 through 2012). We do not see any significant risk that CEMEX will be short of allowances in Phase II. This assessment stems from various factors, notably a reasonable allocation policy in some countries, our efforts to reduce emissions per unit of clinker produced, reduced demand for our products due to the current economic circumstances, and the use of several risk-free financial instruments. We expect to be a net seller of allowances over Phase II. In addition, we are actively pursuing a strategy aimed at generating additional emission credits through the implementation of CDM projects in Latin America, North Africa and Southeast Asia.

The allocations made to our installations in Spain, the United Kingdom, Germany, Poland and Latvia allow us to foresee a reasonable availability of allowances.

In the case of the United Kingdom, Germany, Poland and Latvia, NAPs have been approved by the European Commission, and allowances have been issued to our existing installations.

On January 9, 2009, we received a positive answer from United Kingdom authorities to a request we filed in late 2008 to retain the allocation of allowances for our Barrington plant after this facility was mothballed in November 2008 and its production moved to our South Ferriby plant.

On May 18, 2009, the Environment Ministry of the Republic of Latvia published the amount of allocation of European Union Allowances, or EUAs, from the New Entrants Reserve to our Broceni plant expansion project. On April 18, 2012, following a successful appeal by the Latvian Government against the European Commission’s rejection of the initial version of the Latvian NAP, the Ministry of Environmental Protection and Regional Development of the Republic of Latvia adopted the Decision No. 46, increasing the allocation to our Broceni plant.

On May 29, 2007, the Polish government filed an appeal before the Court of First Instance in Luxembourg regarding the European Commission’s rejection of the initial version of the Polish NAP. The Polish government has issued allowances at the level already accepted by the European Commission, which is lower than the Polish government proposal by 76 million EUA per year. However, on September 23, 2009, the same Court annulled the European Commission’s decision that reduced the number of EUAs in the Polish NAP. The Court found that such reduction was not justified, arguing that the European Commission should not ignore the historical and forecasted data that Poland used to establish the basis of the NAP allocation. On March 19, 2010, the European Commission and the government of Poland reached an agreement to maintain the originally approved cap for 2010 through 2012 (the remainder of the EU ETS Phase II period). On December 4, 2009, the European Commission appealed the Court of First Instance in Luxembourg’s decision to the European Supreme Court, as its resolution could impact similar cases against the European Commission raised by other Eastern European member states. On March 29, 2012, the European Supreme Court issued the final judgement in the case in favor of Poland, dismissing the European Commission’s appeal. Taking into account the agreement on an approved cap for 2010 through 2012 reached between the European Commission and the government of Poland on March 19, 2010, the Court of First Instance in Luxembourg’s decision has no impact on Poland’s CO2 allowances in the EU ETS Phase II period.

During the years 2010 to 2012, Croatia implemented an emissions trading scheme designed to be compatible with the one in force in the European Union, although no emission allowances could be exchanged between the two schemes. Starting in 2013, and in line with its EU accession process, Croatia will fully adopt the EU ETS Phase III legislation. We do not expect that Croatia’s adoption of the EU emissions trading scheme will substantially affect our overall position.

In December 2008, the European Commission, Council and Parliament reached an agreement on a new Directive that will govern emissions trading after 2012. One of the main features of the Directive is that a European-wide benchmark will be used to allocate free allowances among installations in the cement sector, according to their historical level of clinker production.

On April 27, 2011, the European Commission adopted a Decision that states the rules, including the benchmarks of greenhouse gas emissions performance, to be used by the Member States in calculating the number of allowances to be annually allocated for free to industrial sectors (such as cement) that are deemed to be exposed to the risk of “carbon leakage.” Based on the criteria contained in the adopted Decision and the proposed allocation figures included in the tables of National Implementation Measures submitted by the different EU Member States and Croatia for approval by the European Commission, we expect that the aggregate amount of allowances that will be annually allocated for free to CEMEX in Phase III of the ETS (2013 – 2020) will be sufficient to operate.

Despite having already sold a substantial amount of allowances for Phase II, we believe the overall volume of transactions is justified by our conservative emissions forecast, the stream of offset credits coming from our CDM projects and our expected long position in the initial years of Phase III, meaning that the risk of having to buy allowances in the market is very low. As of February 28, 2013, the price of carbon dioxide allowances for Phase II on the spot market was approximately €4.77 per ton (approximately U.S.$6.3 as of February 28, 2013, based on an exchange rate of €0.7605 to U.S.$1.00). We are taking measures intended to minimize our exposure to this market, while continuing to supply our products to our customers.

Tariffs

The following is a discussion of tariffs on imported cement in our major markets.

Mexico. Mexican tariffs on imported goods vary by product and have historically been as high as 100%. In recent years, import tariffs have been substantially reduced and currently range from none at all for raw materials to over 20% for finished products, with an average weighted tariff of approximately 3.7%. As a result of the North American Free Trade Agreement, or NAFTA, as of January 1, 1998, the tariff on cement imported into Mexico from the United States or Canada was eliminated. However, a tariff in the range of 7% ad valorem will continue to be imposed on cement produced in all other countries unless tariff reduction treaties are implemented or the Mexican government unilaterally reduces that tariff. While the reduction in tariffs could lead to increased competition from imports in our Mexican markets, we anticipate that the cost of transportation from most producers outside Mexico to central Mexico, the region of highest demand, will remain a barrier to entry.

United States. There are no tariffs on cement imported into the United States from any country, except Cuba and North Korea.

Europe. Member countries of the European Union are subject to the uniform European Union commercial policy. There is no tariff on cement imported into a country that is a member of the European Union from another member country or on cement exported from a European Union country to another member country. For cement imported into a member country from a non-member country, the tariff is currently 1.7% of the customs value. Any country with preferential treatment with the European Union is subject to the same tariffs as members of the European Union. Most Eastern European producers exporting cement into European Union countries currently pay no tariff.

Tax Matters

Mexico. Pursuant to amendments to the Mexican Income Tax Law (Ley del Impuesto sobre la Renta), which became effective on January 1, 2005, Mexican companies with direct or indirect investments in entities incorporated in foreign countries, whose income tax liability in those countries is less than 75% of the income tax that would be payable in Mexico, were required to pay taxes in Mexico on passive income, such as dividends, royalties, interest, capital gains and rental fees obtained by such foreign entities, except for income derived from entrepreneurial activities in such countries, which is not subject to tax under these amendments. We filed two motions in the Mexican federal courts challenging the constitutionality of the January 1, 2005 amendments to the Mexican Income Tax Law. Although we had obtained a favorable ruling from the lower Mexican federal court, on September 9, 2008, the Mexican Supreme Court, on appeal, ruled against our constitutional challenge of the controlled foreign corporation tax rules in effect in Mexico for the 2005 to 2007 tax years. Because the Mexican Supreme Court’s decision did not pertain to an amount of taxes due or other tax obligations, we had the right to self-assess any taxes due through the submission of amended tax returns. On March 1, 2012, we self-assessed the taxes corresponding to the 2005 tax year for a total amount, inclusive of surcharges and carry-forward charges, of approximately Ps4.6 billion (approximately U.S.$359.7 million as of February 28, 2013, based on an exchange rate of Ps12.79 to U.S.$1.00), of which 20%, equivalent to approximately Ps928 million (approximately U.S.$72.6 million as of February 28, 2013, based on an exchange rate of Ps12.79 to U.S.$1.00), was paid in connection with the submission of amended tax returns, which were filed on March 1, 2012. The remaining 80% of such total amount is due in January 2013, plus additional surcharges and carry-forward charges if we elect to extend the payment date and pay in thirty-six monthly installments, which can be prepaid at our option. Additionally, on July 5, 2012, we self-assessed the taxes corresponding to the 2006 tax year for a total amount, inclusive of surcharges and carry-forward charges, of approximately Ps1.1 billion (approximately U.S.$86.0 million as of February 28, 2013, based on an exchange rate of Ps12.79 to U.S.$1.00), of which 20%, equivalent to approximately Ps221 million (approximately U.S.$17.3 million as of February 28, 2013, based on an exchange rate of Ps12.79 to U.S.$1.00), was paid in connection with the submission of amended tax returns, which were filed on July 5, 2012. The remaining 80% of such total amount is due in July 2013, plus additional surcharges and carry-forward charges if we elect to extend the payment date and pay in thirty-six monthly installments, which can be prepaid at our option. We believe we have adequate provisions to cover self-assessments for the 2005 and 2006 tax years. For the 2007 tax year, there is no tax due. The Mexican tax authorities agreed with our self-assessment and with the procedure to determine the taxes due for the 2005 and 2006 tax years and, as a result, the Mexican tax authorities may not assess additional amounts of taxes past due for those years. The Mexican Income Tax Law was again amended in 2008, as a result of which we do not expect any material adverse effect from the controlled foreign corporation tax rules for years subsequent to 2007. On December 17, 2012, the Mexican authorities published the decree of the Federation Revenues Law for the 2013 tax year. The decree contains a transitory amnesty provision that grants tax amnesty of up to 80% of certain tax proceedings originated before the 2007 tax period and 100% of interest and penalties of tax proceedings originated in the 2007 tax period and thereafter. CEMEX, S.A.B. de C.V. opted to enter this amnesty program and, therefore, there are no tax liabilities in connection to this matter.

The Mexican Congress approved several amendments to the Mexican Asset Tax Law (Ley del Impuesto al Activo) that came into effect on January 1, 2007. As a result of such amendments, all Mexican corporations, including us, were no longer allowed to deduct liabilities from calculation of the asset tax. We believed that the Asset Tax Law, as amended, was against the Mexican Constitution. We challenged the Asset Tax Law through appropriate constitutional action (juicio de amparo), and the Mexican Supreme Court ruled that the reform did not violate the Mexican Constitution. In addition, the Mexican Supreme Court ordered the lower courts to resolve all pending proceedings based upon criteria provided by the Mexican Supreme Court. However, we will not be affected by this resolution since we have already calculated and paid the applicable asset tax in accordance with the Mexican Asset Tax Law.

The asset tax was imposed at a rate of 1.25% on the value of most of the assets of a Mexican corporation. The asset tax was “complementary” to the corporate income tax (impuesto sobre la renta) and, therefore, was payable only to the extent it exceeded payable income tax.

In 2008, the Asset Tax Law was abolished and a new applicable to all Mexican corporations was enacted, known as the Impuesto Empresarial a Tasa Única (Single Rate Corporate Tax), which is a form of alternative minimum tax.

In November 2009, the Mexican Congress approved a general tax reform, effective as of January 1, 2010. Specifically, the tax reform requires CEMEX to retroactively pay Additional Consolidation Taxes. This tax reform requires CEMEX to pay taxes on certain previously exempt intercompany dividends, certain other special tax items and operating losses generated by members of the consolidated tax group not recovered by the individual company generating such losses within the succeeding 10-year period, which may have a material adverse effect on our cash flow, financial condition and net income. The Additional Consolidation Taxes must be paid over a five-year time period. This tax reform also increased the statutory income tax rate from 28% to 30% for the years 2010 to 2012, then lowered it to 29% for 2013 and 28% for 2014 and future years. However, in December of 2012, the Federal Revenue Law (Ley de Ingresos de la Federación) applicable in 2013, established that the statutory income tax rate will remain at 30% in 2013, and thereafter lowered to 29% for 2014 and 28% for 2015 and future years.

For the 2010 fiscal year, CEMEX was required to pay (at the new, 30% tax rate) 25% of the Additional Consolidation Taxes for the period between 1999 and 2004, with the remaining 75% payable as follows: 25% in 2011, 20% in 2012, 15% in 2013 and 15% in 2014. Additional Consolidation Taxes arising after the 2004 tax year are taken into account in the sixth fiscal year after such year and are payable over the succeeding five years in the same proportions (25%, 25%, 20%, 15% and 15%). Applicable taxes payable as a result of this tax reform are increased by inflation adjustments as required by Mexican Income Tax Law (Ley del Impuesto Sobre la Renta). In connection with these changes in the tax consolidation regime in Mexico, as of December 31, 2009, we recognized a liability of approximately Ps10.5 billion (approximately U.S.$821.0 million as of February 28, 2013, based on an exchange rate of Ps12.79 to U.S.$1.00), of which approximately Ps8.2 billion (approximately U.S.$641.1 million as of February 28, 2013, based on an exchange rate of Ps12.79 to U.S.$1.00) was recognized under “Other non-current assets” in connection with the net liability recognized under the new tax law and that we expect to realize in connection with the payment of this tax liability, and approximately Ps2.2 billion (approximately U.S.$172.0 million as of February 28, 2013, based on an exchange rate of Ps12.79 to U.S.$1.00) was recognized against “Retained earnings” upon adoption of IFRS according to the new law, related to: (a) the difference between the sum of the equity of the controlled entities for tax purposes and the equity for tax purposes of the consolidated entity; (b) dividends from the controlled entities for tax purposes to CEMEX, S.A.B. de C.V.; and (c) other transactions among the companies included in the tax consolidation group that represented the transfer of resources within such group.

On February 15, 2010, we filed a constitutional challenge (juicio de amparo) against the January 1, 2010 tax reform described above. As of June 3, 2011, we were notified of a favorable verdict at the first stage of the trial; the Mexican tax authorities subsequently filed an appeal (recurso de revisión) before the Mexican Supreme Court, which is pending.

On March 31, 2010, additional tax rules (miscelanea fiscal) were published in connection with the general tax reform approved by the Mexican Congress in November 2009. These new rules provide certain taxpayers with benefits arising from the years 1999 to 2004.

On June 30, 2010, CEMEX paid approximately Ps325 million (approximately U.S.$25.4 million as of February 28, 2013, based on an exchange rate of Ps12.79 to U.S.$1.00) of Additional Consolidation Taxes. This first payment represented 25% of the Additional Consolidation Taxes for the “1999 to 2004” period. On March 31, 2011, CEMEX made a second payment of approximately Ps506 million (approximately U.S.$39.6 million as of February 28, 2013, based on an exchange rate of Ps12.79 to U.S.$1.00). This second payment, together with the first payment, represented 50% of the Additional Consolidation Taxes for the “1999-2004” period, and also included the first payment of 25% of the Additional Consolidation Taxes for the “2005” period. On March 30, 2012, CEMEX paid Ps698 million (approximately U.S. $54.6 million as of February 28, 2013, based on an exchange rate of Ps12.79 to U.S. $1.00). This third payment together with the first and second payments represented 70% of the Additional Consolidation Taxes for the “1999-2004” period, 50% of the Additional Consolidation Taxes for the “2005” period and it also included the first payment of 25% of the Additional Consolidation Taxes for the “2006” period. As of February 28, 2013, we have paid an aggregate amount of approximately Ps1.5 billion (approximately U.S. $117.3 million as of February 28, 2013, based on an exchange rate of Ps12.79 to U.S. $1.00) of Additional Consolidation Taxes.

In December 2010, pursuant to certain additional rules, the Mexican tax authorities granted the option to defer the calculation and payment of certain items included in the law in connection with the taxable amount for the difference between the sum of the equity of controlled entities for tax purposes and the equity of the consolidated entity for tax purposes. As a result, CEMEX reduced its estimated tax payable by approximately Ps2.9 billion (approximately U.S.$226.7 million as of February 28, 2013, based on an exchange rate of Ps12.79 to U.S.$1.00) against a credit to the income statement when the new tax enactment took place. In addition, after accounting for the following that took place in 2010: (a) cash payments of Ps325 million (approximately U.S.$25.4 million as of February 28, 2013, based on an exchange rate of Ps12.79 to U.S.$1.00); (b) income tax from subsidiaries paid to the parent company of Ps2.4 billion (approximately U.S.$187.7 million as of February 28, 2013, based on an exchange rate of Ps12.79 to U.S.$1.00); and (c) other adjustments of Ps358 million (approximately U.S.$28.0 million as of February 28, 2013, based on an exchange rate of Ps12.79 to U.S.$1.00), the estimated tax payable for tax consolidation in Mexico amounted to approximately Ps10.1 billion (approximately U.S.$789.7 million as of February 28, 2013, based on an exchange rate of Ps12.79 to U.S.$1.00) as of December 31, 2010. Furthermore, after accounting for the following that took place in 2011: (a) cash payments in the amount of Ps506 million

(approximately U.S.$39.6 million as of February 28, 2013, based on an exchange rate of Ps12.79 to U.S.$1.00); (b) income tax from subsidiaries paid to the parent company of Ps2.3 billion (approximately U.S.$163.3 million as of February 28, 2013, based on an exchange rate of Ps12.79 to U.S.$1.00); and (c) other adjustments of Ps485 million (approximately U.S.$37.9 million as of February 28, 2013, based on an exchange rate of Ps12.79 to U.S.$1.00), the estimated tax payable for tax consolidation in Mexico increased to approximately Ps12.4 billion (approximately U.S.$969.5 million as of February 28, 2013, based on an exchange rate of Ps12.79 to U.S.$1.00) as of December 31, 2011. Additionally, after accounting for the following that took place in 2012: (a) cash payments in the amount of Ps698 million (approximately U.S. $54.6 million as of February 28, 2013, based on an exchange rate of Ps12.79 to U.S.$1.00), (b) income tax from subsidiaries paid to us of Ps2.1 billion (approximately U.S.$163.3 million as of February 28, 2013, based on an exchange rate of Ps12.79 to U.S.$1.00) and (c) other adjustments of Ps745 million (approximately U.S.$58.3 million as of February 28, 2013, based on an exchange rate of Ps12.79 to U.S.$1.00); as of December 31, 2012, the estimated tax payable for tax consolidation in Mexico increased to approximately Ps14.5 billion (approximately U.S.$1.1 billion as of February 28, 2013, based on an exchange rate of Ps12.79 to U.S.$1.00). In December 2012, the Federal Revenue Law (Ley de Ingresos de la Federación) applicable in 2013 established that the statutory income tax rate will remain at 30% in 2013, and thereafter lowered to 29% for 2014 and 28% for 2015 and future years. As of December 31, 2012, our estimated payment schedule of taxes payable resulting from changes in the tax consolidation regime is as follows: approximately Ps2 billion (approximately U.S.$156.4 million as of February 28, 2013, based on an exchange rate of Ps12.79 to U.S.$1.00) in 2013: approximately Ps2.6 billion (approximately U.S.$203.3 million as of February 28, 2013, based on an exchange rate of Ps12.79 to U.S. $1.00) in 2014; approximately Ps2.7 billion (approximately U.S.$211.10 million as of February 28, 2013, based on an exchange rate of Ps12.79 to U.S.$1.00) in 2015; and approximately Ps7.2 billion (approximately U.S.$562.94 million as of February 28, 2013, based on an exchange rate of Ps12.79 to U.S.$1.00) in 2016 and thereafter.

On January 21, 2011, the Mexican tax authorities notified CEMEX, S.A.B. de C.V. of a tax assessment for approximately Ps995.6 million (approximately U.S.$77.8 million as of February 28, 2013, based on an exchange rate of Ps12.79 to U.S.$1.00) pertaining to the 2005 tax year. The tax assessment is related to the corporate income tax in connection with the tax consolidation regime. As a result of a tax reform in 2005, instead of deducting purchases, the law allowed for the cost of goods sold to be deducted. However, since there were inventories as of December 31, 2004, a transition provision of the law allowed for the inventory to be accumulated as income (thus reversing the deduction via purchases) and then deducted from 2005 onwards as cost of goods sold. In order to compute the income resulting from the inventories in 2004, the law allowed this income to be offset against accumulated tax losses of some subsidiaries. The authorities argued that because of this offset, the right to use such losses at the consolidated level had been lost and, therefore, CEMEX had to increase its consolidated income or decrease its consolidated losses. CEMEX believes that there is no legal support for the conclusion of the authority and, on March 29, 2011, CEMEX challenged the assessment before the tax court.

On November 16, 2011, Mexican tax authorities notified Centro Distribuidor and Mexcement, both indirect subsidiaries of CEMEX, S.A.B. de C.V., of tax assessments, related to direct and indirect investments in entities considered to be preferential tax regimens for the 2004 tax year, in the amount of approximately Ps1.3 billion (approximately U.S.$101.6 million as of February 28, 2013, based on an exchange rate of Ps12.79 to U.S.$1.00) and approximately Ps759 million (approximately U.S.$59.3 million as of February 28, 2013, based on an exchange rate of Ps12.79 to U.S.$1.00).

On February 3, 2012, Centro Distribuidor and Mexcement filed a claim against the November 16, 2011 assessments.

United States. As of December 31, 2012, our U.S. subsidiaries and the Internal Revenue Service (IRS) reached a resolution regarding the income tax audits for the years 2005 through 2009 and also tax losses to applicable prior years to recover taxes previously paid. As of the date of this report, the audits for the years 2005 through 2009 have been settled and processed, and the IRS is conducting its audit of years 2010 and 2011. CEMEX believes it has adequately reserved for these matters and that the amounts are not expected to be material to our financial results. However, we cannot assure you that the outcome will not require further provisions for taxes.

Colombia. On November 10, 2010, the Colombian Tax Authority (Dirección de Impuestos) notified CEMEX Colombia of a proceeding (requerimiento especial) in which the Colombian Tax Authority rejected certain tax losses taken by CEMEX Colombia in its 2008 year-end tax return. In addition, the Colombian Tax Authority assessed an increase in taxes to be paid by CEMEX Colombia in the amount of approximately 43 billion Colombian Pesos (approximately U.S.$23.7 million as of February 28, 2013, based on an exchange rate of 1,816.42 Colombian Pesos to U.S.$1.00) and imposed a penalty in the amount of approximately 69 billion Colombian Pesos (approximately U.S.$38.0 million as of February 28, 2013, based on an exchange rate of 1,816.42 Colombian Pesos to U.S.$1.00). The Colombian Tax Authority argues that CEMEX Colombia is limited in its use of prior year tax losses to 25% of such losses per subsequent year. We believe that the tax provision that limits the use of prior year tax losses does not apply in the case of CEMEX Colombia because the applicable tax law was repealed in 2006. Furthermore, we believe that the Colombian Tax Authority is no longer able to review the 2008 tax return because the time to review such returns has already expired pursuant to Colombian law. In February 2011, CEMEX Colombia presented its arguments to the Colombian Tax Authority. On July 27, 2011, the Colombian Tax Authority issued its final determination, which confirmed the information in the November 10, 2010 proceeding notice (requerimiento especial). The official assessment was appealed by CEMEX Colombia on September 27, 2011, and the Colombian Tax Authority has one year to resolve the appeal. On July 31, 2012, the Colombian Tax Authority notified CEMEX Colombia of the resolution confirming the official assessment. CEMEX Colombia filed a lawsuit on November 16, 2012.

On April 1, 2011, the Colombian Tax Authority notified CEMEX Colombia of a proceeding notice (requerimiento especial) in which the Colombian Tax Authority rejected certain deductions taken by CEMEX Colombia in its 2009 year-end tax return. The Colombian Tax Authority assessed an increase in taxes to be paid by CEMEX Colombia in the amount of approximately 90 billion Colombian Pesos (approximately U.S.$49.6 million as of February 28, 2013, based on an exchange rate of 1,816.42 Colombian Pesos to U.S.$1.00) and imposed a penalty in the amount of approximately 144 billion Colombian Pesos (approximately U.S.$79.3 million as of February 28, 2013, based on an exchange rate of 1,816.42 Colombian Pesos to U.S.$1.00). The Colombian Tax Authority argues that certain expenses are not deductible for fiscal purposes because they are not linked to direct revenues recorded in the same fiscal year, without taking into consideration that future revenue will be taxed with income tax in Colombia. CEMEX Colombia responded to the proceeding notice (requerimiento especial) on June 25, 2011. On December 15, 2011, the Colombian Tax Authority issued its final determination, which confirmed the information in the special proceeding. CEMEX Colombia appealed the final determination on February 15, 2012 and the Colombian Tax Authority has one year to resolve the appeal.

On January 17, 2013, the Colombian Tax Authority notified CEMEX Colombia of the resolution confirming the official liquidation. The company has four months, subsequent to the date of the resolution, to appeal.

At this stage, we are not able to assess the likelihood of an adverse result or potential damages which could be borne by CEMEX Colombia in either of the special proceedings described above, but if adversely resolved, they could have a material adverse impact on our financial results.

Other Legal Proceedings

Expropriation of CEMEX Venezuela and ICSID Arbitration. On August 18, 2008, Venezuelan officials took physical control of the facilities of CEMEX Venezuela, following the issuance of several governmental decrees purporting to authorize the takeover by the government of Venezuela of all of CEMEX Venezuela’s assets, shares and business. Around the same time, the Venezuelan government removed the board of directors of CEMEX Venezuela and replaced its senior management. On October 16, 2008, CEMEX Caracas, which held a 75.7% interest in CEMEX Venezuela, filed a request for arbitration against the government of Venezuela before the International Centre for Settlement of Investment Disputes, or ICSID, seeking relief for the expropriation of their interest in CEMEX Venezuela. In the ICSID proceedings against Venezuela, CEMEX Caracas was seeking: (a) a declaration that the government of Venezuela was in breach of its obligations under a bilateral investment treaty between the Netherlands and Venezuela (the “Treaty”), the Venezuelan Foreign Investment Law and customary international law; (b) an order that the government of Venezuela restore to CEMEX Caracas their interest in, and control over, CEMEX Venezuela; (c) in the alternative, an order that the government of Venezuela pay CEMEX Caracas full compensation with respect to its breaches of the Treaty, the Venezuelan Foreign Investment Law and customary international law, in an amount to be determined in the arbitration, together with interest at a rate not less than LIBOR, compounded until the time of payment; and (d) an order that the government of Venezuela pay all costs of and associated with the arbitration, including CEMEX Caracas’s legal fees, experts’ fees, administrative fees and the fees and expenses of the arbitral tribunal. The ICSID Tribunal was constituted on July 6, 2009. The arbitral tribunal issued its decision in favor of jurisdiction on December 30, 2010.

Separately, the government of Venezuela had claimed that three cement transportation vessels, which the former CEMEX Venezuela transferred to a third party before the expropriation, continue to be the property of the former CEMEX Venezuela and obtained interim measures before Venezuelan courts barring further transfer or disposition of those vessels. The government of Venezuela attempted to enforce these interim measures in the courts of Panama, and on October 13, 2010, the Panamanian Supreme Civil Court confirmed its prior rejection of such attempt to give the Venezuelan interim measures legal effect in Panama. In December of 2010, the Venezuelan Attorney General’s office filed a complaint before the Maritime Court of the First Instance, Caracas, again seeking an order for the transfer of the vessels and damages for the allegedly unlawful deprivation of Venezuela’s use and enjoyment of the vessels.

On November 30, 2011, following negotiations with the government of Venezuela and its public entity Corporación Socialista de Cemento, S.A., a settlement agreement was reached between CEMEX Caracas and the government of Venezuela that closed on December 13, 2011. Under this settlement agreement, CEMEX Caracas received compensation for the expropriation of CEMEX Venezuela in the form of (i) a cash payment of approximately U.S.$240 million and (ii) notes issued by PDVSA which nominal value and interest income to maturity totaled U.S.$360 million. Additionally, as part of the settlement, claims, including the above referenced claim regarding the three transportation vessels, among all parties and their affiliates were released, and all intercompany payments due (approximately U.S.$154 million) from or to CEMEX Venezuela to and from CEMEX affiliates, as the case may be, were cancelled. As a result of this settlement agreement, CEMEX Caracas and the government of Venezuela agreed to withdraw its ICSID arbitration.

Colombian Construction Claims. On August 5, 2005, the Urban Development Institute (Instituto de Desarrollo Urbano) and an individual filed a lawsuit in the Fourth Anti-Corruption Court of Bogotá (Fiscalía Cuarta Anticorrupción de Bogotá) against a subsidiary of CEMEX Colombia, S.A. claiming that it was liable, along with the other members of the Asociación Colombiana de Productores de Concreto, or ASOCRETO, a union formed by all the ready-mix concrete producers in Colombia, for the premature distress of the roads built for the mass public transportation system of Bogotá using ready-mix concrete supplied by CEMEX Colombia and other ASOCRETO members. The plaintiffs allege that the base material supplied for the road construction failed to meet the quality standards offered by CEMEX Colombia and the other ASOCRETO members and/or that they provided insufficient or inaccurate information in connection with the product. The plaintiffs seek the repair of the roads in a manner which guarantees their service during the 20-year period for which they were originally designed, and estimate that the cost of such repair will be approximately 100 billion Colombian Pesos (approximately U.S.$55.1 million as of February 28, 2013, based on an exchange rate of 1,816.42 Colombian Pesos to U.S.$1.00). The lawsuit was filed within the context of a criminal investigation of two ASOCRETO officers and other individuals, alleging that the ready-mix concrete producers were liable for damages if the ASOCRETO officers were criminally responsible. On January 21, 2008, CEMEX Colombia was subject to a judicial order, issued by the court, sequestering a quarry called El Tunjuelo, as security for a possible future money judgment to be rendered against CEMEX Colombia in these proceedings. The court determined that in order to lift this attachment and prevent further attachments, CEMEX Colombia was required within a period of ten days to deposit with the court in cash 337.8 billion Colombian Pesos (approximately U.S.$186.0 million as of February 28, 2013, based on an exchange rate of 1,816.42 Colombian Pesos to U.S.$1.00), instead of being allowed to post an insurance policy to secure such recovery. CEMEX Colombia asked for reconsideration, and the court allowed CEMEX Colombia to present an insurance policy. Nevertheless, CEMEX Colombia appealed this decision, in order to reduce the amount of the insurance policy, and also requested that the guarantee be covered by all defendants in the case. On March 9, 2009, the Superior Court of Bogotá reversed this decision, allowing CEMEX Colombia to offer a security in the amount of 20 billion Colombian Pesos (approximately U.S.$11.0 million as of February 28, 2013, based on an exchange rate of 1,816.42 Colombian Pesos to U.S.$1.00). CEMEX Colombia gave the aforementioned security, and on July 27, 2009, the Superior Court of Bogotá lifted the attachment on the quarry. One of the plaintiffs appealed this decision, but the Supreme Court of Bogotá confirmed the lifting of the attachment. At this stage, we are not able to assess the likelihood of an adverse result or, because of the number of defendants, the potential damages which could be borne by CEMEX Colombia. The preliminary hearing to dismiss was unsuccessful and the final argument stage concluded on August 28, 2012.

On October 10, 2012, the court nullified the accusation made against Jose Miguel Paz and Diego Jaramillo, (ASOCRETO officials). The judgment convicted Andres Camargo, former Director of the Urban Development Institute, and legal representatives of the builder and the auditor to a prison term of 85 months and a fine of 32 million Colombian Pesos (approximately U.S. $17,617 as of February 28, 2013, based on an exchange rate of 1,816.42 Colombian Pesos to U.S.$1.00).

As a consequence of the annulment, the judge ordered a restart of the proceedings against the ASOCRETO officers. The ruling can be appealed, but the practical effect of this decision is that the criminal action against ASOCRETO officers will be barred and, therefore, we expect that there will be no condemnation against CEMEX Colombia.

In addition, as a consequence of the prematurely faulty paving stones used in the “Transmilenio—Autopista Norte” project in Colombia, six citizen actions were brought against CEMEX Colombia. The Colombian Administrative Court nullified five of such actions and currently, only the popular action brought by the citizen Félix Ocampo, remains outstanding. In addition, the Urban Development Institute filed another popular action alleging that CEMEX Colombia made deceiving advertisements on the characteristics of the fluid filling of the material used. In the “Transmilenio—Autopista Norte” project, CEMEX Colombia participated solely and exclusively as supplier of the fluid filling and ready-mix concrete, which were delivered and received to the satisfaction of the contractor, fulfilling all the required technical specifications. Likewise, CEMEX Colombia did not participate in or have any responsibility on the design, materials or their corresponding technical specifications.

Croatian Concession Litigation. After an extended consultation period, in April 2006, the cities of Kaštela and Solin in Croatia published their respective Master (physical) Plans defining the development zones within their respective municipalities, adversely impacting the mining concession granted to Cemex Hrvatska d.d., or CEMEX Croatia, our subsidiary in Croatia, by the Government of Croatia in September 2005. During the consultation period, CEMEX Croatia submitted comments and suggestions to the Master Plans, but these were not taken into account or incorporated into the Master Plans by Kaštela and Solin. Most of these comments and suggestions were intended to protect and preserve the rights of CEMEX Croatia’s mining concession. Immediately after publication of the Master Plans, CEMEX Croatia filed a series of lawsuits and legal actions before the local and federal courts to protect its acquired rights under the mining concessions including: (i) on May 17, 2006, a constitutional appeal before the constitutional court in Zagreb, seeking a declaration by the court concerning CEMEX Croatia’s constitutional claim for decrease and obstruction of rights earned by investment, and seeking prohibition of implementation of the Master Plans; this appeal is currently under review by the Constitutional Court in Croatia, and we cannot predict when it will be resolved; and (ii) on May 17, 2006, an administrative proceeding seeking a declaration from the Government of Croatia confirming that CEMEX Croatia acquired rights under the mining concessions. The ruling of the Croatian administrative body confirms that CEMEX Croatia acquired rights according to the previous decisions. The Administrative Court in Croatia has ruled in favor of CEMEX Croatia, validating the legality of the mining concession granted to CEMEX Croatia by the Government of Croatia, in September 2005. As of the date of this report, we have not yet been notified of an official declaration from the Constitutional Court regarding an open question that CEMEX Croatia has formally made as to whether the cities of Solin and Kaštela, within the scope of their Master Plans, can unilaterally change the borders of exploited fields. We believe that a declaration of the Constitutional Court will enable us to seek compensation for the losses caused by the proposed border changes.

Florida Litigation Relating to the Brooksville South Project. In November 2008, AMEC/Zachry, the general contractor for the Brooksville South expansion project in Florida, filed a lawsuit against CEMEX Florida in Florida State Court in Orlando (Complex Commercial Litigation Division), alleging delay damages, seeking an equitable adjustment to the Design/Build contract and payment of change orders. AMEC/Zachry sought U.S.$60.0 million as compensation. In February 2009, AMEC/Zachry filed an amended complaint asserting a claim by AMEC E&C Services, Inc. against CEMEX Materials, LLC (“CEMEX Materials”) as the guarantor of the Design/Build contract. CEMEX Florida answered the suit, denying any breach of contract and asserting affirmative defenses and counterclaims against AMEC/Zachry for breach of contract. CEMEX Florida also asserted certain claims against AMEC, plc as the guarantor for the contract and FLSmidth, Inc. (“FLS”) as the equipment manufacturer. FLS filed a variety of motions challenging CEMEX Florida’s claims against FLS. Based upon the court rulings on FLS’s motions, on July 16, 2010, CEMEX Florida amended its counterclaim against AMEC/Zachry and its crossclaim against FLS. CEMEX Florida asserted new claims against AMEC/Zachry for negligent misrepresentation, and reasserted its claims for common law indemnity, negligent misrepresentation and breach of contract against FLS. FLS also filed an amended answer asserting crossclaims against CEMEX Florida and CEMEX Materials for breach of contract and unjust enrichment. After an extensive motion practice and discovery phase of the case, the parties to this proceeding have entered into a settlement. The settlement of this matter will not have a material adverse effect on our results.

Panamanian Height Restriction Litigation. On July 30, 2008, the Panamanian Autoridad de Aeronáutica Civil denied a request by our subsidiary Cemento Bayano to erect structures above the permitted height restriction applicable to certain areas surrounding Calzada Larga Airport. This height restriction is set according to applicable legal regulations and reaches the construction area of the cement plant’s second line. According to design plans, ten of the planned structures would exceed the permitted height. Cemento Bayano has formally requested the above-mentioned authority to reconsider its denial. On October 14, 2008, The Panamanian Autoridad de Aeronáutica Civil granted permission to construct the tallest building of the second line, under the following conditions: (a) Cemento Bayano shall assume any liability arising out of any incident or accident caused by the construction of such building; and (b) there will be no further permissions for additional structures. Cemento Bayano filed an appeal with respect to the second condition and has submitted a request for permission in respect to the rest of the structures. On March 13, 2009, the Autoridad de Aeronáutica Civil issued a ruling stating that (a) should an accident occur in the perimeter of the Calzada Larga Airport, an investigation shall be conducted in order to determine the cause and further responsibility; and (b) there will be no further permissions for additional structures of the same height as the tallest structure already granted. Therefore, additional permits may be obtained as long as the structures are lower than the tallest building, on a case-by-case analysis to be conducted by the authority. On June 11, 2009, the Panamanian Autoridad de Aeronáutica Civil issued a ruling denying a permit for additional structures above the permitted height restriction applicable to certain areas surrounding Calzada Larga Airport. On June 16, 2009, Cemento Bayano, S.A. requested the abovementioned authority to reconsider its denial. As of March 12, 2013, the Panamanian Autoridad de Aeronaútica Civil had not yet issued a ruling pursuant to our request for reconsideration. We will continue the negotiations with officials at the Panamanian Autoridad de Aeronaútica Civil in hopes of attaining a negotiated settlement that addresses all their concerns.

Texas General Land Office Litigation. The Texas General Land Office (“GLO”) alleged that CEMEX Construction Materials South, LLC failed to pay approximately U.S.$550 million in royalties related to mining by CEMEX and its predecessors since the 1940s on lands that, when transferred originally by the State of Texas, contained reservation of mineral rights. The petition filed by the GLO also sought injunctive relief, although the State did not pursue such relief. On December 17, 2009, the Texas state district court granted CEMEX’s motion for summary judgment finding that the GLO’s claims had no merit. The GLO filed a Motion for Reconsideration that was denied by the court. The court severed the parties’ ancillary claims, including CEMEX’s counter claims and third-party claims against Texas Land Commissioner Jerry Patterson and the State’s trespass to try title claim against CEMEX, from the case’s central claims of breach of contract, conversion and injunction, holding that these ancillary claims should be held in abeyance until resolution of the GLO’s appeal. The GLO filed its appeal on March 25, 2010. Both parties submitted briefs and the Court of Appeals heard oral arguments on May 3, 2011. On August 31, 2011, the El Paso Court of Appeals reversed the trial court’s judgment and rendered judgment in favor of the State of Texas with respect to the ownership of the materials on the lands mined by CEMEX and its predecessors in interest. On November 16, 2011, CEMEX petitioned the Texas Supreme Court for review of the El Paso Court of Appeals’ decision. On February 23, 2012, the GLO and CEMEX entered into an agreement to settle all claims, including claims for past royalties, without any admission of liability by CEMEX. Pursuant to the settlement, CEMEX will pay U.S.$750,000 in five equal installments of U.S.$150,000 per year and has entered into a royalty mining lease at the royalty rate required by the Texas Natural Resources Code on a going forward basis, beginning in September 2012. Further, CEMEX’s pending appeal to the Texas Supreme Court has been withdrawn and all ancillary claims that were held in abeyance have been dismissed.

Strabag Arbitration. Following an auction process, CEMEX (through its subsidiary RMC Holding B.V.) entered into a share purchase agreement, dated July 30, 2008 (the “SPA”), to sell its operations in Austria (then consisting of 26 aggregates and 41 ready-mix concrete plants) and Hungary (then consisting of 6 aggregates, 29 ready-mix concrete and 4 paving stone plants) to Strabag SE, one of Europe’s leading construction and building materials groups (“Strabag”), for €310 million (approximately U.S.$407.6 million as of February 28, 2013, based on an exchange rate of €0.7605 to U.S.$1.00). On February 10, 2009, the Hungarian Competition Council approved the sale of the Hungarian assets subject to the condition that Strabag sell the ready-mix concrete plant operating in Salgótarján to a third party within the next year. On April 28, 2009, the Austrian Cartel Court (Kartellgericht) approved the sale of the Austrian assets subject to the condition that Strabag sell to a third party several ready-mix concrete plants, including the Nordbahnhof plant in Vienna. The Nordbahnhof plant had, however, already been dismantled by the time of the approval, so this condition could not be satisfied. Contrary to CEMEX’s recommendation that a supplementary application should have been made to the Austrian Cartel Court, Strabag and the Austrian competition authority appealed the decision of the Austrian Cartel Court. On July 1, 2009, Strabag gave notice of its purported rescission of the SPA, arguing that the antitrust condition precedent under the SPA had not been satisfied before the contractual cut-off date of June 30, 2009. On the same day, CEMEX notified Strabag that CEMEX considered their purported rescission invalid. In the face of Strabag’s continued refusal to cooperate in making a supplementary application to the Austrian Cartel Court, CEMEX rescinded the SPA with effect from September 16, 2009. On October 19, 2009, CEMEX (through RMC Holding B.V.) filed a claim against Strabag before the International Arbitration Court of the International Chamber of Commerce, requesting a declaration that Strabag’s rescission of the SPA was invalid, that CEMEX’s rescission was lawful and effective and claiming damages in a substantial amount likely to exceed €150 million (approximately U.S.$197.2 million as of February 28, 2013, based on an exchange rate of €0.7605 to U.S.$1.00). On December 23, 2009, Strabag filed its answer to CEMEX’s request for arbitration asking the tribunal to dismiss the claim and also filed a counterclaim for an amount of €0.8 million (approximately U.S.$1.1 million as of February 28, 2013, based on an exchange rate of €0.7605 to U.S.$1.00) as damages and applied for security for costs in the amount of €1 million (approximately U.S.$1.3 million as of February 28, 2013, based on an exchange rate of €0.7605 to U.S.$1.00) in the form of an on-demand bank guarantee. The security for costs application was withdrawn by Strabag on March 9, 2010. CEMEX considered Strabag’s counterclaim to be unfounded. The arbitral tribunal was constituted on February 16, 2010 and a first procedural hearing was held on March 23, 2010 at which the parties agreed on the terms of reference and procedural rules in accordance with Article 18 of the ICC Rules of Arbitration. Pursuant to the procedural rules, on June 30, 2010, CEMEX submitted its statement of claim and its list of witnesses. On October 29, 2010, Strabag submitted its statement of defense and counterclaim. On January 14, 2011, CEMEX submitted its reply and answer to Strabag’s counterclaim. On March 7, 2011, Strabag submitted its rejoinder. Pursuant to Article 21 of the ICC Rules of Arbitration, the evidentiary hearing took place from May 2 to May 9, 2011. The hearing on quantum (attended by the quantum experts) took place on September 20, 2011. A second hearing on quantum was held on November 23 and 24, 2011. Post-hearing briefs were submitted on December 22, 2011, concluding that stage of the proceedings.

CEMEX was notified of the final award, dated May 29, 2012, on June 1, 2012. According to this final award, the arbitral tribunal declared that Strabag’s rescission of the SPA was unlawful and ineffective, and ordered Strabag to pay to CEMEX: (i) damages in the amount of €30 million (approximately U.S.$39.5 million as of February 28, 2013, based on an exchange rate of €0.7605 to U.S.$1.00) with interest thereon from the date of the Request for Arbitration (October 19, 2009) until payment in full at the rate of 8.32% per annum; (ii) default interest for the period of July 7, 2009 through September 16, 2009 in the amount of €4,946,182 (approximately U.S.$6.5 million as of February 28, 2013, based on an exchange rate of €0.7605 to U.S.$1.00) with interest thereon from the date of the statement of claim (June 30, 2010) until payment in full at the rate of 4% per annum; (iii) U.S.$250,000 as partial compensation for CEMEX’s ICC costs of arbitration and (iv) €750,551 (approximately U.S.$1.0 million as of February 28, 2013, based on an exchange rate of €0.7605 to U.S.$1.00) as compensation for CEMEX’s legal costs incurred in the proceedings. Also, Strabag’s counterclaim was dismissed. Strabag filed an annulment action before the Swiss Federal Court on July 2, 2012.

In relation to the annulment process with the Swiss Federal Court, on July 20, 2012, Strabag paid us, through RMC Holdings B.V., the amounts ordered by the arbitral tribunal on its final award dated May 29, 2012 (principal plus surplus accrued interest) totaling €42,977,921.66 (approximately U.S.$56.51 million as of February 28, 2013, based on an exchange rate of €0.7605 to U.S.$1.00) and U.S.$250,520.55, and, in order to secure the potential obligation for RMC Holdings B.V. to repay these amounts to Strabag in the event that the Swiss Federal Supreme Court resolves to annul the May 29, 2012 final award, RMC Holdings B.V. pledged in favor of Strabag 496,355 shares (representing approximately a 33% stake) in its subsidiary CEMEX Austria AG. On September 6, 2012, we presented our reply to the annulment action before the Swiss Federal Court.

The Swiss Federal Court rendered its judgment on February 20, 2013. The court rejected the annulment action brought by Strabag and ordered Strabag to bear the court costs amounting to CHF100,000 (approximately U.S.$0.1 million as of February 28, 2013, based on an exchange rate of CHF0.9294 to U.S.$1.00) and to compensate RMC Holdings B.V. with an amount of CHF200,000 (approximately U.S.$0.2 million as of February 28, 2013, based on an exchange rate of CHF0.9294 to U.S.$1.00) for costs incurred in the proceedings. As a result, the pledge made in favor of Strabag was cancelled on March 4, 2013.

Colombian Water Use Litigation. On June 5, 2010, the District of Bogotá’s environmental secretary (Secretaría Distrital de Ambiente de Bogotá) issued a temporary injunction suspending all mining activities at CEMEX Colombia’s El Tunjuelo quarry, located in Bogotá, Colombia. As part of the temporary injunction, Holcim Colombia and Fundación San Antonio (local aggregates producers which also have mining activities located in the same area as the El Tunjuelo quarry) have also been ordered to suspend mining activities in that area. The District of Bogotá’s environmental secretary alleges that during the past 60 years, CEMEX Colombia and the other companies have illegally changed the course of the Tunjuelo River, have used the percolating waters without permission and have improperly used the edge of the river for mining activities. In connection with the temporary injunction, on June 5, 2010, CEMEX Colombia received a formal notification from the District of Bogotá’s environmental secretary informing it of the initiation of proceedings to impose fines against CEMEX Colombia. CEMEX Colombia has requested that the temporary injunction be revoked, arguing that its mining activities are supported by all authorizations required pursuant to the applicable environmental laws and that all the environmental impact statements submitted by CEMEX Colombia have been reviewed and authorized by the Environmental Ministry (Ministerio del Medio Ambiente, Vivienda y Desarrollo Territorial). On June 11, 2010, the local authorities in Bogotá, in compliance with the District of Bogotá’s environmental secretary’s decision, sealed off the mine to machinery and prohibited the extraction of our aggregates inventory. Although there is not an official quantification of the possible fine, the District of Bogotá’s environmental secretary has publicly declared that the fine could be as much as 300 billion Colombian Pesos (approximately U.S.$165.2 million as of February 28, 2013, based on an exchange rate of 1,816.42 Colombian Pesos to U.S.$1.00). The temporary injunction does not currently compromise the production and supply of ready-mix concrete to any of our clients in Colombia. CEMEX Colombia is analyzing its legal strategy to defend itself against these proceedings. At this stage, we are not able to assess the likelihood of an adverse result, but if adversely resolved, it could have a material adverse impact on our financial results.

Israeli Class Action Litigation. On June 21, 2012, one of our subsidiaries in Israel was notified about an application for the approval of a class action suit against it. The application was filed by a homeowner who built his house with concrete supplied by our Israeli subsidiary in October 2010. According to the application, the plaintiff claims that the concrete supplied to him did not meet with the “Israel Standard for Concrete Strength No. 118” and that, as a result, our Israeli subsidiary acted unlawfully toward all of its customers who requested a specific type of concrete but that received concrete that did not comply with the Israeli standard requirements. As per the application, the plaintiff claims that the supply of the alleged non-conforming concrete has caused financial and non-financial damages to those customers, including the plaintiff. We presume that the class action would represent the claim of all the clients who purchased the alleged non-conforming concrete from our Israeli subsidiary during the past 7 years, the limitation period according to applicable laws in Israel. The damages that could be sought amount to approximately 276 million Israeli Shekels (approximately U.S.$74.4 million as of February 28, 2013, based on an exchange rate of 3.708 Israeli Shekels to U.S.$1.00). Our Israeli subsidiary has until March 31, 2013 to submit a formal response to the corresponding court. At this stage, we believe the application is vexatious and should be dismissed without any expense to us. As of the date of this report, we are not able to assess the likelihood of the class action application being approved or, if such application were approved, the likelihood of an adverse resolution in the class action suit. However, if adversely resolved, we do not believe the final resolutions would have a material adverse impact on our financial results.

Egypt Share Purchase Agreement. On September 13, 2012, ACC, through local media in Egypt, learned about a preliminary non-enforceable decision against ACC made by a court of first instance in Assiut, Egypt, regarding the annulment of a Share Purchase Agreement signed in November 1999 between CEMEX and state-owned Metallurgical Industries Company pursuant to which CEMEX acquired a controlling interest in ACC. On September 19, 2012, ACC received the formal notification of the ruling made by the Assiut court of first instance. On October 18, 2012, ACC filed an appeal which was followed by Metallurgical Industries Company’s appeal filed on October 20, 2012. Hearings have been held on December 19, 2012 and January 22, 2013, with the next hearing scheduled to take place on April 16, 2013. At the January 22, 2013 hearing, the Assiut Court decided to join the appeals filed by each of ACC and the Metallurgical Industries Holding Company. At this stage, we are not able to assess the likelihood of an adverse result, but if adversely resolved, the final resolution could have a material adverse impact on our financial results.

As of the date of this report, we are involved in various legal proceedings involving product warranty claims, environmental claims, indemnification claims relating to acquisitions and similar types of claims brought against us that have arisen in the ordinary course of business. We believe we have made adequate provisions to cover both current and contemplated general and specific litigation risks, and we believe these matters will be resolved without any significant effect on our operations, financial position or results of operations. We are sometimes able to make and disclose reasonable estimates of the expected loss or range of possible loss, as well as disclose any provision accrued for such loss. However, for a limited number of ongoing legal proceedings, we may not be able to make a reasonable estimate of the expected loss or range of possible loss or may be able to do so but believe that disclosure of such information on a case-by-case basis would seriously prejudice our position in the ongoing legal proceedings or in any related settlement discussions. Accordingly, in these cases, we have disclosed qualitative information with respect to the nature and characteristics of the contingency, but have not disclosed the estimate of the range of potential loss.